Exhibit 99.1

ARRANGEMENT INVOLVING

PRETIUM RESOURCES INC.

and

NEWCREST MINING LIMITED

and

NEWCREST BC MINING LTD.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS TO BE HELD VIRTUALLY ON JANUARY 20th, 2022 at 2:00 p.m. (Vancouver time)

This management information circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult a professional advisor. If you have any questions or require more information with respect to the procedures for voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group toll free within North America at 1-877-452-7184 (1-416-304-0211 Outside North America), or by email at assistance@laurelhill.com.

YOUR VOTE IS IMPORTANT. TAKE ACTION AND VOTE TODAY. THE BOARD OF DIRECTORS OF PRETIUM RESOURCES INC. UNANIMOUSLY RECOMMENDS THAT SECURITYHOLDERS VOTE
FOR THE ARRANGEMENT RESOLUTION SET FORTH IN THIS CIRCULAR

December 16, 2021

LETTER TO SHAREHOLDERS AND OPTIONHOLDERS

December 16, 2021

Dear Pretivm Shareholders and Optionholders:

The Board of Directors (the “Board”) of Pretium Resources Inc. (the “Company” or “Pretivm”) invites you to attend the special meeting (the “Meeting”) of the holders of common shares (the “Pretivm Shares”) of the Company (the “Shareholders”) and the holders of options to purchase Pretivm Shares (the “Pretivm Options”) of the Company (the “Optionholders”, and collectively with the Shareholders, the “Securityholders”) to be held virtually via live audio webcast on January 20, 2022 at 2:00 p.m. (Vancouver time) at https://meetnow.global/MAZZWNK.

The Arrangement

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”), in accordance with the terms of an arrangement agreement entered into by the Company, Newcrest Mining Limited (the “Purchaser” or “Newcrest”) and its indirect wholly-owned subsidiary, Newcrest BC Mining Ltd. (“Acquireco”) on November 8, 2021, as amended on December 13, 2021 (as amended, the “Arrangement Agreement”), pursuant to which Acquireco, Newcrest’s indirect wholly-owned subsidiary, agreed to acquire all of the issued and outstanding Pretivm Shares that it does not already own by way of a statutory plan of arrangement (the “Plan of Arrangement) under section 288 of the Business Corporations Act (British Columbia) (“BCBCA”).

Under the terms of the Arrangement Agreement, which was negotiated at arm’s length, each Shareholder (other than Shareholders validly exercising their dissent rights (the “Dissenting Shareholders”) and the Purchaser, Acquireco and any of their respective affiliates) will receive, at such Shareholder’s election on the closing of the Arrangement: (a) $18.50 in cash for each Pretivm Share held (the “All Cash Consideration”) or (b) 0.8084 of an ordinary share in the capital of the Purchaser (each ordinary share, a “Newcrest Share”) for each Pretivm Share held (the “All Share Consideration”), in each case subject to pro-ration to ensure that the aggregate of the All Cash Consideration payable and the aggregate of the All Share Consideration issuable under the Arrangement each represents 50% of the total transaction consideration. Shareholders who do not make an election will receive, on the closing of the Arrangement, default consideration of $9.25 in cash and 0.4042 of a Newcrest Share for each Pretivm Share held by such Shareholders (the “Default Consideration” and, collectively with the All Cash Consideration and All Share Consideration, the “Consideration”).

Pursuant to the Arrangement, each Pretivm Option (whether vested or unvested) outstanding immediately prior to 12:01 a.m. (Vancouver time) (the “Effective Time”) on the date the Arrangement becomes effective (the “Effective Date”), or such other time on the Effective Date agreed to by Pretivm and Newcrest, will be deemed unconditionally vested and exercisable and shall be deemed to be transferred to Pretivm in exchange for a cash payment equal to the amount, if any, by which the All Cash Consideration in respect of each Pretivm Share underlying each Pretivm Option exceeds the exercise price for such Pretivm Option, less applicable withholding taxes. Following such transfer, each such Pretivm Option will immediately be cancelled.

Each deferred share unit (each, a “Pretivm DSU”), performance share unit (each, a “Pretivm PSU”) and restricted share unit (each, a “Pretivm RSU”) of Pretivm (whether vested or unvested) outstanding immediately prior to the Effective Time will be deemed to be unconditionally vested (which shall include the full vesting of Pretivm PSUs on the basis that all performance criteria associated therewith had been achieved and a 200% performance multiplier was applicable to such vesting) and shall be deemed to be assigned and transferred to the Company in exchange for a cash payment equal to the All Cash Consideration for each Pretivm DSU, Pretivm PSU or Pretivm RSU, respectively, less applicable withholding taxes. Following such transfer, such Pretivm DSUs, Pretivm PSUs and Pretivm RSUs will immediately be cancelled.

The Consideration represents a premium of 23% and 29% to the closing price and the 20-day volume weighted average price, respectively, of the Pretivm Shares on the Toronto Stock Exchange as at November 8, 2021. The total equity value pursuant to the Arrangement is approximately $3.5 billion on a fully diluted basis. Newcrest currently owns approximately 4.8% of the Pretivm Shares. If consummated, the Arrangement would result in the Shareholders owning approximately 8% of Newcrest, on a fully diluted basis.

Each member of the Board and the officers of Pretivm, owning in aggregate approximately 0.2% of the outstanding Pretivm Shares and Pretivm Options, have entered into voting and support agreements with Newcrest, pursuant to which they have agreed to vote or cause to be voted all of the Pretivm Shares and Pretivm Options held or controlled by them in favour of the Arrangement Resolution.

Election

If you are a registered Shareholder, in order to make your election to receive the All Cash Consideration or the All Share Consideration (subject to pro-ration and adjustment in accordance with the Arrangement Agreement), you must submit the enclosed letter of transmittal and election form (the “Letter of Transmittal”) by 5:00 p.m. (Vancouver time) on January 18, 2022, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia, Australia or New York) before the adjourned Meeting is reconvened or the postponed Meeting is convened (the “Election Deadline”). Please refer to the enclosed management information circular dated December 16, 2021 (the “Circular”) and the Letter of Transmittal for additional information. If an election is not made in accordance with the instructions in the Letter of Transmittal, you will receive the Default Consideration. Beneficial Shareholders (i.e. if you hold Pretivm Shares through a broker, custodian, nominee or other intermediary) should follow the instructions provided by your intermediary to make your election.

Shareholders who choose not to vote, or to vote against the Arrangement Resolution, may still make an election to receive the All Cash Consideration or the All Share Consideration by completing the election form included with the Letter of Transmittal accompanying the Circular and submitting such form to the Computershare Investor Services Inc. prior to the Election Deadline. Shareholders whose Pretivm Shares are registered in the name of a broker, investment dealer or other intermediary should contact that broker, investment dealer or other intermediary for instructions and assistance in delivery of the share certificate(s) or DRS Advice(s) representing those Pretivm Shares and making an election with respect to the form of Consideration they wish to receive.

If you are a registered Shareholder, you will receive any cash Consideration in Canadian dollars, unless you exercise the option to elect, in your Letter of Transmittal, to receive any cash Consideration in another currency. In order to take advantage of this option, a registered Shareholder must return his, her or its Pretivm Share certificates or DRS Advice(s) representing Pretivm Shares, along with a properly completed and duly executed Letter of Transmittal electing to receive cash Consideration in another currency, by the Effective Date.

If you are a non-registered Shareholder, you will receive any cash Consideration in Canadian dollars unless you contact the intermediary in whose name your Pretivm Shares are registered and request that the intermediary make an election on your behalf. If your intermediary does not make an election on your behalf, you will receive any cash Consideration in Canadian dollars.

If you take advantage of the election described above to receive any cash Consideration in a currency other than Canadian dollars, the exchange rate that will be used to convert payments from Canadian dollars into such other currency will be the rate established by Computershare Trust Company of Canada on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder electing to convert its Canadian dollar consideration into another currency. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

Recommendation of the Board and the Special Committee

A special committee of the Board, comprised of independent directors of the Board (the “Special Committee”) has advised the Board that, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement” contained in the enclosed Circular, including, among other things, (i) the terms and conditions of the Arrangement Agreement, (ii) the benefits and risks associated with the Arrangement, (iii) other strategic alternatives and options available to the Company, including Pretivm’s stand-alone business plan, (iv) its evaluation of the Arrangement with management and the Special Committee’s legal and financial advisors, including receipt of the Citi Opinion (as defined and discussed in the enclosed Circular), and (v) the impact of the Arrangement on other stakeholders of the Company, the Special Committee has unanimously determined that the Arrangement is in the best interests of Pretivm, is fair to Shareholders (other than the Purchaser and its affiliates) and is fair and reasonable to stakeholders whose rights are affected by the Arrangement, and has unanimously recommended to the Board that it authorize and approve Pretivm entering into the Arrangement Agreement and the performance of its obligations thereunder and recommend to Shareholders and Optionholders that they vote in favour of the Arrangement Resolution.

The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement” contained in the enclosed Circular, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of Pretivm, and after evaluating the Arrangement with management and Pretivm’s legal and financial advisors, including receipt of the BMO Opinion (as defined and discussed in the enclosed Circular) and the Citi Opinion, and upon the unanimous recommendation of the Special Committee, the Board has unanimously determined the Arrangement is in the best interests of Pretivm and is fair to Shareholders (other than the Purchaser and its affiliates) and that it is advisable and in the best interests of Pretivm to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, and has unanimously approved the Arrangement. Accordingly, the Board unanimously recommends that the Shareholders and Optionholders vote FOR the Arrangement.

Required Approvals

The Arrangement is subject to customary closing conditions, including securityholder approval, TSX approval, court approval and applicable government approvals by the relevant authorities. The Arrangement will not proceed if such approvals are not obtained.

The Board has set the close of business on December 8, 2021 (the “Record Date”) as the record date for determining the Shareholders and Optionholders who are entitled to receive notice of, and to vote at, the Meeting. Only persons shown on the relevant security register at the close of business on that date, or their proxyholders, will be entitled to participate at the Meeting and vote on the Arrangement Resolution. Each registered Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Pretivm Share registered in his, her or its name. Each holder of Pretivm Options whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Pretivm Share underlying the Pretivm Options held in his, her or its name.

In order to become effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by: (i) the Shareholders; and (ii) the Optionholders, voting together as a single class, present virtually or by proxy at the Meeting.

VOTE YOUR PRETIVM SHARES AND PRETIVM OPTIONS TODAY FOR THE ARRANGEMENT RESOLUTION

Due to the ongoing public health concerns related to the COVID-19 pandemic, and in order to ensure the health and well-being of our Securityholders, employees, communities and other stakeholders, the Board and management have decided to conduct the Meeting virtually via live audio webcast, using the Summit meeting platform at https://meetnow.global/MAZZWNK. Registered Shareholders, Optionholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in the Circular. Beneficial Shareholders who have not duly appointed themselves as proxyholders (pursuant to the process summarized in the Circular) may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all registered Shareholders, Optionholders and proxyholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or health risks they may be facing. Beneficial Shareholders should follow the instructions provided by their intermediary to ensure their vote is counted at the Meeting and should arrange for their intermediary to complete the necessary steps to ensure that they receive the Consideration for their Pretivm Shares as soon as possible following completion of the Arrangement.

Your vote is very important regardless of the number of Pretivm Shares or Pretivm Options you own. If you are a registered Shareholder or an Optionholder and you are unable to attend the Meeting, we encourage you to complete, sign, date and return the applicable proxy accompanying the Circular so that your Pretivm Shares or Pretivm Options, as the case may be, can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed proxy must be received by Pretivm’s transfer agent, Computershare Investor Services Inc., according to the instructions on the proxy, not later than 2:00 p.m. (Vancouver time) on January 18, 2022, or not later than 48 hours (other than a Saturday, Sunday or holiday in British Columbia) immediately preceding the time of the Meeting (as it may be adjourned or postponed from time to time). Voting by proxy will not prevent you from voting online at the Meeting if you attend the virtual Meeting, but will ensure that your vote will be counted if you are unable to attend.

A Shareholder or Optionholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy (or proxies) or VIF. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Meeting as your proxy and vote your Pretivm Shares and/or Pretivm Options, including if you are not a registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST (1) submit your form of proxy (or proxies) or VIF, as applicable, AND (2) thereafter, register such proxyholder, all in accordance with the instructions set out in the Circular. Failure to register a proxyholder will result in the proxyholder not receiving an invite code to participate in the Meeting (an “Invite Code”). Without an Invite Code, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders and Optionholders MUST visit http://www.computershare.com/Pretium and provide Computershare Investor Services Inc. with their proxyholder’s contact information, so that Computershare Investor Services Inc. may provide the proxyholder with an Invite Code via email.

If you are a registered Shareholder, we encourage you to complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein and in the Circular, together with your share certificate(s) or DRS advice statement(s) representing your Pretivm Shares, to the Depositary (as defined in the accompanying Circular) at the address specified in the Letter of Transmittal. The Letter of Transmittal contains other procedural information, including information with respect to making an election for the All Cash Consideration or All Share Consideration relating to the Arrangement and should be reviewed carefully.

Closing

If the Shareholders and Optionholders approve the Arrangement at the Meeting, it is currently anticipated that the Arrangement will be completed in the first quarter of 2022, subject to obtaining approval of the Supreme Court of British Columbia and certain regulatory approvals, as well as the satisfaction or waiver of the other closing conditions contained in the Arrangement Agreement.

Securityholder Questions

Full details of the Arrangement are set out in the accompanying Notice of Special Meeting of Shareholders and Optionholders and in the Circular. The Circular describes the Arrangement and includes certain additional information to assist you in considering how to vote on the proposed Arrangement Resolution, including certain risk factors relating to the completion of the Arrangement. You should carefully review and consider all of the information in the Circular, including any documents incorporated by reference therein. If you require assistance, consult your financial, legal, tax or other professional advisor.

Securityholders who have questions or need assistance with voting their Pretivm Shares or Pretivm Options should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416- 304-0211 (Outside North America), or by email at assistance@laurelhill.com.

On behalf of the Board and the Special Committee, I thank all Shareholders and Optionholders for their continued support and we look forward to receiving your endorsement for this transaction at the Meeting.

Yours very truly,

(signed) “Richard O’Brien”

Richard O’Brien

Chair of the Board

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (collectively, the “Securityholders”) of common shares (“Pretivm Shares”) and holders of options (“Pretivm Options”) of Pretium Resources Inc. (the “Company” or “Pretivm”) will be held virtually via live audio webcast available online using the Summit meeting platform at https://meetnow.global/MAZZWNK for the following purposes:

1.	in accordance with the interim order of the Supreme Court of British Columbia (the “Court”) dated December 16, 2021 (the “Interim Order”), for Securityholders to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of Pretivm dated December 16, 2021 (the “Circular”), approving a plan of arrangement (the “Arrangement”) involving Pretivm, Newcrest Mining Limited (the “Purchaser” or “Newcrest”), its indirect wholly-owned subsidiary, Newcrest BC Mining Ltd. (“Acquireco”), and the Securityholders under Section 288 of the Business Corporations Act (British Columbia), all as more particularly described in the Circular; and

2.	to transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

The completion of the Arrangement is conditional upon, among other things, the approval of the Arrangement Resolution by the Securityholders and the receipt of all regulatory and court approvals.

Specific details of the matters to be put before the Meeting are set forth in the Circular.

The Board of Directors of Pretivm (the “Board”) unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

Pursuant to the Interim Order, the record date is December 8, 2021 (the “Record Date”) for determining Securityholders who are entitled to receive notice of and to vote at the Meeting. Only registered Securityholders as of December 8, 2021 are entitled to receive notice of the Meeting (“Notice of Meeting”) and to attend and vote at the Meeting. This Notice of Meeting is accompanied by the Circular, proxy forms and, for registered holders of Pretivm Shares (“Registered Shareholders”), a letter of transmittal and election form.

Due to the ongoing public health concerns related to the COVID-19 pandemic, and in order to ensure the health and well-being of our Securityholders, employees, communities and other stakeholders, the Board and management have decided to conduct the Meeting virtually via live audio webcast at https://meetnow.global/MAZZWNK, using the Summit meeting platform. Registered Securityholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in the Circular. Beneficial holders of Pretivm Shares (the “Beneficial Shareholders”) who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all Registered Securityholders and their duly appointed proxyholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or health risks they may be facing.

In order to vote by proxy, Registered Shareholders must fill out the YELLOW form of proxy and holders of Pretivm Options (“Optionholders”) must fill out the GREEN form of proxy. If you are both a Registered Shareholder and an Optionholder and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

Registered Shareholders and Optionholders who are unable to attend the virtual Meeting are encouraged to read, complete, sign, date and return the applicable enclosed form(s) of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent, Computershare Investor Services Inc., by 2:00 p.m. (Vancouver time) on January 18, 2022 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting in the event of any adjournment or postponement thereof.

Registered Shareholders, Optionholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetnow.global/MAZZWNK. A Shareholder or Optionholder who wishes to appoint a person other than the management nominees identified on the applicable form(s) of proxy or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the applicable form(s) of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your applicable form(s) of proxy or VIF. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Meeting as your proxy and vote your Pretivm Shares and/or Pretivm Options, including if you are not a Registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST (1) submit your form of proxy (or proxies) or VIF, as applicable, AND (2) thereafter, register such proxyholder, all in accordance with the instructions set out in the Circular. Failure to register the proxyholder will result in the proxyholder not receiving an invite code to participate in the Meeting (an “Invite Code”). Without an Invite Code, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Securityholders MUST visit http://www.computershare.com/Pretium and provide Computershare Investor Services Inc. with their proxyholder’s contact information, so that Computershare Investor Services Inc. may provide the proxyholder with an Invite Code via email.

Proxies must be deposited with Computershare Investor Services Inc. no later than 2:00 p.m. (Vancouver time) on January 18, 2022 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). Voting by proxy will not prevent you from voting online at the Meeting if you attend the virtual Meeting but will ensure that your vote will be counted if you are unable to attend. Beneficial Shareholders should carefully follow the instructions of their intermediaries to ensure that their Pretivm Shares are voted at the Meeting in accordance with such Shareholder’s instructions. Please refer to the section in the Circular entitled “Information Concerning the Meeting – Proxies and Voting – Beneficial Shareholder Voting” for information on how to vote your securities if you are a Beneficial Shareholder.

The form of proxy and the VIF confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, the management of Pretivm knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. Shareholders who are planning on returning the accompanying form of proxy or VIF are encouraged to review the Circular carefully before submitting the proxy form or VIF. It is the intention of the persons named in the enclosed form of proxy or VIF, if not expressly directed otherwise in such form of proxy or VIF, to vote FOR the Arrangement Resolution.

Pursuant to and in accordance with the Interim Order and the provisions of sections 237 to 247 of the Business Corporations Act (British Columbia) (“BCBCA”) (as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), each Registered Shareholder has been granted the right to dissent in respect of the Arrangement Resolution and the dissent rights are described in the accompanying Circular. To exercise such right, Registered Shareholders must (i) deliver a written notice of dissent to the Arrangement Resolution to Pretivm, by mail to Pretium Resources Inc. c/o Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, BC V7X 1L3 attn: Sean Boyle, or by email to sean.boyle@blakes.com by not later than 4:00 p.m. (Vancouver time) on January 18, 2022 or two business days prior to any adjournment or postponement of the Meeting, (ii) not have voted in favour of the Arrangement Resolution, and (iii) have otherwise complied with the provisions of section 238 of the BCBCA, as modified and supplemented by the Interim Order the Plan of Arrangement and any other order of the Court. The right to dissent is described in the accompanying Circular and the texts of the Plan of Arrangement, Interim Order and sections 237 to 247 of the BCBCA are set forth in Appendix B – “Plan of Arrangement”, Appendix C – “Interim Order” and Appendix I – “Dissent Provisions of the BCBCA”, respectively, to the accompanying Circular.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as may be modified and supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, will result in the loss of any right of dissent.

If you have any questions or require any assistance in completing your proxy, please contact Laurel Hill Advisory Group, by telephone at: 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Dated at Vancouver, British Columbia as of the 16 day of December, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF PRETIUM RESOURCES INC.

(signed) “Richard O’Brien”

Richard O’Brien

Board Chair

Pretium Resources Inc.

FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING

Following are some questions that you, as a Securityholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Pretivm Shares and Pretivm Options. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms” of the Circular.

Q:	What am I voting on?

A:	You are being asked to consider and, if deemed acceptable, to vote FOR the Arrangement Resolution, which provides for, among other things, Newcrest, through its indirect wholly-owned subsidiary, Acquireco, acquiring all of the issued and outstanding Pretivm Shares that it does not already own. Pursuant to the Arrangement, Shareholders (other than Dissenting Shareholders (as defined herein), the Purchaser, Acquireco or any of their respective affiliates) will be entitled to elect to receive either (a) $18.50 in cash for each Pretivm Share held (the “All Cash Consideration”) or (b) 0.8084 of a Newcrest Share (the “All Share Consideration”) for each Pretivm Share held, each subject to pro-ration as more fully set forth in the Circular. Shareholders who do not make an election will receive default consideration of $9.25 in cash and 0.4042 of a Newcrest Share for each Pretivm Share held by such Shareholders (the “Default Consideration” and, together with the All Cash Consideration and the All Share Consideration, the “Consideration”).

Q:	When and where is the Meeting?

A:	The Meeting will take place virtually via live audio webcast on January 20, 2022 at 2:00 p.m. (Vancouver time) at https://meetnow.global/MAZZWNK.

Q:	Who is soliciting my proxy?

A:	Your proxy is being solicited by management of Pretivm. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Pretivm. In addition, Pretivm has engaged Laurel Hill Advisory Group (“Laurel Hill”) to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting.

If you have questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill by telephone at: 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Q:	Am I a Registered Shareholder or a Beneficial Shareholder?

A:	Registered Shareholders hold Pretivm Shares registered in their names and such Pretivm Shares are generally evidenced by a share certificate or DRS advice (“DRS Advice”). However, most holders of Pretivm Shares beneficially own their Pretivm Shares through an Intermediary. If your Pretivm Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Beneficial Shareholder. Beneficial Shareholders should carefully follow the instructions of their Intermediaries, in addition to the instructions set forth in the Circular, to ensure that their Pretivm Shares are voted at the Meeting in accordance with their instructions and that their election to receive All Cash Consideration and All Share Consideration, subject to pro-ration, is made. Shareholders who do not make such an election will automatically receive the Default Consideration.

If you have questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill by telephone at: 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:	Only holders of Pretivm Shares and Pretivm Options of record as of the close of business December 8, 2021, the Record Date for the Meeting, are entitled to receive notice of and to virtually attend, and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

For all purposes contemplated by this Circular, the quorum for the transaction of business at a meeting of Shareholders and Optionholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the Meeting. Registered Shareholders and Optionholders and their proxyholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Q:	What is a Plan of Arrangement?

A:	A plan of arrangement is a statutory procedure under Canadian corporate law that allows companies to carry out transactions with the approval of their shareholders and the Court. The Plan of Arrangement (as defined herein) you are being asked to consider will provide for, among other things, the acquisition by Newcrest’s indirect wholly-owned subsidiary Acquireco, of all the issued and outstanding Pretivm Shares that it does not already own.

Q:	How many Pretivm Securities are entitled to vote?

A:	As of December 8, 2021, there were 187,923,059 Pretivm Shares and 404,115 Pretivm Options outstanding and entitled to vote at the Meeting (187,933,059 Pretivm Shares and 394,115 Pretivm Options as at the date hereof). You are entitled to one vote for each Pretivm Share that you own and one vote for each Pretivm Share underlying the Pretivm Options held in your name.

Q:	What will I receive in the Arrangement?

A:	Shareholders

Shareholders (other than Dissenting Shareholders, the Purchaser, Acquireco or any of their respective affiliates) will be entitled to elect to receive either (a) $18.50 in cash for each Pretivm Share held or (b) 0.8084 of a Newcrest Share for each Pretivm Share held, each subject to pro-ration to ensure that the aggregate of the All Cash Consideration payable and the All Share Consideration issuable under the Arrangement each represent 50% of the total transaction consideration. Shareholders who do not make an election will receive the Default Consideration of $9.25 in cash and 0.4042 of a Newcrest Share for each Pretivm Share held by such Shareholders.

Optionholders

Each Pretivm Option outstanding immediately prior to the Effective Time will be deemed unconditionally vested and exercisable and shall be deemed to be transferred to the Company in exchange for a cash payment equal to the amount, if any, by which the All Cash Consideration in respect of each Pretivm Share underlying each Pretivm Option exceeds the exercise price payable under such Pretivm Option, less applicable withholding taxes.

Holders of Pretivm DSUs, Pretivm PSUs and Pretivm RSUs

Each deferred share unit (each, a “Pretivm DSU”), performance share unit (each, a “Pretivm PSU”) and restricted share unit (each, a “Pretivm RSU”) of Pretivm outstanding immediately prior to the Effective Time will be deemed to be unconditionally vested (which shall include the full vesting of Pretivm PSUs on the basis that all performance criteria associated therewith had been achieved and a 200% performance multiplier was applicable to such vesting) and shall be deemed to be assigned and transferred to the Company in exchange for a cash payment equal to the All Cash Consideration for each Pretivm DSU, Pretivm PSU or Pretivm RSU, respectively, and such Pretivm DSU, Pretivm PSU, or Pretivm RSU shall immediately be cancelled.

Q:	How do I elect to receive my Consideration under the Arrangement

A:	Each Registered Shareholder will have the right to elect in the accompanying Letter of Transmittal to receive either $18.50 in cash or 0.8084 of a Newcrest Share, subject in each case to pro-ration for each Pretivm Share held. If you fail to make a proper election prior to the election deadline, January 18, 2022, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia, Australia or New York) before the adjourned Meeting is reconvened or the postponed Meeting is convened (the “Election Deadline”), or chose not to make an election, you will receive the Default Consideration of $9.25 in cash and 0.4042 of a Newcrest Share for each Pretivm Share held. Shareholders whose Pretivm Shares are registered in the name of a broker, investment dealer or other intermediary should contact that broker, investment dealer or other intermediary (“Intermediary”) for instructions and assistance in delivery of the share certificate(s) or DRS Advice representing those Pretivm Shares and making an election with respect to the form of Consideration they wish to receive.

Q:	If I make an election to receive All Cash Consideration or All Share Consideration will I receive all cash or all Newcrest Shares, respectively?

A:	If you elect to receive the All Cash Consideration, it is most likely that your election will be pro-rated and you will receive some amount of Newcrest Shares. Likewise, if you elect All Share Consideration, your election will most-likely be pro-rated and you will likely receive some amount of cash. This is because the aggregate consideration under the Arrangement is subject to a maximum of 50% cash (the “Maximum Cash Consideration”) and a maximum 50% Newcrest Shares (the “Maximum Share Consideration”). The extent of the pro-ration of your election will depend on the degree to which other Shareholders elect to receive cash or Newcrest Shares. In the most extreme example, where all Shareholders make the same election (i.e., all elect to receive All Cash Consideration or all elect to receive All Share Consideration), then the election of all electing Shareholders will be pro-rated and all such shareholders will receive 50% cash and 50% Newcrest Shares, notwithstanding their elections. Again, this is because the total amount of cash Consideration and Newcrest Shares available to be paid to Shareholders are subject to the Maximum Cash Consideration and Maximum Share Consideration.

Q:	If I receive Newcrest Shares, where can I trade them?

A:	The Newcrest Shares trade on the ASX, TSX and PNGX. Inter-trading between the ASX and TSX is fully fungible. Traders who work an order during the TSX hours then pass the directions of any unfulfilled trades to their ASX counterparts who work on it/fill it in their hours.

Q:	Do I need to send my Pretivm Share certificates or DRS Advices to vote?

A:	You are not required to send your certificate(s) or DRS Advice(s) representing Pretivm Shares to validly cast your vote in respect of the Arrangement Resolution.

We encourage Registered Shareholders to complete, sign, date and return the enclosed Letter of Transmittal, together with their Pretivm Share certificate(s) or DRS Advice(s) representing Pretivm Shares (if applicable) by courier or registered mail, as soon as possible, as this will assist in arranging for the prompt exchange of their Pretivm Shares if the Arrangement is completed. Additionally, in order to make an election to receive the All Cash Consideration or the All Share Consideration, you will need to return your Pretivm Share certificates or DRS Advice(s) representing Pretivm Shares, along with a properly completed and duly executed Letter of Transmittal, prior to the Election Deadline (being two Business Days prior to the Meeting). If you fail to make a proper election prior to the Election Deadline (being two Business Days prior to the Meeting) or choose not to make an election, you will receive Default Consideration of $9.25 in cash and 0.4042 of a Newcrest Share for each Pretivm Share held.

Where Pretivm Shares are evidenced only by a DRS Advice, there is no requirement to first obtain a share certificate for those Pretivm Shares. Only a properly completed and duly executed Letter of Transmittal, accompanied by the applicable DRS Advice(s), is required to be delivered to the Depositary in order to surrender those Pretivm Shares under the Arrangement.

Do not send your Letter of Transmittal and share certificate(s)/DRS Advice(s) to Pretivm.

Q:	When can I expect to receive the Consideration for my Securities?

A:	Shareholders

Assuming completion of the Arrangement, if you hold your Pretivm Shares through an Intermediary, then you are not required to take any action and the Consideration you are entitled to receive will be delivered to your Intermediary though procedures in place for such purposes between CDS & Co. or similar entities and such Intermediaries. You should contact your Intermediary if you have any questions regarding this process.

In the case of Registered Shareholders, as soon as practical after the Effective Date, assuming due delivery of the required documentation, including the applicable certificates or DRS Advice representing Pretivm Shares and a duly and properly completed Letter of Transmittal, Newcrest will cause the Depositary to forward the certificate(s)/DRS Advice, as applicable, representing Newcrest Shares and/or the cheque representing the cash Consideration, as applicable, to which the Registered Shareholder is entitled by first class mail, at the offices of the Depositary or by wire transfer.

The method used to deliver the Letter of Transmittal and any accompanying certificates representing Pretivm Shares is at the option and risk of the Registered Shareholder, and delivery will be deemed effective only when such documents are actually received. Pretivm recommends that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of the Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. A Shareholder whose Pretivm Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Pretivm Shares.

Holders of Pretivm Options, Pretivm DSUs, Pretivm PSUs and Pretivm RSUs.

On the Effective Date of the Arrangement, Newcrest will cause the consideration, net of withholding Taxes (if applicable), that such holders are entitled to receive under the Arrangement to be paid to holders of Pretivm Options, Pretivm DSUs, Pretivm PSUs and Pretivm RSUs. Such payment will be made: (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or similar means, delivered to such holders, as reflected on the register maintained by the Company, as applicable.

Q:	As a Shareholder, what happens if I submit my Letter of Transmittal and the associated documentation, including my Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your certificate(s) and any other documentation associated with your ownership of Pretivm Shares will be returned promptly to you by the Depositary.

Q:	As a holder of Pretivm Options, what documentation do I need to submit to be able to receive the applicable Consideration?

A:	Optionholders do not need to submit any documentation in order to receive the consideration payable to them under the Arrangement.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:	In order to become effective, the Arrangement must be approved by at least: 66 2/3% of the votes cast by Securityholders, voting together as a single class, present virtually or represented by proxy at the Meeting.

Q:	What voting rights do Pretivm Shares and Pretivm Options carry? How many votes do I have?

A:	As at the Record Date, a total of 187,923,059 Pretivm Shares and 404,115 Pretivm Options were issued and outstanding (187,933,059 Pretivm Shares and 394,115 Pretivm Options as at the date hereof). You are entitled to receive notice of, and vote at the Meeting or at any adjournment or postponement thereof, if you were a holder of Pretivm Shares or Pretivm Options on the Record Date. Each Shareholder whose name is entered on the securities register of Pretivm as at the close of business on the Record Date is entitled to one vote for each Pretivm Share registered in his, her or its name in respect of the Arrangement Resolution. Each Optionholder whose name is on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Pretivm Share underlying the Pretivm Options held in his, her or its name.

Q:	How do I vote?

A:	Registered Shareholders and Optionholders can vote in the following ways:

●	By Mail: Please complete, sign and return the enclosed form(s) of proxy (the YELLOW form for Registered Shareholders, and the GREEN form for Optionholders) by mail to:

Computershare Investor Services Inc.
100 University Ave, 8th Floor

Toronto, Ontario M5J 2Y1

●	By Telephone: Registered Shareholders and Optionholders based in Canada or the United States may vote by telephone by calling 1-866-732-8683. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder or holder of Pretivm Options on the telephone voting system.

●	Internet Voting: You may vote over the internet by going to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder or holder of Options on the voting website.

●	Online during the Meeting: Visit https://meetnow.global/MAZZWNK, click “Shareholder” and enter an invite code (an “Invite Code”) (in the case of proxyholders duly appointed by Beneficial Shareholders) or control number (in the case of Registered Shareholders and Optionholders) before the start of the Meeting. For Beneficial Shareholders, please see “How do I appoint a third party as my proxyholder?” below. For Registered Shareholders and Optionholders, the control number that you should use is located on the form of proxy or in the email notification you received. A guide on how to login to, and vote at, the Meeting can be found at Appendix K of the Circular. Note: If as a Registered Shareholder or Optionholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted votes or proxies for the Meeting and will be provided the opportunity to vote by online ballot on the applicable matters put forth at the Meeting. If you wish to attend the Meeting but do not wish to revoke your previously submitted votes or proxy, please join the Meeting as a guest.

See also “When is the cut-off time for delivery of proxies and internet and telephone voting?” below.

You may also vote before the Meeting by completing your voting instruction form in accordance with the instructions provided therein. The persons named in the forms of proxy and voting instruction form are our directors and/or officers. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a Shareholder, by inserting such person’s name in the space provided in the form of proxy or voting instruction form.

On the form of proxy, you may indicate either how you want your proxyholder to vote your Pretivm Shares or Pretivm Options, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Pretivm Shares to be voted on a particular matter (by marking FOR or AGAINST), then your proxyholder must vote your Pretivm Shares or Pretivm Options accordingly. If you have not specified on the form of proxy how you want your Pretivm Shares or Pretivm Options to be voted on a particular matter, then your proxyholder can vote your Pretivm Shares or Pretivm Options as he, she or it sees fit. Unless contrary instructions are provided, the voting rights attached to the Pretivm Shares and Pretivm Options represented by proxies received by the management of Pretivm will be voted IN FAVOUR OF the Arrangement Resolution.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date of this Circular, the management of Pretivm is not aware of any amendments, variations or other matters to come before the Meeting, other than the matters set forth in the Notice of Meeting included in this Circular. If, however, other matters properly come before the Meeting, the persons named in the form of proxy and voting instruction form will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

Beneficial Shareholders should carefully follow all instructions provided by their Intermediaries to ensure that their Pretivm Shares are voted at the Meeting. Beneficial Shareholders who have not arranged for the due appointment of themselves as proxyholder (in accordance with the process summarized in the Circular) will not be able to participate or vote at the Meeting. See “Proxies and Voting - Beneficial Shareholder Voting”.

Q:	As a holder of both Pretivm Shares and Pretivm Options, how do I ensure that all of my securities are voted?

A:	If you are voting by mail, telephone or internet, please ensure that you complete the voting procedure twice; once using the control number found on the YELLOW form of proxy for your Pretivm Shares, and once using the control number found on the GREEN form of proxy for your Pretivm Options.

If you intend to participate and vote online at the Meeting, please login to the Meeting using only the control number found on the YELLOW form of proxy for your Pretivm Shares. Your Pretivm Options will be linked to and voted in the same manner as your Pretivm Shares. You are not required to login and vote at the Meeting in two browsers simultaneously, nor logout and login under a different control number to vote both Pretivm Shares and Pretivm Options.

Q:	How will the votes be counted?

A:	Computershare Investor Services Inc. (“Computershare”), Pretivm’s transfer agent, counts and tabulates the proxies. Proxies are counted and tabulated by the transfer agent in such a manner as to preserve the confidentiality of the voting instructions of Registered Shareholders and Optionholders, subject to a limited number of exceptions.

Q:	How do I appoint a third party as my proxyholder?

A:	Follow steps 1-3 below (as applicable):

Step 1: A Registered Shareholder or Optionholder has the right to appoint a person (who need not be a Shareholder) to represent the Registered Shareholder or Optionholder at the Meeting other than the persons named in the accompanying Proxy as proxyholders. To exercise this right, the Registered Shareholder or Optionholder must insert the name of such Person’s nominee in the space provided in the accompanying form of proxy or complete another appropriate form of proxy permitted by law, and in either case send or deliver the completed Proxy to our transfer agent, Computershare, as described in the Circular.

If you are a Beneficial Shareholder, the VIF will name the same persons as the Company’s proxy to represent your Pretivm Shares at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Pretivm Shares at the Meeting and that person may be you. To appoint yourself or a person other than any of those designated in the VIF as the proxyholder for your Pretivm Shares, you must print the applicable name in the space provided on your VIF and return your completed VIF to Broadridge by mail or facsimile or by phone or over the internet, in accordance with Broadridge’s instructions and well in advance of the Meeting.

Step 2: In addition, for your proxyholder to attend and participate in the virtual Meeting, you must also register the appointment of your proxyholder at www.computershare.com/Pretium and provide Computershare with your proxyholder’s contact information so that Computershare may provide the proxyholder with an Invite Code via email.

Registering your proxyholder is an additional step once you have submitted your Proxy and must be completed by no later than 2:00 p.m. (Vancouver time) on January 18, 2022 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting. Please ensure that the person you appoint is aware that he, she or it has been appointed to attend the virtual Meeting on your behalf.

Step 3 (if applicable): If you are a Beneficial Shareholder located in the United States and wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attending and Participating at the Meeting”, you MUST complete a THIRD step and obtain a valid legal proxy from your intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you MUST then submit such legal proxy to Computershare at uslegalproxy@computershare.com or by mail to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

If you have complied with the steps described above, prior to the Meeting, Computershare will contact your proxyholder via email with a unique Invite Code which will allow your proxyholder to log in to the live webcast and vote at the Meeting using the Summit meeting platform. Without an Invite Code, you or your proxyholder will not be able to ask questions or vote at the Meeting. Please see “Proxies and Voting” for more information.

Q:	What if I have difficulties accessing the Meeting?

A:	If you have trouble connecting to the Meeting please contact Computershare using the following numbers: Local, +1-888-724-2416 or International, +1-781-575-2748.

If you are accessing the Meeting you must remain connected to the internet at all times during the Meeting in order to vote when voting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before voting is completed. Therefore, even if you currently plan to access the Meeting and vote during the live webcast, you should consider voting your Pretivm Shares and/or Pretivm Options, as applicable, in advance so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting.

Q:	How to ask questions at the Meeting?

A:	Any Registered Shareholder or Optionholder, or a duly appointed proxyholder who has been properly registered to attend the Meeting online is eligible to ask questions at the Meeting. In order to ask a question during the Meeting, access the “Q&A” tab and type your question into the box at the bottom of the screen and then press the “Send” button. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Q:	What if I return my proxy but do not mark it to show how I wish to vote?

A:	If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Pretivm Shares and/or Pretivm Options, as applicable, will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Board.

Q:	When is the cut-off time for delivery of proxies and internet and telephone voting?

A:	Proxies sent by mail or courier must be delivered to Computershare Investor Services, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof. In this case, assuming no adjournment or postponement, the proxy-cut off time is 2:00 p.m. (Vancouver time) on January 18, 2022. Online votes submitted via the internet at www.investorvote.com and votes submitted by telephone by calling 1-866-732- 8683 must also be submitted by 2:00 p.m. (Vancouver time) on January 18, 2022.

Beneficial Shareholders should complete and return their VIF well in advance of the Meeting, in accordance with the instructions in the VIF.

Q:	As a Securityholder, can I revoke my proxy or change my vote after I have submitted a signed proxy?

A:	Yes. If you want to revoke your proxy (or proxies) after you have delivered it (them), you can do so by (a) attending the Meeting and voting online if you were a Registered Shareholder or an Optionholder at the Record Date, (b) signing a proxy (or proxies) bearing a later date and returning such form(s) at any time before the proxy cut-off time, (c) by signing a written statement which indicates, clearly, that you want to revoke your proxy or proxies and delivering this signed written statement to the registered office of Pretivm by email to vcvijetinovic@pretivm.com no later than 2:00 p.m. (Vancouver time) on January 19, 2022, or (d) in any other manner permitted by law.

Your proxy (or proxies) will only be revoked pursuant to (b) above if such proxy bearing a later date is received no later than 2:00 p.m. (Vancouver time) on January 18, 2022 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). If you revoke your proxy (or proxies) and do not replace it (or them) with another that is properly deposited before the proxy cut-off time, you can still vote your Pretivm Shares and/or Pretivm Options, but to do so you must attend and vote at the Meeting online.

If as a Registered Shareholder or Optionholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted votes or proxies for the Meeting and will be provided the opportunity to vote by online ballot on the applicable matters put forth at the Meeting. If you wish to attend the Meeting but do not wish to revoke your previously submitted votes or proxy, please join the Meeting as a guest.

If you are a Beneficial Shareholder and wish to revoke previously provided voting instructions, you should contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the proxy or VIF by the Intermediary or its service company to ensure it is effective.

Q:	What is the recommendation of the Board of Directors?

A:	After taking into consideration the recommendation of the Special Committee and such other matters as it considered relevant, including the factors described under the heading “The Arrangement – Reasons for the Arrangement”, the directors have unanimously concluded that the Arrangement is in the best interests of the Company and recommend that Securityholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:	Why is the Board of Directors making this recommendation?

A:	In reaching their conclusion that the Arrangement is in the best interests of the Company, the Board considered and relied upon a number of factors, including those described under the heading “The Arrangement – Reasons for the Arrangement.”

Q:	In addition to the approval of Securityholders, are there any other approvals required for the Arrangement?

A:	Yes, the Arrangement requires the approval of the Court and also is subject to certain Key Regulatory Approvals, including the Competition Act Approval, the Investment Canada Act Approval and the PRC Competition Clearance (as such terms are defined herein). See “The Arrangement — Court Approval of the Arrangement” and “The Arrangement – Regulatory Approvals” in this Circular.

Q:	Do any directors or executive officers of Pretivm have any interests in the Arrangement that are different from, or in addition to, those of the Securityholders?

A:	In considering the recommendation of the Board to vote in favour of the matters discussed in this Circular, Securityholders should be aware that some of the directors and senior officers of Pretivm have interests in the Arrangement that are different from, or in addition to, the interests of Securityholders generally. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Q:	Will the Pretivm Shares continue to be listed on the TSX and the NYSE after the Arrangement is completed?

A:	No. If the Arrangement is completed, Newcrest will indirectly acquire all of the outstanding Pretivm Shares and Pretivm will become an indirect wholly-owned subsidiary of Newcrest. Following the completion of the Arrangement, it is expected that the Pretivm Shares will be delisted from the TSX and the NYSE and former Shareholders (“Former Shareholders”) who have elected to receive the All Share Consideration, who did not make an election (and received Default Consideration) or who received Newcrest Shares as a result of pro-ration will hold Newcrest Shares, which are listed on the ASX, TSX and PNGX.

Q:	How will I know when the Arrangement will be implemented?

A:	The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. If the Required Securityholder Approval is obtained at the Meeting, the Effective Date is expected to occur in the first quarter of 2022. On the Effective Date, Pretivm and Newcrest will publicly announce that the conditions are satisfied or waived and that the Arrangement has been completed.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:	Yes. Securityholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) there can be no certainty that all conditions precedent to the Arrangement will be satisfied; (ii) the Required Regulatory Approvals (as defined herein) may not be obtained or, if obtained, may not be obtained on a favourable basis; (iii) Shareholders that elect the All Cash Consideration or the All Share Consideration may be subject to pro-ration in accordance with the Arrangement; (iv) the number of Newcrest Shares to be received under an election to receive the All Share Consideration is fixed and may not correlate to the All Cash Consideration; (v) market price of the Pretivm Shares and Newcrest Shares may be materially adversely affected if the Arrangement is not completed; (vi) the Arrangement Agreement may be terminated in certain circumstances; (vii) the completion of the Arrangement depends on certain conditions, including receipt of the Required Regulatory Approvals, and is therefore uncertain; (viii) the Termination Payment (as defined herein) provided under the Arrangement Agreement may discourage other parties from attempting to acquire Pretivm; (ix) restrictions from pursuing business opportunities; (x) risks related to integration of Pretivm’s and Newcrest’s existing businesses; (xi) the Newcrest Shares issued in connection with the Arrangement may have a market value different than expected; and (xii) directors and officers of Pretivm have interests in the Arrangement that may be different from those of Securityholders generally. See “Risk Factors - Risks Related to the Arrangement” in this Circular.

Q:	What are the Canadian income tax consequences of the Arrangement?

A:	For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Consideration for Shareholders” in this Circular. Such summary is not intended to be legal or tax advice to any particular Shareholders. Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q:	What are the U.S. federal income tax consequences of the Arrangement?

A:	For a summary of certain material U.S. federal income tax consequences of the Arrangement, see “Certain U.S. Federal Income Tax Consequences of the Arrangement” in this Circular. Such summary is not intended to be legal or tax advice to any particular Shareholders. Shareholders in the United States are urged to consult their own tax and investment advisors with respect to their particular circumstances.

Q:	Am I entitled to Dissent Rights?

A:	If you are a Registered Shareholder who duly and validly exercises Dissent Rights in strict compliance with the provisions of Section 237 to 247 of the BCBCA as modified by the Interim Order, the Plan of Arrangement and Final Order, and the Arrangement Resolution is approved, you will be entitled to be paid the fair value of your Pretivm Shares calculated as of the close of business on the day before the Arrangement Resolution was adopted. This amount may be the same as, more than or less than value of the Consideration received by the Shareholders under the Arrangement.

If you wish to dissent, you must ensure that a written notice is received by Pretivm c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver BC V7X 1L3, attention: Sean Boyle not later than 4:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time) as described under “The Arrangement – Dissenting Shareholders’ Rights”.

Failure to comply strictly with the requirements set forth in Division 2 of Part 8 of the BCBCA as modified by the Interim Order and the Plan of Arrangement may result in the loss of any right to dissent. It is strongly suggested that any Shareholder wishing to dissent seek independent legal advice. Be sure to read the section entitled “The Arrangement – Dissenting Shareholders’ Rights” and consult your own legal advisor if you wish to exercise Dissent Rights.

Q:	Who can I call with questions?

A:	If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Laurel Hill by telephone at: 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com. For questions about completing your Letter of Transmittal please contact Computershare by phone at 1-800-564-6253 or by email at corporateactions@computershare.com. See “Additional Information” in this Circular.

If you have questions about deciding how to vote on the Arrangement Resolution, you should contact your own legal, tax, financial or other professional advisor.

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Information Contained in this Circular	1
Information Concerning the Purchaser	1
Information for U.S. Shareholders and Optionholders	2
Forward-Looking Statements	3
Reference to Financial Information and Additional Information	5
Currency	6

GLOSSARY OF TERMS	6

SUMMARY	17

INFORMATION CONCERNING THE MEETING	31
Purpose of the Meeting	31
Date, Time and Place of the Meeting	31
Record Date	31
Solicitation of Proxies	31
Proxies and Voting	32
Notice-And-Access	38

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	39

THE ARRANGEMENT	39
Background to the Arrangement	39
Recommendation of the Board and the Special Committee	47
Reasons for the Arrangement	48
Opinions of Financial Advisors	51
Voting and Support Agreements	53
Interests of Certain Persons in the Arrangement	54
Effect and Details of the Arrangement	61
Source of Funds for the Arrangement	66
Exchange of Pretivm Shares	66
Securityholder Approval of the Arrangement	69
Court Approval of the Arrangement	69
Dissenting Shareholders’ Rights	71
Stock Exchange Delisting and Reporting Issuer Status	74
Required Regulatory Approvals	74
Other Regulatory Approvals	78
Securities Law Matters	78

THE ARRANGEMENT AGREEMENT	81
Representations and Warranties	81
Conditions to Closing	81
Covenants	84
Non-Solicitation and Right to Match	88
Termination of Arrangement Agreement	91
Amendments	92
Expenses	92

RISK FACTORS	93
Risks Related to the Arrangement	93

INFORMATION CONCERNING THE COMPANY	96

i

INFORMATION CONCERNING THE PURCHASER	96
INFORMATION CONCERNING ACQUIRECO	96
INFORMATION CONCERNING THE COMBINED COMPANY	96
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS	97
Residents of Canada	98
Non-Residents of Canada	102

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT	103
U.S. Federal Income Tax Consequences of the Receipt of the Consideration Pursuant to the Arrangement	105
Payments Related to Dissent Rights	105
Receipt of Foreign Currency	105
U.S. Federal Income Tax Consequences of the Ownership of the Newcrest Shares	105
Passive Foreign Investment Company Considerations	106
Net Investment Income Taxes	107
Backup Withholding and Information Reporting	108

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	108
AUDITORS	108
ADDITIONAL INFORMATION	108
APPROVAL OF THE BOARD OF DIRECTORS	109
APPENDIX A ARRANGEMENT RESOLUTION	A-1
APPENDIX B PLAN OF ARRANGEMENT	B-1
APPENDIX C INTERIM ORDER	C-1
APPENDIX D PETITION AND NOTICE OF HEARING OF PETITION FOR FINAL ORDER	D-1
APPENDIX E BMO OPINION	E-1
APPENDIX F OPINION OF CITIGROUP GLOBAL MARKETS INC	F-1
APPENDIX G INFORMATION CONCERNING NEWCREST	G-1
APPENDIX H INFORMATION CONCERNING THE COMBINED COMPANY	H-1
APPENDIX I DISSENT PROVISIONS OF THE BCBCA	I-1
APPENDIX J COMPARISON OF RELEVANT LAWS	J-1
APPENDIX K USER GUIDE	K-1

ii

PRETIUM RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management of Pretivm for use at the Meeting and any adjournment or postponement thereof. Other than the management of Pretivm and its authorized agents, no Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

These Meeting materials are being sent to Registered Shareholders and Beneficial Shareholders, through Intermediaries, and to Optionholders.

If you hold Pretivm Shares through an Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the Pretivm Shares that you beneficially own.

Information Contained in this Circular

The information contained in this Circular is given as at December 16, 2021, except where otherwise noted. This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders and Optionholders are urged to consult their own professional advisors in connection therewith.

Except where otherwise expressly provided, all amounts in this Circular are stated and will be paid in Canadian currency.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Information Concerning the Purchaser

The information concerning the Purchaser and its affiliates contained in this Circular has been provided by the Purchaser for inclusion in this Circular. Although the Company has no knowledge that any statements contained herein taken from or based on such information provided by the Purchaser are untrue or incomplete, the Company assumes no responsibility for the accuracy of such information, or for any failure by the Purchaser or any of its affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company. In accordance with the Arrangement Agreement, the Purchaser provided the Company with all necessary information concerning the Purchaser that is required by law to be included in this Circular and ensured that such information does not contain any misrepresentation concerning the Purchaser or its affiliates.

Information for U.S. Shareholders and Optionholders

The Newcrest Shares to be issued in exchange for Pretivm Shares pursuant to the Arrangement will not be registered under the U.S. Securities Act or applicable state securities Laws, and will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof and similar exemptions from registration under applicable state securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts from the general registration requirements under the U.S. Securities Act the issuance of any securities issued in exchange for bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue such securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. Each person entitled to receive Newcrest Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement. The Court issued the Interim Order on December 16, 2021 and, subject to the approval of the Arrangement by the Shareholders and Optionholders, a hearing of the application for the Final Order is currently scheduled to take place on January 25, 2022 in the Court at 800 Smithe Street, Vancouver, British Columbia, at 9:45 am (Vancouver Time), or as soon thereafter as counsel may be heard, via teleconference, or at any other date and time and by any other method as the Court may direct. The Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Newcrest Shares to be issued to Shareholders in exchange for their Pretivm Shares pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

The Company is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. The solicitation of proxies from Shareholders and Optionholders by means of this Circular is not subject to the proxy requirements of Section 14(a) of the United States Securities Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption for foreign private issuers. Accordingly, the solicitation contemplated in this Circular is made to Shareholders and Optionholders in the United States in accordance with Canadian corporate laws and Canadian Securities Laws, and this Circular has been prepared in accordance with the disclosure requirements of Canadian Securities Laws. Shareholders and Optionholders in the United States should be aware that disclosure requirements under Canadian laws are different from those applicable to proxy statements, prospectuses and registration statements prepared in accordance with U.S. Laws. The enforcement by Shareholders and Optionholders of rights, claims and civil liabilities under U.S. Securities Laws may be affected adversely by the fact that the Company, Newcrest and Acquireco are organized under the laws of a jurisdiction other than the United States, that their officers and directors include residents of countries other than the United States, that some or all of the experts named in this Circular and the documents incorporated by reference herein are residents of countries other than the United States, and that all or substantial portions of the assets of the Company, Newcrest, Acquireco and such Persons are, or will be, located outside the United States. As a result, it may be difficult or impossible for Shareholders and Optionholders to effect service of process within the United States upon the Company, Newcrest or Acquireco, their respective officers or directors or the experts named herein, or to realize against them upon judgments of U.S. courts predicated upon civil liabilities under the U.S. Securities Laws. In addition, the courts of Canada may not (a) enforce judgments of U.S. courts obtained in actions against such Persons predicated upon civil liabilities under the U.S. Securities Laws or (b) enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under U.S. Securities Laws.

The disposition by Shareholders and Optionholders in the United States of their Pretivm Shares and, if applicable, Pretivm Options, Pretivm DSUs, Pretivm PSUs and Pretivm RSUs, as described herein, may have tax consequences both in the United States and in Canada. Such consequences for Shareholders and Optionholders may not be described fully herein. For a general discussion of certain Canadian federal income tax considerations, see “Certain Canadian Federal Income Tax Considerations for Shareholders”. Shareholders and Optionholders in the United States are advised to see “Certain U.S. Federal Income Tax Consequences of the Arrangement” for a general discussion of certain United States federal income tax considerations, and to consult their independent tax advisors regarding the relevant federal, state, local and foreign tax consequences to them of participating in the Arrangement.

Information concerning the properties and operations of each of the Company and Newcrest have been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws.

The financial statements and financial information of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, each of which differ in certain material respects from United States generally accepted accounting principles and auditing and auditor independence standards and thus may not be comparable to financial statements and information of United States companies.

The Arrangement and the Newcrest Shares to be issued pursuant to the Arrangement have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities regulatory authority of any state of the United States, nor has the United States Securities and Exchange Commission or any securities regulatory authority of any state of the United States passed upon the fairness or the merits of this transaction or upon the accuracy or adequacy of the information contained in this Circular. Any representation to the contrary is an offence.

Forward-Looking Statements

This Circular contains forward-looking statements and forward-looking information within the meaning of applicable Securities Laws and which are based on the currently available competitive, financial and economic data and operating plans of management of the Company as of the date hereof unless otherwise stated. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. The use of any of the words “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: the Arrangement and the completion thereof; covenants of Pretivm, Newcrest and Acquireco in relation to the Arrangement; the timing for the implementation of the Arrangement, including the expected Effective Date of the Arrangement; the anticipated benefits of the Arrangement; the principal steps of the Arrangement, including the completion of a pre-closing amalgamation between Pretivm and Pretivm Exploration; the receipt of the necessary securityholder and regulatory approvals; the anticipated tax treatment of the Arrangement for Shareholders and Optionholders; statements made in or information utilized in the BMO Opinion and the Citi Opinion; statements relating to the business of Newcrest, Pretivm and the Combined Company (as defined herein) after the date of this Circular and prior to, and after, the Effective Time; the strategic vision of Newcrest and expectations regarding the synergies between the Brucejack mine and Newcrest’s nearby Red Chris mine; the impact of the Arrangement on employees and local stakeholders; interests in the Arrangement of directors and senior officers of the Company that are, or may be, different from, or in addition to, the interests of other Shareholders and Optionholders; the strengths, characteristics, market position, and future financial or operating performance and potential of the Combined Company; the de-listing of the Pretivm Shares from the TSX and the NYSE; Pretivm ceasing to be a reporting issuer in Canada following the completion of the Arrangement; Newcrest’s intention to terminate its duty to file reports with the SEC as a successor registrant following the completion of the Arrangement; the liquidity of Newcrest Shares following the Effective Time; the expected and anticipated ongoing impact of COVID-19 on the business and operations of Pretivm and Newcrest; anticipated developments in the operations of Pretivm and Newcrest; expectations regarding the growth of Newcrest and the Combined Company; the business prospects and opportunities of Pretivm, Newcrest and the Combined Company; estimates of mineral resources and reserves; the future demand for and prices of commodities; the future size and growth of metals markets; the timing and amount of estimated future production of Pretivm, Newcrest and the Combined Company; expectations regarding costs of production and capital and operating expenditures; estimates of the mine life of mineral projects; expectations regarding the costs and timing of exploration and development, and the success of such activities; sales expectations; the timing and possible outcome of pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned future acquisitions (other than the Arrangement); the adequacy of financial resources; and other events or conditions that may occur in the future or future plans, projects, objectives, estimates and forecasts, and the timing related thereto.

In respect of the forward-looking statements and information in this Circular, the Company has provided such forward-looking statements and information in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties (as defined herein) to receive, in a timely manner and on satisfactory terms, the necessary regulatory, Court, securityholder and other third party approvals; the listing of the Consideration Shares to be issued in connection with the Arrangement on the TSX and on the ASX; no material adverse change in the market price of gold and silver and other metal prices; no material impact of COVID-19 on the timing or completion of any of the Arrangement or on the operations and workforce of the Company and Newcrest; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; the Company’s and Newcrest’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner; the adequacy of the financial resources of the Company and Newcrest; sustained labor stability and availability of equipment; the maintained of positive relations with local groups; favorable equity and debt capital markets; stability in financial capital markets and other expectations and assumptions which management believes are appropriate and reasonable. The anticipated dates provided in this Circular regarding the Arrangement may change for a number of reasons, including the inability to secure the necessary regulatory, Court, securityholder or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Such risks, uncertainties and factors include, among others: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Newcrest to obtain the necessary regulatory, Court, securityholder and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all, may result in the Arrangement not being completed on the proposed terms, or at all; if a third party makes a Superior Proposal (as defined herein), the Arrangement may not be completed and the Company may be required to pay the Termination Payment (as defined herein); if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of Arrangement could have an impact on the Company’s current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the Termination Payment to Newcrest, the result of which could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations; the benefits expected from the Arrangement may not be realized; risks associated with business integration; risks related to the Parties’ respective properties; risks related to potential adverse effects of the COVID-19 pandemic, including on the operations and workforce of the Company and the operations and workforce of Newcrest; risks related to competitive conditions; risks associated with the Parties’ lack of control over mining conditions; risks related to the operations of the Parties; the risk that actual results of current exploration activities may be different than forecasts; risks related to reclamation activities; the risk that project parameters may change as plans continue to be refined; risks related to changes in laws, regulations and government practices; risks associated with the uncertainty of future prices of gold and silver and other metals and currency exchange rates; the risk that plant, equipment or processes may fail to operate as anticipated; risks related to accidents and labour disputes and other risks inherent to the mining and mineral exploration industry; risks associated with delays in obtaining governmental approvals or financing or in the completion of exploration or development activities; risks related to the inherent uncertainty of mineral resource and mineral reserve estimates; risks associated with uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; and the risks discussed under the heading “Risks Associated with the Arrangement” and the risks described in the annual information form of Pretivm, dated March 26, 2021, which is incorporated herein by reference.

Shareholders and Optionholders are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the Parties is included in reports filed by the Company with the securities commissions or similar authorities in Canada (which are available under the Company’s SEDAR profile at www.sedar.com).

The forward-looking statements and information contained in this Circular are made as of the date hereof and the Company and Newcrest undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable Securities Laws. All forward-looking statements contained in this Circular are expressly qualified in their entirety by the cautionary statements set forth above and in any document incorporated by reference herein.

Reference to Financial Information and Additional Information

Financial information provided in the Company’s comparative annual financial statements and MD&A for the years ended December 31, 2020 and 2019 and in the Company’s comparative quarterly financial statements and MD&A for the three and nine months ended September 30, 2021 and 2020 is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. You can obtain additional documents related to the Company without charge on SEDAR at www.sedar.com. You can also obtain documents related to the Company without charge by visiting the Company’s website at www.pretivm.com.

Currency

The following table sets forth, for each period indicated, the high, low and closing exchange rates for Canadian dollars expressed in United States dollars. These rates are based on the indicative rate of exchange reported by the Bank of Canada.

	Year ended December 31,		Nine months ended September 30,
	2020	2019	2021	2020
High	US$0.6898	US$0.7353	US$0.8306	US$0.7710
Low	US$0.7863	US$0.7699	US$0.7778	US$0.6898
Closing	US$0.7854	US$0.7699	US$0.7849	US$0.7497

On December 16, 2021, the exchange rate provided by the Bank of Canada was C$1.00 = US$0.7824.

GLOSSARY OF TERMS

In this Circular, the following capitalized words and terms shall have the following meanings:

“ACA” means Corporations Act 2001 (Australia).

“Acquireco” means Newcrest BC Mining Ltd, a company existing under the BCBCA.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, and other than any transaction involving only the Company and/or one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry from any Person or group of Persons (other than the Purchaser or any affiliate of the Purchaser), whether or not in writing and whether or not delivered to the Shareholders, relating to: (a) any direct or indirect acquisition, purchase, disposition (or any lease, royalty, joint venture, long-term supply agreement or other arrangement having the same economic effect as a sale), through one or more transactions, of (i) the assets of the Company and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Company and its subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of the Company or 20% or more of any voting or equity securities of any one or more of any of the Company’s subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the fair value of the consolidated assets of the Company and its subsidiaries, taken as a whole (in each case, determined based upon the most recently publicly available consolidated financial statements of the Company); (b) any direct or indirect take-over bid, tender offer, exchange offer, sale or issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or any of its Subsidiaries; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving the Company or any of its subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or any of its subsidiaries.

“affiliate” has the meaning ascribed thereto in the NI 45-106.

“All Cash Consideration” means for each Pretivm Share $18.50 in cash.

“All Share Consideration” means for each Pretivm Share 0.8084 of a Newcrest Share.

“AMB” means the Anti-Monopoly Bureau of the People’s Republic of China.

“AML” means the Anti-Monopoly Law of the People’s Republic of China.

“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), the Canadian Criminal Code, the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, and any other anti-bribery or anticorruption laws and similar legislation in other jurisdictions that may be applicable to the relevant Party and its Subsidiaries or its businesses.

“Arrangement” means the arrangement under the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order (with the prior written consent of the Company and the Purchaser, each acting reasonably).

“Arrangement Agreement” or “Agreement” means the Arrangement Agreement dated November 8, 2021, as amended on December 13, 2021, between Pretivm, Newcrest and Acquireco, including the schedules attached thereto and the Company Disclosure Letter, as further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Meeting, substantially in the form and content of Appendix A hereto.

“ASIC” means the Australian Securities and Investment Commission.

“Associate” has the meaning ascribed thereto in the Securities Act (British Columbia).

“ASX” means the Australian Securities Exchange Ltd.

“Australian Securities Laws” means all Australian securities laws and the respective rules and guidance notes of the ASX and any other stock exchange on which securities of the Purchaser are traded.

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, license, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision or decree of, from or required by any Governmental Entity having jurisdiction over the Person.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time.

“Beneficial Shareholder” means a Person who holds Pretivm Shares through an Intermediary or who otherwise does not hold Pretivm Shares in the Person’s name.

“BMO” means BMO Nesbitt Burns Inc.

“BMO Opinion” means an opinion of BMO, to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such holders (other than Newcrest, Acquireco and their respective affiliates), as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein and attached as Appendix E to this Circular.

“Board” means the board of directors of the Company, as constituted from time to time.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in Vancouver, British Columbia, in Melbourne, Australia or in New York, United States.

“Canadian Securities Laws” means the Securities Act (British Columbia), together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada.

“Cash Electing Shareholder” means a Shareholder that has validly elected to receive the All Cash Consideration.

“Cash Election Share” means each Pretivm Share in respect of which a Shareholder has elected for the All Cash Consideration.

“Circular” means this management information circular, including the Notice of Meeting and all appendices hereto and all documents incorporated by reference herein, and all amendments hereof.

“Citi” means Citigroup Global Markets Inc.

“Citi Opinion” means the opinion of Citi, dated November 8, 2021, to the Board and the Special Committee as to the fairness, from a financial point of view, and as of the date of the opinion, to holders of Pretivm Shares (other than Newcrest, Acquireco and their respective affiliates) of the Consideration (as set forth in such opinion) provided for pursuant to the Arrangement Agreement. The full text of Citi’s written opinion, dated November 8, 2021, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Appendix F to this Circular.

“Combined Company” means Newcrest after completion of the Arrangement.

“commercially reasonable efforts” with respect to either Party means the co-operation of such Party and the use by it of its reasonable efforts consistent with reasonable commercial practice of similarly situated persons without payment or incurrence of unreasonable expense or the requirement to engage in litigation.

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act.

“Company” or “Pretivm” means Pretium Resources Inc., a company existing under the BCBCA.

“Company Change in Recommendation” has the meaning ascribed thereto in Section 1.1 of the Arrangement Agreement.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to the Purchaser on the date of the Arrangement Agreement.

“Competition Act” means the Competition Act (Canada) and the regulations enacted thereunder.

“Competition Act Approval” means one of (1) the issuance to the Purchaser (or its subsidiary) of an advance ruling certificate in respect of the transactions contemplated by the Arrangement by the Commissioner under Section 102(1) of the Competition Act; or (2) both of the following have occurred: (i) the expiry, termination or waiver of the applicable waiting period under Part IX of the Competition Act, and (ii) receipt by the Purchaser (or its subsidiary) of a “no-action letter” from the Commissioner indicating that he does not, at that time, intend to make an application under Section 92 of the Competition Act.

“Confidentiality Agreement” means, the confidentiality agreement dated as of February 13, 2020 between the Purchaser and the Company.

“Consideration” means, subject to pro-ration, as applicable, the All Cash Consideration, the All Share Consideration and the Default Consideration.

“Consideration Shares” means the Newcrest Shares to be issued as part of the Consideration pursuant to the Arrangement.

“Court” means the Supreme Court of British Columbia.

“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and any evolutions, mutations or variances thereof and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.

“CRA” means the Canada Revenue Agency.

“Default Consideration” means $9.25 in cash and 0.4042 of a Newcrest Share for each Pretivm Share held. “Depositary” means Computershare Investor Services Inc.

“Dissent Procedures” means the dissent procedures, as described in the Interim Order.

“Dissent Rights” means the rights of dissent granted to registered holders of Pretivm Shares in respect of the Arrangement under provisions of Division 2 of Part 8 of the BCBCA as modified by the Interim Order and the Plan of Arrangement.

“Dissent Shares” means Pretivm Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights.

“Dissenting Shareholder” means a registered Shareholder who has duly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Pretivm Shares in respect of which Dissent Rights are validly exercised by such Shareholder.

“DRS Advices” means the direct registration system advices held by some Shareholders representing their Pretivm Shares.

“EDGAR” means the system for Electronic Data Gathering, Analysis and Retrieval.

“Effective Date” means the date that the Arrangement becomes effective.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as agreed to by Pretivm and Newcrest in writing.

“Election Deadline” means 5:00 p.m. (Vancouver time) two Business Days prior to the Meeting.

“Employment, Consulting and Management Agreements” has the meaning ascribed thereto in “The Arrangement – Interests of Certain Persons in the Arrangement – Employment Agreements and Compensation Bonus”.

“ESG” means environmental, social and governance.

“Final Order” means the final order of the Court in a form acceptable to both Newcrest and Pretivm, each acting reasonably, pursuant to section 291 of the BCBCA, approving the Arrangement, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Newcrest and Pretivm, each acting reasonably) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Newcrest and Pretivm, each acting reasonably).

“Former Shareholder” means the holders of Pretivm Shares immediately prior to the Effective Time.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign; (b) any stock exchange, including the TSX, ASX, NYSE and PNGX, as applicable; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing.

“Intermediary” means, collectively, a broker, investment dealer, bank, trust company, nominee or other intermediary.

“Interim Order” means the interim order of the Court made pursuant to Section 291 of the BCBCA providing for, among other things, the calling and holding of the Meeting, as the same may be amended, modified, supplemented or varied by the Court and attached as Appendix C to this Circular.

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations enacted thereunder.

“Investment Canada Act Approval” means, with respect to the transactions contemplated by the Arrangement, the following: (i) the Purchaser (or its subsidiary) shall have received written evidence from the Minister under the Investment Canada Act that the Minister is satisfied or deemed to have been satisfied that the transactions contemplated by the Arrangement are likely to be of net benefit to Canada in accordance with Section 21 of the Investment Canada Act; and (ii) the Minister has not sent to the Purchaser (or to its subsidiary) a notice under subsection 25.2(1) of the Investment Canada Act and the Governor in Council has not made an order under subsection 25.3(1) of the Investment Canada Act in relation to the transactions contemplated by the Arrangement or, if such a notice has been sent or such an order has been made, the Purchaser (or its subsidiary) has subsequently received (A) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the transactions contemplated by the Arrangement on grounds of national security will not be made, (B)  a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by the Arrangement or (C) an order under paragraph 25.4(1)(b) authorizing the transactions contemplated by the Arrangement on terms and conditions that are acceptable to the Purchaser.

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities, necessary or deemed advisable by the Purchaser, acting reasonably, to proceed with the transactions contemplated by the Arrangement, including but not limited to (i) in relation to Company, the grant of the Interim Order and the Final Order, (ii) in relation to the Purchaser, a waiver of ASX Listing Rule 7.1 and TSX approval; and (iii) the Required Regulatory Approvals.

“Laurel Hill” means The Laurel Hill Advisory Group.

“Law” or “Laws” means, with respect to any Person, any applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws, U.S. Securities Laws and Australian Securities Laws.

“Letter of Transmittal” means the letter of transmittal and election form to be sent to the Shareholders for use in connection with the Arrangement.

“Locked-up Shareholders” means certain of the directors and officers of the Company who have entered into Voting and Support Agreements.

“Maximum Cash Consideration” means the maximum aggregate amount of Consideration to be paid in cash pursuant to the Arrangement and as further described in Section 3.3(a) of the Plan of Arrangement.

“Maximum Share Consideration” means the maximum aggregate amount of Consideration to be paid in Newcrest Shares pursuant to the Arrangement and as further described in Section 3.4(a) of the Plan of Arrangement.

“Meeting” means the special meeting of the Shareholders and Optionholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Minister” has the meaning ascribed thereto at Section 3 of the Investment Canada Act.

“Newcrest Material Adverse Effect” has the meaning ascribed to the term “Purchaser Material Adverse Effect” in Section 1.1 of the Arrangement Agreement.

“Newcrest Material Subsidiaries” means Cadia Holdings Pty Limited, Lihir Gold Limited, Newcrest PNG 2 Limited and Newcrest Red Chris Mining Limited.

“Newcrest Shares” means ordinary shares in the capital of Newcrest.

“Newcrest Shareholders” means holders of Newcrest Shares.

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

“NI 45-106” means National Instrument 45-106 - Prospectus Exemptions.

“NI 52-109” means National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings.

“NOBO” means “non-objecting beneficial owners” and refers to Beneficial Shareholders who have not objected to their nominee disclosing certain ownership information about themselves to the Company.

“NYSE” means the New York Stock Exchange.

“OBO” means “objecting beneficial owners” and refers to those non-registered holders who have objected to their nominee disclosing ownership information about themselves to the Company.

“Optionholders” means the holder of Pretivm Options.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual.

“Outside Date” means July 31, 2022, or such later date as may be agreed to in writing by the Parties.

“Parties” means Pretivm, Newcrest and Acquireco and “Party” means any of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement in the form of Appendix B and any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court (with the prior written consent of Pretivm and Newcrest, each acting reasonably) in the Final Order.

“PNGX” means PNGX Markets Limited.

“PRC Competition Clearance” means, in respect of the transactions contemplated by the Arrangement, approval by AMB pursuant to the AML, AMB having either: (i) declined jurisdiction over the transactions contemplated by the Arrangement; (ii) granted clearance explicitly and unconditionally in respect of the transactions contemplated by the Arrangement; or (iii) any applicable waiting periods in respect of the review of the transactions contemplated by the Arrangement by AMB under the AML shall have expired.

“Pretivm DSU Plan” means the Company’s deferred share unit plan having an effective date of December 11, 2018, as amended from time to time.

“Pretivm DSUs” means outstanding deferred share units granted under the Pretivm DSU Plan.

“Pretivm Exploration” means Pretium Exploration Inc., a corporation existing under the laws of British Columbia and a wholly-owned subsidiary of Pretivm.

“Pretivm Material Adverse Effect” has the meaning ascribed to the term “Company Material Adverse Effect” in Section 1.1 of the Arrangement Agreement.

“Pretivm Material Contract” has the meaning ascribed to the term “Company Material Contract” in Section 1.1 of the Arrangement Agreement.

“Pretivm Options” means outstanding stock options to purchase Pretivm Shares granted under the Pretivm Option Plan.

“Pretivm Option Plan” means the amended and restated incentive stock option plan of the Company dated March 27, 2019, as the same may be amended, supplemented or otherwise modified from time to time, or a predecessor stock option plan of the Company, as applicable.

“Pretivm PSUs” means outstanding performance share units granted under the Pretivm RSU Plan.

“Pretivm RSU Plan” means the Company’s restricted share unit plan dated March 27, 2019, which was approved by Shareholders at the annual general and special meeting on May 2, 2019.

“Pretivm RSUs” means outstanding restricted stock units granted under the Pretivm RSU Plan.

“Pretivm Shares” means common shares in the capital of Pretivm.

“Purchaser” or “Newcrest” means Newcrest Mining Limited, a company existing under the laws of Australia. “Purchaser Midco” means Newcrest International Pty Ltd.

“Purchaser Midco Shares” means shares in the capital of Purchaser Midco.

“Record Date” means the record date for determining the Shareholders entitled to receive notice of and to vote at the Meeting, being the close of business on December 8, 2021 (Vancouver time) pursuant to the Interim Order.

“Registered Shareholder” means a registered holder of Pretivm Shares as recorded in the shareholder register of the Company.

“Representatives” has the meaning ascribed thereto in Section 1.1 of the Arrangement Agreement.

“Required Regulatory Approval” means Competition Act Approval, Investment Canada Act Approval and the PRC Competition Clearance.

“Required Securityholder Approval” means the approval of the Arrangement Resolution by at least 66 2/3% of the votes cast by: (i) the Shareholders; and (ii) the Optionholders, voting together as a single class, present virtually or by proxy at the Meeting.

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder.

“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and the SEC.

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, the U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securityholders” means, collectively, Shareholders and Optionholders.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Securities Authorities.

“Shareholder” means the holders of Pretivm Shares.

“Share Electing Shareholder” means a Shareholder that has validly elected to receive the All Share Consideration.

“Share Election Share” means each Pretivm Share in respect of which a Shareholder has elected for the All Share Consideration.

“Special Committee” means the special committee of independent directors of the Company’s Board.

“subsidiary” or “Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary.

“Superior Proposal” means a bona fide written Acquisition Proposal to acquire 100% of the outstanding Pretivm Shares or all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis made by an arm’s length third party after the date of the Arrangement Agreement:

(a)	that did not result from or involve a breach of the Arrangement Agreement or any agreement between the Person making such Acquisition Proposal and the Company;

(b)	that is as of the date that the Company provides a Superior Proposal Notice to the Purchaser, not subject to any financing condition and in respect of which adequate arrangements have been made in respect of any financing required to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel);

(c)	that is, as of the date that the Company provides a Superior Proposal Notice to the Purchaser, not subject to a due diligence and/or access condition;

(d)	that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal; and

(e)	in respect of which the Board and the Special Committee determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away the risk of noncompletion), result in a transaction that is more favourable, from a financial point of view, to the Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.6(h)) of the Arrangement Agreement.

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.6(g)(iii) of the Arrangement Agreement.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Taxes” means (i) any taxes, duties, fees, premiums, assessments, imposts, levies and other like charges imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity; and (ii)   any liability for the payment of any amounts of the type described in clause (i) as a result of any express or implied obligation to indemnify any other Person, as a result of being a transferee or successor in interest to any party, or as a result of any statute or otherwise (including, for greater certainty, under Sections 159 and 160 of the Tax Act).

“Termination Payment” means $125,000,000 payable by Pretivm to Newcrest, on and subject to the terms of the Arrangement Agreement.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

“Voting and Support Agreements” means the voting and support agreements dated November 8, 2021 and made between the Newcrest, Acquireco and the Locked-Up Shareholders setting forth the terms and conditions on which the Locked-Up Shareholders have agreed to vote their Pretivm Shares in favour of the Arrangement Resolution.

“VWAP” means volume weighted average price.

SUMMARY

The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere in this Circular or incorporated by reference herein. Capitalized terms in this summary have the meaning set out in the “Glossary of Terms” or as set out herein. The full text of the Arrangement Agreement is available under the Company’s profile on SEDAR (www.sedar.com) and on EDGAR (www. www.sec.gov).

Date, Time and Place of Meeting	The Meeting will be held virtually via live audio webcast on January 20, 2022 at 2:00 p.m. (Vancouver time) at https://meetnow.global/MAZZWNK.

The Record Date	The Record Date for determining the Securityholders entitled to receive notice of and to vote at the Meeting is as of the close of business (Vancouver time) on December 8, 2021.

Purpose of the Meeting	At the Meeting, Securityholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require approval of 66 2/3% of the votes cast by Securityholders, voting together as a single class, present virtually or represented by proxy at the Meeting (the “Required Securityholder Approval”).

The Arrangement	The purpose of the Arrangement is to effect the acquisition by Acquireco, an indirect wholly-owned subsidiary of Newcrest, of the Company. If the Arrangement Resolution is approved with the Required Securityholder Approval and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court- approved plan of arrangement under the BCBCA.

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix B to this Circular:

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur on and subject to the terms set out in the Plan of Arrangement:

(a)	each Pretivm DSU, Pretivm PSU, and Pretivm RSU outstanding immediately prior to the Effective Time (whether vested or unvested), shall be deemed to be unconditionally vested, and such Pretivm DSU, Pretivm PSU, or Pretivm RSU, as the case may be, shall be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment equal to the All Cash Consideration for each Pretivm DSU, Pretivm PSU, or Pretivm RSU, respectively and such Pretivm DSU, Pretivm PSU, or Pretivm RSU shall immediately be cancelled;

(b)	each Pretivm Option outstanding immediately prior to the Effective Time (whether vested or unvested), shall be deemed to be unconditionally vested and exercisable, and such Pretivm Option shall, without any further action by or on behalf of a holder of Pretivm Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment equal to the amount (if any) by which the All Cash Consideration in respect of each Pretivm Share underlying each Pretivm Option exceeds the exercise price of such Pretivm Option and such Pretivm Option shall immediately be cancelled;

(c)	the capital of the issued and outstanding shares of Pretivm Exploration is reduced to $1.00, without any payment or distribution, and Pretivm and Pretivm Exploration amalgamate and continue as one company as if the amalgamation occurred pursuant to Section 273 of the BCBCA;

(d)	each of the Pretivm Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Acquireco in consideration for a debt claim against Acquireco for the amount determined under Article 4 of the Plan of Arrangement; and such Dissenting Shareholders shall cease to be the holders of such Pretivm Shares and to have any rights as holders of such Pretivm Shares other than the right to be paid fair value for such Pretivm Shares;

(e)	concurrently with the steps described in paragraph (f) and (g) below, subject to pro-ration in accordance with the Plan of Arrangement, each Pretivm Share in respect of which a Shareholder has elected for All Cash Consideration outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder of Pretivm Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco in exchange for the All Cash Consideration from Acquireco, and the holders of such Pretivm Shares shall cease to be the holders thereof and to have any rights as holders of such Pretivm Shares other than the right to be paid the Consideration by the Depositary in accordance with the Plan of Arrangement;

(f)	concurrently with the step described in paragraph (e) above and paragraph (g) below, subject to pro-ration in accordance with the Plan of Arrangement, each Pretivm Share in respect of which a Shareholder has elected for All Share Consideration outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder of Pretivm Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco in exchange for the All Share Consideration from the Purchaser, and the holders of such Pretivm Shares shall cease to be the holders thereof and to have any rights as holders of such Pretivm Shares other than the right to be paid the Consideration by the Depositary in accordance with the Plan of Arrangement; and

(g)	concurrently with the steps described in paragraphs (e) and (f) above, each Pretivm Share outstanding immediately prior to the Effective Time other than Cash Election Shares and Share Election Shares shall, without any further action by or on behalf of a holder of Pretivm Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco in exchange for the Default Consideration, and the holders of such Pretivm Shares shall cease to be the holders thereof and to have any rights as holders of such Pretivm Shares other than the right to be paid the Default Consideration by the Depositary in accordance with the Plan of Arrangement.

On completion of the Arrangement, the Company will be a wholly-owned subsidiary of Acquireco.

See “The Arrangement – Effect and Details of the Arrangement – General” in this Circular.

Effect of the Arrangement	Pursuant to the Arrangement, all of the issued and outstanding Pretivm Shares (other than Pretivm Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates) will be transferred to Acquireco in exchange for either: (a) the All Cash Consideration, subject to pro-ration as to the amount of cash if the total amount of cash to be received by Shareholders that elected or are deemed to elect to receive cash Consideration under the Arrangement exceeds the Maximum Cash Consideration; (b) the All Share Consideration, subject to pro-ration as to the number of Newcrest Shares if the number of Newcrest Shares to be issued to Shareholders under the Arrangement exceeds the Maximum Share Consideration; or (c) the Default Consideration.

See also “The Arrangement — Effect and Details of the Arrangement”.

Effect on Pretivm Shares	Pursuant to the Arrangement, all Pretivm Shares (other than Pretivm Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchased, Acquireco or any of their respective affiliates) will be transferred to Acquireco in exchange for either: (a) $18.50 in cash for each Pretivm Share held (the “All Cash Consideration”), (b) 0.8084 of an ordinary share in the capital of the Purchaser (each a “Newcrest Share”) for each Pretivm Share held (the “All Share Consideration”), in each case subject to pro- ration in accordance with Sections 3.3 and 3.4 of the Plan of Arrangement or (C) $9.25 in cash and 0.4042 of a Newcrest Share (together the “Default Consideration”).

See also “The Arrangement — Effect and Details of the Arrangement”.

Effect on Pretivm Options	Each Pretivm Option outstanding immediately prior to the Effective Time will be deemed unconditionally vested and exercisable and shall be deemed to be transferred to the Company in exchange for a cash payment equal to the amount, if any, by which the All Cash Consideration in respect of each Pretivm Share underlying each Pretivm Option exceeds the exercise price payable under such Pretivm Option, less applicable withholding taxes.

As at the date hereof, an aggregate of 394,115 Pretivm Options are outstanding.

See also “The Arrangement — Effect and Details of the Arrangement”.

Effect on Pretivm DSUs, Pretivm PSUs and Pretivm RSUs	Each Pretivm DSU, Pretivm PSU and Pretivm RSU outstanding immediately prior to the Effective Time will be deemed to be unconditionally vested (which shall include the full vesting of Pretivm PSUs on the basis that all performance criteria associated therewith had been achieved and a 200% performance multiplier was applicable to such vesting) and shall be deemed to be assigned and transferred to the Company in exchange for a cash payment equal to the All Cash Consideration for each Pretivm DSU, Pretivm PSU or Pretivm RSU, respectively, and such Pretivm DSU, Pretivm PSU, or Pretivm RSU shall immediately be cancelled.

As at the date hereof, an aggregate of 354,549 Pretivm DSUs, 238,868 Pretivm PSUs and 563,863 Pretivm RSUs (including 55,456 Pretivm RSUs that vested in December 2021 and that will be settled before the year-end) are outstanding. In addition, on December 31, 2021, the directors of the Company will receive Pretivm DSUs representing the final quarterly installment of the annual grant of Pretivm DSUs for 2021. Further, certain directors that have elected to receive their annual retainer in the form of Pretivm DSUs, will be issued Pretivm DSUs as payment for the final quarterly installment of the directors’ annual retainer for 2021. Assuming that all such Pretivm DSUs are issued based on a Pretivm Share price of $18.50, it is anticipated that a total of approximately 20,810 of these Pretivm DSUs will be issued on December 31, 2021.

See also “The Arrangement — Effect and Details of the Arrangement”.

Extinction of Rights	To the extent a Former Shareholder has not surrendered Pretivm Shares to the Depositary in the manner described in this Circular on or before the date that is six years after the Effective Date (the “Final Proscription Date”), then: (a) the Consideration that such Former Shareholder was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Pretivm Shares pursuant the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser, the Company or Acquireco, as applicable, for no consideration; (b) the Consideration that such Former Shareholder was entitled to receive shall be delivered to the Purchaser or Acquireco, as applicable, by the Depositary; (c) the certificates formerly representing Pretivm Shares shall cease to represent a right or claim of any kind or nature as of such Final Proscription Date; and (d) any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the Final Proscription Date shall cease to represent a right or claim of any kind or nature.

Recommendation of the Board	Recommendation of the Board and the Special Committee

The Special Committee has advised the Board that, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement”, including, among other things, (i) the terms and conditions of the Arrangement Agreement, (ii) the benefits and risks associated with the Arrangement, (iii) other strategic alternatives and options available to the Company, including Pretivm’s stand- alone business plan, (iv) its evaluation of the Arrangement with management and the Special Committee’s legal and financial advisors, including receipt of the Citi Opinion, and (v) the impact of the Arrangement on other stakeholders of the Company, the Special Committee has unanimously determined that the Arrangement is in the best interests of Pretivm, is fair to Shareholders (other than the Purchaser and its affiliates) and is fair and reasonable to stakeholders whose rights are affected by the Arrangement, and has unanimously recommended to the Board that it (A) authorize and approve Pretivm entering into the Arrangement Agreement, (B) recommend that Securityholders vote FOR the Arrangement Resolution and (C) authorize and approve the performance by Pretivm of its obligations under the Arrangement Agreement.

The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement”, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of Pretivm, and after evaluating the Arrangement with management and Pretivm’s legal and financial advisors, including receipt of the BMO Opinion and the Citi Opinion, and upon the unanimous recommendation of the Special Committee, the Board has unanimously determined the Arrangement is in the best interests of Pretivm and is fair to Shareholders (other than the Purchaser and its affiliates) and that it is advisable and in the best interests of Pretivm to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder and certain related matters, and has unanimously approved the Arrangement. Accordingly, the Board unanimously recommends that the Securityholders vote FOR the Arrangement.

See “The Arrangement – Background to the Arrangement” in this Circular.

Background to the Arrangement	The Arrangement Agreement is the result of arm’s length negotiations among representatives of Pretivm and Newcrest and their respective legal advisors, as more fully described herein. A summary of the material events, meetings, negotiations and discussions between representatives of Pretivm and Newcrest that preceded the execution and public announcement of the Arrangement Agreement on November 8, 2021 is included in this Circular under the heading “The Arrangement – Background to the Arrangement”.

Reasons for the Arrangement	In the course of their evaluation, the Board carefully considered a variety of factors with respect to the Arrangement including, among others, the following:

Significant Premium to Pretivm Shareholders – The Consideration represents a premium of 23% and 29% to the closing price and the 20-day VWAP, respectively, of Pretivm’s shares on the TSX as at November 8, 2021. The total equity value pursuant to the Arrangement is approximately $3.5 billion on a fully diluted basis.

Optionality for Pretivm Shareholders – The Shareholders have the option to receive either (a) $18.50 in cash for each Pretivm Share held or (b) 0.8084 of a Newcrest Share for each Pretivm Share held, subject to pro-ration.

Ability to Participate in Future Potential Growth of Combined Entity – By having the ability to elect to receive Newcrest Shares under the Arrangement, Shareholders will have an opportunity to retain exposure to Brucejack, including discoveries in and around Brucejack such as the Golden Marmot Zone while gaining exposure to Newcrest’s diversified portfolio of high-quality, long life, tier one assets. Moreover, Newcrest has the financial means and the technical capacity to maximize the long-term potential of the Brucejack Mine and the district scale opportunities in the surrounding Brucejack property.

Ability to Hold Enhanced Position in a Highly Prospective Gold and Copper Region – Shareholders who elect to receive Newcrest Shares will have exposure to six tier one orebodies and a portfolio of organic growth options. The combination of Newcrest and Pretivm will create the leading gold miner in British Columbia’s Golden Triangle, operating both the Brucejack and Red Chris mines. The concurrent operation of both Brucejack and Red Chris mines will provide enhanced opportunities for both workforces, which is expected to improve employee attraction and retention, allow for aligned and optimal engagement with the First Nations and the broader community, and will provide the foundation of ongoing future investment in the region.

Complementary Company Cultures and ESG Focus – The Combined Company is positioned to be a leader in ESG initiatives in British Columbia. Newcrest and Pretivm have complementary corporate cultures and values, with a focus on safety, employee development and ESG. Newcrest is a respected partner of the First Nations in northwest British Columbia. Pretivm employees, First Nations partners and community partners will be very well positioned to succeed and develop under Newcrest’s world-class stewardship.

Business and Industry Risks – The business, operations, assets, financial condition, operating results and prospects of Pretivm are subject to significant uncertainty, including (but not limited to) risks associated with Pretivm’s dependency on the Brucejack mine, its only material property, for its future operating revenue, permitting and regulatory approvals, exploration and development risks and commodity price and inflation risks. The Board concluded that the Consideration under the Arrangement is more favourable to Shareholders than continuing with Pretivm’s current business plan, including the inherent risks associated with ownership of a single-asset mining company, after taking into account the potential for such business plan to generate value for Shareholders through the continued operation of Brucejack and the continued exploration and potential development of Pretivm’s exploration assets.

Robust and Supervised Negotiation Process – The Arrangement is the result of a robust negotiation process that was undertaken under the supervision of the Special Committee, which was comprised entirely of independent directors, and which received advice from independent advisors throughout the process.

BMO Opinion – The receipt by the Board of the BMO Opinion which concluded that, as of the date of such opinion, subject to and based on the considerations, assumptions and limitations described therein, the Consideration is fair, from a financial point of view, to the Shareholders (other than Newcrest, Acquireco and their respective affiliates). See “The Arrangement – Opinions of Financial Advisors - BMO Opinion” in this Circular. The Board considered the fact that BMO was not providing as of the date of BMO’s opinion, and had not, during the preceding two-year period, except in connection with the Arrangement and BMO Financial Group, an affiliate of BMO, acting as lender in the Company’s credit facility, provided, investment banking, commercial banking or other similar financial services to Pretivm.

Citi Opinion – The receipt by the Board and the Special Committee of, and the conclusion contained in, the opinion, dated November 8, 2021, of Citi to the Board and the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, to holders of Pretivm Shares (other than Newcrest, Acquireco and their respective affiliates) of the Consideration (as set forth in such opinion) provided for pursuant to the Arrangement Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described under “The Arrangement – Opinions of Financial Advisors – Opinion of Citigroup Global Markets Inc.” in this Circular. The Special Committee considered the fixed fee payable to Citi for its services in connection with its opinion and that Citi was not providing as of the date of Citi’s opinion, and had not during the preceding two-year period provided, investment banking, commercial banking or other similar financial services to Pretivm unrelated to the Arrangement or to Newcrest.

Ability to Respond to Unsolicited Superior Proposals – Subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that, having regard to all of its terms and conditions, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal. The amount of the Termination Payment payable in certain circumstances, being C$125,000,000, is within the range of termination fees that are considered reasonable for transactions of this size and nature and would not, in the view of the Board preclude a third party from potentially making a Superior Proposal.

Fairness of the Conditions – The Arrangement Agreement provides for certain conditions to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Board.

Securityholder and Court Approval – The Arrangement is subject to the following Securityholder and Court approvals, which protect Pretivm Shareholders:

●	The Arrangement Resolution requires approval of at least 66 2/3% of the votes cast by: (i) the Shareholders; and (ii) the Optionholders, voting together as a single class, present virtually or by proxy at the Meeting; and

●	The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Securityholders and other affected Persons.

Key Regulatory Approvals – The completion of the Arrangement is subject to the Company obtaining Key Regulatory Approvals, including the Competition Act Approval (obtained on December 2, 2021), the Investment Canada Act Approval and the PRC Competition Clearance.

Dissent Rights – The terms of the Plan of Arrangement provide that Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Pretivm Shares (as described in the Plan of Arrangement).

See “The Arrangement – Reasons for the Arrangement” in this Circular.

Voting and Support Agreements	The Locked-up Shareholders have entered into the Voting and Support Agreements with the Purchaser and Acquireco pursuant to which they have agreed to vote in favour of the Arrangement Resolution. As of the date hereof, the Locked-up Shareholders hold approximately 0.2% of the Company’s outstanding voting securities that will have voting rights at the Meeting.

See “The Arrangement – Voting and Support Agreements” in this Circular.

Conditions to Completion of the Arrangement	The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by the Company or the Purchaser, as applicable, at or prior to the Effective Date, including the following:

(a)	approval of the Arrangement Resolution by the Required Securityholder Approval at the Meeting;

(b)	receipt of the Interim Order and the Final Order;

(c)	obtaining the Required Regulatory Approvals;

(d)	the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(e)	no Governmental Entity of competent jurisdiction located in a jurisdiction where the Company has material assets shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(f)	receipt of conditional approval by the TSX of the listing of the Consideration Shares;

(g)	the representations and warranties of the Company and the Purchaser contained in the Arrangement Agreement being true and correct as of the Effective Date, subject to certain qualifications;

(h)	compliance in all material respects by the Company, the Purchaser and Acquireco with all covenants required to be performed under the Arrangement Agreement, subject to certain qualifications;

(i)	no Pretivm Material Adverse Effect having occurred to the Company;

(j)	no Newcrest Material Adverse Effect having occurred to the Purchaser;

(k)	Dissent Rights not having been exercised in respect of more than 5% of the Pretivm Shares; and

(l)	there shall be no action or proceeding taken by a Governmental Entity, or by any other third party (as to which, in the case of such other third party, there is a reasonable likelihood of success), that is seeking to:

(i)	enjoin or prohibit the Purchaser’s or Acquireco’s ability to acquire, hold, or exercise full rights of ownership over, any Pretivm Shares, including the right to vote Pretivm Shares, or any material assets of the Company; or

(ii)	materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Pretivm Material Adverse Effect.

See “The Arrangement Agreement – Conditions to Closing” in this Circular.

Non-Solicitation	In the Arrangement Agreement, the Company has agreed, subject to certain exceptions, that it will not, directly or indirectly, solicit or participate in any discussions or negotiations regarding a proposal by a third party to acquire the Company or its assets and will give prompt notice to the Purchaser should the Company receive such a proposal or a request for non-public information that it reasonably believes would lead to such a proposal.

Opinions of Financial Advisors	Each of the BMO Opinion and the Citi Opinion separately concluded that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Consideration (as set forth in such opinion) provided for pursuant to the Arrangement Agreement was fair, from a financial point of view, to the holders of Pretivm Shares (other than Newcrest, Acquireco and their respective affiliates). The Special Committee and the Board considered the fixed fee payable to Citi for its services in connection with its opinion and also considered that neither BMO nor Citi was providing, as of the date of their respective opinions, and had not, during the two-year period prior to the date of their respective opinions provided (except, in the case of BMO, as described in the section entitled “The Arrangement – Opinions of Financial Advisors – BMO Opinion” in this Circular), investment banking, commercial banking or other similar financial services to Pretivm unrelated to the Arrangement or to Newcrest.

See “The Arrangement – Opinions of Financial Advisors” in this Circular and Appendix E for the BMO Opinion and Appendix F for the Citi Opinion.

Termination of Arrangement Agreement	The Company and the Purchaser may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Arrangement becoming effective. In addition, the Company or the Purchaser may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date if certain specific events occur. Depending on the termination event, a Termination Payment may be payable by the Company.

See “The Arrangement Agreement – Termination of Arrangement Agreement” in this Circular.

Letter of Transmittal	A Letter of Transmittal is enclosed with this Circular. The Letter of Transmittal includes an election form that sets out the procedure to be followed by Registered Shareholders (“Depositing Shareholders”) to elect to receive either: (a) the All Cash Consideration; or (b) the All Share Consideration, in each case subject to pro-ration, for each Pretivm Share held and to deposit their Pretivm Shares (the “Deposited Securities”). If the Arrangement becomes effective, in order to receive Consideration in exchange for the Deposited Securities to which the Depositing Shareholder is entitled under the Plan of Arrangement, a Depositing Shareholder must deliver the Letter of Transmittal properly completed and duly executed, together with share certificate(s) or DRS Advices representing its Deposited Securities and all other required documents to the Depositary at the address set forth in the Letter of Transmittal. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates or DRS Advices representing the Deposited Securities to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal. Shareholders whose Pretivm Shares are registered in the name of an Intermediary must contact their Intermediary to deposit their Deposited Securities.

See “The Arrangement – Exchange of Pretivm Shares” in this Circular.

Election and Pro-ration Provisions	The Letter of Transmittal contains an election form, which Shareholders may use to elect to receive either the All Cash Consideration or the All Share Consideration in exchange for their Pretivm Shares, subject to pro-ration. Such election MUST be made by the Election Deadline. If a Shareholder fails to submit an election by the Election Deadline or chooses not to submit an election, each such Shareholder will receive the Default Consideration of $9.25 in cash and 0.4042 of a Newcrest Share for each Pretivm Share held.

The Plan of Arrangement provides that there is a maximum aggregate amount of cash Consideration to be paid under the Arrangement equal to 50% of the total Consideration and a maximum aggregate number of Newcrest Shares to be issued under the Arrangement equal to 50% of the total Consideration. If Shareholders collectively elect to receive either cash Consideration in excess of the Maximum Cash Consideration or elect to receive Newcrest Share Consideration in excess of the Maximum Share Consideration, respectively, the All Cash Consideration and the All Share Consideration will be subject to pro- ration.

None of Pretivm, Newcrest, Acquireco or the Depositary are liable for failure to notify Shareholders who do not properly complete an election or their Letter of Transmittal or who otherwise make a deficient deposit with the Depositary.

Shareholders whose Pretivm Shares are registered in the name of an Intermediary must contact their Intermediary to deposit their Pretivm Shares.

Depositing Shareholders are encouraged to deliver a properly completed and duly executed Letter of Transmittal together with the relevant share certificate(s) and DRS Advices representing the Deposited Securities and any other required documents to the Depositary as soon as possible.

The use of mail to transmit certificates representing the Deposited Securities and the Letter of Transmittal is at each holder’s risk. The Company recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used and appropriate insurance be obtained.

The Depositary will receive reasonable and customary compensation from Newcrest for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under securities laws and expenses in connection therewith.

For additional information, see “The Arrangement – Exchange of Pretivm Shares - Procedure for Exchange of Pretivm Shares”

Court Approval of the Arrangement	Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Meeting, Pretivm will apply to the Court for the Final Order, with such hearing of the application to be held at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia on January 25, 2022 at 9:45 a.m. (Vancouver time) or as soon thereafter as counsel may be heard, via teleconference, or at any other date and time and by any other method as the Court may direct. Please see “The Arrangement – Court Approval of the Arrangement” as well as the Petition and Notice of Hearing of Petition, attached as Appendix D to this Circular, and the Interim Order, attached as Appendix C to this Circular, for further information on participating or presenting evidence at the hearing for the Final Order. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, the Parties may determine not to complete the transaction contemplated by the Arrangement Agreement.

See “The Arrangement – Court Approval of the Arrangement” in this Circular.

Stock Exchange Approval	Newcrest Shares are listed on the TSX and it is a condition of the Arrangement that the Consideration Shares to be issued are listed on the TSX, subject only to the satisfaction of the customary listing conditions of the TSX.

The TSX has conditionally approved the listing of the Newcrest Shares to be issued under the Arrangement, subject to filing certain documents following the closing of the Arrangement.

Regulatory Approvals	The completion of the Arrangement is subject to certain approvals with respect to the Investment Canada Act, the Competition Act (Canada) and the State Administration for Market Regulation of the People’s Republic of China.

Competition Act Approval

The Competition Act requires that, subject to limited exceptions, parties to a Notifiable Transaction (as defined herein), cannot complete such transaction until the earlier of (i) the expiry, termination or waiver of the applicable waiting period.

The Arrangement is a Notifiable Transaction and constitutes a ’‘merger’’ for the purposes of the Competition Act. The Commissioner issued a ’‘no-action’’ letter in respect of the Arrangement on December 2, 2021.

See “The Arrangement – Required Regulatory Approvals – Competition Act Approval’’ for more information.

Investment Canada Act Approval

Under the Investment Canada Act, certain transactions involving the “acquisition of control” of a Canadian business by a non Canadian (all as defined in the Investment Canada Act) are subject to review and cannot be implemented unless the responsible Minister under the Investment Canada Act is satisfied or deemed to be satisfied that the transaction is likely to be of “net benefit” to Canada. Such a transaction is referred to herein as a “reviewable transaction.”

As of the date of this Circular, the review of the Arrangement under the Investment Canada Act is ongoing. It is a condition to closing of the Arrangement that Investment Canada Act Approval be obtained. See “The Arrangement Agreement – Conditions to Closing”.

PRC Competition Clearance

Under AML, transactions that constitute “concentration of undertakings” and meet the specified turnover thresholds provided in relevant regulations cannot be implemented until approval has been obtained from the AMB.

The Arrangement is a notifiable transaction. As of the date of this Circular, the review of the Arrangement under the AML is ongoing It is a condition to closing of the Arrangement that the PRC Competition Clearance be obtained. See “The Arrangement – Required Regulatory Approvals – PRC Competition Clearance”.

Rights of Dissent	Registered Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 237-247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Registered Shareholder who wishes to dissent must ensure that: (a) a Notice of Dissent is received by Blake, Cassels & Graydon LLP, Attention: sean.boyle@blakes.com by not later than 4:00 p.m. (Vancouver time) at least two Business Days prior to the date of the Meeting (or any adjournment or postponement of the Meeting); and (b) the Registered Shareholder must have otherwise complied with the Dissent Procedures.

See “The Arrangement – Dissenting Shareholders’ Rights” in this Circular.

Interests of Certain Directors and Executive Officers of Pretivm in the Arrangement	In considering the recommendation of the Board, Securityholders should be aware that certain members of the Board and senior officers of Pretivm have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Securityholders generally.

See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Risk Factors	There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, Pretivm will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the Pretivm Shares.

The risk factors described under the heading “Risk Factors - Risks Related to the Arrangement” should be carefully considered by Securityholders.

Income Tax Considerations	Shareholders should carefully review the tax considerations described in this Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations for Shareholders” for a discussion of certain Canadian federal income tax considerations. See “Certain U.S. Federal Income Tax Consequences of the Arrangement” for a discussion of certain United States federal income tax considerations.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

At the Meeting, Shareholders and Optionholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the Required Securityholder Approval.

Date, Time and Place of the Meeting

Due to the ongoing public health concerns related to the COVID-19 pandemic, and in order to ensure the health and well-being of our Securityholders, employees, communities and other stakeholders, the Board and management have decided to conduct the Meeting virtually via live audio webcast at https://meetnow.global/MAZZWNK using the Summit meeting platform. Registered Shareholders, Optionholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in the Circular. Beneficial Shareholders who have not duly appointed themselves as proxyholders (in accordance with the instructions summarized in this Circular) may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all Registered Shareholders, Optionholders and proxyholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or health risks they may be facing.

Record Date

Pursuant to the Interim Order, the Record Date for determining persons entitled to receive notice of and vote at the Meeting is December 8, 2021. Shareholders and Optionholders of record as at the close of business (Vancouver time) on December 8, 2021 will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Solicitation of Proxies

The Company is providing this Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Meeting of the Company to be held on January 20, 2022 and at any postponement(s) or adjournment(s) thereof. Unless the context otherwise requires, when we refer in this Circular to the Company, any subsidiaries are also included.

Your proxy is being solicited by management of Pretivm. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Pretivm. In addition, Pretivm has engaged Laurel Hill as Proxy solicitation agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting. For these services, Laurel Hill will receive a C$100,000 advisory fee plus a C$100,000 success fee if the Arrangement Resolution receives the Required Securityholder Approval, in addition to certain out-of-pocket expenses and service fees for certain proxy solicitation services, such as inbound/outbound live calls and emails, outbound automated calls and QuickVotes.

In this Circular, references to “C$ or $” are to amounts in Canadian dollars and references to “A$” are to amounts in Australian dollars unless otherwise indicated.

Proxies and Voting

Voting

Each Registered Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Pretivm Share registered in his, her or its name. Each holder of Pretivm Options whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Pretivm Share underlying a Pretivm Option held in his, her or its name.

In order to become effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by: (i) the Shareholders; and (ii) the Optionholders, voting together as a single class, present virtually or by proxy at the Meeting.

The manner in which you vote your Pretivm Shares depends on whether you are a Registered Shareholder (or Optionholder) or Beneficial Shareholder. You are a Registered Shareholder (or Optionholder) if your name appears on your share (or option) certificate representing Pretivm Shares (or Pretivm Options). Most Shareholders of the Company are Beneficial Shareholders. You are a Beneficial Shareholder if you beneficially own Pretivm Shares that are held in the name of an Intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and as a result do not have the Pretivm Shares registered in your own name.

Registered Shareholder and Optionholder and Duly Appointed Proxyholder Voting

Registered Shareholders and Optionholders who are eligible to vote, can vote their Pretivm Shares or Pretivm Options, as applicable, either:

1.	in person at the virtual Meeting; or

2.	by Proxy.

Voting by Proxy is the easiest way for Registered Shareholders and Optionholders to cast their vote.

1. Voting in person at the virtual Meeting
See “- Attending the Meeting” below.
If you are both a Registered Shareholder and an Optionholder and you intend to participate and vote online at the Meeting, please login to the Meeting using only the control number found on the YELLOW form of proxy for your Pretivm Shares. Your Pretivm Options will be linked to and voted in the same manner as your Pretivm Shares. You are not required to login and vote at the Meeting in two browsers simultaneously, nor logout and login under a different control number to vote both Pretivm Shares and Pretivm Options.

2. Appointment of Proxyholders and Voting by Proxy
Appointing a Proxyholder

The persons named in the accompanying Proxy as proxyholders are our directors and/or officers.

A Shareholder or Optionholder has the right to appoint a person (who need not be a Shareholder) to represent the Shareholder or Optionholder at the Meeting other than the persons named in the accompanying Proxy as proxyholders. To exercise this right, the Shareholder or Optionholder must insert the name of such Person’s nominee in the space provided in the accompanying form of proxy or complete another appropriate form of proxy permitted by law, and in either case send or deliver the completed Proxy to our transfer agent, Computershare Investor Services Inc., as described below.

If you appoint a proxyholder other than the persons named in the accompanying Proxy as proxyholders, you will need to take additional steps for your proxyholder to attend and participate in the virtual Meeting. See “Additional Steps Required for Your Proxyholder to Attend and Participate at the Virtual Meeting” below.

Options to Exercise your Proxy	1. By Mail	Registered Shareholders	Optionholders	Both
		Fill out and sign the YELLOW form of proxy	Fill out and sign the GREEN form of proxy	Fill out and sign BOTH the YELLOW and the GREEN forms of proxy
Return the completed form(s) of proxy by mail to: Computershare Investor Services Inc. 100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1
	2. By Telephone	Registered Shareholders and Optionholders based in Canada or the United States may vote by telephone by calling 1-866-732-8683. Please note that you cannot appoint anyone other than the directors and/or officers named in the form of proxy as your proxyholder(s) if you vote by telephone.
		Registered Shareholders	Optionholders	Both
		Enter your 15-digit control number (located on the bottom left corner of the first page of the YELLOW form of proxy) to identify yourself as a Registered Shareholder on the telephone voting system.	Enter your 15-digit control number (located on the bottom left corner of the first page of the GREEN form of proxy) to identify yourself as an Optionholder on the telephone voting system.	Complete the voting procedure twice; once using the control number found on the YELLOW form of proxy for your Pretivm Shares, and once using the control number found on the GREEN form of proxy for your Pretivm Options.
	3. By Internet	You may vote over the internet by going to www.investorvote.com. Please note that you cannot appoint anyone other than the directors and/or officers named in the form of proxy as your proxyholder(s) if you vote by telephone.
		Registered Shareholders	Optionholders	Both
		Enter your 15-digit control number (located on the bottom left corner of the first page of the YELLOW form of proxy) to identify yourself as a Registered Shareholder on the voting website.	Enter your 15-digit control number (located on the bottom left corner of the first page of the GREEN form of proxy) to identify yourself as an Optionholder on the voting website.	Complete the voting procedure twice; once using the control number found on the YELLOW form of proxy for your Pretivm Shares, and once using the control number found on the GREEN form of proxy for your Pretivm Options.

Deadline to Exercise your Proxy	In order to be valid and acted upon at the Meeting, a form of Proxy or a vote by internet or telephone (as the case may be) must be received not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment or postponement thereof.
Voting Instructions

On the form of proxy, you may indicate either how you want your proxyholder to vote your Pretivm Shares or Pretivm Options, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Pretivm Shares or Pretivm Options to be voted on a particular matter (by marking FOR or AGAINST), then your proxyholder must vote your Pretivm Shares or Pretivm Options accordingly. If you have not specified on the form of proxy how you want your Pretivm Shares or Pretivm Options to be voted on a particular matter, then your proxyholder can vote your Pretivm Shares or Pretivm Options as he, she or it sees fit. Unless contrary instructions are provided, the voting rights attached to the Pretivm Shares and Pretivm Options represented by proxies received by the management of Pretivm will be voted IN FAVOUR OF the Arrangement Resolution.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of Pretivm knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in the Notice of Meeting included in this Circular. Shareholders and Optionholders who are planning on returning the accompanying form of proxy are encouraged to review the Circular carefully before submitting the proxy form.

Additional Steps Required for Your Proxyholder to Attend and Participate at the Virtual Meeting

In addition, for your proxyholder to attend and participate in the virtual Meeting, you must also register the appointment of your proxyholder at www.computershare.com/Pretium and provide Computershare with your proxyholder’s contact information so that Computershare may provide the proxyholder with an Invite Code via email.

Registering your proxyholder is an additional step once you have submitted your Proxy and must be completed by no later than 2:00 p.m. (Vancouver time) on January 18, 2022 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting. Please ensure that the person you appoint is aware that he, she or it has been appointed to attend the virtual Meeting on your behalf.

If you have complied with the steps described above, prior to the Meeting, Computershare will contact your proxyholder via email with a unique Invite Code which will allow your proxyholder to log in to the live webcast and vote at the Meeting using the Summit meeting platform. Without an Invite Code, you or your proxyholder will not be able to ask questions or vote at the Meeting. Please see “- Attending the Meeting” below for more information.

Beneficial Shareholder Voting

The following information is of significant importance to Shareholders who do not hold Pretivm Shares in their own name.

Only Registered Shareholders, Optionholders and duly appointed proxyholders can vote and ask questions at the Meeting. Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. See “- Attending the Meeting” below. Beneficial Shareholders wishing to participate in the Meeting using the Summit meeting platform must follow the procedures set out below.

Beneficial Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or those deposited pursuant to the process set out in the following disclosure. If Pretivm Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Pretivm Shares will not be registered in the Shareholder’s name on the records of the Company. Such Pretivm Shares will more likely be registered under the names of Intermediaries. In Canada, the vast majority of such Pretivm Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and in the United States, the vast majority of such Pretivm Shares are registered under the name of Cede & Co. (as nominee for the Depository Trust Company). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. Pretivm intends to reimburse intermediaries for the delivery of the meeting materials to OBOs.

Generally, Beneficial Shareholders who have not waived the right to receive proxy-related materials will be given a VIF which must be completed and signed by the Beneficial Shareholder in accordance with the directions in the VIF. Beneficial Shareholders should follow the instructions of their Intermediary carefully to ensure that their Pretivm Shares are voted at the Meeting. The proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders and Optionholders by the Company; however, its purpose is limited to instructing the Intermediary on how to vote your Pretivm Shares on your behalf.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company.

The Company may utilize Broadridge’s QuickVoteTM system to assist Shareholders with voting their Shares. Certain Beneficial Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners or NOBOs) may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

Generally, Beneficial Shareholders can vote their Pretivm Shares by:

1.	completing and returning a VIF to Broadridge; or

2.	by duly appointing an alternate representative, whether themselves or a third party, to attend the virtual Meeting and vote the corresponding Pretivm Shares at the Meeting.

Voting by VIF is the easiest way for Beneficial Shareholders to cast their vote.

1. Completing and Returning a VIF
Complete and Return your VIF	Complete the VIF in accordance with its instructions. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.
Deadline	Well in advance of the Meeting; see instructions in the VIF.
Broadridge’s Process	Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Pretivm Shares to be represented at the Meeting.
Participation at the Meeting	You may log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. See “- Attending the Meeting” below.

2. Attending the Virtual Meeting, Personally or Through a Representative
Right to Appoint a Representative	The VIF will name the same persons as the Company’s proxy to represent your Pretivm Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Pretivm Shares at the Meeting and that person may be you.
Exercising your Right

1.   Appoint yourself or a person other than any of those designated in the VIF as the proxyholder for your Pretivm Shares by printing the applicable name in the space provided on your VIF.

2.   Return your completed VIF to Broadridge by mail or facsimile or by phone or over the internet, in accordance with Broadridge’s instructions and well in advance of the Meeting.

3.   Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Pretivm Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

4.   Register your proxyholder appointment (whether the proxyholder is you or another person) at www.computershare.com/Pretium and provide Computershare with the proxyholder’s contact information so that Computershare may provide the proxyholder with an Invite Code via email. This step must be completed by no later than 2:00 p.m. (Vancouver time) on January 18, 2022 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). Failure to register your proxyholder will result in your proxyholder not receiving an Invite Code to participate in the Meeting.

Participation at the Meeting

If you have complied with the steps described above within the required timeframe then, prior to the Meeting, Computershare will contact your proxyholder via email with a unique Invite Code which will allow your proxyholder to log in to the live webcast and vote at the Meeting using the Summit meeting platform. Without an Invite Code, your proxyholder will not be able to ask questions or vote at the Meeting.

Please see “- Attending the Meeting” below for instructions on how your duly appointed proxyholder, whether it be yourself or another person, can attend the virtual Meeting.

Notice for US Beneficial Shareholders

To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these proxy materials or contact your Intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your Intermediary, to then register to attend the virtual Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare Investor Services Inc.

100 University Avenue

8th Floor                              or           Email at: USlegalproxy@computershare.com

Toronto, Ontario

M5J 2Y1

Requests for registration must be labeled as “Legal Proxy” and be received no later than 2:00 p.m. (Vancouver time) on January 18, 2022. You will receive a confirmation of your registration by email after Computershare receives your registration materials. If you have complied with the steps described above within the required timeframe then, prior to the Meeting, Computershare will contact you via email with a unique Invite Code which will allow you to log in to the live webcast and vote at the Meeting using the Summit meeting platform. Without an Invite Code, you will not be able to ask questions or vote at the Meeting.

Revocation of Proxies

A Registered Shareholder who has submitted a Proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof.

In addition to revocation in any other manner permitted by law, a Proxy may be revoked by either (i) executing a proxy bearing a later date in accordance with the proxy instructions set out herein or (ii) an instrument in writing executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at our head office or with Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the Proxy is to be used. Upon such deposit, the Proxy is revoked.

In addition, if you are using 15-digit control number to login to the virtual Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted Proxies for the Meeting and will be provided the opportunity to vote by online ballot on the applicable matters put forth at the Meeting. If you wish to attend the Meeting but do not wish to revoke all previously submitted Proxies, do not accept the terms and conditions, in which case you can only enter the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions.

If you are a Beneficial Shareholder, please contact your Intermediary for instructions on how to revoke your voting instructions Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the proxy or voting instruction form by the Intermediary or its service company to ensure it is effective.

Attending the Meeting

Only Shareholders and Optionholders of record at the Record Date, duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves a proxyholder, and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows Registered Shareholders, Optionholders and duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves as proxyholder, to participate, ask questions, and vote at the Meeting using the Summit meeting platform. A guide to how to login to, and vote at, the Meeting can be found at Appendix K of the Circular.

Registered Shareholders, Optionholders and Beneficial Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders accessing the Meeting (other than those who attend as “guests”) will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the Summit platform. Specifically, access the “Q&A” tab and type your question into the box at the bottom of the screen and then press the “Send” button. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions.

Registered Shareholders, Optionholders and duly appointed proxyholders can attend the Meeting by:

1.   Going to: https://meetnow.global/MAZZWNK.

2.   Clicking “Shareholder” and entering the control number or the Invite Code, as applicable, before the start of the Meeting:

●    For Registered Shareholders and Optionholders

○    Control number: 15-digit control number located on the form of proxy or in the email notification you received

●    For Duly Appointed Proxyholders (including Beneficial Shareholders who have appointed themselves as proxyholders)

○    Invite Code: Computershare will provide you with an Invite Code after the voting deadline has passed, provided that you have been registered with Computershare in accordance with the process described above

In order to participate online, Shareholders or Optionholders must have a valid 15-digit control number and duly appointed proxyholders must have received an email from Computershare containing an Invite Code.

It is important that you are connected to the internet at all times during the Meeting in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols such as firewalls or VPN connections may block access to the Summit meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least 30 minutes before the start of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the Meeting, you should consider voting your Pretivm Shares or Pretivm Options, as the case may be, in advance by proxy, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the Meeting. Persons with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may call Computershare at the following numbers: Local, +1-888-724-2416, or International +1-781-575-2748.

Beneficial Shareholders who have not appointed themselves as proxyholders and others can attend the Meeting by:
1. Going to: https://meetnow.global/MAZZWNK. 2. Clicking “I am a guest” and completing the online form

Notice-And-Access

The Company is not sending this Circular to Registered Shareholders, Optionholders or Beneficial Shareholders using “notice-and-access” as defined under NI 54-101.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Our authorized share capital consists of an unlimited number of Pretivm Shares without par value.

Any Shareholder or Optionholder of record at the close of business on December 8, 2021 is entitled to vote virtually or by proxy at the Meeting. As at the close of business on December 8, 2021, we had issued and outstanding 187,923,059 fully paid and non-assessable Pretivm Shares (187,933,059 Pretivm Shares as at the date hereof), each Pretivm Share entitling the holder thereof to one vote on the Arrangement Resolution.

Optionholders will also be entitled to vote with the Shareholders together as a single class on the Arrangement Resolution on the basis of one vote for each Pretivm Share underlying each Pretivm Option held. As at the Record Date, a total of 404,115 Pretivm Options to purchase a total of 404,115 Pretivm Shares were issued and outstanding (394,115 Pretivm Options to purchase 394,115 Pretivm Shares as at the date hereof). Accordingly, the maximum number of expected potential votes at the Meeting in respect of outstanding Pretivm Shares and Pretivm Options totals 188,327,174.

The quorum for the transaction of business at the Meeting is two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 25% of the Pretivm Shares entitled to be voted at the Meeting. Shareholders or Optionholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

To the knowledge of the directors or executive officers of the Company as of the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, Pretivm Shares and/or Pretivm Options collectively carrying 10% or more of the cumulative voting rights of Shareholders and Optionholders at the Meeting, except for the following:

Securityholder Name	Securities so Owned, Controlled or Directed	% of the Class of Outstanding Voting Securities of the Company
Van Eck Associates Corporation	20,779,068 Pretivm Shares	11.03%

THE ARRANGEMENT

Background to the Arrangement

The Arrangement Agreement is the culmination of a prolonged dialogue between Pretivm and Newcrest exploring a transaction between the two companies which will realize the value of the companies’ synergies, and is the direct result of extensive arm’s length negotiations among representatives of Pretivm and Newcrest and their respective advisors, as more fully described herein. The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement.

The Board regularly reviews its overall corporate strategy and long-term strategic plan with the goal of maximizing shareholder value, including assessing the relative merits of continuing as an independent enterprise, potential acquisitions, dispositions and various combinations of Pretivm or Brucejack. In order to facilitate this review, the Board periodically receives updates and presentations from management and external advisors on strategic alternatives.

In March 2019, Mr. Sandeep Biswas, Chief Executive Officer of Newcrest, and certain other personnel of Newcrest visited the Brucejack mine. Pretivm and Newcrest were not parties to a confidentiality agreement at such time and the respective management teams did not exchange confidential information. Following the site visit, Pretivm received a non-binding indicative proposal from Newcrest for the acquisition of all of the issued and outstanding Pretivm Shares on June 9, 2019 (the “2019 Proposal”). The Board met on June 10, 2019 and June 12, 2019 with management and Pretivm’s legal advisor Blake, Cassels & Graydon LLP (“Blakes”) to evaluate and discuss the 2019 Proposal as well as other strategic alternatives available at that time to Pretivm, including Pretivm’s stand-alone business plan. At the June 12, 2019 meeting, the Board concluded that the 2019 Proposal was not in the best interests of Pretivm. On June 18, 2019 Pretivm responded to Newcrest informing Newcrest that the Board had determined that the 2019 Proposal was not in the best interests of Pretivm.

On January 27, 2020, the Board met to discuss strategy and to review the existing operating and business plans and related valuation. The Board invited BMO and Blakes to discuss Pretivm’s approach to evaluating and responding to any potential strategic approaches by other precious metals issuers, following which the Company engaged BMO to assist with Pretivm’s evaluation and response to any inbound strategic approaches. The following day, Pretivm sent draft confidentiality agreements to several precious metals issuers that had previously expressed interest in a business combination transaction with Pretivm, including Newcrest.

On February 12, 2020, Pretivm announced preliminary guidance for post-2020 gold production in the Valley of the Kings in advance of the March 2020 release of the updated life of mine plan and updated Mineral Resource and Mineral Reserve estimates for the Brucejack mine, and that the Company had initiated an external search for a new President and Chief Executive Officer. The Company also announced that its Vice President, Geology and Chief Geologist resigned to pursue a new opportunity.

On February 13, 2020, to facilitate discussions with Newcrest, Pretivm entered into a confidentiality agreement with Newcrest in order to enable Pretivm to share confidential information with Newcrest. Newcrest proceeded to engage in due diligence, which included a comprehensive site visit of the Brucejack mine by Newcrest personnel. Concurrently, Newcrest and Pretivm engaged in meetings and preliminary discussions regarding due diligence and analysis in connection with the evaluation of potential transactions. On March 6, 2020, Mr. Richard O’Brien, Chair of the Board, informed the Board that he understood from his discussions with Newcrest that it intended to make an indicative, non-binding proposal to acquire Pretivm. On March 11, 2020, Mr. O’Brien and Mr. Biswas, met to discuss the ongoing dialogue between Pretivm and Newcrest. At this meeting, Mr. Biswas described the key components of a potential business combination transaction between Newcrest and Pretivm. Following this meeting, on March 12, 2020, Pretivm received a non-binding indicative proposal from Newcrest for the acquisition of all of the issued and outstanding Pretivm Shares.

Between March 17, 2020 and April 27, 2020, there were numerous discussions between Mr. Biswas and Mr. O’Brien concerning a potential transaction between Newcrest and Pretivm. In the context of these discussions, multiple non-binding indicative proposals were submitted by Newcrest to Pretivm (collectively, and together with the non-binding indicative proposal from Newcrest on March 12, 2020, the “2020 Proposals”). The Board met on each of March 17, 2020, April 10, 2020, April 15, 2020 and April 24, 2020 with its legal counsel, Blakes and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) and its financial advisor, BMO, to discuss and evaluate the 2020 Proposals and consider whether the proposed transaction with Newcrest was in the best interests of Pretivm. During these meetings, the Board received advice from its legal counsel, including with respect to the Board’s fiduciary duties in the context of an offer to acquire Pretivm and BMO provided an overview of each of the 2020 Proposals from a financial perspective. The Board determined that each of the 2020 Proposals was not in the best interests of Pretivm and in reaching these conclusions, each time the Board considered (among other things) the advice from its legal and financial advisors as well as Pretivm’s stand-alone strategic plan, the fundamental value of Pretivm, other strategic alternatives available to Pretivm and the significant uncertainty arising from, and the impacts of, the COVID-19 pandemic. Consequently, Newcrest and Pretivm did not come to agreement in respect of a transaction between the two companies on mutually acceptable terms during this period.

Between the spring of 2020 and the fall of 2021, Pretivm’s management engaged in exploratory discussions with several precious metal issuers to review potential strategic transactions. During this period, Pretivm entered into five confidentiality agreements with these issuers in order to enable Pretivm to share confidential information with these issuers in connection with their ongoing evaluation of potential strategic opportunities. These issuers engaged in due diligence of Pretivm, which included review of Pretivm’s data room, presentations by Pretivm’s management and technical teams, and in the case of two issuers (other than Newcrest), site visits to the Brucejack mine. In addition, in early 2021, Pretivm established a corporate development function and began actively seeking external growth opportunities, including engaging in exploratory discussions with several peer precious metals issuers to review potential strategic transactions. During 2021, Pretivm entered into two confidentiality agreements with peer precious metals issuers in order to enable these peer precious metals issuers to share confidential information with Pretivm (and in the case of one of the confidentiality agreements, to also enable Pretivm to share confidential information with the counterparty peer precious metals issuer) in connection with their ongoing evaluation of potential strategic opportunities. Pretivm engaged in due diligence on these peer precious metals issuers, which included management presentations and a site visit by Pretivm personnel of one peer precious metals issuer’s mining operations. In this period, Pretivm also continued to have intermittent discussions with Newcrest regarding Pretivm’s operational and financial performance.

Further, from spring of 2020 through to fall of 2021, Pretivm held preliminary discussions with a precious metals issuer (“Party A”) regarding a potential business combination with Pretivm. On April 11, 2021, Pretivm entered into a confidentiality agreement with Party A. Throughout the spring, summer and early fall of 2021, Party A engaged in due diligence on Pretivm, which included review of Pretivm’s data room and presentations by Pretivm’s management and technical teams. Pretivm also conducted limited due diligence on Party A. In late August 2021, representatives from Party A visited the Brucejack mine, and in late September 2021, Party A expressed strengthened interest in pursuing a no-premium, merger of equals business combination with Pretivm. At this time, management expressed to Party A that an at-market or low-premium merger was not likely to be as attractive to Pretivm as other strategic alternatives then under consideration, but indicated that the Board would review a bona fide proposal from Party A to determine if it could lead to a value maximizing transaction.

On September 12, 2021, certain members of Pretivm’s management team met with certain members of Newcrest’s management team at the Denver Gold Group – Gold Forum Americas conference, at which meeting Newcrest expressed an interest in re-engaging with Pretivm regarding an acquisition of Pretivm by Newcrest.

On September 28 to September 30, 2021, the Board met to discuss Pretivm’s strategic operational business plans as well as updates and preliminary results from the Company’s 2021 exploration drill programs. Pretivm’s management also provided an update on the ongoing discussions with, and due diligence by, potential strategic counterparties, including its discussions with Party A and its renewed discussions with Newcrest. At these meetings, the Board provided feedback on management’s efforts to date, and expressed support for management to continue exploring potential external growth and strategic transactions, while also continuing to pursue further accelerated near-mine exploration and definition drilling programs to better understand potential incremental value attributable to the Brucejack mine.

In late September 2021, Pretivm’s and Party A’s management held further discussions regarding a potential business combination. On October 4, 2021, Pretivm received a non-binding indicative proposal from Party A for an at-market merger, pursuant to which Party A would acquire all of the issued and outstanding Pretivm Shares in exchange for shares of Party A at an exchange ratio based on a 5% premium to the 30-day VWAP of Pretivm Shares (the “Party A Proposal”). On October 14, 2021, the Board met to discuss a number of matters, including the Party A Proposal and other strategic alternatives being pursued by management of Pretivm, including its renewed discussions with Newcrest. After discussing the merits of the Party A Proposal, with reference to analysis prepared by BMO with respect to the financial aspects of the Party A Proposal, the Board instructed management to proceed to meet with Party A in an effort to negotiate a transaction that involved Party A paying a compelling premium for Pretivm. Management of Pretivm continued to discuss potential strategic transactions with Party A throughout the remainder of October 2021, including an all-day, in-person meeting between Pretivm’s and Party A’s respective management teams.

On October 15, 2021, Mr. Jacques Perron, Pretivm’s President and Chief Executive Officer, met with Mr. Seil Song, Newcrest’s Chief Development Officer in Vancouver, BC. At this meeting, Mr. Song indicated that Newcrest was prepared to make a proposal to acquire Pretivm, which was confirmed by Mr. Biswas in a subsequent virtual meeting with Mr. Perron.

On October 17, 2021, Pretivm received a non-binding indicative proposal from Newcrest to acquire all of the issued and outstanding Pretivm Shares for consideration payable in cash or Newcrest Shares, subject to pro-ration to ensure aggregate cash and Newcrest Share consideration each represented 50% of the total transaction consideration (the “2021 Proposal”). The 2021 Proposal was not conditional upon further due diligence by Newcrest or Newcrest obtaining financing for the transaction. The 2021 Proposal was conditional on Pretivm agreeing to a two-week exclusivity period with Newcrest to finalize a transaction.

On October 19, 2021, the Board met with Blakes, Paul Weiss and BMO to evaluate the 2021 Proposal and to consider whether the proposed transaction with Newcrest was in the best interests of Pretivm. At this meeting, the Board received a presentation from Blakes refreshing the Board’s understanding of its fiduciary duties in the context of a third party offer to acquire Pretivm and a presentation from BMO regarding its financial perspectives on the 2021 Proposal, including (but not limited to) an overview of capital market conditions, an overview of Newcrest’s financial performance and condition, strategic considerations, and an analysis of the 2021 Proposal against precedent transactions. Following these presentations and discussions amongst the Board regarding (among other things) the terms of the 2021 Proposal, Pretivm’s stand-alone strategic plan, the fundamental value of Pretivm and strategic alternatives available to Pretivm, the Board determined that it was in the best interest of the Company to engage in discussions with Newcrest on a non-exclusive basis in an effort to determine if there was a transaction with Newcrest that would support Pretivm entering into the proposed exclusivity period with Newcrest. On October 21, 2021, Pretivm responded to the 2021 Proposal, noting that the Board did not view the 2021 Proposal as sufficiently compelling to enter into exclusivity with Newcrest, but that Pretivm was willing to engage in discussions on a non-exclusive basis in an effort to determine if there was a transaction with Newcrest that would support Pretivm entering into exclusive negotiations with Newcrest.

In response to the 2021 Proposal, and based on the legal advice from Blakes, the Board met on October 21, 2021 and unanimously resolved to form a special committee comprised solely of independent directors. The Board appointed Mr. O’Brien, Mr. David Smith and Mr. Faheem Tejani to serve on the Special Committee and approved a mandate for the Special Committee. The members of the Special Committee appointed Mr. O’Brien as the chair of the Special Committee. Under its mandate, the Special Committee was given the responsibility to, among other things, (i) review, assess and examine, and advise the Board on, proposals or offers to acquire control of Pretivm and (ii) report to the Board on its activities and recommendations from time to time. At the first meeting of the Special Committee following its constitution, the Special Committee resolved to approach Stikeman Elliott LLP (“SE”) as its independent legal advisor. The members of the Special Committee also discussed options to retain an independent financial advisor to the Special Committee on a fixed-fee basis, and approached a number of financial advisors selected by the Special Committee. At this meeting, the members of the Special Committee and management also discussed Pretivm’s ongoing discussions with Newcrest and its ongoing discussions with Party A.

On October 23, 2021, Pretivm retained SE as the independent legal advisor to the Special Committee and the Special Committee met with SE. SE reviewed the fiduciary duties of the Special Committee in the context of its mandate and a third-party offer to acquire Pretivm. The members of the Special Committee resolved to interview at least two, fixed-fee, independent financial advisors before appointing an independent financial advisor to the Special Committee.

Following discussions between Mr. Perron and Mr. Biswas on October 24, 2021, Pretivm submitted a further, comprehensive reply to Newcrest regarding the 2021 Proposal on October 25, 2021. In its reply, Pretivm identified the consideration value and the form of consideration offered, the treatment of its employees, the terms of reciprocal due diligence and the terms of the Arrangement Agreement as matters that would need to be discussed further between the Parties. Pretivm’s reply stipulated that if these items were addressed by Newcrest, Pretivm would consider entering into exclusive negotiations with Newcrest, subject to the approval of the Board.

On October 25, 2021, Pretivm announced a new high-grade gold exploration discovery at the Golden Marmot Zone. On the same day, Party A submitted a revised non-binding, indicative proposal on much the same terms as the Party A Proposal, but increasing the premium on Pretivm Shares factored into the exchange ratio to 6% from its prior proposal of 5%.

The Special Committee met each day between October 25, 2021 and October 27, 2021 with management and SE to receive updates from management on its discussions with potential strategic counterparties that were party to confidentiality agreements with the Company and to interview potential independent financial advisors, including Citi.

On October 27, 2021, Mr. Perron called Mr. Biswas to discuss the matters identified by Pretivm in its comprehensive reply. Mr. Perron subsequently informed management of Party A that Pretivm would be very unlikely to proceed with a proposed transaction that involved a zero- to low-premium.

On October 28, 2021, each of the Board and the Special Committee met with management and their respective advisors to receive an update on Pretivm’s ongoing discussions with potential strategic counterparties that were party to confidentiality agreements with the Company, and to consider related matters. At the meeting of the Special Committee, Citi provided to the Special Committee its credentials and confirmed that it currently had no material relationships with Pretivm. Mr. Perron advised the Special Committee that he expected Newcrest would deliver a revised proposal in the coming days. BMO presented its preliminary financial analysis of the 2021 Proposal to both the Special Committee and the Board. Pretivm’s management presented a summary of its extensive work to evaluate the potential value of Pretivm’s recent, high-grade gold exploration discovery at the Golden Marmot Zone. Based on BMO’s presentation, as well as management’s presentation regarding the additional value implied by Pretivm’s recent drill results from its Golden Marmot discovery, the Board determined that Newcrest would need to improve the offer price of its proposal before Pretivm would be prepared to engage further regarding a potential transaction. Subsequent to this meeting, the Special Committee formally appointed Citi as its independent financial advisor, effective as of October 29, 2021, to provide, on a fixed-fee basis, a “long-form” opinion with respect to the consideration proposed in any transaction involving Pretivm.

On October 29, 2021 each of the Board and the Special Committee again met with management and their respective advisors to receive an update on Pretivm’s ongoing discussions with potential strategic counterparties that were party to confidentiality agreements with the Company, and to consider related matters. At these meetings, BMO presented its updated financial analysis of the 2021 Proposal factoring in management’s estimates of the additional value implied by Pretivm’s recent drill results from its Golden Marmot discovery. Following these meetings, Pretivm received an updated, non-binding indicative proposal from Newcrest to acquire all of the issued and outstanding Pretivm Shares for consideration payable in cash or Newcrest Shares, subject to pro-ration to ensure aggregate cash and Newcrest Share consideration each represented 50% of total transaction consideration (the “Improved 2021 Proposal”). The Improved 2021 Proposal reflected an increase in the aggregate consideration value that Newcrest offered to pay to acquire all of the issued and outstanding Pretivm Shares as compared to the 2021 Proposal. Similar to the 2021 Proposal, the Improved 2021 Proposal was not conditional upon due diligence by Newcrest or Newcrest obtaining financing for the transaction and was conditional on a 14-day exclusivity period between Newcrest and Pretivm to enter into an arrangement agreement. Further, the Improved 2021 Proposal indicated that Newcrest was willing to provide Pretivm with an opportunity to conduct due diligence on Newcrest in the form of a detailed management presentation by Newcrest to Pretivm and an “underwriter-type” due diligence session.

On October 30, 2021, the Special Committee and the Board met throughout the day to consider the Improved 2021 Proposal with SE, Blakes, Citi and BMO, as applicable. Management presented to the Special Committee and the Board regarding its ongoing discussion with potential strategic counterparties that were party to confidentiality agreements with the Company, and each of the Special Committee and the Board engaged in lengthy discussions of the Improved 2021 Proposal. BMO presented to the Special Committee and the Board regarding its financial analysis of the Improved 2021 Proposal, including a comparison of the consideration offered pursuant to the 2021 Proposal and the Improved 2021 Proposal. Following these presentations and the Special Committee’s deliberations and guidance, the Board instructed Mr. Perron to negotiate certain terms of the Improved 2021 Proposal. Mr. Perron then proceeded to call Mr. Biswas to discuss and negotiate certain terms of the Improved 2021 Proposal. Mr. Perron and Mr. Biswas agreed in principle upon certain aspects of Newcrest’s proposal on this call, including increasing the consideration per Pretivm Share to $18.50, an option for Shareholders to select all cash or all share considerations subject to pro-ration with a maximum 50% paid in cash and 50% paid in Newcrest Shares, a break-fee for the transaction of 3.5% of the overall transaction price, the exclusivity provision and for the parties to engage in further discussions regarding Newcrest’s intentions regarding Pretivm and its employees. Thereafter, Mr. Perron provided an update to the Special Committee regarding the telephone conversation with Mr. Biswas. Following a discussion of the Special Committee with its legal and financial advisors, the Special Committee determined that the Board should meet the following day to determine whether Pretivm should agree to enter into exclusive negotiations with Newcrest for a period of 14 days on the basis of the revised proposal from Newcrest, to allow for the negotiation of definitive transaction documentation with Newcrest. Following the conclusion of the Special Committee meeting, management of Pretivm and Newcrest exchanged drafts of the revised Improved 2021 Proposal based on the discussion between Mr. Perron and Mr. Biswas earlier in the day (“2021 Final Proposal”). The 2021 Final Proposal reflected a significant increase in the aggregate consideration value that Newcrest offered to pay to acquire all of the issued and outstanding Pretivm Shares as compared to the 2021 Proposal.

On October 30, 2021, Mr. Perron informed the management of Party A that Pretivm would cease to engage in further discussions with Party A regarding a potential business combination with Party A.

On October 31, 2021 the Board met with Blakes, Paul Weiss, SE, BMO and Citi to consider and evaluate the 2021 Final Proposal. Mr. Perron summarized the 2021 Final Proposal to the Board, noting the changes that had been made to the Improved 2021 Proposal since the Board had met the previous day arising from Pretivm’s discussions with Newcrest. BMO then presented to the Board regarding its financial analysis of the 2021 Final Proposal, with reference to Newcrest’s prior proposals. Following a discussion amongst the Board members of the 2021 Final Proposal, including an evaluation of the strategic alternatives available to Pretivm (including Pretivm’s stand-alone business plan), the exclusivity terms proposed by Newcrest and the likelihood of concluding a transaction with Newcrest, the Board resolved to approve entry into exclusive negotiations with Newcrest for a 14-day period in an effort to enter into a definitive arrangement agreement in respect of the 2021 Final Proposal.

Commencing on November 1, 2021, Newcrest and Pretivm, and their respective legal advisors, proceeded to negotiate the Arrangement Agreement with a view to executing the Arrangement Agreement and the related documentation as soon as possible. Pretivm and its advisors also conducted due diligence on Newcrest by way of a management presentation by Newcrest to Pretivm and an “underwriter-style” due diligence session during which Pretivm and its advisors asked questions of Newcrest’s management team.

On November 2, 2021, the Special Committee met with management, SE, Citi and Blakes. Management and Blakes provided an update on the progress of negotiations with Newcrest since the Special Committee’s prior meeting on October 30, 2021. Management and the Special Committee discussed the timeline for the proposed announcement of the Arrangement, including the parties’ communication plans with respect to the announcement of the Arrangement.

On November 4, 2021, the Board met with management, Blakes and SE to receive an update on the progress of negotiations with Newcrest. Management and Blakes reviewed the progress made in negotiating the Arrangement Agreement and the related documentation.

On November 5, 2021, the Special Committee met with management, SE, Citi and Blakes. Management and Blakes provided an update on the progress of negotiations with Newcrest since the Special Committee’s prior meeting on November 2, 2021, noting specifically for the Special Committee the material changes to the Arrangement Agreement that had been negotiated since the prior Special Committee meeting and describing the material issues remaining under discussion between Pretivm and Newcrest. Following this update, Citi reviewed, on a preliminary basis, financial aspects of the Arrangement.

Between November 5 and November 8, 2021, the Pretivm and Newcrest transaction teams, together with their respective financial and legal advisors, worked to finalize the proposed terms of the Arrangement Agreement and advanced the ancillary documents with a view to completing the negotiations and, if desirable, seeking final approvals from the respective boards of directors of Newcrest and Pretivm. Over the course of this period, various drafts of the Arrangement Agreement were exchanged between the parties.

On November 7, 2021, each of the Special Committee and the Board met with management, SE, Citi, BMO, Blakes and Paul Weiss. Management and Blakes presented on the status of the Arrangement Agreement and the related transaction documents, and provided the Special Committee and the Board with a detailed review of the remaining issues to be resolved regarding the Arrangement Agreement. Following the review of the Arrangement Agreement, BMO and Citi each separately reviewed its preliminary financial analysis of the consideration proposed to be provided in the Arrangement. At the in-camera session following the Board meeting, the independent members of the Board discussed, without management present, the Arrangement Agreement with Blakes, Paul Weiss and SE. Also on November 7, 2021, Citi formally provided to the Special Committee certain information indicating that Citi had no material relationships during the preceding two-year period with Pretivm or Newcrest.

On November 8, 2021, the Special Committee met with management, SE, Citi, BMO, Blakes and Paul Weiss. Management began by presenting to the Special Committee on the status of the Arrangement Agreement and other Arrangement-related documentation, noting that there had not been substantive changes to the Arrangement Agreement and the related documents since the Board and Special Committee reviewed these documents the prior day. Citi then reviewed with the Special Committee its financial analysis of the Consideration provided for in the Arrangement. Following a discussion of the Arrangement with the Special Committee and at the Special Committee’s request, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated November 8, 2021, to the Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Consideration (as set forth in such opinion) provided for pursuant to the Arrangement Agreement was fair, from a financial point of view, to holders of Pretivm Shares (other than Newcrest, Acquireco and their respective affiliates). SE then reviewed for the Special Committee its fiduciary duties and the process that the Special Committee had followed to date. Following this review and a discussion of the terms and conditions, and benefits and risks, of the Arrangement, the Special Committee determined that the Arrangement is in the best interest of Pretivm, is fair to Shareholders (other than the Purchaser and its affiliates) and is fair and reasonable to stakeholders whose rights are affected by the Arrangement, and unanimously recommended to the Board that it authorize and approve Pretivm entering into the Arrangement Agreement and the performance of its obligations thereunder and recommend to Shareholders and Optionholders that they vote in favour of the Arrangement Resolution.

Following the Special Committee meeting, the Board met with management, Blakes, Paul Weiss, Citi, BMO and SE. Management began by presenting to the Board on the status of the Arrangement Agreement and other Arrangement-related documentation, describing the changes to the Arrangement Agreement and the related documents since the Board reviewed these documents the prior day. BMO then presented its review of the Arrangement and its evaluation of the fairness, from a financial point of view, of the Consideration to Shareholders (other than Newcrest, Acquireco and their affiliates). Following a discussion of the Arrangement with the Board, BMO provided its opinion, to be confirmed subsequently in writing, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications and limitations to be set out in its confirmatory written opinion, the Consideration to be received by Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Shareholders (other than Newcrest, Acquireco and their affiliates). At the Special Committee’s request, Citi then reviewed with the Board its financial analysis of the Consideration provided for in the Arrangement as reviewed with the Special Committee and rendered the same oral opinion, confirmed by delivery of a written opinion dated November 8, 2021, to the Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Consideration (as set forth in such opinion) provided for pursuant to the Arrangement Agreement was fair, from a financial point of view, to holders of Pretivm Shares (other than Newcrest, Acquireco and their respective affiliates). At the request of the Board, Blakes reviewed for the Board certain matters with respect to the Arrangement Agreement. Mr. O’Brien, as Chair of the Special Committee, then informed the Board of the Special Committee’s recommendations regarding the Arrangement, namely the Special Committee’s recommendation that the Board authorize and approve Pretivm entering into the Arrangement Agreement and the performance of its obligations thereunder and recommend to Shareholders and Optionholders that they vote in favour of the Arrangement Resolution. After careful consideration of such matters as the Board considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement”, and taking into account the best interests of Pretivm, and after evaluating the Arrangement with management and Pretivm’s legal and financial advisors, including receipt of the BMO Opinion and the Citi Opinion, and upon the unanimous recommendation of the Special Committee, the Board unanimously determined the Arrangement is in the best interest of Pretivm and is fair to Shareholders (other than the Purchaser and its affiliates) and that it is advisable and in the best interest of Pretivm to approve the entering into, execution and delivery of the Arrangement Agreement and the performance of Pretivm’s obligations thereunder. In unanimously approving the Arrangement, the Board resolved that Pretivm recommend to Shareholders and Optionholders that they vote in favour of the Arrangement Resolution.

Pretivm and Newcrest executed the Arrangement Agreement and announced the Arrangement promptly following the Board meeting on November 8, 2021.

Recommendation of the Board and the Special Committee

The Special Committee has advised the Board that, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement”, including, among other things, (i) the terms and conditions of the Arrangement Agreement, (ii) the benefits and risks associated with the Arrangement, (iii) other strategic alternatives and options available to the Company, including Pretivm’s stand-alone business plan, (iv) its evaluation of the Arrangement with management and the Special Committee’s legal and financial advisors, including receipt of the Citi Opinion, and (v) the impact of the Arrangement on other stakeholders of the Company, the Special Committee has unanimously determined that the Arrangement is in the best interests of Pretivm, is fair to the Shareholders (other than the Purchaser and its affiliates) and is fair and reasonable to stakeholders whose rights are affected by the Arrangement, and has unanimously recommended to the Board that it authorize and approve the Company’s entrance into the Arrangement Agreement and the performance of its obligations thereunder and recommend that Securityholders vote FOR the Arrangement Resolution.

The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement”, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of Pretivm, and after evaluating the Arrangement with management and its legal and financial advisors, including receipt of the BMO Opinion and the Citi Opinion, and upon the unanimous recommendation of the Special Committee, the Board has unanimously determined the Arrangement is in the best interests of Pretivm and is fair to Shareholders (other than the Purchaser and its affiliates) and that it is advisable and in the best interests of Pretivm to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder and certain related matters, and has unanimously approved the Arrangement. Accordingly, the Board unanimously recommends that Shareholders and Optionholders vote FOR the Arrangement Resolution. Each director and senior officer of the Company intends to vote any and all of his or her Pretivm Shares and Pretivm Options FOR the Arrangement Resolution.

The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the Board members of the business, financial condition and prospects of the Company.

Reasons for the Arrangement

In evaluating and unanimously approving the Arrangement, the Special Committee and the Board gave careful consideration to the current position and condition and the expected and potential future position and condition of the business of the Company, and all terms of the Arrangement Agreement, including the conditions precedent, representations and warranties and deal protection provisions. The Special Committee and the Board considered a number of factors including, among others, the following:

●	Significant Premium to Pretivm Shareholders – The Consideration represents a premium of 23% and 29% to the closing price and the 20-day VWAP, respectively, of Pretivm’s shares on the TSX as at November 8, 2021. The total equity value pursuant to the Arrangement is approximately $3.5 billion on a fully diluted basis.

●	Optionality for Pretivm Shareholders – The Shareholders have the option to receive either (a) $18.50 in cash for each Pretivm Share held or (b) 0.8084 of a Newcrest Share for each Pretivm Share held, subject to pro-ration.

●	Ability to Participate in Future Potential Growth of Combined Entity – By having the ability to elect to receive Newcrest Shares under the Arrangement, Shareholders will have an opportunity to retain exposure to Brucejack, including discoveries in and around Brucejack such as the Golden Marmot Zone, while gaining exposure to Newcrest’s diversified portfolio of high-quality, long life, tier one assets. Moreover, Newcrest has the financial means and the technical capacity to maximize the long-term potential of the Brucejack Mine and the district scale opportunities in the surrounding Brucejack property.

●	Ability to Hold Enhanced Position in a Highly Prospective Gold and Copper Region – Shareholders who elect to receive Newcrest Shares will have exposure to six tier one orebodies and a portfolio of organic growth options. The combination of Newcrest and Pretivm will create the leading gold miner in British Columbia’s Golden Triangle, operating both the Brucejack and Red Chris mines. The concurrent operation of both Brucejack and Red Chris mines will provide enhanced opportunities for both workforces, which is expected to improve employee attraction and retention, allow for aligned and optimal engagement with the First Nations and the broader community, and will provide the foundation of ongoing future investment in the region.

●	Complementary Company Cultures and ESG Focus – The Combined Company is positioned to be a leader in ESG initiatives in British Columbia. Newcrest and Pretivm have complementary corporate cultures and values, with a focus on safety, employee development and ESG. Newcrest is a respected partner of the First Nations in northwest British Columbia. Pretivm employees, First Nations partners and community partners will be very well positioned to succeed and develop under Newcrest’s world-class stewardship.

●	Business and Industry Risks – The business, operations, assets, financial condition, operating results and prospects of Pretivm are subject to significant uncertainty, including (but not limited to) risks associated with Pretivm’s dependency on the Brucejack mine, its only material property, for its future operating revenue, permitting and regulatory approvals, exploration and development risks and commodity price and inflation risks. The Board concluded that the Consideration under the Arrangement is more favourable to Shareholders than continuing with Pretivm’s current business plan, including the inherent risks associated with ownership of a single-asset mining company, after taking into account the potential for such business plan to generate value for Shareholders through the continued operation of Brucejack and the continued exploration and potential development of Pretivm’s exploration assets.

●	Robust and Supervised Negotiation Process – The Arrangement is the result of a robust negotiation process that was undertaken under the supervision of the Special Committee, which was comprised entirely of independent directors, and which received advice from Citi and independent legal counsel throughout the process.

●	BMO Opinion – The receipt by the Board of the BMO Opinion, which concludes that, as of the date of such opinion, subject to and based on the considerations, assumptions and limitations described therein, the Consideration is fair, from a financial point of view, to the Shareholders (other than Newcrest, Acquireco and their respective affiliates). See “The Arrangement – Opinions of Financial Advisors - BMO Opinion” in this Circular. The Board considered the fact that BMO was not providing as of the date of BMO’s opinion, and had not, during the preceding two-year period, except in connection with the Arrangement and BMO Financial Group, an affiliate of BMO, acting as lender in the Company’s credit facility, provided, investment banking, commercial banking or other similar financial services to Pretivm.

●	Citi Opinion – The receipt by the Board and the Special Committee of, and the conclusion contained in, the opinion, dated November 8, 2021, of Citi to the Board and the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, to holders of Pretivm Shares (other than Newcrest, Acquireco and their respective affiliates) of the Consideration (as set forth in such opinion) provided for pursuant to the Arrangement Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described under “The Arrangement – Opinions of Financial Advisors – Opinion of Citigroup Global Markets Inc.” in this Circular. The Special Committee considered the fixed fee payable to Citi for its services in connection with its opinion and that Citi was not providing as of the date of Citi’s opinion, and had not during the preceding two- year period provided, investment banking, commercial banking or other similar financial services to Pretivm unrelated to the Arrangement or to Newcrest.

●	Ability to Respond to Unsolicited Superior Proposals – Subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that, having regard to all of its terms and conditions, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal. The amount of the Termination Payment payable in certain circumstances, being C$125,000,000, is within the range of termination fees that are considered reasonable for transactions of this size and nature and would not, in the view of the Board preclude a third party from potentially making a Superior Proposal.

●	Fairness of the Conditions – The Arrangement Agreement provides for certain conditions to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Board.

●	Securityholder and Court Approval – The Arrangement is subject to the following Securityholder and Court approvals, which protect Pretivm Shareholders:

●	The Arrangement Resolution requires approval of at least 66 2/3% of the votes cast by: (i) the Shareholders; and (ii) the Optionholders, voting together as a single class, present virtually or by proxy at the Meeting; and

●	The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Shareholders, Optionholders and other affected Persons.

●	Key Regulatory Approvals – The completion of the Arrangement is subject to the Company obtaining Key Regulatory Approvals, including the Competition Act Approval (obtained on December 2, 2021), the Investment Canada Act Approval and the PRC Competition Clearance.

●	Support of Directors and Officers – Directors and officers of Pretivm have entered into the Voting and Support Agreements pursuant to which, and subject to the terms thereof, they have agreed, among other things, to vote their Pretivm Shares and Pretivm Options in favour of the Arrangement Resolution.

●	Dissent Rights – The terms of the Plan of Arrangement provide that Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Pretivm Shares (as described in the Plan of Arrangement).

The Special Committee and the Board also considered a number of potential issues and risks related to the Arrangement and the Arrangement Agreement, including, among others:

●	the risks to Pretivm and its Shareholders if the Arrangement is not completed, including the costs to Pretivm in pursuing the Arrangement and the diversion of Pretivm’s management from the conduct of Pretivm’s business in the ordinary course;

●	the risks to Pretivm and its Shareholders of continuing to pursue Pretivm’s stand-alone business strategy, including continued exposure to the inherent risks related to a single-asset mining company;

●	the terms of the Arrangement Agreement in respect of restricting Pretivm from soliciting third parties to make an Acquisition Proposal and the specific requirements regarding what constitutes a Superior Proposal;

●	the terms of the Arrangement Agreement that require Pretivm to conduct its business in the ordinary course and prevent Pretivm from taking certain specified actions, which may delay or prevent Pretivm from taking certain actions to advance its business pending consummation of the Arrangement;

●	the fact that, following the Arrangement, Pretivm will no longer exist as an independent public company and the Pretivm Shares will be delisted from the TSX and the NYSE;

●	the Termination Payment payable to Newcrest in certain circumstances, including if Pretivm enters into an agreement in respect of a Superior Proposal to acquire Pretivm;

●	the conditions to Newcrest’s obligations to complete the Arrangement; and

●	the right of Newcrest to terminate the Arrangement Agreement under certain circumstances.

The above discussion of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but is believed by the Special Committee and the Board to include the material factors considered by the Special Committee and the Board in their assessment of the Arrangement. In view of the wide variety of factors considered by the Special Committee and the Board in connection with their assessment of the Arrangement and the complexity of such matters, neither the Special Committee nor the Board considered it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Special Committee and/or the Board may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Special Committee and the Board.

The Board’s reasons for recommending the Arrangement include certain assumptions relating to forward- looking information and such information and assumptions are subject to various risks. This information should be read in light of the factors described under the section entitled “Forward-Looking Statements” and under the heading “Risk Factors - Risks Related to the Arrangement”.

Opinions of Financial Advisors

Opinion of Citigroup Global Markets Inc.

The Special Committee engaged Citi to evaluate the fairness, from a financial point of view, of the Consideration provided for pursuant to the Arrangement Agreement. On November 8, 2021, at a meeting of the Special Committee held to evaluate the proposed Arrangement, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated November 8, 2021, to the Board and the Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Consideration (as set forth in such opinion) provided for pursuant to the Arrangement Agreement was fair, from a financial point of view, to holders of Pretivm Shares (other than Newcrest, Acquireco and their respective affiliates).

The full text of Citi’s written opinion, dated November 8, 2021, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken and summarizes the material financial analyses reviewed with the Board and the Special Committee and certain additional information considered by Citi in connection with such opinion is attached as Appendix F to this Circular. Citi’s opinion was provided solely for the information of the Board and the Special Committee (solely in their capacities as such), and was only one of many factors considered by the Board and the Special Committee in connection with their evaluation of the Arrangement. Citi’s opinion does not address any terms, aspects or implications of the Arrangement other than the fairness, from a financial point of view, to holders of Pretivm Shares (other than Newcrest, Acquireco and their respective affiliates) of the Consideration provided for pursuant to the Arrangement Agreement. Citi’s opinion may not be relied upon by any third party or used for any other purpose. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Pretivm to effect or enter into the Arrangement, the relative merits of the Arrangement as compared to any alternative business strategies that might exist for Pretivm or the effect of any other transaction which Pretivm might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation as to any election that a securityholder might make or how the Board, the Special Committee or any securityholder should vote or act on any matters relating to the proposed Arrangement, or otherwise.

This summary of Citi’s opinion, which securityholders are encouraged to read in its entirety, is qualified in its entirety by the full text of Citi’s opinion attached as Appendix F to this Circular.

The Special Committee initially contacted Citi regarding a potential financial advisory engagement on October 27, 2021 and formally engaged Citi effective as of October 29, 2021. Citi has acted as financial advisor to the Special Committee in connection with the proposed Arrangement with respect to Citi’s opinion and will receive an aggregate fixed fee for such services, of which a portion was payable upon execution of the Agreement and a portion was payable upon the delivery of Citi’s opinion. In addition, Pretivm has agreed to reimburse Citi for Citi’s expenses and to indemnify Citi against certain liabilities, including liabilities under federal securities laws, arising from Citi’s engagement.

As the Special Committee was aware, although Citi and its affiliates currently are not providing, and during the two-year period prior to the date of Citi’s opinion, have not provided, investment banking, commercial banking or other similar financial services to Pretivm unrelated to the proposed Arrangement or to Newcrest for which Citi and its affiliates have received compensation, Citi and its affiliates may in the future provide services to Pretivm, Newcrest and/or their respective affiliates, for which services Citi and its affiliates would expect to receive compensation. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities or financial instruments (including loans and other obligations) of Pretivm, Newcrest and/or their respective affiliates for Citi’s own account or for the account of its customers and, accordingly, may at any time hold a long or short position or otherwise effect transactions in such securities or financial instruments. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Pretivm, Newcrest and/or their respective affiliates.

BMO Opinion

In connection with the evaluation of the Arrangement by the Board, the Board received the BMO Opinion from BMO that, as of November 8, 2021 and subject to the assumptions, limitations and qualifications contained in the BMO Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view to the Shareholders (other than Newcrest, Acquireco and their respective affiliates). The BMO Opinion was only one of many factors considered by the Board in evaluating the Arrangement.

The full text of the written BMO Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken by BMO in connection with the BMO Opinion is attached as Appendix E to this Circular. BMO provided the BMO Opinion exclusively for the use of the Board in connection with its consideration of the Arrangement. The BMO Opinion may not be reproduced, disseminated, quoted from or referred to by any other person without the prior written consent of BMO, which consent has been obtained for the purposes of the BMO Opinion’s inclusion in this Circular. The BMO Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement or as advice as to the price at which the securities of Pretivm may trade at any time. The BMO Opinion was one of a number of factors taken into consideration by the Board in making its unanimous determination that the Arrangement is in the best interests of the Company and is fair to the Shareholders (other than Newcrest, Acquireco and their respective affiliates) and to recommend that Shareholders and Optionholders vote in favour of the Arrangement Resolution.

Shareholders and Optionholders are urged to read the BMO Opinion in its entirety. This summary of the BMO Opinion is qualified in its entirety by the full text of the BMO Opinion attached as Appendix E to this Circular.

BMO was engaged by the Company as a financial advisor to Pretivm pursuant to an engagement agreement dated April 15, 2020 and effective as of January 27, 2020. Pursuant to the engagement agreement between Pretivm and BMO, BMO agreed to provide, among other things, certain financial advisory and investment banking services and, if requested, to deliver to the Board an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement. Pursuant to the terms of the engagement agreement with BMO, Pretivm is obligated to pay BMO certain fees for its services, a portion of which was payable upon delivery of the BMO Opinion to the Board (which portion was not contingent upon completion of the Arrangement), and a substantial portion of which is contingent on completion of the Arrangement. Pretivm has also agreed to reimburse BMO for its reasonable expenses and to indemnify BMO and certain related parties for certain liabilities and other items arising out of or related to the engagement of BMO.

Neither BMO, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of Pretivm, Newcrest, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to Pretivm and the Board of Directors in connection with the Arrangement and (ii) BMO Financial Group, an affiliate of BMO, acting as lender in Pretivm’s credit facility.

There are no understandings, agreements or commitments between BMO and any of the Interested Parties with respect to future business dealings. BMO may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO and certain of its affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO or such affiliates received or may receive compensation. As investment dealers, BMO and certain of its affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal, of which BMO is a wholly-owned subsidiary, or one or more affiliates of Bank of Montreal, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

At the meetings of the Board on November 8, 2021, BMO delivered an oral opinion, subsequently confirmed in writing by the BMO Opinion, that as of November 8, 2021, and subject to the assumption and limitations and qualifications contained in the BMO Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders (other than Newcrest, Acquireco and their respective affiliates).

Voting and Support Agreements

The Locked-up Shareholders have entered into the Voting and Support Agreements with Newcrest and Acquireco pursuant to which they have agreed to vote in favour of the Arrangement Resolution. As of the date hereof, the Locked-up Shareholders hold a total of 90,376 Pretivm Shares, representing approximately 0.1% of the outstanding Pretivm Shares and a total of 251,500 Pretivm Options, representing approximately 63.8% of the outstanding Pretivm Options, for a total of approximately 0.2% of the Company’s outstanding Pretivm Shares and Pretivm Options that will have voting rights at the Meeting.

The Locked-up Shareholders have agreed, subject to the terms of the Voting and Support Agreements, among other things: (i) at a meeting of Securityholders of the Company called to vote upon the Arrangement to vote any Pretivm Shares and Pretivm Options in favour of the Arrangement Resolution, the Arrangement and any matter necessary for the consummation of the Arrangement, and against any Acquisition Proposal and any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement; (ii) not to tender any Pretivm Shares or Pretivm Options to any Acquisition Proposal or other take-over bid or similar transaction that is reasonably likely to in any manner delay, hinder, prevent, frustrate, interfere with or challenge the Arrangement; (iii) not to sell or transfer any of their Pretivm Shares or Pretivm Options, directly or indirectly, or any interest therein or grant any proxies, power of attorney or any voting arrangement for their Pretivm Shares or Pretivm Options other than pursuant to the Arrangement; and (iv) not to requisition or join in the requisition of any meeting of Pretivm Shareholders for the purpose of considering any resolution which may reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement. The Voting and Support Agreement does not bind a Locked-up Shareholder in his or her capacity as a director or officer of the Company or limit or restrict a Locked-up Shareholder from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

The Voting and Support Agreements will automatically terminate on the earlier of (a) mutual consent in writing of the Purchaser, Acquireco and the Locked-up Shareholder, (b) if (i) any of the representations and warranties of the Locked-up Shareholder in the Voting and Support Agreement are not true and correct in all material respects or (ii) the Locked-up Shareholder has not complied with his or her covenants contained in the Voting and Support Agreement in all material respects, (c) if any of the representations and warranties of Newcrest or Acquireco in the Voting and Support Agreement is not true and correct in all material respects, (d) the Effective Time, or (e) the termination of the Arrangement Agreement in accordance with its terms.

Interests of Certain Persons in the Arrangement

In considering the Arrangement and the recommendation of the Board with respect to the Arrangement, Shareholders and Optionholders should be aware that certain directors and senior officers of the Company have certain interests that are, or may be, different from, or in addition to, the interests of other Shareholders and Optionholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with the other matters described above in “The Arrangement – Reasons for the Arrangement”. These interests include those described below.

Voting Securities Held By Directors and Senior Officers of the Company

The table below sets out, for each director and senior officer of the Company, the number of Pretivm Shares and Pretivm Options beneficially owned or controlled or directed by each of them and their Associates and affiliates that will be entitled to be voted at the Meeting, as of December 8, 2021.

Name and Position with the Company	Pretivm Options and % of Voting Class(1)	Number of Pretivm Shares and % of Voting Class(1)(2)
JACQUES PERRON President, CEO & Director	Nil	5,000 (0.0%)
PATRICK GODIN Vice President & Chief Operating Officer	Nil	Nil
MATTHEW QUINLAN Vice President & Chief Financial Officer	Nil	Nil
RICHARD O’BRIEN Board Chair	Nil	12,000 (0.0%)
GEORGE PASPALAS Director	Nil	44,275 (0.0%)
DAVID SMITH Director	100,000(0.1%)	28,601 (0.0%)
FAHEEM TEJANI Director	Nil	Nil
JEANE HULL Director	Nil	500 (0.0%)
THOMAS PEREGOODOFF Director	Nil	Nil
MARYSE SAINT-LAURENT Director	Nil	Nil
TOTAL	100,000 (0.1%)	90,376 (0.0%)

Notes:

(1)	Represents the percentage of votes held taking into account the votes attached to Pretivm Shares and Pretivm Options as of the Record Date.

(2)	Totals rounded to nearest tenth of a percent.

Pretivm Shares

As of December 8, 2021, the directors and senior officers of the Company beneficially own, control or direct, directly or indirectly, an aggregate of 90,376 Pretivm Shares that will be entitled to be voted at the Meeting, representing less than 0.1% of the issued and outstanding Pretivm Shares as of the Record Date. Pursuant to the Voting and Support Agreements, the directors and senior officers of the Company agreed with the Purchaser to vote or cause to be voted such Pretivm Shares in favour of the Arrangement Resolution.

All of the Pretivm Shares owned or controlled by such directors and senior officers of the Company will be treated in the same manner under the Arrangement as Pretivm Shares held by any other Shareholder. If the Arrangement is completed, the directors and senior officers of the Company will receive, as a group, in exchange for such Pretivm Shares, up to an aggregate of $1,671,956 or approximately 73,060 Newcrest Shares.

Pretivm Options

As of December 8, 2021, the directors and senior officers of the Company hold Pretivm Options exercisable for an aggregate of 100,000 Pretivm Shares that will be entitled to be voted at the Meeting on the Arrangement Resolution. These Pretivm Options have an exercise price of $13.17 per Pretivm Share. When these Pretivm Options are added to the 90,376 Pretivm Shares discussed above, directors and senior officers of the Company will have 190,376 votes on the Securityholders’ vote to approve the Arrangement, representing approximately 0.1% of total possible votes in respect of outstanding Pretivm Shares and Pretivm Options as of the Record Date.

On the Effective Date of the Arrangement, Newcrest will cause the consideration, net of withholding Taxes (if applicable), that such holders are entitled to receive under the Arrangement to be paid to holders of Pretivm Options. Holders of Pretivm Options will receive a cash payment equal to the amount, if any, by which the All Cash Consideration in respect of each Pretivm Share exceeds the exercise price of such Pretivm Option. Such payments will be made: (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or similar means, delivered to such holders, as reflected on the register maintained by the Company, as applicable.

If the Arrangement is completed, the directors and senior officers of the Company are expected to receive, in exchange for Pretivm Options outstanding at the Effective Time and prior to the deduction of applicable withholding Taxes, approximately $533,000 as follows:

Name	Cash Consideration Payable in Exchange for Pretivm Option
DAVID SMITH Director	$533,000

Pretivm RSUs, PSUs and DSUs

As of December 8, 2021, the directors and senior officers of the Company hold 136,806 Pretivm RSUs, 238,868 Pretivm PSUs and 305,454 Pretivm DSUs (excluding Pretivm DSUs held by a former director). In addition, on December 31, 2021, the directors of the Company will receive Pretivm DSUs representing the final quarterly installment of the annual grant of Pretivm DSUs for 2021. Further, certain directors that have elected to receive their annual retainer in the form of Pretivm DSUs, will be issued Pretivm DSUs as payment for the final quarterly installment of the directors’ annual retainer for 2021. Assuming that all such Pretivm DSUs are issued based on a Pretivm Share price of $18.50, it is anticipated that a total of approximately 20,810 of these Pretivm DSUs will be issued on December 31, 2021.

On the Effective Date of the Arrangement, Acquireco, Newcrest’s indirect wholly-owned subsidiary, will cause the consideration, net of withholding Taxes (if applicable), that such holders are entitled to receive under the Arrangement to be paid to holders of Pretivm DSUs, Pretivm PSUs and Pretivm RSUs. Such payment will be made: (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or similar means, delivered to such holders, as reflected on the register maintained by the Company, as applicable.

If the Arrangement is completed, the directors and senior officers of the Company are expected to receive, in exchange for Pretivm RSUs, Pretivm PSUs and Pretivm DSUs outstanding at the Effective Time and prior to the deduction of applicable withholdings, approximately $18,313,057.50, as set out in the table below. This amount includes the Pretivm DSUs that are anticipated to be issued to the directors of the Company on December 31, 2021 as well as payment in settlement of 49,095 Pretivm DSUs held by a former director.

Name	Cash Consideration Payable in Exchange for Pretivm RSUs, Pretivm PSUs and Pretivm DSUs
JACQUES PERRON	$7,498,975.00
PATRICK GODIN	$2,190,381.50
MATTHEW QUINLAN	$1,679,670.50
RICHARD O’BRIEN	$1,104,246.50
GEORGE PASPALAS	$827,153.50
DAVID SMITH	$825,988.00
FAHEEM TEJANI	$1,525,140.00
JEANE HULL	$775,908.50
THOMAS PEREGOODOFF	$479,612.50
MARYSE SAINT-LAURENT	$497,724.00
FORMER DIRECTOR	$908,257.50

In addition to the above, at the Effective Time, the directors of the Company will each receive a cash payment in lieu of the annual award of Pretivm DSUs for 2022, which amount will equal the value of the annual award of Pretivm DSUs for 2022, pro-rated for the period from January 1, 2022 to the Effective Date. The value of the annual award of Pretivm DSUs for 2022 remains unchanged from 2020 and 2021, being $150,000 for the Board Chair and $140,000 for each other non-employee Director.

Further, and in addition to the above, at the Effective Time, the senior officers of the Company will each receive a cash payment in lieu of their respective annual long-term incentive plan (“LTIP”) award for 2022, which payment will equal one-third of the value of the respective annual LTIP award for 2022, pro-rated for the period from January 1, 2022 to the Effective Date, as summarized below:

Name	Base Salary	2022 LTIP Award	One-Third of 2022 LTIP Award (prior to pro-ration)
JACQUES PERRON	$790,250	$1,738,550 (220% of Base Salary)	$579,516.67
PATRICK GODIN	$500,000	$700,000 (140% of Base Salary)	$233,333.33
MATTHEW QUINLAN	$425,000	$595,000 (140% of Base Salary)	$198,333.33

Employment Agreements and Compensation Bonus

The Company has entered into employment and services agreements (“Employment and Services Agreements”) with the following senior officers of the Company which provide that, if there is a “change of control” (as that term is defined in the Employment and Services Agreement) of the Company and the senior officer is terminated without cause or for “Good Reason” (as that term is defined in the Employment and Services Agreement), within 12 months following the “change of control” the senior officer would be entitled to receive the following respective amounts:

●	Jacques Perron, President & CEO – an amount equal to the sum of (i) 24 months of current base salary; (ii) a prorated annual target bonus; (iii) two (2) times the average annual bonus paid or awarded to Mr. Perron in respect of the three years preceding the year in which the termination occurs, it being understood that (x) if such termination occurs within the first two years of Mr. Perron’s Employment and Services Agreement dated April 27, 2020, the average annual bonus calculation will use the annual target bonus of 100% of Mr. Perron’s base salary, and (y) if such termination occurs in the third calendar year, the average annual bonus calculation will be based on the average of the annual bonus payments of the previous two years and the annual target bonus of 100% of Mr. Perron’s base salary for the third calendar year; and (iv) certain other benefits, including the payment of accrued vacation owing to the date of termination, a relocation allowance (if applicable) of up to $100,000, reimbursement of expenses to the date of termination and the continuation of all employment related benefits until the earlier of two years of the termination date or the date on which the executive secures comparable benefit coverage through alternate employment. For the purposes of the calculation for item (iii) above, any pro-rated bonus awarded for the 2020 year will be increased as if Mr. Perron had been employed for the entire 2020 year. In addition, Pretivm agreed to make Mr. Perron whole for any negative economic impact to him resulting from the Arrangement and the related application of Section 4999 of the U.S. Tax Code, and to also cover the costs of preparing Mr. Perron’s U.S. and Canadian tax returns for the year in which his employment is terminated.

●	Patrick Godin, Vice President & COO – an amount equal to the sum of (i) 24 months of current base salary; (ii) a prorated annual target bonus; (iii) two times the average annual bonus paid or awarded to Mr. Godin in respect of the three years preceding the year in which the termination occurs, it being understood that (x) if such termination occurs within the first two years of Mr. Godin’s Employment and Services Agreement dated July 3, 2020, the average annual bonus calculation will use the annual target bonus of 85% of Mr. Godin’s base salary, and (y) if such termination occurs in the third calendar year, the average annual bonus calculation will be based on the average of the annual bonus payments of the previous two years and the annual target bonus of 85% of Mr. Godin’s base salary for the third calendar year; and (iv) certain other benefits, including the payment of accrued vacation owing to the date of termination, reimbursement of expenses to the date of termination and the continuation of all employment related benefits until the earlier of two years of the termination date or the date on which the executive secures comparable benefit coverage through alternate employment. For the purposes of the calculation for item (iii) above, any pro-rated bonus awarded for the 2020 year will be increased as if Mr. Godin had been employed for the entire 2020 year.

●	Matthew Quinlan, Vice President & CFO – an amount equal to the sum of (i) 24 months of current base salary; (ii) a prorated annual target bonus; (iii) two times the average annual bonus paid or awarded to Mr. Quinlan in respect of the three years preceding the year in which the termination occurs, it being understood that (x) if such termination occurs within the first two years of Mr. Quinlan’s Employment and Services Agreement dated August 28, 2020, the average annual bonus calculation will use the annual target bonus of 85% of Mr. Quinlan’s base salary, and (y) if such termination occurs in the third calendar year, the average annual bonus calculation will be based on the average of the annual bonus payments of the previous two years and the annual target bonus of 85% of Mr. Quinlan’s base salary for the third calendar year; and (iv) certain other benefits, including the payment of accrued vacation owing to the date of termination, any annual bonus awarded for the year prior to the year of termination but not yet paid as of the date of termination, reimbursement of expenses to the date of termination and the continuation of all employment related benefits until the earlier of two years of the termination date or the date on which the executive secures comparable benefit coverage through alternate employment. For the purposes of the calculation for item (iii) above, any pro-rated bonus awarded for the 2020 year will be increased as if Mr. Quinlan had been employed for the entire 2020 year.

Pursuant to the Employment and Services Agreements, if the Arrangement is completed and the entitlements are triggered as described above following the completion of the Arrangement on the Effective Date, the above- mentioned senior officers would be entitled to collectively receive aggregate compensation of approximately $6,583,500, as follows:

Name	Potential Change of Control Payment(1)(2)(3)(4)
JACQUES PERRON	$3,161,000(5)(6)
PATRICK GODIN	$1,850,000
MATTHEW QUINLAN	$1,572,500

Notes

(1)	For greater certainty, excluding annual short-term incentive bonus payable for 2021 and base salary up to the date of termination, which are owing to the senior officers and will be paid in the ordinary course.

(2)	Excluding 2022 target bonus pro-rated up to the date of termination, accrued vacation owing to the date of termination and reimbursement of expenses to the date of termination, all of which are based on the executive’s termination date and/or are unknown as of the date of this Circular.

(3)	Excluding (i) amounts payable in connection with the settlement of Pretivm RSUs and Pretivm PSUs held by Messrs. Perron, Godin and Quinlan and (ii) amounts payable to Messrs. Perron, Godin and Quinlan in lieu of the annual LTIP awards for 2022, which amounts will equal one-third of the value of their respective annual LTIP award for 2022, pro-rated for the period from January 1, 2022 to the Effective Date, in each case as summarized in “-Pretivm RSUs, PSUs and DSUs” above.

(4)	In addition to the amounts set out in the table above, Messrs. Perron, Godin and Quinlan are each entitled to the continuation of all employment related benefits until the earlier of two years from the executive’s termination date or the date on which the executive secures comparable benefit coverage through alternate employment.

(5)	This amount excludes payment of up to $100,000 representing the relocation allowance that may be owing to Mr. Perron.

(6)	This amount excludes any amount payable to Mr. Perron by Pretivm to (i) cover the costs of preparing Mr. Perron’s U.S. and Canadian tax returns for the year in which his employment is terminated; and (ii) make Mr. Perron whole for any negative economic impact to him resulting from the Arrangement and the related application of Section 4999 of the U.S. Tax Code, which are based on various inputs, including the date of termination, and are not known as of the date of this Circular.

Insurance of Directors and Officers of the Company

The Arrangement Agreement provides that, prior to the Effective Time, Pretivm shall purchase customary “tail” policies of directors’ and officers’ liability, products and completed operations liability and employment practices liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by Pretivm which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Pretivm will, and will cause its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that Pretivm and its Subsidiaries shall not be required to pay any amounts in respect of such tail policy coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 350% of Pretivm’s current annual aggregate premium for policies currently maintained by Pretivm or its Subsidiaries. From and after the Effective Time, Pretivm or Newcrest, as applicable, has agreed pursuant to the Arrangement Agreement not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of Pretivm’s present and former directors and officers thereunder.

Effect and Details of the Arrangement

General

Pursuant to the Arrangement, all of the issued and outstanding Pretivm Shares (other than Pretivm Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right and Pretivm Shares held by the Purchaser, Acquireco or any of their respective affiliates) will be transferred to Acquireco in exchange for: (a) the All Cash Consideration, subject to pro-ration if the total amount of cash to be received by Shareholders that elected to receive the All Cash Consideration under the Arrangement exceeds the Maximum Cash Consideration; (b) the All Share Consideration, subject to pro-ration if the number of Newcrest Shares to be issued to Shareholders that elected to receive the All Share Consideration under the Arrangement exceeds the Maximum Share Consideration; or (c) the Default Consideration.

Pursuant to the Arrangement, each Pretivm Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be deemed unconditionally vested and exercisable and shall be cancelled in exchange for a cash payment equal to the amount, if any, by which the All Cash Consideration in respect of each Pretivm Share underlying each Pretivm Option exceeds the exercise price payable under such Pretivm Option by the holder thereof, less applicable withholding Taxes. For greater certainty, where such amount is zero or negative, no amount shall be payable in respect of such Pretivm Option.

Pursuant to the Arrangement, each Pretivm DSU, Pretivm PSU and Pretivm RSU outstanding immediately prior to the Effective Time (whether vested or unvested) will be deemed to be unconditionally vested (which shall include the full vesting of Pretivm PSUs on the basis that all performance criteria associated therewith had been achieved and a 200% performance multiplier was applicable to such vesting) and shall be cancelled in exchange for a cash payment equal to the All Cash Consideration for each Pretivm DSU, Pretivm PSU or Pretivm RSU, respectively.

If the Arrangement Resolution is passed by the Required Securityholder Approval, the Final Order is obtained, the Required Regulatory Approvals are obtained, every other requirement of the BCBCA relating to the Arrangement is complied with and all other conditions disclosed below under “The Arrangement Agreement — Conditions to Closing” are satisfied or waived, the Arrangement will become effective on the Effective Date.

On completion of the Arrangement, the Company will be a wholly-owned subsidiary of Acquireco.

Plan of Arrangement

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix B to this Circular.

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, five minutes apart, except where noted, without any further authorization, act or formality:

(a)	each Pretivm DSU, Pretivm PSU, and Pretivm RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Pretivm DSU Plan or Pretivm RSU Plan, respectively, shall be deemed to be unconditionally vested (which, for greater certainty, shall include the full vesting of Pretivm PSUs on the basis that all performance criteria associated therewith had been achieved and a 200% performance multiplier was applicable to such vesting), and such Pretivm DSU, Pretivm PSU, or Pretivm RSU, as the case may be, shall, without any further action by or on behalf of a holder of the Pretivm DSU, Pretivm PSU and Pretivm RSU , be deemed to be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the All Cash Consideration for each Pretivm DSU, Pretivm PSU, or Pretivm RSU, respectively and such Pretivm DSU, Pretivm PSU, or Pretivm RSU shall immediately be cancelled;

(b)	concurrently with the step described in item (a) above, (i) each holder of Pretivm DSUs, Pretivm PSUs, and Pretivm RSUs, respectively, shall cease to be a holder of such Pretivm DSUs, Pretivm PSUs, or Pretivm RSUs (ii) each such holder’s name shall be removed from each applicable register maintained by Company, (iii) the Pretivm DSU Plan and Pretivm RSU Plan and all agreements relating to the Pretivm DSUs, Pretivm PSUs, and Pretivm RSUs shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from the Company pursuant to the Plan of Arrangement, the consideration to which they are entitled to receive pursuant to item (a), above , at the time and in the manner specified therein;

(c)	each Pretivm Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Pretivm Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Pretivm Option shall, without any further action by or on behalf of a holder of Pretivm Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment equal to the amount (if any) by which the All Cash Consideration in respect of each Pretivm Share underlying each Pretivm Option exceeds the exercise price of such Pretivm Option and such Pretivm Option shall immediately be cancelled and, for greater certainty, where such amount is zero or negative, none of the Company, the Depositary, Newcrest nor Acquireco shall be obligated to pay the holder of such Pretivm Option any amount in respect of such Pretivm Option;

(d)	concurrently with the step described in item (c) above, (i) each holder of Pretivm Options shall cease to be a holder of such Pretivm Options (ii) each such holder’s name shall be removed from each applicable register maintained by Company, (iii) the Pretivm Option Plan and all agreements relating to the Pretivm Options shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from the amount held in escrow by the Depositary or the Company pursuant to the Plan of Arrangement, the consideration to which they are entitled to receive pursuant to item (c) above, at the time and in the manner specified therein;

(e)	the capital of the issued and outstanding shares of Pretivm Exploration is reduced to $1.00, without any payment or distribution;

(f)	Pretium and Pretivm Exploration amalgamate and continue as one company as if the amalgamation occurred pursuant to Section 273 of the BCBCA with the following result: (1) the shares of Pretivm Exploration being cancelled on the amalgamation without any repayment of capital in respect of those shares; (2) the amalgamated company having, as its notice of articles, the notice of articles of Pretivm and (3) the capital of the amalgamated company being the same as the capital of Pretivm;

(g)	each of the Pretivm Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Acquireco (free and clear of all Liens) in consideration for a debt claim against Acquireco for the amount determined under Article 4 of the Plan of Arrangement; and

(i)	such Dissenting Shareholders shall cease to be the holders of such Pretivm Shares and to have any rights as holders of such Pretivm Shares other than the right to be paid fair value for such Pretivm Shares as set out in Section 4.1 of the Plan of Arrangement;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Pretivm Shares from the registers of Pretivm Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Pretivm Shares free and clear of all Liens, and Acquireco shall be entered in the registers of Pretivm Shares maintained by or on behalf of Company, as the holder of such Pretivm Shares;

(h)	concurrently with the steps described in items (i) to (l) below, subject to pro-ration in accordance with Section 3.3 of the Plan of Arrangement, each Cash Election Share outstanding immediately prior to the Effective Time (other than Pretivm Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Pretivm Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the All Cash Consideration from Acquireco, and:

(i)	the holders of such Pretivm Shares shall cease to be the holders thereof and to have any rights as holders of such Pretivm Shares other than the right to be paid the Consideration by the Depositary in accordance with the Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Pretivm Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Pretivm Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Pretivm Shares maintained by or on behalf of the Company;

(i)	concurrently with the steps described in item (h) above and in items (j) to (l) below, subject to pro-ration in accordance with Section 3.4 of the Plan of Arrangement, each Share Election Share outstanding immediately prior to the Effective Time (other than Pretivm Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Pretivm Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the All Share Consideration from the Purchaser, and:

(i)	the holders of such Pretivm Shares shall cease to be the holders thereof and to have any rights as holders of such Pretivm Shares other than the right to be paid the Consideration by the Depositary in accordance with the Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Pretivm Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Pretivm Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Pretivm Shares maintained by or on behalf of the Company;

(j)	concurrently with the steps described in items (h) and (i) above and items (k) and (l) below each Pretivm Share outstanding immediately prior to the Effective Time (other than Pretivm Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates and other than Cash Election Shares and Share Election Shares) shall, without any further action by or on behalf of a holder of Pretivm Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the Default Consideration, and:

(i)	the holders of such Pretivm Shares shall cease to be the holders thereof and to have any rights as holders of such Pretivm Shares other than the right to be paid the Default Consideration by the Depositary in accordance with the Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Pretivm Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Pretivm Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Pretivm Shares maintained by or on behalf of the Company;

(k)	concurrently with the steps described in items (h) to (j) above and item (l) below, in consideration for the Purchaser delivering the Newcrest Shares to the Pretivm Shareholders in accordance with items (i) and (j) above, Acquireco Shares with an aggregate fair market value equal to the aggregate fair market value of the Newcrest Shares delivered in items (i) and (j), above, shall be issued by Acquireco to Purchaser Midco, and in respect thereof, there shall be added to the stated capital account maintained by Acquireco for the Acquireco Shares an amount equal to the fair market value of the Newcrest Shares delivered in items (i) and (j) above; and

(l)	concurrently with the steps described in items (h) to (k) above, in consideration for Acquireco issuing Acquireco Shares to Purchaser Midco in accordance with item (k) above, Purchaser Midco Shares with an aggregate fair market value equal to the aggregate fair market value of the Newcrest Shares delivered in items (i) and (j) above, shall be issued by Purchaser Midco to Newcrest.

Elections under the Plan of Arrangement

With respect to the exchange of Pretivm Shares effected pursuant to the Plan of Arrangement:

(a)	each Shareholder who has not exercised Dissent Rights and other than the Purchaser, Acquireco or any of their respective affiliates, may elect to receive the All Cash Consideration in respect of each Pretivm Share held by such Shareholder (a “Cash Election”), subject to pro-ration as described below and set out in the Plan of Arrangement;

(b)	each Shareholder who has not exercised Dissent Rights and other than the Purchaser, Acquireco or any of their respective affiliates, may elect to receive the All Share Consideration in respect of each Pretivm Share held by such Shareholder (a “Share Election”), with such All Share Consideration subject to pro-ration as described below and set out in the Plan of Arrangement;

(c)	in order to make the election provided for in item (a) or (b) above, a Shareholder must deposit with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such Shareholder’s election, which election shall be irrevocable and may not be withdrawn, together with any certificates representing the Pretivm Shares held by such Shareholder; and

(d)	for the avoidance of doubt, any Shareholder who (i) does not make a valid Cash Election or a valid Share Election prior to the Election Deadline in accordance with items (a) to (c) above, or (ii) exercises Dissent Rights but, for any reason, is not ultimately determined to be entitled to be paid the fair value of his, her or its Pretivm Shares in accordance with Article 4 of the Plan of Arrangement shall, in each case, be deemed to have transferred each of his, her or its Pretivm Shares to Acquireco in exchange for the Default Consideration.

Pro-ration of Consideration

The maximum amount of cash that may, in the aggregate, be paid to the Shareholders that elect to receive the All Cash Consideration in consideration for their Pretivm Shares shall not exceed the Maximum Cash Consideration and the maximum number of Newcrest Shares that may, in the aggregate, be issued to the Shareholders that elect to receive the All Share Consideration in consideration for their Pretivm Shares shall not exceed the Maximum Share Consideration. The Maximum Cash Consideration and the Maximum Share Consideration are each equal to 50% of the total transaction consideration payable to Shareholders, excluding Dissenting Shareholders, the Purchaser, Acquireco and their respective affiliates and Shareholders who do not make a Cash Election or Share Election). As such, to the extent that the aggregate All Cash Consideration to be paid by Newcrest pursuant to the Plan of Arrangement, or the aggregate number of Newcrest Shares to be issued to Shareholders who have elected to receive the All Share Consideration pursuant to the Plan of Arrangement, as a result of the number of Cash Elections or Share Elections received, exceeds the Maximum Cash Consideration or the Maximum Share Consideration, the amount of cash or Newcrest Shares payable to Cash Electing Shareholders or Share Electing Shareholder shall be pro-rated to ensure that the amount of cash and the amount of Newcrest Shares payable pursuant to the Plan of Arrangement each equal 50% of the total transaction consideration payable to such Shareholders, as further described below.

Pro-ration of Cash Consideration

In the event that the aggregate amount of All Cash Consideration that would otherwise be payable to Cash Electing Shareholders pursuant to the Plan of Arrangement exceeds the Maximum Cash Consideration, then the portion of the consideration in respect of each Pretivm Share held by a Cash Electing Shareholder to be satisfied in cash shall be determined by multiplying the All Cash Consideration by the Cash Pro-Ration Factor (as defined in the Plan of Arrangement) and the balance of the consideration in respect of each such Pretivm Share held by a Cash Electing Shareholder will be instead satisfied by the issuance of the number of Newcrest Shares which is determined by multiplying the All Share Consideration by the Share Adjustment Factor (as defined in the Plan of Arrangement).

Pro-ration of Share Consideration

In the event that the aggregate amount of All Share Consideration that would otherwise be payable to Share Electing Shareholders pursuant to the Plan of Arrangement exceeds the Maximum Share Consideration, then the portion of the consideration in respect of each Pretivm Share held by a Share Electing Shareholder to be satisfied by the issuance of Newcrest Shares under the Arrangement shall be determined by multiplying the All Share Consideration by the Share Pro-Ration Factor (as defined in the Plan of Arrangement) and the balance of the consideration in respect of each such Pretivm Share held by a Share Electing Shareholder will be instead satisfied by the payment of cash which is determined by multiplying the All Cash Consideration by the Cash Adjustment Factor (as defined in the Plan of Arrangement).

Source of Funds for the Arrangement

The Purchaser has represented in the Arrangement Agreement that it has, and will have at the Effective Time, sufficient funds available to consummate the Arrangement, including the funds required to be paid by Newcrest pursuant to the Arrangement Agreement and the Plan of Arrangement.

Exchange of Pretivm Shares

Procedure for Exchange of Pretivm Shares

The Letter of Transmittal has been sent to Registered Shareholders with this Circular. The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Registered Shareholders can obtain additional copies of the Letter of Transmittal by contacting the Depositary at Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or by phone, toll-free in North America at +1 (800) 564-6253 or international at +1 (514) 982-7555, or by e-mail at corporateactions@computershare.com. The Letter of Transmittal is also available on the Company’s SEDAR profile at www.sedar.com. Shareholders whose Pretivm Shares are registered in the name of an Intermediary must contact their Intermediary to deposit their Deposited Securities.

The Letter of Transmittal includes an election form that sets out the procedure to be followed by depositing Shareholders to elect to receive either (a) the All Cash Consideration or (b) the All Share Consideration, in each case subject to pro-ration, for each Pretivm Share held and provides for the deposit their Pretivm Shares under the Arrangement. If the Arrangement becomes effective, in order to receive the Consideration payable in exchange for the Deposited Shares to which the Depositing Shareholder is entitled under the Plan of Arrangement, a depositing Shareholder must deliver the Letter of Transmittal properly completed and duly executed, together with share certificate(s) or DRS Advice(s) representing its Deposited Shares and all other required documents to the Depositary pursuant to the instructions set forth in the Letter of Transmittal. An election for All Cash Consideration or All Share Consideration MUST be made by the Election Deadline, failing which each such Shareholder will receive the Default Consideration.

If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates or DRS Advices representing the Deposited Shares to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal.

Depositing Shareholders are encouraged to deliver a properly completed and duly executed Letter of Transmittal together with the relevant share certificate(s) and DRS Advice(s) representing the Deposited Shares and any other required documents to the Depositary as soon as possible.

None of Pretivm, Newcrest, Acquireco or the Depositary are liable for failure to notify Shareholders who make a deficient deposit with the Depositary.

Newcrest, acting reasonably, reserves the right to instruct the Depositary to waive or not to waive any and all defects or irregularities contained in any Letter of Transmittal or other document and any such waiver or non- waiver will be binding upon the affected Shareholders. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholders. Newcrest also reserves the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying share certificate(s) or DRS Advice(s) representing the Pretivm Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Pretivm recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used and appropriate insurance be obtained.

The Depositary will receive reasonable and customary compensation from Newcrest for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under securities laws and expenses in connection therewith.

The Plan of Arrangement provides that there is a maximum aggregate amount of cash Consideration to be paid to Cash Electing Shareholders and a maximum aggregate number of Newcrest Shares to be issued to Share Electing Shareholders. If Shareholders collectively elect to receive either All Cash Consideration in excess of the Maximum Cash Consideration or elect to receive All Share Consideration in excess of the Maximum Share Consideration, respectively, the All Cash Consideration and the All Share Consideration will be subject to pro-ration. See “The Arrangement – Effects and Details of the Arrangement – Pro-ration of Consideration”.

DRS Advices

Where Pretivm Shares are evidenced only by a DRS Advice, there is no requirement to first obtain a certificate for those Pretivm Shares or deposit with the Depositary any share certificate evidencing Pretivm Shares. Only a properly completed and duly executed Letter of Transmittal accompanied by the applicable DRS Advice(s) is required to be delivered to the Depositary in order to surrender those Pretivm Shares under the Arrangement.

Lost Share Certificates or DRS Advices

In the event any certificate which, immediately prior to the Effective Time, represented Pretivm Shares that were exchanged for Consideration pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Newcrest and the Depositary (acting reasonably) in such sum as Newcrest may direct, or otherwise indemnify Newcrest, Acquireco and Pretivm in a manner satisfactory to Newcrest, Acquireco and Pretivm, each acting reasonably, against any claim that may be made against Newcrest, Acquireco and Pretivm with respect to the certificate alleged to have been lost, stolen or destroyed.

If a DRS Advice representing Pretivm Shares has been lost, stolen or destroyed, the holder can request a copy of the DRS Advice by contacting Computershare by phone: toll-free in North America at +1 (800) 564-6253 or international at + 1 (514) 982-7555, with no bond indemnity required and such copy of the DRS Advice should be deposited with the Letter of Transmittal.

Extinction of Rights

To the extent a Former Shareholder shall not have surrendered Pretivm Shares to the Depositary in the manner described in this Circular on or before the Final Proscription Date, being the date that is six years after the Effective Date, then: (a) the Consideration that such Former Shareholder was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Pretivm Shares pursuant the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Newcrest, Pretivm or Acquireco, as applicable, for no consideration; (b) the Consideration that such Former Shareholder was entitled to receive shall be delivered to Newcrest or Acquireco, as applicable, by the Depositary; (c) the certificates formerly representing Pretivm Shares shall cease to represent a right or claim of any kind or nature as of such Final Proscription Date; and (d) any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the Final Proscription date shall cease to represent a right or claim of any kind or nature.

No Fractional Shares to be Issued

No fractional Newcrest Shares will be issued pursuant to the Arrangement. The aggregate number of Newcrest Shares to be issued to a Shareholder as consideration under the Plan of Arrangement shall be rounded down to the closest whole number and, no consideration shall be paid in lieu of the issuance of a fractional Newcrest Share.

Rounding of Cash Consideration

If the aggregate cash amount a Shareholder is entitled to receive pursuant to the Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount such Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

Currency of Cash Consideration

Cash Electing Shareholders will receive any cash Consideration in Canadian dollars, unless such Cash Electing Shareholders exercise their option to elect, in their Letter of Transmittal, to receive any cash Consideration in another currency. Share Electing Shareholders wishing to receive cash Consideration in another currency, in the event that their election is pro-rated and they receive some amount of cash, should exercise their currency exchange option in their Letter of Transmittal. In order to take advantage of this option, a registered Shareholder must return his, her or its Pretivm Share certificates or DRS Advice(s) representing Pretivm Shares, along with a properly completed and duly executed Letter of Transmittal electing to receive cash Consideration in another currency, by the Effective Date.

Beneficial Shareholders will receive any cash Consideration in Canadian dollars unless such Beneficial Shareholders contact the intermediary in whose name their Pretivm Shares are registered and request that the intermediary make an election on their behalf. If their intermediary does not make an election on their behalf, such Beneficial Shareholders will receive any cash Consideration in Canadian dollars.

The exchange rate that will be used to convert payments from Canadian dollars into such other currency will be the rate established by Computershare Trust Company of Canada on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder electing to convert its Canadian dollar consideration into another currency. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

Procedure for Payment of Consideration to Holders of Pretivm Options, Pretivm RSUs, Pretivm PSUs and Pretivm DSUs

On the Effective Date of the Arrangement, Acquireco, Newcrest’s indirect wholly-owned subsidiary, will cause the cash Consideration, net of withholding Taxes (if applicable), that such holders are entitled to receive under the Arrangement to be paid to holders of Pretivm Options, Pretivm DSUs, Pretivm PSUs and Pretivm RSUs. Such payment will be made: (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or similar means, delivered to such holders, as reflected on the register maintained by the Company, as applicable. Holders of Pretivm Options, Pretivm RSUs, Pretivm PSUs or Pretivm DSUs do not need to complete a Letter of Transmittal or surrender the certificates representing such securities to the Depositary in order to receive the Consideration payable to them pursuant to the Arrangement. Pursuant to the Plan of Arrangement, at the Effective Time, holders of Pretivm Options, Pretivm RSUs, Pretivm PSUs and Pretivm DSUs shall automatically cease to be holders of such securities and all agreements relating to such securities shall be deemed to be terminated and shall be of no further force and effect.

Securityholder Approval of the Arrangement

At the Meeting, pursuant to the Interim Order, Securityholders will be asked to approve the Arrangement Resolution. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular. Each Securityholder as at the Record Date will be entitled to vote on the Arrangement Resolution. The Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by: (i) the Shareholders; and (ii) the Optionholders, voting together as a single class, present virtually or by proxy at the Meeting.

The Arrangement Resolution must receive the Required Securityholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

Court Approval of the Arrangement

Interim Order

The Arrangement requires approval by the Court under Section 291 of the BCBCA. Prior to the mailing of this Circular, the Company obtained the Interim Order attached as Appendix C to this Circular, authorizing and directing the Company to call, hold and conduct the Meeting, submit the Arrangement to Shareholders and Optionholders for approval, and other procedural matters, including, but not limited to: (a) the Required Securityholder Approval; (b) the Dissent Rights for Registered Shareholders; (c) the notice requirements with respect to the Court hearing of the application for the Final Order; (d) the ability of the Company to adjourn or postpone the Meeting from time to time in accordance with the terms of the Arrangement Agreement without the need for additional approval of the Court; and (e) the Record Date for the Shareholders and Optionholders entitled to notice of and to vote at the Meeting.

Final Order

Subject to the terms of the Arrangement Agreement, following the approval of the Arrangement Resolution by Shareholders and Optionholders, the Company intends to make an application to the Court for the Final Order. The application for the Final Order is expected to take place at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia on January 25, 2022 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, via teleconference, or at any other date and time and by any other method as the Court may direct. Any Shareholder, Optionholder or other interested party who wishes to participate, appear, to be represented, and to present evidence or arguments at the hearing must file and serve a Response to Petition in the form prescribed by the Supreme Court Civil Rules (British Columbia) together with any evidence or materials that such party intends to present to the Court, on or before 4:00 p.m. (Vancouver time) on January 21, 2022. Service of such notice shall be effected by service upon the solicitors of the Company: Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Sean Boyle. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date. Participation in the Court hearing of the application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

The Court has broad discretion under the BCBCA when making orders with respect to plans of arrangement and the Court will consider at the hearing to obtain the Final Order, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any amendments to the Plan of Arrangement required by the Court, the Company and Newcrest may determine not to proceed with the Arrangement.

The Court has been advised prior to the hearing of the application for the Final Order that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the Newcrest Shares to be issued to Shareholders in exchange for their Pretivm Shares pursuant to the Arrangement. Consequently, if the Final Order is granted, the Newcrest Shares issuable to Shareholders pursuant to the Arrangement will not require registration under the U.S. Securities Act. See “The Arrangement – Securities Law Matters – U.S. Securities Law Matters”.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Petition and Notice of Hearing of Petition attached as Appendix D to this Circular. The Notice of Hearing of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Dissenting Shareholders’ Rights

Registered Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.

The following is a summary of the provisions of the BCBCA relating to a Registered Shareholder’s Dissent Rights in respect of the Arrangement Resolution. It is not a comprehensive statement of such rights and procedures and is qualified in its entirety by the reference to the full text of sections 237 to 247 of the BCBCA (which is attached as Appendix I to this Circular), as modified by the Plan of Arrangement and the Interim Order (which are attached as Appendix B and Appendix C to this Circular, respectively). The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

The statutory provisions dealing with the right of dissent are technical and complex. Any Registered Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order and seek legal advice. Failure to comply strictly with the provisions of Section 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order, and to adhere to the procedures established therein, may result in the loss of all rights thereunder. The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, each Registered Shareholder may exercise Dissent Rights in respect of the Arrangement under Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. Registered Shareholders who duly and validly exercise such Dissent Rights and who:

●	are ultimately entitled to be paid fair value for their Dissent Shares will be deemed to have transferred their Dissent Shares to Acquireco as of the Effective Time, without any further act or formality and free and clear of all liens, and shall be paid an amount equal to such fair value; or

●	for any reason are ultimately not entitled to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder and will receive the Default Consideration on the same basis as every other non-dissenting Shareholder who is not a Cash Electing Shareholder or a Share Electing Shareholder;

but in no case will Pretivm, Newcrest, Acquireco, the Depositary or any other person be required to recognize such persons as holding Pretivm Shares on or after the Effective Date, and the names of such Dissenting Shareholders will be deleted from the register of Pretivm as of the Effective Time. Further, in no circumstance will Pretivm, Newcrest, Acquireco, or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those Pretivm Shares in respect of which such rights are sought to be exercised. For greater certainty, no Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights.

Persons who are Beneficial Shareholders who wish to dissent with respect to their Pretivm Shares should be aware that only Registered Shareholders are entitled to dissent with respect to them. A Registered Shareholder such as an Intermediary who holds Pretivm Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Shareholders with respect to the Pretivm Shares held for such Beneficial Shareholders. In such case, the Notice of Dissent (as defined below) should set forth the number of Pretivm Shares it covers.

Pursuant to Section 238 of the BCBCA, every Registered Shareholder who duly and validly dissents from the Arrangement Resolution in strict compliance with Section 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and the Final Order will be entitled to be paid by Acquireco the fair value of the Pretivm Shares held by such Dissenting Shareholder determined as at the point in time immediately before the passing of the Arrangement Resolution.

To exercise Dissent Rights, a Registered Shareholder must dissent with respect to all Pretivm Shares in which the holder owns either a registered or beneficial interest. A Registered Shareholder who wishes to dissent must deliver written notice of dissent (a “Notice of Dissent”) to Pretivm, c/o Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, BC, V7X 1L3 Attention: Sean Boyle by 4:00 p.m. (Vancouver time) on or before January 18, 2022 (or the Business Day that is two Business Days immediately preceding the Meeting if it is not held on January 20, 2022), and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Pretivm Shares to deliver the Notice of Dissent.

The delivery of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to any of his or her Pretivm Shares if the Dissenting Shareholder votes in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Registered Shareholder that wishes to exercise Dissent Rights must prepare a separate Notice of Dissent for himself, herself, or itself if dissenting on his, her or its own behalf, and for each other person who beneficially owns Pretivm Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the Pretivm Shares registered in his, her or its name beneficially owned by the Beneficial Shareholder on whose behalf he or she is dissenting. The Notice of Dissent must set out the number of Pretivm Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and:

●	if such Notice Shares constitute all of the Pretivm Shares of which the holder is the registered and beneficial owner and the holder owns no other Pretivm Shares beneficially, a statement to that effect;

●	if such Notice Shares constitute all of the Pretivm Shares of which the holder is both the registered and beneficial owner, but the holder owns additional Pretivm Shares beneficially, a statement to that effect and the names of the registered holders of Pretivm Shares, the number of Pretivm Shares held by each such holder and a statement that written notices of dissent are being or have been sent with respect to such other Pretivm Shares; or

●	if the Dissent Rights are being exercised by a registered holder of Pretivm Shares who is not the beneficial owner of such Pretivm Shares, a statement to that effect and the name and address of the beneficial holder of the Pretivm Shares and a statement that the registered holder is dissenting with respect to all Pretivm Shares of the beneficial holder registered in such registered holder’s name.

It is a condition to Newcrest’s obligation to complete the Arrangement that persons holding no more than 5% of the issued and outstanding Pretivm Shares shall have validly exercised Dissent Rights (and not withdrawn such exercise). Each of the Locked-up Shareholders has agreed to waive his or her Dissent Rights as a holder of Pretivm Shares.

If the Arrangement Resolution is approved by the Required Securityholder Approval and if Pretivm notifies the Dissenting Shareholder of the Company’s intention to act upon the Arrangement Resolution, the Dissenting Shareholder, if he, she or it wishes to proceed with the dissent, is required, within one month after Pretivm gives such notice, to send to Pretivm the certificates (if any) representing the Notice Shares and a written statement that requires Pretivm to purchase all of the Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by a Registered Shareholder on behalf of a Beneficial Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell, and Acquireco is bound to purchase, those Pretivm Shares. Such Dissenting Shareholder may not vote or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order.

The Dissenting Shareholder and Pretivm may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Notice Shares. There is no obligation on Pretivm, Newcrest or Acquireco to make an application to the Court. After a determination of the payout value of the Notice Shares, Acquireco must then promptly pay that amount to the Dissenting Shareholder. There can be no assurance that the amount a Dissenting Shareholder may receive as fair value for its Pretivm Shares will be more than or equal to the Consideration under the Arrangement. It should be noted that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the Arrangement is not an opinion as to fair value under the BCBCA.

In no circumstances will Pretivm, Newcrest, Acquireco the Depositary or any other person be required to recognize a person as a Dissenting Shareholder unless such person is the holder of the Pretivm Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time of the Arrangement; (i) if such person has voted or instructed a proxyholder to vote the Notice Shares in favour of the Arrangement Resolution; and (ii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order, and does not withdraw such person’s Notice of Dissent prior to the effective time of the Arrangement.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Shareholder votes in favour of the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with Pretivm’s written consent. If any of these events occur, Pretivm must return the share certificates representing the Pretivm Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, Pretivm will return to the Dissenting Shareholder the certificates representing the Notice Shares that were delivered to Pretivm, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order. Persons who are beneficial holders of Pretivm Shares registered in the name of an Intermediary such as a broker, custodian, nominee, other Intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such Pretivm Shares is entitled to dissent.

Pretivm suggests that any Shareholder wishing to avail themselves of the Dissent Rights seek their own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, as modified by the Plan of Arrangement, Interim Order and the Final Order may result in the loss of all Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations for Shareholders”.

Stock Exchange Delisting and Reporting Issuer Status

The Pretivm Shares will be delisted from the TSX and the NYSE as soon as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that Newcrest will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents. The Pretivm Shares will be deregistered under the U.S. Exchange Act and Pretivm will no longer be required to file reports with the SEC.

Following the completion of the Arrangement, Newcrest intends to terminate its duty to file reports with the SEC as a successor registrant to Pretivm.

Required Regulatory Approvals

Competition Act Approval

Part IX of the Competition Act requires that the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the said Act (“Notifiable Transactions”) by the parties to the transaction. Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner, or until the Commissioner has waived the obligation to provide the notification pursuant to subsection 113(c) of the Competition Act. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner issues a Supplementary Information Request to the parties, the parties cannot complete their transaction until 30 calendar days after substantial compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act and thereby waives the applicable waiting period.

The Commissioner may, upon application by a party to a proposed transaction, issue an advance ruling certificate (an “ARC”) under section 102 of the Competition Act where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act. Where the Commissioner declines to issue an ARC, he may instead issue a “no-action” letter, which may be issued by the Commissioner in respect of a proposed transaction confirming that he does not, at that time, intend to make an application under section 92 of the Competition Act.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under Subsection 114(1) of the Competition Act and the applicable waiting period has expired (but provided no application has been made under Section 92 of the Competition Act), the Commissioner may apply to the Competition Tribunal for an interim order under Subsection 100(1) of the Competition Act prohibiting any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 calendar days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1) (b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for an additional period of up to 30 calendar days where the Competition Tribunal finds, on application made by the Commissioner, that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed more than one year from when the ARC was issued or (b) the merger was completed within one year from when the ARC was issued and the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. Where the Commissioner has made an application under Section 92 of the Competition Act, the Commissioner may also seek any interim order that the Competition Tribunal considers appropriate, having regard to the principles ordinarily considered by superior courts when granting interlocutory or injunctive relief, under Section 104(1) of the Competition Act.

On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the parties to the merger may not proceed with all or with some part of the merger (and in addition to, or in lieu of such a partial order, may also make an order prohibiting the person against whom the order is being made from doing any act or thing the prohibition of which is deemed to be necessary to ensure that the merger or part thereof that is completed does not prevent or lessen competition substantially), or, if the merger has already been completed, order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition to, or in lieu thereof, any such order, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action. The Competition Tribunal cannot, however, issue a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made (as set out in Section 96 of the Competition Act).

The transactions contemplated by the Arrangement are a Notifiable Transaction and also constitute a “merger” for the purposes of the Competition Act. The requisite filings under the Competition Act were made by the parties on November 22, 2021. The Commissioner issued a “no-action” letter in respect of the Arrangement on December 2, 2021.

Investment Canada Act

Under the Investment Canada Act, certain transactions involving the “acquisition of control” of a Canadian business by a non Canadian (all as defined in the Investment Canada Act) are subject to review and cannot be implemented unless the responsible Minister under the Investment Canada Act is satisfied or deemed to be satisfied that the transaction is likely to be of “net benefit” to Canada. Such a transaction is referred to herein as a “reviewable transaction.”

The transactions contemplated by the Arrangement constitute a reviewable transaction under the Investment Canada Act.

The prescribed factors to be considered by the Minister in determining whether a reviewable transaction is likely to be of “net benefit” to Canada include, among other things, (i) the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, capital investment, resource processing, utilization of Canadian products and services and exports); (ii) the degree and significance of participation by Canadians in the acquired business; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada; (iv) the effect of the investment on competition within an industry in Canada; (v) the compatibility of the investment with national and provincial industrial, economic and cultural policies; and (vi) the contribution of the investment to Canada’s ability to compete in world markets. The Minister will also consider, among other things, any written undertakings offered to Her Majesty in right of Canada in determining whether a reviewable transaction is likely to be of “net benefit” to Canada.

If, following review, the Minister is satisfied that a reviewable transaction is likely to be of “net benefit” to Canada, the Minister is required to send a notice to that effect. If the Minister does not send notice of approval within the initial 45-day period or the extended period, as the case may be, the Minister is deemed to be satisfied that the reviewable transaction is likely to be of “net benefit” to Canada and shall send a notice to that effect. If, following review, the Minister is not satisfied that a reviewable transaction is likely to be of “net benefit” to Canada, the Minister is required to send a notice to that effect, advising of the right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the Minister and investor.

Within a reasonable time after the expiry of the period for making representations and submitting undertakings, as described above, the Minister shall send notice to the applicant that either the Minister is satisfied that the investment is likely to be of “net benefit” to Canada or confirmation that the Minister is not satisfied that the investment is likely to be of “net benefit” to Canada. In the latter case, the reviewable transaction may not be implemented.

An application for review was filed with the Investment Review Division of Innovation, Science and Economic Development Canada on November 23, 2021. As of the date of this Circular, the review of the Arrangement under the Investment Canada Act is ongoing. It is a condition to closing of the Arrangement that Investment Canada Act Approval be obtained. See “The Arrangement Agreement – Conditions to Closing”. Pursuant to terms of the Arrangement Agreement, Investment Canada Act Approval will be obtained if Newcrest or its subsidiary has received written evidence from the Minister that the Minister is satisfied or deemed to have been satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of “net benefit” to Canada.

PRC Competition Clearance

Under Article 20 and 21 of the AML, transactions that constitute “concentrations of undertakings” and meet the turnover thresholds provided in the AML and relevant regulations1 are required to be notified to the AMB prior to completion.

The Arrangement is a notifiable transaction under the AML because (1) the Arrangement constitutes a “concentration” for the purpose of the AML as it involves change of control over the Company, and (2) the respective turnovers of the Purchaser and the Company in fiscal year 2020 have met the turnover thresholds provided by the AML and relevant regulations.

The PRC merger control review will be conducted under either a normal case procedure or simple case procedure. According to Article 2 of the “Interim Provisions on the Standards Applicable to Simple Cases of Concentration of Business Operators”, a transaction will qualify for the simple case review in the following circumstances: (1) where in the same relevant market, the total market share of all business operators participating in the concentration is less than 15%; (2) where an upstream or downstream relationship exists among the business operators participating in the concentration, the market share of such business operators is less than 25% in both the upstream and the downstream markets; or (3) where business operators are not in the same market and there is not upstream or downstream relationship existed among the business operators participating in the concentration, the transaction-related market share of such business operators is less than 25% in each market.

The Company and the Purchaser have engaged external legal counsel to conduct a preliminary assessment which concluded that the Arrangement is likely to qualify for the simple case merger control review procedure in the PRC because the Transaction give rise to a small horizontal overlap in respect of the global supply of gold bullion for which the Parties’ combined market share is less than 15%.

For notifications of transactions that qualify for the simple case procedure, the AMB will typically review the transaction within the pre-acceptance phase and Phase I period as follows:

●	Once a transaction is notified to the AMB, the AMB will conduct a formality review before officially accepting the notification. During the “pre-acceptance phase”, the AMB will typically request the Parties to provide information to supplement the notification. There is no statutory limit for the pre-acceptance phase, but it typically takes 2-4 weeks for simple cases.

●	After acceptance of the notification, the AMB will initiate a Phase I review (which lasts for 30 calendar days) to determine whether the Transaction would result in the elimination or restriction of competition in China. The Phase I review of simple cases includes an initial public notice period of 10 calendar days during which a public notice of the Transaction will be published on the AMB’s website for third parties to comment. Upon expiry of the public notice period, the AMB will typically issue clearance for simple cases within Phase I if no objections are raised by third-parties. If objections are raised by third-parties, the AMB may, in exceptional circumstances, extend the Phase I review period to assess the objections and conduct further reviews.

[1]	The turnover thresholds are: (a) the combined global turnover of all the undertakings exceeds RMB 10 billion, and each of at least two of the undertakings has a turnover of at least RMB 400 million in China in the last financial year; or (2) the combined Chinese turnover of all the undertakings exceeds RMB 2 billion, and each of at least two of the undertakings has a turnover of at least RMB 400 million in China in the last financial year.

As of the date of this circular, the review of the Arrangement under the AML is ongoing. It is a condition to closing of the Arrangement that the PRC Competition Clearance be obtained.

ASX Listing Rule 7.1 Waiver

Under ASX Listing Rule 7.1, Newcrest is generally restricted from issuing shares where this would result in the number of shares on issue increasing by more than 15% in any rolling 12 month period. Various issues of shares are excluded for the purposes of Listing Rule 7.1, including shares issued as consideration under an Australian scheme of arrangement (a mechanism similar in effect to a plan of arrangement). The exclusion does not extend to shares issued as consideration under non-Australian arrangements, such as the Plan of Arrangement. Newcrest has obtained a waiver of Listing Rule 7.1 from ASX so that Newcrest Shares issued as consideration under the Plan of Arrangement will be excluded for the purposes of Listing Rule 7.1. The effect of the waiver is that Newcrest’s share issue capacity will not be eroded as a result of the Plan of Arrangement (and the Newcrest Shares issued as consideration under the Plan of Arrangement will, in fact, count towards the base number of Newcrest Shares on issue against which the 15% issue limit is calculated).

Other Regulatory Approvals

Exchange Approval

The Newcrest Shares are listed and posted for trading on the TSX, ASX and PNGX.

It is a condition of the Arrangement that the TSX shall have conditionally approved for listing the Newcrest Shares to be issued pursuant to the Arrangement.

The TSX has conditionally approved the listing of the Newcrest Shares to be issued under the Arrangement, subject to filing certain documents following the closing of the Arrangement.

Securities Law Matters

Canadian Securities Law Matters

Each Pretivm Shareholder is urged to consult such Pretivm Shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in Newcrest Shares.

The Pretivm Shares currently trade on the TSX and the NYSE. After the Arrangement, Pretivm will become an indirect wholly-owned subsidiary of Newcrest. It is expected that, following the completion of the Arrangement, the Pretivm Shares will be delisted from the TSX and NYSE.

Pretivm is a reporting issuer in each of the provinces and territories of Canada. Newcrest expects to apply to the applicable Canadian securities regulators to have Pretivm cease to be a reporting issuer.

The Newcrest Shares are currently listed for trading on the TSX, ASX and PNGX. It is anticipated that, after the completion of the Arrangement, Newcrest will continue to trade on the TSX, ASX and PNGX.

Newcrest is currently a reporting issuer in Ontario and, if the Arrangement is completed, Newcrest will, as a result of the Arrangement, continue its reporting issuer status in all provinces and territories of Canada upon completion of the Arrangement. Pursuant to NI 71-102, provided that not more than 50% of Newcrest’s outstanding voting securities carrying votes for the election of directors are owned directly or indirectly by residents of Canada, Newcrest will be exempt from Canadian statutory and financial and certain other continuous and timely reporting requirements, provided that Newcrest complies with the requirements of Australian securities laws and ASX market requirements in respect of all financial and other continuous and timely reporting matters and Newcrest files with the relevant Canadian securities regulatory authorities copies of its documents filed under Australian securities laws.

The issue of Newcrest Shares pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of Canadian Securities Laws and, subject to the satisfaction of certain conditions, will not be subject to resale restrictions. Recipients of Newcrest Shares are urged to obtain legal advice to ensure that their resale of such securities complies with applicable Canadian Securities Laws.

Australian Corporate and Securities Law Matters

Pursuant to the Plan of Arrangement, Shareholders may receive Newcrest Shares in exchange for their Pretivm Shares. The rights of Shareholders are currently governed by the BCBCA and by Pretivm’s articles and notice of articles. Since Newcrest is an Australian corporation, the rights of holders of Newcrest Shares are governed by the constitution of Newcrest, Australian law and in certain respects, the ASX Listing Rules. Although the rights and privileges of shareholders under the BCBCA are in many instances comparable to those under the Australian law and the constitution of Newcrest, there are several differences. See Appendix J to this Circular for a comparison of certain of these rights. This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Shareholders’ rights.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. Securities Laws that may be applicable to Shareholders in the United States who are issued Newcrest Shares pursuant to the Arrangement (“U.S. Shareholders”). All U.S. Shareholders are urged to consult with their own legal advisor to ensure that any subsequent resale of Newcrest Shares issued to them pursuant to the Arrangement complies with applicable U.S. Securities Laws. Further information applicable to U.S. Shareholders is disclosed under the heading “Information for U.S. Shareholders and Optionholders”. The following discussion does not address the Canadian Securities Laws that will apply to the issue of Newcrest Shares or the resale of these securities by U.S. Shareholders within Canada. U.S. Shareholders reselling their Newcrest Shares in Canada must comply with Canadian Securities Laws.

Status under U.S. Securities Laws

Each of Pretivm and Newcrest is currently a “foreign private issuer” as defined under Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act.

The Pretivm Shares currently trade on the TSX and the NYSE. After the completion of the Arrangement, Pretivm will become an indirect wholly-owned subsidiary of Newcrest. It is expected that, following the completion of the Arrangement, the Pretivm Shares will be delisted from the TSX and NYSE, and deregistered under the U.S. Exchange Act.

The Newcrest Shares are currently listed for trading on the TSX, ASX and PNGX. It is anticipated that, following the completion of the Arrangement, Newcrest will continue to trade on the TSX, ASX and PNGX.

Following the completion of the Arrangement, Newcrest intends to terminate its duty to file reports with the SEC as a successor registrant to Pretivm.

Exemption from Registration Requirements of the U.S. Securities Act

The Newcrest Shares to be issued in exchange for Pretivm Shares pursuant to the Arrangement will not be registered under the U.S. Securities Act or applicable state securities Laws, and will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof and similar exemptions from registration under applicable state securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts from the general registration requirements under the U.S. Securities Act the issuance of any securities issued in exchange for bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue such securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Newcrest Shares issued pursuant to the Arrangement.

Resale of Newcrest Shares after the Completion of the Arrangement

The Newcrest Shares to be issued pursuant to the Arrangement may be resold without restrictions under the U.S. Securities Act, except by persons who are at the time of resale, or who were within 90 days prior to the completion of the Arrangement, “affiliates” (as defined in Rule 144(a)(3) of the U.S. Securities Act) of Newcrest. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly, through one or more Intermediaries, controls, or is controlled by, or is under common control with, the issuer whether through the ownership of voting securities, by contract or otherwise. Persons who are officers, directors or 10% or greater shareholders of an issuer are generally considered to be its “affiliates”. Newcrest Shares received by such affiliates or former affiliates of Pretivm will be subject to certain restrictions on resale imposed by the U.S. Securities Act and may not be resold in the absence of registration under the U.S. Securities Act or an exemption from such registration, if available, such as the exemption provided under Rule 144 or the safe harbor provided by Rule 904 of Regulation S under the U.S. Securities Act.

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed on Pretivm’s SEDAR profile at www.SEDAR.com, and to the Plan of Arrangement, which is attached hereto as Appendix B. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement and the Plan of Arrangement.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties of Pretivm relating to: (a) organization and qualification; (b) authority relative to the Arrangement Agreement; (c) Board approvals; (d) consents, and no violation and absence of defaults and conflicts; (e) required approvals; (f) Subsidiaries; (g) compliance with laws and constating documents; (h) authorizations; (i) capitalization; (j) reporting issuer status and stock exchange compliance; (k) U.S. Securities Law matters; (l) filings; (m) comments, reviews and audits from any Securities Authority; (n) Sarbanes-Oxley Act compliance; (o) financial statements; (p) absence of undisclosed liabilities; (q) environmental matters; (r) indigenous matters; (s) employment matters; (t) absence of certain changes or events; (u) litigation; (v) taxes; (w) books and records; (x) insurance; (y) non-arm’s length transactions; (z) employee benefit plans; (aa) restrictions on business activities; (bb) material contracts; (cc) real and personal property; (dd) Company mineral rights; (ee) mineral resources; (ff) operational matters; (gg) compliance with corrupt practices legislation; (hh) compliance with sanctions legislation; (ii) intellectual property, data protection and cybersecurity; (jj) brokers fees and expenses; and (kk) the opinions of financial advisors.

The Arrangement Agreement contains certain customary representations and warranties of Newcrest relating to: (a) organization and qualification; (b) authority relative to the Arrangement Agreement; (c) consents, and no violation and absence of defaults and conflicts; (d) required approvals; (e) available funds to finance the aggregate cash consideration; (f) Subsidiaries; (g) insolvency; (h) compliance with laws and constating documents; (i) capitalization and stock exchange listing; (j) valid issuance of the Consideration Shares; (k) filings; (l) comments, reviews and audits from any Governmental Authority; (m) financial statements; (n) absence of certain changes or events; (o) litigation; (p) environmental matters; (q) no indigenous claims; (r) non- governmental organizations and community groups; (s) employment matters; (t) taxes; (u) restrictions on business activities; (v) real and personal property; (w) Purchaser mineral rights; (x) compliance with corrupt practices legislation; (y) compliance with sanctions legislation; (z) Newcrest board approval; (aa) Acquireco board approval; (bb) no vote of the stockholders of Newcrest being required in connection with the Arrangement; (cc) ownership of Acquireco; and (dd) ownership of Pretivm Shares.

Conditions to Closing

Mutual Conditions

The completion of the transactions contemplated by the Arrangement Agreement are subject to the fulfilment, on or before the Effective Time, of a number of conditions including the mutual conditions precedent that:

(i)	the Arrangement Resolution shall have received the Required Securityholder Approval at the Meeting;

(ii)	the Interim Order and the Final Order shall have been obtained in accordance with the Arrangement Agreement;

(iii)	the Required Regulatory Approvals shall have been obtained;

(iv)	the Consideration Shares to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(v)	no Governmental Entity of competent jurisdiction located in a jurisdiction where the Company has material assets shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; and

(vi)	receipt of conditional approval by the TSX of the listing of the Consideration Shares shall have been obtained.

Purchaser Conditions

In addition to the mutual conditions precedent, the transactions contemplated by the Arrangement Agreement are also subject to additional conditions precedent in favour of Newcrest, including that:

(i)	(a) certain of the representations and warranties made by Pretivm shall be true and correct in all material respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date); (b) certain representations and warranties of Pretivm with respect to the absence of certain changes or events in the Arrangement Agreement shall be true and correct in all respects as of the Effective Time as if made as at and as of such time; (c) certain representations and warranties of Pretivm with respect to capitalization and its listing on stock exchanges in the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement, except for such failures to be true and correct that are de minimis; and (d) all other representations and warranties made by Pretivm in the Arrangement Agreement shall be true and correct in all respects (disregarding any materiality or “Pretivm Material Adverse Effect” qualification) as of the Effective Time as if made at and as of such time (except to the extent such representations and warranties speak as of another date, the accuracy of which shall be determined as of such other date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not have a Pretivm Material Adverse Effect, and Pretivm shall have provided to Newcrest and Acquireco a certificate of two senior officers of Pretivm (on behalf of Pretivm and without personal liability) certifying the foregoing on the Effective Date;

(ii)	Pretivm shall have complied in all material respects with its covenants in the Arrangement Agreement, and Pretivm shall have provided to Newcrest and Acquireco a certificate of two senior officers of Pretivm (on behalf of Pretivm and without personal liability) certifying the foregoing on the Effective Date;

(iii)	no Pretivm Material Adverse Effect having occurred to the Company since the date of the Arrangement Agreement, and Pretivm shall have provided to Newcrest and Acquireco a certificate of two senior officers of Pretivm (on behalf of Pretivm and without personal liability) certifying the foregoing on the Effective Date;

(iv)	the number of Pretivm Shares held by Shareholders that have validly exercised Dissent Rights (and not withdrawn such exercise) shall not exceed 5% of Pretivm Shares issued and outstanding on the date of the Arrangement Agreement; and

(v)	there shall be no action or proceeding taken by a Governmental Entity, or by any other third party (as to which, in the case of such other third party, there is a reasonable likelihood of success), that is seeking to (a) enjoin or prohibit Newcrest’s or Acquireco’s ability to acquire, hold, or exercise full rights of ownership over, any Pretivm Shares, including the right to vote Pretivm Shares, or any material assets of Pretivm or (b) materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Pretivm Material Adverse Effect.

Company Conditions

In addition to the mutual conditions precedent, the transactions contemplated by the Arrangement Agreement are also subject to additional conditions precedent in favour of Pretivm, including that:

(i)	(a) certain of the representations and warranties made by Newcrest shall be true and correct in all material respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date); (b) certain representations and warranties of Newcrest with respect to capitalization in the Arrangement Agreement shall be true and correct in all respects as of the date of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of another date shall be true and correct in all respects as of such date), except for such failures to be true and correct that are de minimis; and (c) all other representations and warranties made by Newcrest in the Arrangement Agreement shall be true and correct in all respects (disregarding any materiality or “Newcrest Material Adverse Effect” qualification) as of the Effective Time as if made at and as of such time (except to the extent such representations and warranties speak as of another date, the accuracy of which shall be determined as of such other date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not have a Newcrest Material Adverse Effect, and Newcrest shall have provided to Pretivm a certificate of two senior officers of Newcrest (on behalf of Newcrest and without personal liability) certifying the foregoing on the Effective Date;

(ii)	each of Newcrest and Acquireco shall have complied in all respects with its covenants in the Arrangement Agreement in respect of the payment of the Consideration and in all material respects with its other covenants in the Arrangement Agreement, and Newcrest shall have provided to Pretivm a certificate of two senior officers of Newcrest (on behalf of Newcrest and without personal liability) certifying the foregoing on the Effective Date; and

(iii)	no Newcrest Material Adverse Effect having occurred to Newcrest since the date of the Arrangement Agreement, and Newcrest shall have provided to Pretivm a certificate of two senior officers of Newcrest (on behalf of Newcrest and without personal liability) certifying the foregoing on the Effective Date.

Covenants

General

In the Arrangement Agreement, each of Pretivm and Newcrest has agreed to certain covenants, including customary covenants relating to the operation of their respective businesses in the ordinary course, to use commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement and the Plan of Arrangement (to the extent the same is within its influence or control to take), and to obtain the requisite regulatory approvals set out in the Arrangement Agreement.

Mutual Covenants

Each Party has provided customary, mutual covenants that during the interim period between the signing of the Arrangement Agreement and the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms (the “Interim Period”), they and their Subsidiaries will each, among other things:

(i)	use commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement, to the extent the same is within their control, and to take all other action and to do all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement;

(ii)	refrain from taking any action which is inconsistent with the Arrangement Agreement or which would reasonably be expected to, individually or in the aggregate, materially impede or delay the consummation of the Arrangement;

(iii)	use commercially reasonable efforts to: (a) defend all lawsuits or other proceedings against themselves challenging or affecting the Arrangement; (b) appeal, overturn or have lifted or rescinded any injunction, restraining order or other order relating to themselves which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (c) appeal, overturn or otherwise have lifted any law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Pretivm or Newcrest from consummating the Arrangement; and

(iv)	carry out the terms of the Interim Order and Final Order applicable to themselves and use commercially reasonable efforts to comply promptly with all requirements which applicable laws may impose on them with respect to the transactions contemplated in the Arrangement Agreement.

Regulatory Approvals

In furtherance of their undertakings to use commercially reasonable efforts to obtain the Key Regulatory Approvals as promptly as practicable, each Party has undertaken to (a) file a letter requesting an ARC under Subsection 102(1) of the Competition Act with the Commissioner within ten business days after the date of the Arrangement Agreement, (b) file a notification under Subsection 114(1) of the Competition Act within ten business days after the date of the Arrangement Agreement, and (c) in the event the Commissioner issues a Supplementary Information Request to the Parties, to respond as soon as reasonably practicable, and in any event by no later than 90 days after issuance of the Supplementary Information Requests, or within such other date as the Parties may otherwise reasonably agree in writing. Newcrest has also agreed to file an application for review under the Investment Canada Act within ten business days after the date of the Arrangement Agreement, to submit proposed written undertakings to the Minister within five business days following receipt of substantive feedback from the Minister on the application for review and to engage in good faith negotiations with the Minister and his representatives regarding those undertakings.

Each Party has also undertaken to (a) cooperate with one another in connection with obtaining the Key Regulatory Approvals by (i) providing the other Party with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity and promptly notifying the other Party of any material communications from any Governmental Entity, (ii) keeping the other Party informed as to the status of and the processes and proceedings relating to obtaining the Key Regulatory Approvals, (iii) permitting the other Party an advance opportunity to review and comment upon any material communications, submissions, undertakings or filings with any Governmental Entity, consider in good faith the comments of the other Party, and provide the other Party with final copies thereof, and (iv) providing the other Party a reasonable opportunity to participate in or attend any communications, meetings or discussions with any Governmental Entity (except where the Governmental Entity expressly requests that a Party should not be present), and (b) upon the reasonable request of the other Party, to assist the other Party in obtaining the Key Regulatory Approvals, including by providing input, on any materials prepared for obtaining the Key Regulatory Approvals, and responding promptly to requests for support (including attendance at meetings), documents, information, comments or input where reasonably requested by the other Party in connection with obtaining the Key Regulatory Approvals.

Newcrest has undertaken to have primary responsibility for determining the strategy for securing the Key Regulatory Approvals, the manner of engaging and communicating with the Governmental Entity and the undertakings in order to obtain the Investment Canada Act Approval, and in doing so to consult with Pretivm and provide Pretivm with the opportunity to provide input into draft undertakings, government relations strategy and plans to obtain Investment Canada Act Approval, including coordinating on messaging and developing the overall approach to obtaining the Investment Canada Act Approval, and to consider such input in good faith.

Notwithstanding anything to the contrary above, where a Party is required to provide information to the other Party that the disclosing Party reasonably considers to be privileged, confidential or sensitive, the disclosing Party may restrict the provision of such information only to the external legal counsel of the other Party. Submissions, filings or other written communications with any Governmental Entity may be redacted as a Party reasonably considers necessary before sharing with the other Party to address reasonable solicitor-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients. Notwithstanding the foregoing, Pretivm shall not redact any information that Newcrest, acting reasonably, considers necessary or appropriate in connection with obtaining the Investment Canada Act Approval.

In addition to the mutual covenants in respect of the Interim Period, each Party has provided their own set of customary covenants regarding the conduct of their respective businesses during the Interim Period, including (but not limited to) those described below.

Pretivm Interim Covenants Regarding the Conduct of its Business

The Arrangement includes a general covenant by Pretivm in favour of Newcrest that, during the Interim Period, except as expressly permitted or required by the Arrangement Agreement or the Plan of Arrangement or as required by applicable law or Governmental Entity, or unless Newcrest otherwise requests or agrees in writing, Pretivm shall and shall cause each of its Subsidiaries to, among other things: (i) comply with the Company’s annual budget and mine plan for 2021, as amended (and once adopted, the annual budget and mine plan for 2022) (the “Company Budget and Mine Plan”) in all material respects; (ii) conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice; (iii) if requested by Newcrest, use its commercially reasonable efforts to cooperate with and assist Newcrest in order to repay the Senior Facility in full and discharge any security interests in connection therewith; and (iv) deliver a supplemental indenture to the Trustee at or prior to the Effective Date in accordance with the Indenture.

Without limiting the generality of the foregoing, and except pursuant to certain exceptions, Pretivm has also agreed not to, and cause each of its Subsidiaries not to, among other things, directly or indirectly during the Interim Period:

(i)	issue, sell, grant, award, pledge, dispose of or otherwise encumber any Pretivm Shares or other equity or voting interests or any options, share appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire any Pretivm Shares or other equity or voting interests or other securities or any shares of its Subsidiaries, other than pursuant to the exercise, conversion or vesting of Pretivm Options, Pretivm RSUs, Pretivm PSUs and Pretivm DSUs in accordance with their terms and pursuant to the Convertible Notes;

(ii)	sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Pretivm or any of its Subsidiaries or any interest in assets of Pretivm or any of its Subsidiaries, except (A) sales of inventory or obsolete assets in the ordinary course of business consistent with past practice, and (B) other sales of tangible assets in the ordinary course of business consistent with past practice subject to a maximum (in terms of value of such assets or interests therein) of $1,000,000 (whether individually or in the aggregate);

(iii)	acquire any Person, assets, securities, properties, interests or businesses or any division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person;

(iv)	incur any capital expenditures or enter into any agreement obligating Pretivm or its Subsidiaries to provide for future capital expenditures other than (A) budgeted capital expenditures that are included in the Company Budget and Mine Plan or (B) any other capital expenditures not to exceed $2,500,000 in the aggregate;

(v)	enter into any Contract with a value of $2,000,000 or greater or with a term greater than two years;

(vi)	incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances, in any such individual case, in an amount in excess of $250,000;

(vii)	pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations including any litigation, proceeding or investigation: (a) by any Governmental Entity; or (b) the settlement of which would result in any relief, other than the payment by Pretivm of an amount in cash, including debarment, corporate integrity agreements, any undertaking restricting the operations of the Company’s business or the granting of licenses, deferred prosecution agreements, consent decrees, plea agreements or mandatory or permissive exclusion, seizure or detention of product, or notification, repair or replacement; other than: (y) the payment, discharge, settlement or satisfaction of liabilities in an amount less than $500,000 individually or $1,000,000 in the aggregate; or (z) payment of any fees related to the Arrangement;

(viii)	enter into any agreement that, if entered into prior to the date of the Arrangement Agreement, would have been a Pretivm Material Contract, or modify, amend in any material respect, transfer or terminate any Pretivm Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(ix)	commence any litigation or proceeding other than in connection with the collection of accounts or the enforcement of any rights under the Arrangement Agreement or the Confidentiality Agreement; or

(x)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorizations.

Newcrest Interim Covenants Regarding the Conduct of its Business

With respect to Newcrest, except as expressly permitted or required by the Arrangement Agreement or the Plan of Arrangement or as required by applicable law, Governmental Entity, or unless the Company otherwise requests or agrees in writing, Newcrest shall and shall cause each of the Newcrest Material Subsidiaries to use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships assets in all material respects and to keep available the services of its and their officers and employees as a group; and Newcrest shall not, and shall cause each of its Subsidiaries not to, directly or indirectly during the Interim Period, among other things: (i) split, combine or reclassify any outstanding Newcrest Shares or otherwise create a new class of Newcrest shares that would be adverse to Newcrest shareholders; (ii) adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Newcrest; (iii) reduce the stated capital of the Newcrest Shares; or (iv) materially change the business carried on by Newcrest and the Newcrest Material Subsidiaries, taken as a whole.

Newcrest has also agreed to take all such action as may be reasonably required under any applicable Securities Laws, including “blue sky laws” in the United States, in connection with the Arrangement and the issuance of the Consideration Shares.

Non-Solicitation and Right to Match

Under the Arrangement Agreement, Pretivm has agreed to certain non-solicitation covenants, including (but not limited to) the following:

(i)	Pretivm shall, and shall cause its Subsidiaries and Representatives to, immediately cease any existing solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than the Purchaser and its Subsidiaries or affiliates) conducted by Pretivm or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(ii)	Except as otherwise expressly permitted by the exclusivity and non-solicitation provisions of the Arrangement Agreement, Pretivm and its Subsidiaries shall not, directly or indirectly, through any officer, director or employee, and the Company shall direct the Representatives of the Company and its Subsidiaries not to:

(A)	solicit, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, or access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(B)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser and its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal, provided that the Company may advise any Person of the restrictions in the Arrangement Agreement, clarify the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal and advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Superior Proposal;

(C)	make any Company Change in Recommendation; or

(D)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to the exclusivity and non-solicitation provisions of the Arrangement Agreement, provided, however, that if at any time following the date of the Arrangement Agreement and prior to the Required Securityholder Approval having been obtained, Pretivm receives a request for material non-public information, or to enter into discussions, from a Person that proposes to the Company an unsolicited bona fide written Acquisition Proposal, Pretivm may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information properties, facilities, books or records of Pretivm or its Subsidiaries, if and only if:

(E)	the Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or may reasonably be expected to lead to a Superior Proposal;

(F)	such Person is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction with Pretivm or any of its Subsidiaries;

(G)	Pretivm has been, and continues to be, in compliance with its obligations under the exclusivity and non-solicitation provisions of the Arrangement Agreement in all material respects;

(H)	Pretivm promptly and orally notifies Newcrest, and in writing within 24 hours, of such Acquisition Proposal, including the identity of the Person making such Acquisition Proposal and the material terms and conditions thereof and provides copies of all written documents, substantive correspondence or other material documentation received in respect of, from or on behalf of any such Person;

(I)	prior to providing any such copies, access or disclosures, Pretivm enters into a confidentiality and standstill agreement with such Person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not materially less stringent than the Confidentiality Agreement and which does not contain a restriction on the ability of Pretivm to disclose information to Newcrest relating to the agreement or negotiations with such Person and any such copies, access or disclosure provided to such Person shall promptly (and in any event within 24 hours) be provided to Newcrest; and

(J)	Pretivm keeps Newcrest fully informed on a current basis of the status of material developments and material discussions and negotiations with respect to such Acquisition Proposal.

(iii)	If Pretivm receives an Acquisition Proposal that constitutes a Superior Proposal prior to the Required Securityholder Approval having been obtained, the Board may make a Company Change in Recommendation in response to such Superior Proposal and may enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(A)	the Person making such Superior Proposal is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, nondisclosure, business purpose, use or similar restriction with Pretivm;

(B)	Pretivm has been and continues to be in compliance with its obligations under the exclusivity and non-solicitation obligations under the Arrangement Agreement in all material respects;

(C)	Pretivm has delivered to Newcrest the information required by the Arrangement Agreement with respect to such Acquisition Proposal, as well as a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to make the Company Change in Recommendation;

(D)	Pretivm has provided Newcrest with a copy of the proposed agreement to be entered into in connection with the Superior Proposal and all supporting materials;

(E)	five (5) Business Days (the “Response Period”) shall have elapsed from the date on which Newcrest has received the notice of the Superior Proposal and all required documentation in respect thereto;

(F)	during the Response Period, Newcrest has had the opportunity to offer to amend the Arrangement Agreement and the Plan of Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(G)	after the Response Period, the Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by Newcrest) and that the failure by the Board to make the Company Change in Recommendation would be inconsistent with its fiduciary duties; and

(H)	prior to or concurrently with entering into a definitive agreement with respect to such Acquisition Proposal, it shall terminate the Arrangement Agreement and pay the Company Termination Payment.

(iv)	In circumstances where Pretivm provides Newcrest with notice of a Superior Proposal and all documentation required in relation thereto on a date that is less than ten (10) Business Days prior to the scheduled date of the Meeting, Pretivm may either proceed with or postpone the Meeting to a date that is not more than ten (10) Business Days after the scheduled date of the Meeting, and shall postpone the Meeting to such date that is not more than ten (10) Business Days after the scheduled date of the Meeting if so directed by Newcrest.

(v)	With respect to an Acquisition Proposal that constitutes a Superior Proposal, if, during the Response Period, the Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of a proposal to amend the Arrangement Agreement put forth by Newcrest, Pretivm shall promptly so advise Newcrest and Newcrest and Pretivm shall negotiate in good faith to amend the Arrangement Agreement to reflect such offer made by Newcrest and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(vi)	Upon written request by Newcrest, the Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal.

(vii)	Each successive amendment or modification to any Acquisition Proposal or agreement proposed to be entered into in connection with a Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and Newcrest shall be afforded a new Response Period from the date on which Newcrest has received notice of such amendment or modification, along with the associated documentation.

(viii)	Nothing contained in the Arrangement Agreement shall prohibit the Board from making disclosure to Shareholders as required by applicable law, including complying with Section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Canadian Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal and Rule 14d-9 under the Exchange Act, provided that neither Pretivm or the Board shall be permitted to recommend that the Shareholders tender any securities in connection with any take-over bid that is an Acquisition Proposal or effect a Company Change in Recommendation with respect thereto, unless permitted by the non-solicitation and exclusivity provisions in the Arrangement Agreement.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of Pretivm and Newcrest. The Arrangement Agreement may also be terminate prior to the Effective Time by either Pretivm or Newcrest if (a) the Effective Time has not occurred on or before the Outside Date, provided that the Arrangement Agreement may not be terminated in such instance by a Party whose failure to fulfill its covenants or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of or resulted in the failure of the Effective Time to occur by such Outside Date; (b) if the consummation of the Arrangement is made illegal or otherwise prohibited by a final and non- appealable law or order, provided that the Party seeking to terminate the Arrangement Agreement has complied in all material respects with its covenants under the Arrangement Agreement to appeal or overturn such law or order; or (c) if the Required Securityholder Approval has not been obtained as required by the Interim Order, provided that the Arrangement Agreement may not be terminated in such instance by a Party whose failure to fulfill its covenants or whose breach of any of its representations and warranties has been the cause of or resulted in the failure to receive the Required Securityholder Approval.

Company Termination Rights

Pretivm can terminate the Arrangement Agreement if (i) Newcrest (A) has not performed any of its covenants or agreements under the Arrangement Agreement or (B) has breached any representation or warranty of Newcrest set forth in the Arrangement Agreement, in each case, which would cause the conditions precedent set forth under paragraphs (i) or (ii) under The Arrangement – Conditions to Closing – Company Conditions not to be satisfied, and such breach is not cured in accordance with the Arrangement Agreement, provided that Pretivm is not then in breach of the Arrangement Agreement so as to cause the conditions precedent set forth under (i) or (ii) under The Arrangement – Conditions to Closing – Purchaser Conditions not to be satisfied ; (ii) the Board authorized Pretivm to enter into a written agreement with respect to a Superior Proposal, provided Pretivm is then in compliance with its exclusivity and non-solicitation covenants under the Arrangement Agreement; or (iii) there has occurred a Newcrest Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

Purchaser Termination Rights

The Purchaser may terminate the Arrangement Agreement if (i) prior to the Effective Time, there is a Company Change in Recommendation; (ii) Pretivm has willfully breached the exclusivity and non-solicitation provisions in the Arrangement Agreement in any material respect; (iii) Pretivm (A) has not performed any of its covenants or agreements under the Arrangement Agreement or (B) has breached any representation or warranty of Pretivm set forth in the Arrangement Agreement, in each case, which would cause the conditions precedent set forth under paragraphs (i) or (ii) under The Arrangement – Conditions to Closing – Purchaser Conditions not to be satisfied, and such breach is not cured in accordance with the Arrangement Agreement, provided that Newcrest is not then in beach of the Arrangement Agreement so as to cause the conditions precedent set forth under paragraphs (i) or (ii) under The Arrangement – Conditions to Closing – Company Conditions not to be satisfied; or (iv) there has occurred a Company Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

Termination Payment

The Arrangement Agreement contains a Termination Payment equal to $125,000,000 payable by Pretivm to Newcrest in certain circumstances in connection with the termination of the Arrangement Agreement. The Termination Payment is payable if (i) Newcrest terminates the Arrangement Agreement due to a Company Change in Recommendation or a willful breach of the Company’s exclusivity and non-solicitation obligations contained in the Arrangement Agreement in any material respect; (ii) the Arrangement Agreement is terminated by any Party due to a failure to obtain the Required Securityholder Approval following a Company Change in Recommendation; (iii) Pretivm terminates the Arrangement Agreement in connection with the Board authorizing Pretivm to enter into a written agreement with respect to a Superior Proposal; or (iv) the Arrangement Agreement is terminated by (A) any Party as a result of the Effective Time not occurring prior to the Outside Date or the failure to receive the Required Securityholder Approval or (B) by Newcrest as a result of a breach by Pretivm of its representations and warranties or a failure by Pretivm to comply with its covenants and agreements under the Arrangement Agreement, but only if, in either case: (Y) prior to such termination, a bona fide Acquisition Proposal for Pretivm shall have been made to Pretivm or publicly announced by any Person other than Newcrest (or any of its affiliates or any Person acting jointly or in concert with any of the foregoing) and not withdrawn and (Z) within twelve (12) months following the date of such termination, (1) Pretivm or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (Y) above) and such Acquisition Proposal is later consummated (whether or not within such twelve (12) month period); or (2) an Acquisition Proposal shall be been consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (Y) above); provided, that, for these purposes, Acquisition Proposal shall have the meaning ascribed to such term in the Arrangement Agreement, except that a reference to “20%” therein shall be deemed to be a reference to “50%”.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order, the Final Order and applicable law, without limitation (i) change the time for performance of any of the obligations or acts of the Parties; (ii) waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto; (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement; (iv) waive or modify performance of any of the obligations of the Parties; and/or (v) waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement. For greater certainty, if Pretivm and Newcrest determine, prior to the Meeting, that the matters contemplated by Sections 3.1(e) and 3.1(f) of the Plan of Arrangement are not necessary or desirable, then the Plan of Arrangement will be amended to remove such sections together with such other consequential changes as are necessary as a result of the removal of such sections from the Plan of Arrangement, and such amended Plan of Arrangement will be deemed to be the Plan of Arrangement presented to Shareholders and Optionholders at the Meeting.

Expenses

Except as expressly otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Arrangement shall be paid by the Party incurring such fees, costs or expenses.

RISK FACTORS

In evaluating the Arrangement, Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Pretivm, may also adversely affect the trading price of the Pretivm Shares, the Newcrest Shares and/or the businesses of Pretivm and Newcrest following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Shareholders should also carefully consider the risk factors associated with the businesses of Pretivm and Newcrest under the headings “Information Concerning the Combined Company” and “Information Concerning the Purchaser” in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

Risks Related to the Arrangement

The completion of the Arrangement is subject to conditions precedent

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of Pretivm’s , Newcrest’s or Acquireco’s control, including receipt of the Final Order, receipt of the Required Securityholder Approval, and receipt of the Required Regulatory Approvals.

In addition, the completion of the Arrangement is conditional on, among other things, no Pretivm Material Adverse Effect or Newcrest Material Adverse Effect having occurred, or having been disclosed to the public (if previous undisclosed to public) in respect of the other Party.

There can be no certainty, nor can Pretivm, Newcrest or Acquireco provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If the Arrangement is not completed, the market price of Pretivm Shares and/or Newcrest Shares may be adversely affected.

The Required Regulatory Approvals may not be obtained or, if obtained, may not be obtained on a favourable basis or in a timely manner

To complete the Arrangement, each of Pretivm and Newcrest must make certain filings with and obtain certain consents and approvals from various governmental and regulatory authorities. The Required Regulatory Approvals have not been obtained yet. The regulatory approval processes may take a lengthy period of time to complete, which could delay completion of the Arrangement. If obtained, the Required Regulatory Approvals may be conditioned, with the conditions imposed by the applicable Governmental Entity not being acceptable to either Pretivm or Newcrest, or, if acceptable, not being on terms that are favourable to the Combined Company. There can be no assurance as to the outcome of the regulatory approval processes, including the undertakings and conditions that may be required for approval or whether the Required Regulatory Approvals will be obtained. If not obtained, or if obtained on terms that are not satisfactory to either Pretivm or Newcrest, the Arrangement may not be completed.

Shareholders that elect the All Cash Consideration or the All Share Consideration may be subject to pro-ration in accordance with the Arrangement

If the total elections for All Cash Consideration and/or for All Share Consideration exceed the Maximum Cash Consideration or the Maximum Share Consideration, respectively, it is likely that Shareholders will not receive 100% of the All Cash Consideration or the All Share Consideration that they have elected or are deemed to have elected to receive.

The number of Newcrest Shares to be received under an election to receive Newcrest Shares as Consideration is fixed and will likely vary from the market value of the cash Consideration

Shareholders will have the right to elect to receive, or may as a result of pro-ration or the deeming provisions under the Arrangement, receive a fixed number of Newcrest Shares under the Arrangement rather than receiving Newcrest Shares with a fixed market value. Because the Newcrest Share Consideration will not be adjusted to reflect changes in the market price of the Newcrest Shares, the market value of the Newcrest Shares received under the Arrangement will likely vary from the value of the cash Consideration that may be received under the Arrangement.

The market price of the Pretivm Shares and Newcrest Shares may be materially adversely affected in certain circumstances

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Pretivm Shares may be materially adversely affected and decline to the extent that the current market price of the Pretivm Shares reflects a market assumption that the Arrangement will be completed. Depending on the reasons for terminating the Arrangement Agreement, Pretivm’s business, financial condition or results of operations could also be subject to various material adverse consequences, including as a result of paying the Termination Payment, as applicable, in connection to the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances

Newcrest has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement. Accordingly, there can be no certainty, nor can Newcrest provide any assurance that the Arrangement will not be terminated by Newcrest prior to the completion of the Arrangement. In addition, if the Arrangement is not completed by the Outside Date, Newcrest may terminate the Arrangement Agreement. The Arrangement Agreement also includes termination amounts payable if the Arrangement Agreement is terminated in certain circumstances. Additionally, any termination will result in the failure to realize the expected benefits of the Arrangement in respect of the operations and business of Pretivm.

If the Arrangement Agreement is terminated, there is no assurance that the Board will be able to find a party willing to pay an equivalent or greater price than the Consideration to be paid pursuant to the terms of the Arrangement Agreement.

The Arrangement is subject to certain conditions which may not be satisfied and therefore its completion is uncertain

As the Arrangement is dependent upon receipt, among other things, of the Required Regulatory Approvals and satisfaction of certain other conditions, its completion is uncertain. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of Pretivm’s resources to the completion thereof could have a negative impact on its relationship with its stakeholders and could have a material adverse effect on the current and future operations, financial condition and prospects of Pretivm.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Pretivm and Newcrest even if the Arrangement is not completed. Pretivm and Newcrest are each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, Pretivm may be required to pay Newcrest the Termination Payment. See “The Arrangement Agreement – Termination of Arrangement Agreement” in this Circular.

The Termination Payment provided under the Arrangement Agreement may discourage other parties from attempting to acquire Pretivm

Under the Arrangement Agreement, Pretivm would be required to pay a Termination Payment of $125,000,000 if the Arrangement Agreement is terminated in certain circumstances. This Termination Payment may discourage other parties from attempting to acquire Pretivm Shares or otherwise making an Acquisition Proposal to Pretivm, even if those parties would otherwise be willing to offer greater value to Securityholders than that offered by Newcrest under the Arrangement.

Restrictions from pursuing business opportunities

Pretivm is also subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which, Pretivm is restricted from soliciting, initiating or knowingly encouraging any Acquisition Proposal, among other things. The Arrangement Agreement also restricts Pretivm from taking specified actions until the Arrangement is completed without the consent of Newcrest. These restrictions may prevent Pretivm from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

There are risks related to the integration of Pretivm’s and Newcrest’s existing businesses

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under “The Arrangement — Background to and Anticipated Benefits of the Arrangement — Anticipated Benefits of the Arrangement”, above, will depend, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Newcrest’s ability to realize the anticipated growth opportunities and synergies from integrating Pretivm’s and Newcrest’s businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to Newcrest following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the ability of Newcrest to achieve the anticipated benefits of the Arrangement.

The Newcrest Shares issued in connection with the Arrangement may have a market value different than expected

Each Shareholder will have the option to elect to receive the All Share Consideration or the Default Consideration. Because the Newcrest Share Consideration will not be adjusted to reflect any changes in the market value of Newcrest Shares, the market values of the Newcrest Shares and the Pretivm Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of Newcrest Shares declines, the value of the consideration received by Shareholders electing or deemed to elect to receive Newcrest Shares for Pretivm Shares will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Newcrest, market assessments of the likelihood that the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of metals and other factors, including those factors over which neither Pretivm nor Newcrest has control.

Directors and officers of Pretivm have interests in the Arrangement that may be different from those of Shareholders generally

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that certain members of Pretivm’s senior management and the Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

The foregoing risks or other risks arising in connection with the failure of the Arrangement, including the diversion of management attention from conducting the business of Pretivm, may have a material adverse effect on Pretivm’s business operations, financial condition, financial results and share price.

INFORMATION CONCERNING THE COMPANY

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on October 22, 2010. Our head and registered office is located at Suite 2300, 1055 Dunsmuir Street, PO Box 49334, Vancouver, British Columbia, V7X 1L4. We have two wholly-owned subsidiaries, Pretium Exploration Inc. and 0890696 B.C. Ltd., which hold our interests in the Brucejack Mine and the assets related thereto. Both subsidiaries were incorporated under the BCBCA. The Company’s only material mineral project for the purposes of NI 43-101 is the Brucejack Project.

The Pretivm Shares are currently listed on the TSX and the NYSE under the symbol “PVG”. Following the completion of the Arrangement, the Company will be a wholly-owned subsidiary of Acquireco and the Pretivm Shares will be delisted from the TSX and NYSE.

INFORMATION CONCERNING THE PURCHASER

Information regarding the Purchaser is contained in Appendix G to this Circular. The information concerning the Purchaser contained in this Circular has been provided by the Purchaser for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information provided by the Purchaser is untrue or incomplete, the Company assumes no responsibility for the accuracy of such information or for any failure by the Purchaser to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

INFORMATION CONCERNING ACQUIRECO

Acquireco is a wholly owned subsidiary of the Purchaser incorporated under the laws of British Columbia on October 20, 2021 solely for the purposes of consummating the Arrangement. Acquireco’s registered and records office is located at 745 Thurlow Street, Suite 2400, Vancouver BC V6E 0C5, Canada.

INFORMATION CONCERNING THE COMBINED COMPANY

On completion of the Arrangement, Newcrest will continue to be a corporation incorporated under the laws of Australia. On the Effective Date, Acquireco will own all of the Pretivm Shares and Pretivm will be a wholly owned subsidiary of Acquireco.

For further information regarding the Combined Company after the completion of the Arrangement please see Appendix H – Information Concerning the Combined Company.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who, for purposes of the Tax Act, holds Pretivm Shares and will hold any Newcrest Shares acquired pursuant to the Arrangement, as capital property, deals at arm’s length with each of Pretivm and Newcrest and is not affiliated with Pretivm or Newcrest and who disposes of Pretivm Shares pursuant to the Arrangement.

Pretivm Shares and any Newcrest Shares generally will be considered capital property to a Shareholder for purposes of the Tax Act unless the Shareholder holds such Pretivm Shares or Newcrest Shares, as applicable, in the course of carrying on a business or the Shareholder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade. In circumstances where Pretivm Shares may not otherwise constitute capital property to a particular holder who is resident in Canada for purposes of the Tax Act, such holder may be entitled to elect that Pretivm Shares be deemed to be capital property by making an irrevocable election under subsection 39(4) of the Tax Act to deem every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in each subsequent taxation year to be capital property. Shareholders contemplating such an election should first consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Tax Regulations”) in force on the date hereof, and counsel’s understanding of the current published administrative policies of the CRA. The summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there is no certainty that the Tax Proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from Canadian federal income tax legislation or considerations.

This summary assumes that Newcrest has not and will not be resident or deemed to be resident in Canada for purposes of the Tax Act.

This summary does not apply to Shareholders which are “financial institutions” for the purposes of the mark- to-market rules in the Tax Act, “specified financial institutions” or an interest in which would be a “tax shelter” or a “tax shelter investment” each as defined in the Tax Act. This summary also does not apply to a Shareholder that has made a functional currency reporting election pursuant to the Tax Act or that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” with respect to their Pretivm Shares or Newcrest Shares. Moreover, this summary does not address the tax considerations to (i) Shareholders to whom Newcrest would be a “foreign affiliate” for the purposes of the Tax Act or (ii) Shareholders who acquired their Pretivm Shares on the exercise of an employee stock option or other incentive plan. Such Shareholders should consult their own tax advisors.

This summary also does not apply to Optionholders or holders of Pretivm RSUs, Pretivm PSUs or Pretivm DSUs.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Pretivm Shares, or Newcrest Shares, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant exchange rate applicable on the Effective Date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Residents of Canada

This part of the summary is applicable only to Shareholders, who, for the purposes of the Tax Act and at all relevant times, are resident, or deemed to be resident, in Canada (“Resident Shareholders”).

Disposition of Pretivm Shares for the Consideration

A Resident Shareholder whose Pretivm Shares are exchanged for the Consideration pursuant to the Arrangement will be considered to have disposed of those Pretivm Shares for proceeds of disposition equal to the aggregate fair market value, as at the time of the exchange, of the Consideration (including the fair market value of the Newcrest Shares if a Shareholder elects the All Share Consideration or the portion of the Newcrest Shares included in the Default Consideration) so acquired by the Resident Shareholder. As a result, the Resident Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Shareholder’s Pretivm Shares immediately before the exchange. See “Taxation of Capital Gains and Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The cost to the Resident Shareholder of any Newcrest Shares acquired pursuant to the Arrangement will equal the fair market value of such Newcrest Shares as at the time of the exchange. If the Resident Shareholder separately owns other Newcrest Shares as capital property at that time, the adjusted cost base of all Newcrest Shares owned by the Resident Shareholder as capital property immediately after the exchange will be determined by averaging the cost of the Newcrest Shares acquired on the exchange with the adjusted cost base of those other Newcrest Shares.

Dividends on Newcrest Shares

A Resident Shareholder will be required to include in computing such Resident Shareholder’s income for a taxation year the amount of any dividends including amounts deducted for foreign withholding tax, if any, received on the Newcrest Shares. Dividends received on Newcrest Shares by a Resident Shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. A Resident Shareholder that is a corporation will be required to include dividends received on Newcrest Shares in computing its income and will not be entitled to deduct the amount of such dividends in computing its taxable income.

To the extent that foreign withholding tax is payable by a Resident Shareholder in respect of any dividends received on Newcrest Shares, the Resident Shareholder may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances described in the Tax Act. Resident Shareholders should consult their own tax advisors regarding the availability of a foreign tax credit or deduction in their particular circumstances.

Disposition of Newcrest Shares

A disposition or deemed disposition of Newcrest Shares by a Resident Shareholder (including on a purchase of Newcrest Shares for cancellation by the company) will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of their Newcrest Shares immediately before the disposition. See “Taxation of Capital Gains and Losses” below.

Taxation of Capital Gains and Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one- half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years to the extent and under the circumstances specified in the Tax Act.

Foreign tax, if any, levied on any gain realized on a disposition of the Newcrest Shares may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their own particular circumstances.

A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional refundable tax on certain investment income, which includes taxable capital gains.

Offshore Investment Fund Property Rules

The Tax Act contains provisions (the “OIF Rules”) which, in certain circumstances, may require a Resident Shareholder to include an amount in income in each taxation year in respect of the acquisition and holding of Newcrest Shares if (1) the value of such Newcrest Shares may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing, which we collectively refer to as “Investment Assets;” and (2) it may reasonably be concluded that one of the main reasons for the Resident Shareholder acquiring, holding or having Newcrest Shares was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Shareholder.

In making this determination, the OIF Rules provide that regard must be had to all of the circumstances, including (i) the nature, organization and operation of any non-resident entity, including Newcrest, and the form of, and the terms and conditions governing, the Resident Shareholder’s interest in, or connection with, any such non-resident entity, (ii) the extent to which any income, profit and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any such non-resident entity, including Newcrest, are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits and gains if they were earned directly by the Resident Shareholder, and (iii) the extent to which any income, profits and gains of any such non-resident entity, including Newcrest, for any fiscal period are distributed in that or the immediately following fiscal period.

If applicable, the OIF Rules can result in a Resident Shareholder being required to include in its income for each taxation year in which such Resident Holder owns Newcrest Shares the amount, if any, by which (i) the total of all amounts each of which is the product obtained when the Resident Shareholder’s “designated cost” (as defined in the Tax Act) of their Newcrest Shares at the end of a month in the year is multiplied by 1/12 of the aggregate of the prescribed rate of interest for the period including that month plus two percentage points exceeds (ii) the Resident Shareholder’s income for the year (other than a capital gain) in respect of the Newcrest Shares determined without reference to the OIF Rules. Any amount required to be included in computing a Resident Shareholder’s income under these provisions will be added to the adjusted cost base of the Resident Shareholder’s Newcrest Shares.

The CRA has taken the position that the term “portfolio investment” should be given a broad interpretation. While the value of the Newcrest Shares should not be regarded as being derived primarily from portfolio investments in Investment Assets, there is a possibility that the CRA may take a different view. However, as noted above, even if this is the case, the OIF Rules will apply only if it is reasonable to conclude that one of the main reasons for a Resident Shareholder acquiring, holding or having the Newcrest Shares was to derive, either directly or indirectly, a benefit from Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Shareholder.

The OIF Rules are complex and Resident Shareholders are urged to consult their own tax advisors regarding the application and consequences of the OIF Rules in their own particular circumstances.

Foreign Property Information Reporting

In general, a Resident Shareholder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total cost amount of “specified foreign property” (as defined in the Tax Act), including Newcrest Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing certain prescribed information in respect of such property. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a “specified Canadian entity,” as will certain partnerships. Penalties may apply where a Resident Shareholder fails to file the required information return in respect of such Resident Shareholder’s “specified foreign property” (as defined in the Tax Act) on a timely basis in accordance with the Tax Act. The reporting requirements with respect to “specified foreign property” were expanded so that more detailed information is required to be provided to the CRA.

The reporting rules in the Tax Act are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Shareholder. Resident Shareholders should consult their own tax advisors regarding the reporting rules contained in the Tax Act.

Minimum Tax

A Resident Shareholder who is an individual (including certain trusts) is subject to minimum tax under the Tax Act. This tax is computed by reference to adjusted taxable income. Eighty percent (80%) of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up) are included in determining the adjusted taxable income of an individual. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years, to the extent specified by the Tax Act.

Dissenting Shareholders

A Resident Shareholder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Resident Shareholder”) and who disposes of Pretivm Shares in consideration for a cash payment from Acquireco will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Shareholder’s Pretivm Shares. Any capital gain or capital loss realized by the Dissenting Resident Shareholder, will be treated in the same manner as described above under the heading “Residents of Canada – Taxation of Capital Gains and Losses”.

A Dissenting Resident Shareholder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement.

In addition, a Dissenting Resident Shareholder that, throughout the relevant taxation year, is a “Canadian controlled private corporation” (as defined in the Tax Act) may be required to pay an additional refundable tax on certain investment income, which includes interest income.

Dissenting Resident Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Eligibility for Investment

The Newcrest Shares to be issued pursuant to the Arrangement would, if issued on the date of this Circular, be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”) and a tax-free savings account (“TFSA“) provided that the Newcrest Shares are listed on a “designated stock exchange” as defined for purposes of the Tax Act (which includes the TSX and ASX).

Notwithstanding the foregoing, a holder of Newcrest Shares, will be subject to a penalty tax if the Newcrest Shares, are held in a RRSP, RRIF, TFSA, as the case may be, and are a “prohibited investment” for such RRSP, RRIF, TFSA, RESP, or RDSP under the Tax Act. However, the Newcrest Shares, will not be a prohibited investment for a RRSP, RRIF or TFSA, as the case may be, held by a particular holder or annuitant provided the holder or annuitant deals at arm’s length with Newcrest for the purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in Newcrest. In addition, Newcrest Shares will generally not be a prohibited investment if the Newcrest Shares are “excluded property” as defined in the Tax Act. Shareholders should consult their own tax advisors as to whether the Newcrest Shares will be a prohibited investment in their particular circumstances.

Non-Residents of Canada

This part of the summary is applicable to Shareholders, who, for purposes of the Tax Act, have not been and will not be resident or deemed to be resident in Canada at any time while they have held or will hold Pretivm Shares and Newcrest Shares, and who do not use or hold, will not use or hold and are not and will not be, deemed to use or hold such Pretivm Shares and Newcrest Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Pretivm Shares for the Consideration and Disposition of Newcrest Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act on the disposition of Pretivm Shares or Newcrest Shares unless the Pretivm Shares, or Newcrest Shares, as the case may be, constitute “taxable Canadian property” of the Non-Resident Shareholder for purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.

Generally, provided the Pretivm Shares, or Newcrest Shares, respectively, are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and ASX) such shares will generally not constitute taxable Canadian property of a Non-Resident Shareholder unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Shareholder, persons with whom the Non- Resident Shareholder did not deal at arm’s length, partnerships in which the Non-Resident Shareholder or persons with whom the Non-Resident Shareholder does not deal at arm’s length, holds a membership interest directly, or indirectly, through one or more partnerships or the Non-Resident Shareholder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the applicable corporation, and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Pretivm Shares may also be deemed to be “taxable Canadian property” pursuant to the Tax Act in certain circumstances.

Even if any of the Pretivm Shares or Newcrest Shares are taxable Canadian property to a Non-Resident Shareholder at a particular time, such holder may be exempt from tax by virtue of an income tax treaty or convention to which Canada is a signatory.

In the event Pretivm Shares or Newcrest Shares, as the case may be, are taxable Canadian property to a Non- Resident Shareholder at the time of disposition and such Non-Resident Shareholder is not exempt from tax by a tax treaty, the tax consequences described above under “Certain Canadian Federal Income Tax Considerations for Shareholders – Residents of Canada – Disposition of Pretivm Shares for the Consideration”, “Certain Canadian Federal Income Tax Considerations for Shareholders – Residents of Canada – Disposition of Newcrest Shares” and “Certain Canadian Federal Income Tax Considerations for Shareholders – Residents of Canada – Taxation of Capital Gains and Losses” will generally apply.

Dividends on Shares

Dividends paid on Newcrest Shares to a Non-Resident Shareholder will not be subject to Canadian withholding tax or other income tax under the Tax Act.

Dissenting Shareholders

A Non-Resident Shareholder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Non-Resident Shareholder”) and disposes of Pretivm Shares to Pretivm in consideration for a cash payment from Acquireco will realize a capital gain or loss in the same manner as discussed above under “Resident of Canada - Dissenting Resident Shareholders”. A Dissenting Non-Resident Shareholder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Pretivm Shares pursuant to the exercise of their Dissent Rights unless such Pretivm Shares are considered to be “taxable Canadian property”, as discussed above, to such Dissenting Non-Resident Shareholder that is not exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Dissenting Non-Resident Shareholders whose Pretivm Shares may constitute “taxable Canadian property” should consult their own tax advisors.

Where a Dissenting Non-Resident Shareholder receives interest in connection with the exercise of Dissent Rights in respect of the Arrangement, the interest will generally not be subject to Canadian withholding tax under the Tax Act.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT

The following is a general discussion of certain U.S. federal income tax considerations relating to the Arrangement and to the receipt of the Consideration by U.S. Holders (as defined below) pursuant to the Arrangement and to the ownership and disposition of the Newcrest Shares by such U.S. Holders following the Arrangement, where such U.S. Holders hold the Pretivm Shares and Newcrest Shares, as applicable, as capital assets within the meaning of Section 1221 of the U.S. Tax Code. This discussion is based upon the provisions of the U.S. Tax Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No legal opinion from U.S. legal counsel or ruling from the United States Internal Revenue Service (the “IRS”) has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such a position would not be sustained by a court. This discussion also assumes that the Arrangement is carried out as described in this Circular and that the Arrangement is not integrated with any other transaction for U.S. federal income tax purposes.

The discussion does not constitute tax advice and does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law including:

•	banks, thrifts, mutual funds and other financial institutions;

•	regulated investment companies;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	broker-dealers;

•	tax-exempt organizations and pension funds;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	U.S. Holders that own, directly, indirectly or constructively, ten percent (10%) or more of the total voting power or total value of all of the outstanding stock of Pretivm or Newcrest, as applicable;

•	“Passive foreign investment companies” (“PFICs”) or “controlled foreign corporations” (“CFCs”);

•	persons liable for the alternative minimum tax;

•	holders that hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	holders other than U.S. Holders;

•	partnerships or other pass-through entities; and

•	holders, such as holders of Pretivm Options, who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

This discussion does not address any non-income tax considerations or any non-U.S., state or local tax consequences. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Pretivm Shares at the time of the Arrangement and, to the extent applicable, Newcrest Shares following the arrangement, that is:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership or other “pass-through” entity for U.S. federal income tax purposes, holds Pretivm Shares at the time of the Arrangement or, to the extent applicable, Newcrest Shares following the Arrangement, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A shareholder that is a partnership and a partner (or other owner) in such partnership is urged to consult its tax advisors about the U.S. federal income tax consequences of the Arrangement.

INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

U.S. Federal Income Tax Consequences of the Receipt of the Consideration Pursuant to the Arrangement

Subject to the discussion below under “– Passive Foreign Investment Company Considerations”, a U.S. Holder will generally recognize gain or loss equal to the difference, if any, between (i) the U.S. dollar value of the Consideration received pursuant to the Arrangement and (ii) such U.S. Holder’s adjusted tax basis in the Pretivm Shares surrendered in exchange therefor. Subject to the rules relating to the receipt of foreign currency and the PFIC rules discussed below, such recognized gain or loss would generally constitute capital gain or loss from sources within the United States and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Pretivm Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. A U.S. Holder’s initial tax basis in the Newcrest Shares, if any, received in the exchange will be equal to the fair market value of such shares on the Effective Date and a U.S. Holder’s holding period with respect to such shares will begin on the next day.

Payments Related to Dissent Rights

Subject to the discussion below under “– Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, a U.S. Holder that receives a payment for its Pretivm Shares pursuant to the exercise of Dissent Rights will generally recognize gain or loss equal to the difference, if any, between (i) the sum of the U.S. dollar value of the cash received and (ii) such U.S. Holder’s adjusted tax basis in the Pretivm Shares surrendered in exchange therefor. Subject to the rules relating to the receipt of foreign currency and the PFIC rules discussed below, such recognized gain or loss would generally constitute capital gain or loss from sources within the United States and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Dissent Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited.

Receipt of Foreign Currency

For purposes of determining gain or loss for U.S. federal income tax purposes upon the receipt of Canadian dollars as Consideration in the Arrangement or payments in respect of Pretivm Shares following the exercise of Dissent Rights, a cash basis U.S. Holder will calculate the U.S. dollar value of the cash received by reference to the exchange rate in effect on the date the Canadian dollars are actually or constructively received by the holder, without regard to whether the Canadian dollars are converted into U.S. dollars on such date. A cash basis U.S. Holder that paid Canadian dollars for Pretivm Shares will generally determine its tax basis in the Pretivm Shares by translating the Canadian dollars it paid into U.S. dollars using the exchange rate in effect on the settlement date of the holder’s purchase. If the Canadian dollars received pursuant to the Arrangement are not converted into U.S. dollars on the date of receipt, a cash basis U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value calculated as described above, and any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will generally be treated as ordinary income or loss. An accrual basis U.S. Holder may elect to apply the above rules applicable to cash basis U.S. Holders.

U.S. Federal Income Tax Consequences of the Ownership of the Newcrest Shares

Distributions with Respect to Newcrest Shares

Subject to the discussion below under “— Passive Foreign Investment Company Considerations”, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Newcrest Shares generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. tax withheld from the distribution) to the extent of the current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) of Newcrest. If such distribution to such U.S. Holder exceeds the current and accumulated earnings and profits of Newcrest then, to the extent of the excess, such distribution generally will be treated first as a non-taxable return of capital with respect to the Newcrest Share to the extent of and reducing (but not below zero) such U.S. Holder’s adjusted tax basis in the Newcrest Share and thereafter as gain from the sale or exchange of the Newcrest Share. Newcrest does not nor intends to maintain calculations of its earnings and profits in a manner necessary to enable U.S. Holders to determine the extent to which a distribution would be treated as a dividend. U.S. Holders should therefore assume that any distribution by Newcrest with respect to the Newcrest Shares would constitute dividend income.

A distribution to a U.S. Holder with respect to a Newcrest Share that is treated as a dividend generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income”. Distributions treated as dividends that are received by certain non-corporate U.S. persons (including individuals) in respect of stock of a non-U.S. corporation (other than a corporation that is, in the taxable year during which the distributions are made or the preceding taxable year, a PFIC) that is a “qualified foreign corporation” generally qualify for a preferential tax rate (plus, potentially, additional tax discussed below under “— Net Investment Income Taxes”) so long as certain holding period and other requirements are met. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current income tax treaty between the United States and Australia (the “U.S. Treaty”), meets these requirements, and Newcrest believes that it is eligible for the benefits of the U.S. Treaty. However, Newcrest would not be a qualified foreign corporation if it is a PFIC for the year of the distribution or the preceding taxable year. See “— Passive Foreign Investment Company Considerations”. Newcrest does not believe that it was a PFIC for its previous taxable year, and does not expect that it will be a PFIC for the current taxable year. However, there can be no assurance that the IRS will not challenge the determination made by Newcrest concerning its PFIC status or that Newcrest will not be a PFIC for the current taxable year or any subsequent taxable year. If Newcrest is not a qualified foreign corporation, a dividend paid by Newcrest to a U.S. Holder, including a U.S. Holder that is an individual, estate or trust, generally will be taxed at ordinary income rates. If a dividend qualifies for the preferential rates (applicable to a dividend from a qualified foreign corporation), special rules apply for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer is urged to consult its own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

Disposition of Newcrest Shares

Upon a sale, exchange or other disposition of a Newcrest Share, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on such sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such Newcrest Share. Subject to the discussion below under “– Passive Foreign Investment Company Considerations”, such gain or loss generally will be long-term capital gain or loss from sources within the United States if such U.S. Holder’s holding period for such Newcrest Share was more than one year at the time of disposition. Certain non-corporate U.S. Holders are entitled to preferential treatment for net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited.

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. In general, a corporation organized outside the United States is treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) generally is taken into account.

If Pretivm is classified as a PFIC for any tax year during which a U.S. Holder held Pretivm Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement. More specifically, under the default PFIC rules: (a) any gain recognized by a U.S. Holder on the disposition of Pretivm Shares pursuant to the Arrangement would be allocated ratably over such U.S. Holder’s holding period; (b) the amount allocated to the current tax year and any year prior to the first year in which Pretivm was classified as a PFIC would be taxed as ordinary income in the current year; (c) the amount allocated to each of the other tax years in the U.S. Holder’s holding period would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (d) an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of such other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

If Newcrest is classified as a PFIC for any tax year during which a U.S. Holder held Newcrest Shares, special, generally unfavorable, U.S. federal income tax rules will apply to such U.S. Holder. A distribution on a Newcrest Shares which constitutes an “excess distribution” under the PFIC rules will be allocated across the holding period for the Newcrest Share and, to the extent allocated to taxable periods prior to the distribution, will be (i) taxed at the highest marginal rates applicable to ordinary income for such period and (ii) subject to an interest charge. Any gain on a disposition of a Newcrest Share would be taxable as described above.

If a U.S. Holder owns Pretivm or Newcrest Shares during a taxable year in which Pretivm or Newcrest, as applicable, is a PFIC, then the PFIC rules generally will apply to such U.S. Holder with respect to those shares thereafter, even if Pretivm or Newcrest, as applicable, ceases to meet the requirements for PFIC status.

Based on their projected income, assets and activities, we believe that (i) Pretivm is not a PFIC during its current taxable year and was not a PFIC during its prior taxable year and (ii) Newcrest is not a PFIC during its current taxable year and was not a PFIC during its prior taxable year. However, PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Pretivm or Newcrest during their current tax year or during prior tax years.

The PFIC rules are extremely complex, and each U.S. Holder is urged to consult with its own tax advisor regarding the substantial effect such rules may have on the tax consequences to such U.S. Holder of the Arrangement and of holding Newcrest Shares, including certain tax elections that may be available to such U.S. Holder pursuant to the PFIC rules.

Net Investment Income Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from net gain from the sale, exchange or other disposition of Pretivm Shares, including pursuant to the Arrangement, or Newcrest Shares. Each U.S. Holder is urged to consult its own tax advisor regarding the application of this tax.

Backup Withholding and Information Reporting

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Holders with respect to the Consideration received pursuant to the Arrangement and payments in respect of Pretivm Shares following the exercise of dissent rights and with respect to payments of dividends on Newcrest Shares and to certain payments of proceeds on the sale, exchange or other disposition of Newcrest Shares, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed under “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular, no informed person of the Company (e.g. directors and executive officers of the Company and Persons beneficially owning or controlling or directing voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company), or any Associate or affiliate of any informed person, has had any material interest in any transaction, or proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries since the commencement of the most recently completed financial year of the Company.

AUDITORS

PricewaterhouseCoopers LLP (“PWC”) is the auditor of the Company and is independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. PWC has served as our auditor since October 24, 2010.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on our website at www.pretivm.com and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and MD&A for its most recently completed financial year which are filed on SEDAR and EDGAR. In addition, copies of the Company’s annual financial statements and MD&A and this Circular may be obtained upon request to the Company by contacting Investor Relations via telephone at 604-558-1784 or via email at invest@pretivm.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

DATED this 16th day of December, 2021

BY ORDER OF THE BOARD OF DIRECTORS OF PRETIUM RESOURCES INC.

(signed) “Richard O’Brien”

Richard O’Brien
Board Chair
Pretium Resources Inc.

APPENDIX A
ARRANGEMENT RESOLUTION

The text of the Arrangement Resolution which the securityholders will be asked to pass at the Pretivm Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under Section 291 of the Business Corporations Act (British Columbia) involving Pretium Resources Inc. (the “Company”), pursuant to the arrangement agreement among the Company, Newcrest BC Mining Ltd. and Newcrest Mining Limited (the “Purchaser”) dated November 8, 2021, as amended on December 13, 2021, as it may be further modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated December 16, 2021 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix B to the Circular, is hereby authorized, approved and adopted.

3.	The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company (the “Company Shareholders”) and the holders of options of the Company (the “Company Optionholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Shareholders or Company Optionholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

A-1

APPENDIX B
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

“Acquireco” means Newcrest BC Mining Ltd., a company existing under the laws of British Columbia;

“Acquireco Shares” means common shares in the capital of Acquireco; “Affected Person” has the meaning set forth in Section 5.3;

“All Cash Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, $18.50 in cash per Company Share;

“All Share Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, 0.8084 of a Purchaser Share per Company Share;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of the Company and the Purchaser, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated November 8, 2021 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement which is to be considered at the Company Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in Vancouver, British Columbia, in Melbourne, Australia or in New York, United States;

“Canadian Securities Laws” means the Securities Act (British Columbia), together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“Cash Adjustment Factor” means a number, rounded to six decimal places, equal to one minus the Share Pro-Ration Factor;

“Cash Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, $9.25 in cash per Company Share;

“Cash Electing Shareholder” means a Company Shareholder that has validly elected to receive the All Cash Consideration in accordance with Section 3.2(a) of the Plan of Arrangement;

“Cash Election” has the meaning specified in Section 3.2(a);

“Cash Election Share” means each Company Share in respect of which a Company Shareholder has made a valid Cash Election in accordance with Section 3.1(h);

“Cash Pro-Ration Factor” means the fraction, rounded to six decimal places, the numerator of which is the Maximum Cash Consideration and the denominator of which is the Total Elected Cash Consideration;

“Combination Consideration” means the Cash Consideration paid by Acquireco and the Share Consideration issued by Purchaser;

“Company” means Pretium Resources Inc., a corporation existing under the laws of British Columbia and, after the amalgamation in Section 3.1(f), means the corporation resulting from amalgamation in Section 3.1(f);

“Company DSU Plan” means the Company’s deferred share unit plan having an effective date of December 11, 2018;

“Company DSUs” means outstanding deferred share units granted under the Company DSU Plan;

“Company Option Plan” means the amended and restated incentive stock option plan of the Company dated March 27, 2019, as the same may be amended, supplemented or otherwise modified from time to time;

“Company Options” means outstanding options to purchase Company Shares granted under the Company Option Plan;

“Company PSUs” means outstanding performance share units granted under the Company RSU Plan;

“Company RSU Plan” means the Company’s restricted share unit plan dated March 27, 2019, which was approved by Company Shareholders at the annual general and special meeting on May 2, 2019;

“Company RSUs” means outstanding restricted stock units granted under the Company RSU Plan;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares and, for the purposes of the Company Meeting, the Arrangement Resolution and the Company Shareholder Approval, includes the holders of Company Options to the extent required by, and on the terms specified in, the Interim Order;

“Company Shares” means the common shares in the authorized share capital of the Company;

“Consideration” means, subject to proration, the Cash Consideration, the Share Consideration and/or the Combination Consideration, as set out in this Plan of Arrangement;

“Consideration Shares” means the Purchaser Shares to be issued as part of the Consideration pursuant to the Arrangement;

“Court” means the Supreme Court of British Columbia or other competent court, as applicable; “Depositary” means Computershare Investor Services Inc.; “Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder who has duly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Company Shares in respect of which Dissent Rights are validly exercised by such Company Shareholder;

“Effective Date” means the date on which the Arrangement becomes effective, as set out in Section 2.7 of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as agreed to by the Company and the Purchaser in writing;

“Election Deadline” means 5:00 p.m. (Vancouver time) two Business Days prior to the Company Meeting;

“Final Order” means the final order of the Court in a form acceptable to the Purchaser and the Company, each acting reasonably, pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Purchaser and the Company, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign; (b) any stock exchange, including the TSX and NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to the BCBCA, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably);

“Law” or “Laws” means, with respect to any Person, any applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form sent to Company Shareholders for use in connection with the Arrangement.

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Maximum Cash Consideration” has the meaning specified in Section 3.3(a).

“Maximum Share Consideration” has the meaning specified in Section 3.4(a).

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or upon the direction of the Court (with the prior written consent of the Company and the Purchaser, each acting reasonably) in the Final Order;

“Pretivm Exploration” means Pretium Exploration Inc., a corporation existing under the laws of British Columbia and a wholly owned subsidiary of the Company prior to the amalgamation in Section 3.1(f);

“Purchaser” means Newcrest Mining Limited, a corporation existing under the laws of Australia;

“Purchaser Midco” means Newcrest International Pty Ltd.;

“Purchaser Midco Shares” means shares in the capital of Purchaser Midco;

“Share Adjustment Factor” means a number, rounded to six decimal places, equal to one minus the Cash Pro-Ration Factor;

“Share Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, 0.4042 of a Purchaser Share per Company Share;

“Share Election” has the meaning specified in Section 3.2(b);

“Share Election Share” means each Company Share in respect of which a Company Shareholder has made a valid Share Election in accordance with Section 3.1(i);

“Share Electing Shareholder” means a Company Shareholder that has validly elected to receive the All Share Consideration in accordance with Section 3.2(b) of the Plan of Arrangement

“Share Pro-Ration Factor” means the fraction, rounded to six decimal placed, the numerator of which is the Maximum Share Consideration and the denominator of which is the Total Elected Share Consideration;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Tax Act” means the Income Tax Act (Canada);

“Total Elected Cash Consideration” has the meaning attributed to that term in Section 3.3(b);

“Total Elected Share Consideration” has the meaning attributed to that term in Section 3.4(b); and

“Withholding Obligation” has the meaning set forth in Section 5.3.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Annex by number or letter or both refer to the Article, Section or Annex, respectively, bearing that designation in this Plan of Arrangement.

1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Time References

References to time are to local time, Vancouver, British Columbia, unless otherwise specified.

1.8	Time

Time shall be of the essence in this Plan of Arrangement.

ARTICLE 2
EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon the Purchaser, the Company, the Depositary, the registrar and transfer agent of Company, Acquireco, all registered and beneficial Company Shareholders, including Dissenting Shareholders and holders of Company Options, Company RSUs, Company PSUs or Company DSUs.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, five minutes apart, except where noted, without any further authorization, act or formality:

(a)	each Company DSU, Company PSU, and Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company DSU Plan or Company RSU Plan, respectively, shall be deemed to be unconditionally vested (which, for greater certainty, shall include the full vesting of Company PSUs on the basis that all performance criteria associated therewith had been achieved and a 200% performance multiplier was applicable to such vesting), and such Company DSU, Company PSU, or Company RSU, as the case may be, shall, without any further action by or on behalf of a holder the Company DSU, Company PSU, or Company RSU, be deemed to be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the All Cash Consideration for each Company DSU, Company PSU, or Company RSU, respectively and such Company DSU, Company PSU, or Company RSU shall immediately be cancelled;

(b)	concurrently with the step described in Section 3.1(a), (i) each holder of Company DSUs, Company PSUs, and Company RSUs, respectively, shall cease to be a holder of such Company DSUs, Company PSUs, or Company RSUs (ii) each such holder’s name shall be removed from each applicable register maintained by Company, (iii) the Company DSU Plan and Company RSU Plan and all agreements relating to the Company DSUs, Company PSUs, and Company RSUs shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from the Company as described in Section 5.1 below, the consideration to which they are entitled to receive pursuant to Section 3.1(a), at the time and in the manner specified therein;

(c)	each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the amount (if any) by which the All Cash Consideration in respect of each Company Share underlying each Company Option exceeds the exercise price of such Company Option and such Company Option shall immediately be cancelled and, for greater certainty, where such amount is zero or negative, none of the Company, the Depositary, the Purchaser nor Acquireco shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(d)	concurrently with the step described in Section 3.1(c), (i) each holder of Company Options shall cease to be a holder of such Company Options (ii) each such holder’s name shall be removed from each applicable register maintained by Company, (iii) the Company Option Plan and all agreements relating to the Company Options shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from the amount held in escrow by the Depositary or the Company as described in Section 5.1 below, the consideration to which they are entitled to receive pursuant to Section 3.1(c), at the time and in the manner specified therein;

(e)	The capital of the issued and outstanding shares of Pretivm Exploration is reduced to $1.00, without any payment or distribution;

(f)	The Company and Pretivm Exploration amalgamate and continue as one company as if the amalgamation occurred pursuant to section 273 of the BCBCA with the following result: (i) the shares of Pretivm Exploration being cancelled on the amalgamation without any repayment of capital in respect of those shares; (ii) the amalgamated company having, as its notice of articles, the notice of articles of the Company; and (iii) the capital of the amalgamated company being the same as the capital of the Company;

(g)	each of the Company Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Acquireco (free and clear of all Liens) in consideration for a debt claim against Acquireco for the amount determined under Article 4, and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the registers of Company Shares maintained by or on behalf of Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares free and clear of all Liens, and Acquireco shall be entered in the registers of Company Shares maintained by or on behalf of Company, as the holder of such Company Shares;

(h)	concurrently with the steps described in Section 3.1(i) to 3.1(l) subject to proration in accordance with Section 3.3, each Cash Election Share outstanding immediately prior to the Effective Time (other than Company Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the All Cash Consideration from Acquireco, and:

(i)	the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to be paid the Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Company Shares maintained by or on behalf of the Company;

(i)	concurrently with the steps described in Section 3.1(h) and in Sections 3.1(j) to 3.1(l) subject to proration in accordance with Section 3.4, each Share Election Share outstanding immediately prior to the Effective Time (other than Company Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the All Share Consideration from the Purchaser, and:

(i)	the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to be paid the Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Company Shares maintained by or on behalf of the Company;

(j)	concurrently with the steps described in Sections 3.1(h), 3.1(i), 3.1(k) and 3.1(l) each Company Share outstanding immediately prior to the Effective Time (other than Company Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates and other than Cash Election Shares and Share Election Shares) shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the Combination Consideration, and:

(i)	the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to be paid the Combination Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Company Shares maintained by or on behalf of the Company;

(k)	concurrently with the steps Section 3.1(h) to 3.1(j) and Section 3.1(l) below, in consideration for the Purchaser delivering the Purchaser Shares to the Company Shareholders in accordance with Section 3.1(i) and 3.1(j), Acquireco Shares with an aggregate fair market value equal to the aggregate fair market value of the Purchaser Shares delivered in Sections 3.1(i) and 3.1(j) shall be issued by Acquireco to Purchaser Midco, and in respect thereof, there shall be added to the stated capital account maintained by Acquireco for the Acquireco Shares an amount equal to the fair market value of the Purchaser Shares delivered in Section 3.1(i) and 3.1(j); and

(l)	concurrently with the steps described in Sections 3.1(h) to 3.1(k), in consideration for Acquireco issuing Acquireco Shares to Purchaser Midco in accordance with Section 3.1(k) Purchaser Midco Shares with an aggregate fair market value equal to the aggregate fair market value of the Purchaser Shares delivered in Sections 3.1(i) and 3.1(j) shall be issued by Purchaser Midco to the Purchaser.

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2       Election Mechanics

With respect to the exchange of Company Shares effected pursuant to Section 3.1(d):

(a)	each Company Shareholder who has not exercised Dissent Rights and other than the Purchaser, Acquireco or any of their respective affiliates, may elect to receive the All Cash Consideration in respect of each Company Share held by such Company Shareholder (such election being a “Cash Election”), with such All Cash Consideration subject to proration in accordance with Section 3.3.

(b)	each Company Shareholder who has not exercised Dissent Rights and other than the Purchaser, Acquireco or any of their respective affiliates, may elect to receive the All Share Consideration in respect of each Company Share held by such Company Shareholder (such election being a “Share Election”), with such All Share Consideration subject to proration in accordance with Section 3.4.

(c)	in order to make the election provided for in Section 3.2(a) or (b), a Company Shareholder must deposit with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Shareholder’s election, which election shall be irrevocable and may not be withdrawn, together with any certificates representing the Company Shares held by such Company Shareholder; and

(d)	for the avoidance of doubt, any Company Shareholder who (i) does not make a valid Cash Election or a valid Share Election prior to the Election Deadline in accordance with this Section 3.2, or (ii) exercises Dissent Rights but, for any reason, is not ultimately determined to be entitled to be paid the fair value of his, her or its Company Shares in accordance with Article 4 shall, in each case, be deemed to have transferred each of his, her or its Company Shares to Acquireco in exchange for the Combination Consideration pursuant to Section 3.1(j).

3.3	Cash Proration

Notwithstanding Section 3.2 or any other provision herein to the contrary:

(a)	the maximum aggregate amount of cash consideration to be paid to Cash Electing Shareholders pursuant to Section 3.1(h) (the “Maximum Cash Consideration”) shall be the product of (i) the Cash Consideration; and (ii) the number of Company Shares (excluding Company Shares in respect of which Dissent Rights have been exercised, Company Shares held by the Purchaser, Acquireco or any of their respective affiliates and Company Shares for which neither a Cash Election nor a Share Election has been made) that are issued and outstanding immediately prior to the Effective Time; and

(b)	in the event that the aggregate amount of All Cash Consideration that would otherwise be payable to Cash Electing Shareholders pursuant to Section 3.1(d) but for the application of this Section 3.3 (the “Total Elected Cash Consideration”) exceeds the Maximum Cash Consideration, then:

(i)	the portion of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(h) to be satisfied in cash shall be determined by multiplying the All Cash Consideration by the Cash Pro-Ration Factor; and

(ii)	the balance of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(h) to be satisfied by the issuance of that number of Purchaser Shares which is determined by multiplying the All Share Consideration by the Share Adjustment Factor.

3.4	Share Proration

Notwithstanding Section 3.2 or any other provision herein to the contrary:

(a)	the maximum aggregate amount of Purchaser Shares to be paid to Share Electing Shareholders pursuant to Section 3.1(i) (the “Maximum Share Consideration”) shall be the product of (i) the Share Consideration; and (ii) the number of Company Shares (excluding Company Shares in respect of which Dissent Rights have been exercised, Company Shares held by the Purchaser, Acquireco or any of their respective affiliates, and Company Shares for which neither a Cash Election nor a Share Election has been made) that are issued and outstanding immediately prior to the Effective Time; and

(b)	in the event that the aggregate amount of All Share Consideration that would otherwise be payable to Share Electing Shareholders pursuant to Section 3.1(g) but for the application of this Section 3.4 (the “Total Elected Share Consideration”) exceeds the Maximum Share Consideration, then:

(i)	the portion of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(i) to be satisfied by the issuance of Purchaser Shares shall be determined by multiplying the All Share Consideration by the Share Pro-Ration Factor; and

(ii)	the balance of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(i) to be satisfied by the payment of cash which is determined by multiplying the All Cash Consideration by the Cash Adjustment Factor.

3.5	No Fractional Shares and Rounding of Cash Consideration

(a)	In no event shall any holder of Company Shares be entitled to receive a fractional Purchaser Share under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be issued to such Company Shareholder shall be rounded down to the closest whole number and, no consideration shall be paid in lieu of the issuance of a fractional Purchaser Share.

(b)	If the aggregate cash amount a Company Shareholder is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount such Company Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

ARTICLE 4
DISSENT RIGHTS

4.1	Dissent Rights

(a)	In connection with the Arrangement, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Company Shares held by such Company Shareholder pursuant to and in the manner set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order and this Section 4.1(a); provided that, notwithstanding section 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in section 242(1)(a) of the BCBCA must be received by Company not later than 4:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Company Meeting. Dissenting Shareholders who:

(i)	are ultimately entitled to be paid by Acquireco fair value for their Dissent Shares (1) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(h)); (2) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to Acquireco in accordance with Section 3.1(d); (3) will be entitled to be paid the fair value of such Dissent Shares by Acquireco, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (4) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(ii)	are ultimately not entitled, for any reason, to be paid by Acquireco fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder.

(b)	In no event shall Acquireco, the Purchaser or the Company or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial holder of Company Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of the Company as at the Effective Time.

(c)	For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Company Shares in respect of which a Person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5
CERTIFICATES AND PAYMENT

5.1	Certificates and Payments

(a)	Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, the Purchaser or Acquireco shall deliver or cause to be delivered to the Depositary (i) Consideration Shares to satisfy the Share Consideration payable to the Company Shareholders which Consideration Shares shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders; and (ii) sufficient funds to satisfy the aggregate Cash Consideration payable to the Company Shareholders and the holders of the Company Options in accordance with Section 3.1, which cash shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders or former holder of Company Options for distribution thereto in accordance with the provisions of this Article 5.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1, together with a duly completed and executed Letter of Transmittal and Election Form and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Company Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable, the Consideration that such Company Shareholder has the right to receive under the Arrangement for such Company Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)	On the Effective Date, the Purchaser will direct the Depositary to make payments pursuant to this Section 5.1(c) to holders of the Company Options, or alternatively, to transfer to the Company the aggregate amount payable to such holders in accordance with Section 3.1 (such amount to be held in escrow by the Company as agent and nominee for such holders until payments pursuant to this Section 5.1(c) are made to such holders). On the Effective Date, the Depositary or the Company, as the case may be, shall pay or cause to be paid out of such escrowed amount the amounts, net of applicable withholdings, to be paid to holders of Company Options pursuant to this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of Company, (ii) by cheque or similar means (delivered to such holder of Company Options, as reflected on the register maintained by or on behalf of Company in respect of the Company Options) or (iii) by delivery of Consideration Shares, as applicable.

(d)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more Company Shares (other than the Purchaser, Acquireco or any of their respective affiliates) shall be deemed at all times to represent only the right to receive from the Depositary in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1(j) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser, Acquireco and the Company in a manner satisfactory to the Purchaser, Acquireco and the Company, each acting reasonably, against any claim that may be made against the Purchaser, Acquireco and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

The Purchaser, Acquireco, the Company or the Depositary shall be entitled to deduct and withhold, or direct the Purchaser, Acquireco, the Company or the Depositary to deduct and withhold on their behalf, from any amount payable to any Person under this Plan of Arrangement (an “Affected Person”), such amounts as the Purchaser, Acquireco, the Company or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law (a “Withholding Obligation”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any amounts payable or otherwise deliverable to a Person under the Plan of Arrangement exceeds any amount of cash otherwise payable to such Person, the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable pursuant to the Plan of Arrangement to such Person as is necessary to provide sufficient funds to the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions payable to the broker, and (z) other reasonable costs and expenses).

5.4	Limitation and Proscription

To the extent that a former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then

(a)	the Consideration that such former Company Shareholder was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser, the Company or Acquireco, as applicable, for no consideration,

(b)	the Consideration that such former Company Shareholder was entitled to receive shall be delivered to the Purchaser or Acquireco, as applicable, by the Depositary,

(c)	the certificates formerly representing Company Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date, and

(d)	any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature.

5.5	Post-Effective Time Dividends and Distributions

(1)    No dividends or other distributions declared or made after the Effective Time with respect to Company Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 2.1.

(2)    All dividends and distributions made after the Effective Time with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary, subject to Section 5.4, in trust for the holder of such Consideration Shares. All monies received by the Depositary shall be invested by it in interest bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. Subject to this Section 5.5, the Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by such holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions and any interest thereon to which such holder is entitled pursuant to the Arrangement, net of any applicable withholding and other taxes.

5.6	No Liens

Any exchange or transfer of Company Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Company Shares (other than the Purchaser, Acquireco or any of their respective affiliates), Company Options, and of the Company, the Purchaser, Acquireco, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares and Company Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1	Amendments

(a)	The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Company and the Purchaser and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Company and the Purchaser, may be proposed by the Company and the Purchaser at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes. For greater certainty, if the Company and the Purchaser determine, prior to the Company Meeting, that the matters contemplated by sections 3.1(e) and (f) of this Plan of Arrangement are not necessary or desirable, then the Plan of Arrangement will be amended to remove such sections together with such other consequential changes as are necessary as a result of the removal of such sections from this Plan of Arrangement and such amended Plan of Arrangement will be deemed to be the Plan of Arrangement presented to Shareholders at the Company Meeting.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if it is agreed to in writing by each of the Company and the Purchaser and, if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and the Purchaser without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Purchaser is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX C
INTERIM ORDER

See attached.

No. S 2 1 1 0 9 1 4 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
PRETIUM RESOURCES INC.,

NEWCREST MINING LIMITED AND NEWCREST BC MINING LTD.

PRETIUM RESOURCES INC.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE MASTER MAIR	)	16/Dec/2021
)
)

ON THE APPLICATION of the Petitioner, Pretium Resources Inc. (“Pretivm”) for an Interim Order pursuant to its Petition filed on December 14, 2021.

[x]	without notice coming on for hearing by Microsoft Teams at Vancouver, British Columbia on December 16, 2021 and on hearing Sean K. Boyle, counsel for the Petitioner and upon reading the Petition herein and the Affidavit of Jacques Perron sworn on December 13, 2021 and filed herein (the “Perron Affidavit”); and upon being advised that it is the intention of Newcrest Mining Limited (“Newcrest”) to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Newcrest issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement;

THIS COURT ORDERS THAT:

DEFINITIONS

1.       As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notice of Meeting and Management Information Circular for the Special Meeting of Shareholders and Optionholders to be held virtually on January 20, 2022, at 2:00 p.m. (Vancouver time) (the “Circular”) attached as Exhibit “A” to the Perron Affidavit.

MEETING

2.       Pursuant to Sections 186, 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”), Pretivm is authorized and directed to call, hold and conduct a special meeting of the holders of common shares of Pretivm (the “Pretivm Shares”, the holders of which are the “Pretivm Shareholders”) and the holders of options to purchase Pretivm Shares (the “Pretivm Options”, the holders of which are the “Pretivm Optionholders”, and collectively with the Pretivm Shareholders, the “Pretivm Securityholders”) to be held at 2:00 p.m. (Vancouver time) on January 20, 2022 (the “Meeting”), virtually at https://meetnow.qlobal/MAZZWNK (the “Meeting”):

(a)	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) of the Pretivm Securityholders approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Appendix “B” to the Circular; and

(b)	to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3.       The Meeting will be called, held and conducted in accordance with the BCBCA, the articles of Pretivm and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.       Notwithstanding the provisions of the BCBCA and the articles of Pretivm, and subject to the terms of the Arrangement Agreement, Pretivm, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Pretivm Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to Pretivm Securityholders by one of the methods specified in paragraphs 9 and 10 of this Interim Order.

5.       The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meeting.

AMENDMENTS

6.       Prior to the Meeting, Pretivm is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Pretivm Securityholders, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7.       The record date for determining the Pretivm Securityholders entitled to receive notice of, attend and vote at the Meeting will be close of business on December 8, 2021 (the “Record Date”).

NOTICE OF MEETING

8.       The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Pretivm will not be required to send to the Pretivm Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9.       The Circular, the form of proxy, letter of transmittal and election form, and the Notice of Hearing of Petition (collectively referred to as the “Meeting Materials”), in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Perron Affidavit, with such deletions, amendments or additions thereto as counsel for Pretivm may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to:

(a)	the registered Pretivm Securityholders as they appear on the central securities register of Pretivm or the records of its registrar and transfer agent as at the close of business on the Record Date, but not to the Pretivm Securityholders who Pretivm, on two consecutive occasions, have sent a record but had such record returned because the Pretivm Securityholder could not be located, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to the Pretivm Securityholders at their addresses as they appear in the applicable records of Pretivm or its registrar and transfer agent as at the Record Date;

(ii)	by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above; or

(iii)	by email or facsimile transmission to any Pretivm Securityholder who has previously identified himself, herself or itself to the satisfaction of Pretivm acting through its representatives, who requests such email or facsimile transmission and in accordance with such request;

(b)	in the case of non-registered Pretivm Securityholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

(c)	the directors and auditors of Pretivm by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal; and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting.

10.       The Circular and Notice of Hearing of Petition in substantially the same form as contained in Exhibits “A” and “C”, respectively, to the Perron Affidavit, with such deletions, amendments or additions thereto as counsel for Pretivm may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (the “Notice Materials”), will be sent to the holders of deferred share units of Pretivm, the holders of performance share units of Pretivm, and the holders of restricted share units of Pretivm (collectively, the “Notice Securityholders”) at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal.

11.       Accidental failure of or omission by Pretivm to give notice to any one or more Pretivm Securityholder or Notice Securityholder or any other persons entitled thereto, or the non-receipt of such notice by one or more Pretivm Securityholder or Notice Securityholder or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Pretivm (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Pretivm, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

12.       Provided that notice of the Meeting is given and the Meeting Materials and the Notice Materials are provided to the Pretivm Securityholders, the Notice Securityholders, and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived.

DEEMED RECEIPT OF NOTICE

13.       The Meeting Materials and the Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a)	in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

14.       Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials and the Notice Materials may be communicated to the Pretivm Securityholders or the Notice Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the Pretivm Securityholders or the Notice Securityholders or other persons entitled thereto by any of the means set forth in paragraphs 9 and 10 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Pretivm.

QUORUM AND VOTING

15.       The quorum required at the Meeting will be two persons who are, or who represent by proxy, Pretivm Shareholders who, in the aggregate, hold at least 25% of the issued Pretivm Shares entitled to be voted at the Meeting.

16.       The vote required to pass the Arrangement Resolution will be the affirmative vote of at least two-thirds of the votes cast by (i) the Pretivm Shareholders; and (ii) the Pretivm Optionholders, voting together as a single class, present virtually or by proxy at the Meeting.

17.       In all other respects, the terms, restrictions and conditions set out in the articles of Pretivm will apply in respect of the Meeting.

PERMITTED ATTENDEES

18.       The only persons entitled to attend the Meeting will be (i) the Pretivm Securityholders or their respective proxyholders as of the Record Date, (ii) Pretivm’s directors, officers, auditors and advisors, (iii) representatives of Newcrest, (iv) representatives of Newcrest BC Mining Ltd. and (v) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the Pretivm Securityholders as at the close of business on the Record Date, or their respective proxyholders. The Pretivm Securityholders who participate in the Meeting will be deemed to be present at the Meeting and the Meeting is deemed to be held at the location of the Company’s registered office: 2300 - 1055 Dunsmuir Street, Four Bentall Centre, PO Box 49334, Vancouver, BC V7X 1L4.

SCRUTINEERS

19.       Representatives of Pretivm’s registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

20.       Pretivm is authorized to use the form of proxy and letter of transmittal and election form in connection with the Meeting, in substantially the same form as attached as Exhibit “B” to the Perron Affidavit and Pretivm may in its discretion waive generally the time limits for deposit of proxies by the Pretivm Securityholders if Pretivm deems it reasonable to do so. Pretivm is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

21.       The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials. Pretivm may in its discretion waive the time limits for the deposit of proxies by Pretivm Securityholders if Pretivm deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

22.       Each registered Pretivm Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order.

23.       Registered Pretivm Shareholders will be the only Pretivm Shareholders entitled to exercise rights of dissent. A beneficial holder of Pretivm Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Pretivm Shareholder to dissent on behalf of the beneficial holder of Pretivm Shares or, alternatively, make arrangements to become a registered Pretivm Shareholder.

24.       In order for a registered Pretivm Shareholder to exercise such right of dissent (the “Dissent Right”):

(a)	a Dissenting Pretivm Shareholder must deliver a written notice of dissent which must be received by Pretivm c/o Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, BC V7X 1L3 attn: Sean Boyle, by mail or by email to sean.boyle@blakes.com by 4:00 p.m. (Pacific time) on January 18, 2022, or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent;

(b)	a Dissenting Pretivm Shareholder must not have voted his, her or its Pretivm Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a Dissenting Pretivm Shareholder must dissent with respect to all of the Pretivm Shares held by such person; and

(d)	the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

25.       Notice to the Pretivm Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to Pretivm Shareholders in accordance with this Interim Order.

26.       Subject to further order of this Court, the rights available to the Pretivm Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Pretivm Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

27.       Upon the approval, with or without variation, by the Pretivm Securityholders of the Arrangement, in the manner set forth in this Interim Order, Pretivm may apply to this Court for, inter alia, an order:

(a)	pursuant to BCBCA Sections 291 (4)(a) and 295, approving the Arrangement; and

(b)	pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange

(collectively, the “Final Order”),

and the hearing of the Final Order will be held on January 25, 2022, at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

28.       The form of Notice of Hearing of Petition attached to the Perron Affidavit as Exhibit “C” is hereby approved as the form of Notice of Proceedings for such approval. Any Pretivm Securityholder or Notice Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

29.       Any Pretivm Securityholder or Notice Securityholder seeking to appear at the hearing of the application for the Final Order must:

(a)	file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

Blake, Cassels & Graydon LLP Barristers & Solicitors Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC V7X 1L3 Attention: Sean K. Boyle

by or before 4:00 p.m. (Vancouver time) on January 21, 2022.

30.       Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9 and 10 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

31.     In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

32.       Pretivm will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

33.       To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Pretivm, this Interim Order will govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for Petitioner
Sean K. Boyle

BY THE COURT

REGISTRAR

No. S 2110914 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
PRETIUM RESOURCES INC.,

NEWCREST MINING LIMITED AND NEWCREST BC MINING LTD.

PRETIUM RESOURCES INC.

PETITIONER

ORDER MADE AFTER APPLICATION

Sean K. Boyle

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC, V7X 1L3
(604) 631-3300

Agent: Dye & Durham

APPENDIX D

PETITION AND NOTICE OF HEARING OF PETITION FOR FINAL ORDER

See attached.

No. S2110914 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

PRETIUM RESOURCES INC.,

NEWCREST MINING LIMITED AND NEWCREST BC MINING LTD.

PRETIUM RESOURCES INC.

PETITIONER

PETITION TO THE COURT

This proceeding has been started by the petitioner for the relief set out in Part 1 below, by

Pretium Resources Inc. (the “Petitioner” or “Pretivm”)

If you intend to respond to this petition, you or your lawyer must

(a)	file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b)	serve on the Petitioner

(i)	2 copies of the filed response to petition, and

(ii)	2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the Petitioner,

(a)	if you were served with the petition anywhere in Canada, within 21 days after that service,

(b)	if you were served with the petition anywhere in the United States of America, within 35 days after that service,

(c)	if you were served with the petition anywhere else, within 49 days after that service, or

(d)	if the time for response has been set by order of the court, within that time.

(1)	The address of the registry is: 800 Smithe Street, Vancouver, BC, V6Z 2E1
(2)

The ADDRESS FOR SERVICE of the Petitioner is:

Blake, Cassels & Graydon LLP

Barristers & Solicitors

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, BC V7X 1L3

Attention: Sean K. Boyle

Fax number address for service (if any) of the Petitioner: N/A
E-mail address for service (if any) of the Petitioner: Vancouver.service@blakes.com and sean.boyle@blakes.com
(3)

The name and office address of the Petitioner’s lawyer is:

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC V7X 1L3
Attention: Sean K. Boyle

CLAIM OF THE PETITIONER

Part 1: ORDERS SOUGHT

The Petitioner applies for:

1.          An order (the “Interim Order”) pursuant to sections 186 and 288 to 297 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”) in the form attached as Appendix “A” to this Petition;

2.          An order (the “Final Order”) pursuant to sections 288-297 of the BCBCA:

(a)	approving an arrangement (the “Arrangement”), more particularly described in the plan of arrangement (the “Plan of Arrangement”), involving Pretivm, Newcrest Mining Limited (“Newcrest”), and Newcrest BC Mining Ltd. (“Newcrest BC”), a wholly-owned subsidiary of Newcrest. The Plan of Arrangement is attached as Appendix “B” to the management information circular entitled Notice of Meeting and Management Information Circular for the Special Meeting of Shareholders and Optionholders to be held virtually on January 20, 2022, at 2:00 p.m. (Pacific Time) (the “Circular”), attached as Exhibit “A” to the Affidavit of Jacques Perron sworn on December 13, 2021 and filed herein (the “Perron Affidavit”); and,

(b)	declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to those who will receive securities or cash consideration in the exchanges provided for in the Plan of Arrangement; and

3.          Such further and other relief as counsel for the Petitioner may advise and the Court may deem just.

Part 2: FACTUAL BASIS

DEFINITIONS

1.          As used in this Petition, unless otherwise defined herein, terms beginning with capital letters have the respective meanings set out in the Circular.

THE PETITIONER

2.          Pretivm’s address for service for the purpose of this proceeding at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

3.          Pretivm is a gold mining company with two wholly-owned subsidiaries, Pretivm Exploration Inc. and 0890696 B.C. Ltd., which hold its interests in its material mineral project, the Brucejack Mine, and the assets related thereto. Both subsidiaries were incorporated under the BCBCA.

4.          Pretivm is a reporting issuer in each of the provinces and territories of Canada. The Pretivm Shares are listed and traded on the TSX (Toronto Stock Exchange) and the NYSE (New York Stock Exchange) under the symbol “PVG”.

THE PURCHASER

5.          Newcrest is one of the world’s largest gold mining companies. Newcrest operates gold and copper mines in Australia, Canada and Papua New Guinea.

6.          Newcrest is currently a reporting issuer in Ontario and, if the Arrangement is completed, Newcrest will, as a result of the Arrangement, continue its reporting issuer status in all provinces and territories of Canada upon completion of the Arrangement. The Newcrest Shares are listed and posted for trading on the TSX, ASX (Australia Stock Exchange) and PNGX (Papa New Guinea’s National Stock Exchange).

7.          Newcrest BC is an indirect, wholly owned subsidiary of Newcrest incorporated under the laws of British Columbia on October 20, 2021, solely for the purposes of consummating the Arrangement.

OVERVIEW OF THE ARRANGEMENT

8.          Pretivm proposes, in accordance with Sections 186, 288, 289, 290 and 291 of the BCBCA, to call, hold and conduct a special meeting of the holders of common shares of Pretivm (the “Pretivm Shares”, the holders of which are the “Pretivm Shareholders”) and the holders of options to purchase Pretivm Shares (the “Pretivm Options”, the holders of which are the “Pretivm Optionholders”, and collectively with the Pretivm Shareholders, the “Pretivm Securityholders”) at 2:00 p.m. (Pacific time) on January 20, 2022 (the “Meeting”), virtually at httPs://meetnow.alobal/MAZZWNK, whereat, among other things, the Pretivm Securityholders will be asked to consider, and if deemed advisable, pass, with or without variation, a special resolution substantially in the form attached as Appendix “A” to the Circular (the “Arrangement Resolution”) approving, with or without variation, the Arrangement.

9.          In summary, the Arrangement provides for the acquisition of Pretivm by Newcrest, through Newcrest BC. As a result of the Plan of Arrangement, Pretivm will become a direct, wholly-owned subsidiary of Newcrest BC, and the Pretivm Shares will be de-listed from the TSX and the NYSE.

10.        In particular, pursuant to the Plan of Arrangement, each of the following transactions, will occur in the following order commencing at the Effective Time (with capitalized terms not defined herein having the definitions ascribed to them in the Plan of Arrangement):

(a)	each Pretivm deferred share unit (“Company DSU”), Pretivm performance share unit (“Company PSU”), and Pretivm restricted share unit (“Company RSU”) outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company DSU Plan or Company RSU Plan, respectively, shall be deemed to be unconditionally vested (which, for greater certainty, shall include the full vesting of Company PSUs on the basis that all performance criteria associated therewith had been achieved and a 200% performance multiplier was applicable to such vesting), and such Company DSU, Company PSU, or Company RSU, as the case may be, shall, without any further action by or on behalf of a holder the Company DSU, Company PSU, or Company RSU, be deemed to be assigned and transferred by such holder to Pretivm (free and clear of all Liens) in exchange for a cash payment equal to $18.50 in cash for each Pretivm Share (the “All Cash Consideration”) for each Company DSU, Company PSU, or Company RSU, respectively and such Company DSU, Company PSU, or Company RSU shall immediately be cancelled;

(b)	concurrently with the step described in paragraph (a) above, (i) each holder of Company DSUs, Company PSUs, and Company RSUs, respectively, shall cease to be a holder of such Company DSUs, Company PSUs, or Company RSUs (ii) each such holder’s name shall be removed from each applicable register maintained by Pretivm, (iii) the Company DSU Plan and Company RSU Plan and all agreements relating to the Company DSUs, Company PSUs, and Company RSUs shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from Pretivm as described in Section 5.1 of the Plan of Arrangement, the consideration to which they are entitled to receive pursuant to Section 3.1(a) of the Plan of Arrangement, at the time and in the manner specified therein;

(c)	each Pretivm Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Pretivm Option shall, without any further action by or on behalf of a holder of Pretivm Options, be deemed to be assigned and transferred by such holder to Pretivm (free and clear of all Liens) in exchange for a cash payment equal to the amount (if any) by which the All Cash Consideration in respect of each Pretivm Share underlying each Pretivm Option exceeds the exercise price of such Pretivm Option and such Pretivm Option shall immediately be cancelled and, for greater certainty, where such amount is zero or negative, none of Pretivm, the Depositary, Newcrest nor Newcrest BC shall be obligated to pay the holder of such Pretivm Option any amount in respect of such Pretivm Option;

(d)	concurrently with the step described in paragraph (c) above, (i) each holder of Pretivm Options shall cease to be a holder of such Pretivm Options (ii) each such holder’s name shall be removed from each applicable register maintained by Pretivm, (iii) the Company Option Plan and all agreements relating to the Pretivm Options shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from the amount held in escrow by the Depositary or Pretivm as described in Section 5.1 of the Plan of Arrangement, the consideration to which they are entitled to receive pursuant to Section 3.1(c) of the Plan of Arrangement, at the time and in the manner specified therein;

(e)	The capital of the issued and outstanding shares of Pretivm Exploration is reduced to $1.00, without any payment or distribution;

(f)	Pretivm and Pretivm Exploration amalgamate and continue as one company as if the amalgamation occurred pursuant to section 273 of the BCBCA with the following result: (i) the shares of Pretivm Exploration being cancelled on the amalgamation without any repayment of capital in respect of those shares; (ii) the amalgamated company having, as its notice of articles, the notice of articles of Pretivm; and (iii) the capital of the amalgamated company being the same as the capital of Pretivm;

(g)	each of the Pretivm Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Newcrest BC (free and clear of all Liens) in consideration for a debt claim against Newcrest BC for the amount determined under Article 4 of the Plan of Arrangement, and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Pretivm Shares and to have any rights as holders of such Pretivm Shares other than the right to be paid fair value for such Pretivm Shares as set out in Section 4.1 of the Plan of Arrangement;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Pretivm Shares from the registers of Pretivm Shares maintained by or on behalf of Pretivm; and

(iii)	Newcrest BC shall be deemed to be the transferee of such Pretivm Shares free and clear of all Liens, and Newcrest BC shall be entered in the registers of Pretivm Shares maintained by or on behalf of Pretivm, as the holder of such Pretivm Shares;

(h)	concurrently with the steps described in Section 3.1 (i) to 3.1(1) of the Plan of Arrangement subject to proration in accordance with Section 3.3 of the Plan of Arrangement, each Cash Election Share outstanding immediately prior to the Effective Time (other than Pretivm Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, Newcrest, Newcrest BC or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Pretivm Shares, be deemed to be assigned and transferred by the holder thereof to Newcrest BC (free and clear of all Liens) in exchange for the All Cash Consideration from Newcrest BC, and:

(i)	the holders of such Pretivm Shares shall cease to be the holders thereof and to have any rights as holders of such Pretivm Shares other than the right to be paid the Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of Pretivm Shares maintained by or on behalf of Pretivm; and

(iii)	Newcrest BC shall be deemed to be the transferee of such Pretivm Shares (free and clear of all Liens) and Newcrest BC shall be entered in the register of the Pretivm Shares maintained by or on behalf of Pretivm;

(i)	concurrently with the steps described in Section 3.1(h) and in Sections 3.1(j) to 3.1(1) of the Plan of Arrangement subject to proration in accordance with Section 3.4 of the Plan of Arrangement, each Share Election Share outstanding immediately prior to the Effective Time (other than Pretivm Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, Newcrest, Newcrest BC or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Pretivm Shares, be deemed to be assigned and transferred by the holder thereof to Newcrest BC (free and clear of all Liens) in exchange for the All Share Consideration from Newcrest, and:

(i)	the holders of such Pretivm Shares shall cease to be the holders thereof and to have any rights as holders of such Pretivm Shares other than the right to be paid the Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of Pretivm Shares maintained by or on behalf of the Company; and

(iii)	Newcrest BC shall be deemed to be the transferee of such Pretivm Shares (free and clear of all Liens) and Newcrest BC shall be entered in the register of the Pretivm Shares maintained by or on behalf of Pretivm;

(j)	concurrently with the steps described in Sections 3.1 (h), 3.1 (i), 3.1 (k) and 3.1 (I) of the Plan of Arrangement, each Pretivm Share outstanding immediately prior to the Effective Time (other than Pretivm Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, Newcrest, Newcrest BC or any of their respective affiliates and other than Cash Election Shares and Share Election Shares) shall, without any further action by or on behalf of a holder of Pretivm Shares, be deemed to be assigned and transferred by the holder thereof to Newcrest BC (free and clear of all Liens) in exchange for the Combination Consideration, and:

(i)	the holders of such Pretivm Shares shall cease to be the holders thereof and to have any rights as holders of such Pretivm Shares other than the right to be paid the Combination Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Pretivm Shares maintained by or on behalf of the Company; and

(iii)	Newcrest BC shall be deemed to be the transferee of such Pretivm Shares (free and clear of all Liens) and Newcrest BC shall be entered in the register of the Pretivm Shares maintained by or on behalf of Pretivm;

(k)	concurrently with the steps Section 3.1(h) to 3.1 (j) and Section 3.1(1) of the Plan of Arrangement, in consideration for Newcrest delivering the Purchaser Shares to the Pretivm Shareholders in accordance with Section 3.1 (i) and 3.1 (j) of the Plan of Arrangement, Acquireco Shares with an aggregate fair market value equal to the - aggregate fair market value of the Purchaser Shares delivered in Sections 3.1 (i) and 3.1 (j) of the Plan of Arrangement shall be issued by Newcrest BC to Purchaser Midco, and in respect thereof, there shall be added to the stated capital account maintained by Newcrest BC for the Acquireco Shares in an amount equal to the fair market value of the Purchaser Shares delivered in Section 3.1 (i) and 3.1 (j) of the Plan of Arrangement; and

(I)	concurrently with the steps described in Sections 3.1(h) to 3.1(k) of the Plan of Arrangement, in consideration for Newcrest BC issuing Acquireco Shares to Purchaser Midco in accordance with Section 3.1(k) of the Plan of Arrangement Purchaser Midco Shares with an aggregate fair market value equal to the aggregate fair market value of the Purchaser Shares delivered in Sections 3.1(i) and 3.1(j) of the Plan of Arrangement shall be issued by Purchaser Midco to Newcrest.

it being expressly provided that the events provided for in Section 3.1 of the Plan of Arrangement will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

BACKGROUND TO ARRANGEMENT

11.        The terms of the Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of Pretivm and Newcrest and their respective legal advisors. The material meetings, negotiations, discussions and actions among the parties that preceded the execution and public announcement of the Arrangement Agreement are summarized in the Circular in the section entitled “Background to the Arrangement”.

FAIRNESS OF THE ARRANGEMENT

12.        Pretivm retained BMO Nesbitt Burns (“BMO”) to deliver an opinion to the Board as to whether the Consideration to be received by the Pretivm Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pretivm Shareholders (other than Newcrest, Newcrest BC, and their respective affiliates). BMO has delivered a fairness opinion to the Board, dated as of November 8, 2021, concluding that, as of the date thereof, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Pretivm Shareholders is fair, from a financial point of view, to the Pretivm Shareholders (other than Newcrest, Newcrest BC, and their respective affiliates) (the “BMO Fairness Opinion”).

13.        Pretivm retained Citigroup Global Markets (“Citi”) to deliver an opinion to the Board and the Special Committee as to whether the Consideration to be received by the Pretivm Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pretivm Shareholders (other than Newcrest, Newcrest BC, and their respective affiliates). Citi has delivered a fairness opinion to the Board, dated as of November 8, 2021, concluding that, as of the date thereof, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration (as set forth in the Citi Fairness Opinion) to be received by the Pretivm Shareholders is fair, from a financial point of view, to the Pretivm Shareholders (other than Newcrest, Newcrest BC, and their respective affiliates) (the “Citi Fairness Opinion”).

14.        In evaluating and unanimously approving the Arrangement, the Special Committee and the Board gave careful consideration to the current and expected future position and condition of the business of Pretivm, and all terms of the Arrangement Agreement, including the conditions precedent, representations and warranties and deal protection provisions. The Special Committee and the Board considered a number of factors including, among others, the following:

(a)	Significant Premium to Pretivm Shareholders – The Consideration represents a premium of 23% and 29% to the closing price and the 20-day volume weighted average price, respectively, of the Pretivm Shares on the TSX as at November 8, 2021. The total equity value pursuant to the Arrangement is approximately $3.5 billion on a fully diluted basis;

(b)	Optionality for Pretivm Shareholders – The Pretivm Shareholders have the option to receive either (a) $18.50 in cash for each Pretivm Share held or (b) 0.8084 of a Newcrest Share for each Pretivm Share held, subject to proration;

(c)	Ability to Participate in Future Potential Growth of Combined Entity – By having the ability to elect to receive Newcrest Shares under the Arrangement, Pretivm Shareholders will have an opportunity to retain exposure to Brucejack, including discoveries in and around Brucejack such as the Golden Marmot Zone, while gaining exposure to Newcrest’s diversified portfolio of high-quality, long life, tier one assets. Moreover, Newcrest has the financial means and the technical capacity to maximize the long-term potential of the Brucejack Mine and the district scale opportunities in the surrounding Brucejack property;

(d)	Ability to Hold Enhanced Position in a Highly Prospective Gold and Copper Region – Pretivm Shareholders who elect to receive Newcrest Shares will have exposure to six tier one orebodies and a portfolio of organic growth options. The combination of Newcrest and Pretivm will create the leading gold miner in British Columbia’s Golden Triangle, operating both the Brucejack and Red Chris mines. The concurrent operation of both Red Chris and Brucejack mines will provide enhanced opportunities for both workforces, allow for aligned and optimal engagement with the First Nations and the broader community, and will provide the foundation of ongoing future investment in the region;

(e)	Complementary Company Cultures and ESG Focus – The Combined Company is positioned to be a leader in ESG initiatives in British Columbia. Newcrest and Pretivm have complementary corporate cultures and values, with a focus on safety, employee development and ESG. Newcrest is a respected partner of the First Nations in northwest British Columbia. Pretivm employees, First Nations partners and community partners will be very well positioned to succeed and develop under Newcrest’s world-class stewardship;

(f)	Business and Industry Risks – The business, operations, assets, financial condition, operating results and prospects of Pretivm are subject to significant uncertainty, including (but not limited to) risks associated with Pretivm’s dependency on the Brucejack mine, its only material property, for its future operating revenue, permitting and regulatory approvals, exploration and development risks and commodity price and inflation risks. The Board concluded that the Consideration under the Arrangement is more favourable to Pretivm Shareholders than continuing with Pretivm’s current business plan, including the inherent risks associated with ownership of a single-asset mining company, after taking into account the potential for such business plan to generate value for Pretivm Shareholders through the continued operation of Brucejack and the continued exploration and potential development of Pretivm’s exploration assets;

(g)	Robust and Supervised Negotiation Process – The Arrangement is the result of a robust negotiation process that was undertaken under the supervision of the Special Committee, which was comprised entirely of independent directors, and which received advice from Citi and independent legal counsel throughout the process;

(h)	BMO Opinion – The receipt by the Board of the BMO Fairness Opinion, which concludes that, as of the date of such opinion, subject to and based on the considerations, assumptions and limitations described therein, the Consideration is fair, from a financial point of view, to the Pretivm Shareholders (other than Newcrest, Newcrest BC, and their respective affiliates). See “The Arrangement – Opinions of Financial Advisors – BMO Opinion” in the Circular. The Board considered the fact that BMO was not providing as of the date of BMO’s opinion, and had not, during the preceding two-year period, except in connection with the Arrangement and BMO Financial Group, an affiliate of BMO, acting as lender in Pretivm’s credit facility, provided, investment banking, commercial banking or other similar financial services to Pretivm;

(i)	Citi Fairness Opinion – The receipt by the Board and the Special Committee of, and the conclusion contained in, the Citi Fairness Opinion, dated November 8, 2021, to the Board and the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, to the Pretivm Shareholders (other than Newcrest, Newcrest BC and their respective affiliates) of the Consideration (as set forth in such opinion) provided for pursuant to the Arrangement Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described under “The Arrangement - Opinions of Financial Advisors - Opinion of Citigroup Global Markets Inc.” in the Circular. The Special Committee considered the fixed fee payable to Citi for its services in connection with its opinion and that Citi was not providing as of the date of Citi’s opinion, and had not during the preceding two-year period provided, investment banking, commercial banking or other similar financial services to Pretivm unrelated to the Arrangement or to Newcrest;

(j)	Ability to Respond to Unsolicited Superior Proposals – Subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that, having regard to all of its terms and conditions, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal. The amount of the Termination Fee payable in certain circumstances, being C$125,000,000, is within the range of termination fees that are considered reasonable for transactions of this size and nature and would not, in the view of the Board, preclude a third party from potentially making a Superior Proposal;

(k)	Fairness of the Conditions – The Arrangement Agreement provides for certain conditions to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Board;

(l)	Securityholder and Court Approval – The Arrangement is subject to the following securityholder and Court approvals, which protect Pretivm Shareholders:

(i)	The Arrangement Resolution requires approval of at least 66 2/3% of the votes cast by: (i) the Pretivm Shareholders; and (ii) the Pretivm Optionholders, voting together as a single class, present virtually or by proxy at the Meeting; and

(ii)	The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to the Pretivm Shareholders and Pretivm Optionholders and other affected Persons.

(m)	Key Regulatory Approvals – The completion of the Arrangement is subject to Pretivm obtaining Key Regulatory Approvals, including the Competition Act Approval (obtained on December 2, 2021), the Investment Act Approval and the PRC Competition Clearance;

(n)	Support of Directors and Officers – Directors and officers of Pretivm have entered into the Voting Agreements pursuant to which, and subject to the terms thereof, they have agreed, among other things, to vote their Pretivm Shares and Pretivm Options in favour of the Arrangement Resolution; and

(o)	Dissent Rights – The terms of the Plan of Arrangement provide that Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Pretivm Shares (as described in the Plan of Arrangement).

15.        The completion of the Arrangement is subject to various conditions, including approval by the Pretivm Shareholders and Pretivm Optionholders in accordance with the terms of the Interim Order and approval by the Court.

THE MEETING AND APPROVALS

16.        The Record Date for determining the Pretivm Securityholders entitled to receive notice of, attend and vote at the Meeting is the close of business on December 8, 2021.

17.        In connection with the Meeting, Pretivm intends to send, to each Pretivm Securityholder, but not to Pretivm Securityholders who Pretivm, on two consecutive occasions, have sent a record but had such record returned because the Pretivm Securityholder could not be located, a copy of the following material and documentation (collectively referred to as the “Meeting Materials”) substantially in the form attached as Exhibits “A”, “B” and “C” to the Perron Affidavit:

(a)	the Circular (together with a cover letter to Pretivm Securityholders) which includes, among other things:

(i)	the Notice of Special Meeting of Pretivm Securityholders;

(ii)	a summary of the effects of the Arrangement;

(iii)	a summary of the reasons for the Recommendation;

(iv)	the text of the Arrangement Resolution;

(v)	a copy of the BMO Fairness Opinion;

(vi)	a copy of the Citi Fairness Opinion;

(vii)	a copy of the Plan of Arrangement;

(viii)	a copy of the Interim Order; and

(ix)	the text of Division 2 of Part 8 of the BCBCA setting out the dissent provisions of the BCBCA;

(b)	the form of proxy and letter of transmittal and election form; and

(c)	a copy of the Notice of Hearing of Petition.

18.         The Circular and Notice of Hearing of Petition in substantially the same form as contained in Exhibits “A” and “C”, respectively, to the Perron Affidavit, with such deletions, amendments or additions thereto as counsel for Pretivm may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to the holders of deferred share units of Pretivm, the holders of performance share units of Pretivm, and the holders of restricted share units of Pretivm (collectively, the “Notice Securityholders”).

19.        The Circular, which includes the Notice of Hearing of Petition, will be sent to Pretivm Securityholders and the Notice Securityholders no later than twenty-one days before the Meeting.

20.        All such documents may contain such amendments thereto as Pretivm may advise are necessary or desirable and not inconsistent with the terms of the Interim Order.

QUORUM AND VOTING

21.        In accordance with the articles of Pretivm, the quorum required at the Meeting will be two persons who are, or who represent by proxy, Pretivm Shareholders who, in the aggregate, hold at least 25% of the issued Pretivm Shares entitled to be voted at the Meeting.

22.        It is proposed that the vote required to pass the Arrangement Resolution will be the affirmative vote of at least two-thirds of the votes cast by (i) the Pretivm Shareholders; and (ii) the Pretivm Optionholders, voting together as a single class, present virtually or by proxy at the Meeting.

DISSENT RIGHTS

23.        Each registered Pretivm Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. Registered Pretivm Shareholders will be the only Pretivm Shareholders entitled to exercise rights of dissent. A beneficial holder of Pretivm Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Pretivm Shareholder to dissent on behalf of the beneficial holder of Pretivm Shares or, alternatively, make arrangements to become a registered Pretivm Shareholder.

24.        In order for a registered Pretivm Shareholder to exercise such right of dissent (the “Dissent Right”):

(a)	a Dissenting Pretivm Shareholder must deliver a written notice of dissent which must be received by Pretivm c/o Blake, Cassels & Graydon LLP, Suite 2600 - 595 Burrard Street, Vancouver, BC V7X 1L3 attn: Sean Boyle, by mail or by email to sean.boyle@blakes.com by 4:00 p.m. (Pacific time) on January 18, 2022, or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent;

(b)	a Dissenting Pretivm Shareholder must not have voted his, her or its Pretivm Shares at the Meeting, either by proxy or in person, in favor of the Arrangement Resolution;

(c)	a Dissenting Pretivm Shareholder must dissent with respect to all of the Pretivm Shares held by such person; and

(d)	the exercise of such Dissent Right must otherwise comply with the requirements of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

25.        Notice to the Pretivm Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to the Pretivm Shareholders in accordance with the Interim Order.

26.        Subject to further order of this Court, the rights available to the Pretivm Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Pretivm Shareholders with respect to the Arrangement.

UNITED STATES SECURITYHOLDERS

27.        There are Pretivm Shareholders in the United States. The issuance of Newcrest Shares in exchange for Pretivm Shares pursuant to the Arrangement has not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”). Pretivm hereby advises the Court that, based upon the Final Order, Newcrest intends to rely on the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) thereof, with respect to the issuance of Newcrest Shares pursuant to the Arrangement.

28.        In order to ensure that the exchange of Newcrest Shares in exchange for Pretivm Shares pursuant to the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, it is necessary that:

(a)	all persons entitled to receive Newcrest Shares pursuant to the Arrangement are given adequate and appropriate notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement and are provided with sufficient information necessary for them to exercise that right; there cannot be any improper impediment to the appearance by such persons at the hearing of the Court to approve of the Arrangement (though the requirement to file a notice of an intention to appear, will not be considered to be such an impediment);

(b)	all persons entitled to receive Newcrest Shares pursuant to the Arrangement are advised that such Newcrest Shares have not been registered under the 1933 Act and will be issued by Newcrest in reliance on the exemption from registration provided by Section 3(a)(10) of the 1933 Act;

(c)	the Interim Order specifies that each person entitled to receive Newcrest Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(d)	the Court holds a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order, the Court finds, prior to approving the Final Order, that the terms and conditions of the issuance of Newcrest Shares in exchange for Pretivm Shares pursuant to the Arrangement are fair and reasonable to all persons who are entitled to receive Newcrest Shares pursuant to the Arrangement, and the Final Order expressly states that the terms and conditions of the issuance of Newcrest Shares in exchange for Pretivm Shares pursuant to the Arrangement are fair and reasonable to all persons entitled to receive Newcrest Shares pursuant to the Arrangement.

NO CREDITOR IMPACT

29.        The Arrangement does not contemplate a compromise of any debt or any debt instruments of Pretivm and no creditor of Pretivm will be negatively affected by the Arrangement.

Part 3: LEGAL BASIS

1.          Sections 186 and 288 to 297 the BCBCA;

2.          Rules 2-1 (2)(b), 4-4, 4-5, 8-1 and 16-1 of the Supreme Court Civil Rules;

3.          Section 3(a)(10) of the United States Securities Act of 1933; and

4.          The equitable and inherent jurisdiction of the Court.

Part 4: MATERIALS TO BE RELIED ON

The Petitioner will rely on:

1.          Affidavit #1 of Jacques Perron, made on December 13, 2021;

2.          Affidavit #2 of Jacques Perron, to be sworn; and

3.          Such further and other material as counsel may advise and this Honourable Court may allow.

The Petitioner estimates that the hearing of the petition will take 20 minutes.

Date: December 14, 2021
Signature of lawyer of petitioner
Sean K. Boyle

To be completed by the court only:

Order made

[ ]   in the terms requested in paragraphs ___________ of Part 1 of this petition

[ ]   with the following variations and additional terms:
____________________________________________________
____________________________________________________
____________________________________________________
____________________________________________________
____________________________________________________

Date: ______  [dd/mmm/yyyy] ________
______________________________________________________

Signature of [ ] Judge [ ] Master

ENDORSEMENT ON ORIGINATING PETITION

FOR SERVICE OUTSIDE BRITISH COLUMBIA

The Petitioner claims the right to serve this Petition outside British Columbia on the grounds enumerated in Sections 10(e) and 10(h) of the Court Jurisdiction and Proceedings Transfer Act, that the proceeding:

(e)	concerns contractual obligations, and

(i)	the contractual obligations, to a substantial extent, were to be performed in British Columbia,

(ii)	by its express terms, the contract is governed by the law of British Columbia, or

(iii)	the contract

(A)	is for the purchase of property, services or both, for use other than in the course of the purchaser’s trade or profession, and

(B)	resulted from a solicitation of business in British Columbia by or on behalf of the seller, and

(h)	concerns a business carried on in British Columbia.

SCHEDULE “A”

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

PRETIUM RESOURCES INC.,

NEWCREST MINING LIMITED AND NEWCREST BC MINING LTD.

PRETIUM RESOURCES INC.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	) 16/Dec/2021
)
)

ON THE APPLICATION of the Petitioner, Pretium Resources Inc. (“Pretivm”) for an Interim Order pursuant to its Petition filed on December 14, 2021.

☒	without notice coming on for hearing by Microsoft Teams at Vancouver, British Columbia on December 16, 2021 and on hearing Sean K. Boyle, counsel for the Petitioner and upon reading the Petition herein and the Affidavit of Jacques Perron sworn on December 13, 2021 and filed herein (the “Perron Affidavit”); and upon being advised that it is the intention of Newcrest Mining Limited (“Newcrest”) to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Newcrest issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement;

THIS COURT ORDERS THAT:

DEFINITIONS

1.                      As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notice of Meeting and Management Information Circular for the Special Meeting of Shareholders and Optionholders to be held virtually on January 20, 2022, at 2:00 p.m. (Vancouver time) (the “Circular”) attached as Exhibit “A” to the Perron Affidavit.

MEETING

2.                      Pursuant to Sections 186, 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”), Pretivm is authorized and directed to call, hold and conduct a special meeting of the holders of common shares of Pretivm (the “Pretivm Shares”, the holders of which are the “Pretivm Shareholders”) and the holders of options to purchase Pretivm Shares (the “Pretivm Options”, the holders of which are the “Pretivm Optionholders”, and collectively with the Pretivm Shareholders, the “Pretivm Securityholders”) to be held at 2:00 p.m. (Vancouver time) on January 20, 2022 (the “Meeting”), virtually at https://meetnow.global/MAZZWNK (the “Meeting”):

(a)	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) of the Pretivm Securityholders approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Appendix “B” to the Circular; and

(b)	to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3.                      The Meeting will be called, held and conducted in accordance with the BCBCA, the articles of Pretivm and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.                      Notwithstanding the provisions of the BCBCA and the articles of Pretivm, and subject to the terms of the Arrangement Agreement, Pretivm, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Pretivm Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to Pretivm Securityholders by one of the methods specified in paragraphs 9 and 10 of this Interim Order.

5.                      The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meeting.

AMENDMENTS

6.                      Prior to the Meeting, Pretivm is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Pretivm Securityholders, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7.                      The record date for determining the Pretivm Securityholders entitled to receive notice of, attend and vote at the Meeting will be close of business on December 8, 2021 (the “Record Date”).

NOTICE OF MEETING

8.                      The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Pretivm will not be required to send to the Pretivm Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9.                      The Circular, the form of proxy, letter of transmittal and election form, and the Notice of Hearing of Petition (collectively referred to as the “Meeting Materials”), in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Perron Affidavit, with such deletions, amendments or additions thereto as counsel for Pretivm may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to:

(a)	the registered Pretivm Securityholders as they appear on the central securities register of Pretivm or the records of its registrar and transfer agent as at the close of business on the Record Date, but not to the Pretivm Securityholders who Pretivm, on two consecutive occasions, have sent a record but had such record returned because the Pretivm Securityholder could not be located, at least twenty- one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to the Pretivm Securityholders at their addresses as they appear in the applicable records of Pretivm or its registrar and transfer agent as at the Record Date;

(ii)	by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above; or

(iii)	by email or facsimile transmission to any Pretivm Securityholder who has previously identified himself, herself or itself to the satisfaction of Pretivm acting through its representatives, who requests such email or facsimile transmission and in accordance with such request;

(b)	in the case of non-registered Pretivm Securityholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

(c)	the directors and auditors of Pretivm by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal; and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting.

10.                     The Circular and Notice of Hearing of Petition in substantially the same form as contained in Exhibits “A” and “C”, respectively, to the Perron Affidavit, with such deletions, amendments or additions thereto as counsel for Pretivm may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (the “Notice Materials”), will be sent to the holders of deferred share units of Pretivm, the holders of performance share units of Pretivm, and the holders of restricted share units of Pretivm (collectively, the “Notice Securityholders”) at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal.

11.                    Accidental failure of or omission by Pretivm to give notice to any one or more Pretivm Securityholder or Notice Securityholder or any other persons entitled thereto, or the non-receipt of such notice by one or more Pretivm Securityholder or Notice Securityholder or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Pretivm (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Pretivm, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

12.                    Provided that notice of the Meeting is given and the Meeting Materials and the Notice Materials are provided to the Pretivm Securityholders, the Notice Securityholders, and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived.

DEEMED RECEIPT OF NOTICE

13.                    The Meeting Materials and the Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a)	in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

14.                    Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials and the Notice Materials may be communicated to the Pretivm Securityholders or the Notice Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the Pretivm Securityholders or the Notice Securityholders or other persons entitled thereto by any of the means set forth in paragraphs 9 and 10 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Pretivm.

QUORUM AND VOTING

15.                    The quorum required at the Meeting will be two persons who are, or who represent by proxy, Pretivm Shareholders who, in the aggregate, hold at least 25% of the issued Pretivm Shares entitled to be voted at the Meeting.

16.                     The vote required to pass the Arrangement Resolution will be the affirmative vote of at least two-thirds of the votes cast by (i) the Pretivm Shareholders; and (ii) the Pretivm Optionholders, voting together as a single class, present virtually or by proxy at the Meeting.

17.                     In all other respects, the terms, restrictions and conditions set out in the articles of Pretivm will apply in respect of the Meeting.

PERMITTED ATTENDEES

18.                    The only persons entitled to attend the Meeting will be (i) the Pretivm Securityholders or their respective proxyholders as of the Record Date, (ii) Pretivm’s directors, officers, auditors and advisors, (iii) representatives of Newcrest, (iv) representatives of Newcrest BC Mining Ltd. and (v) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the Pretivm Securityholders as at the close of business on the Record Date, or their respective proxyholders. The Pretivm Securityholders who participate in the Meeting will be deemed to be present at the Meeting and the Meeting is deemed to be held at the location of the Company’s registered office: 2300 - 1055 Dunsmuir Street, Four Bentall Centre, PO Box 49334, Vancouver, BC V7X 1L4.

SCRUTINEERS

19.                    Representatives of Pretivm’s registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

20.                    Pretivm is authorized to use the form of proxy and letter of transmittal and election form in connection with the Meeting, in substantially the same form as attached as Exhibit “B” to the Perron Affidavit and Pretivm may in its discretion waive generally the time limits for deposit of proxies by the Pretivm Securityholders if Pretivm deems it reasonable to do so. Pretivm is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

21.                    The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials. Pretivm may in its discretion waive the time limits for the deposit of proxies by Pretivm Securityholders if Pretivm deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

22.                    Each registered Pretivm Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order.

23.                    Registered Pretivm Shareholders will be the only Pretivm Shareholders entitled to exercise rights of dissent. A beneficial holder of Pretivm Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Pretivm Shareholder to dissent on behalf of the beneficial holder of Pretivm Shares or, alternatively, make arrangements to become a registered Pretivm Shareholder.

24.                    In order for a registered Pretivm Shareholder to exercise such right of dissent (the “Dissent Right”):

(a)	a Dissenting Pretivm Shareholder must deliver a written notice of dissent which must be received by Pretivm c/o Blake, Cassels & Graydon LLP, Suite 2600 - 595 Burrard Street, Vancouver, BC V7X 1L3 attn: Sean Boyle, by mail or by email to sean.boyle@blakes.com by 4:00 p.m. (Pacific time) on January 18, 2022, or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent;

(b)	a Dissenting Pretivm Shareholder must not have voted his, her or its Pretivm Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a Dissenting Pretivm Shareholder must dissent with respect to all of the Pretivm Shares held by such person; and

(d)	the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

25.                    Notice to the Pretivm Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to Pretivm Shareholders in accordance with this Interim Order.

26.                    Subject to further order of this Court, the rights available to the Pretivm Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Pretivm Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

27.                    Upon the approval, with or without variation, by the Pretivm Securityholders of the Arrangement, in the manner set forth in this Interim Order, Pretivm may apply to this Court for, inter alia, an order:

(a)	pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and

(b)	pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange

(collectively, the “Final Order”),

and the hearing of the Final Order will be held on January 25, 2022, at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

28.                    The form of Notice of Hearing of Petition attached to the Perron Affidavit as Exhibit “C” is hereby approved as the form of Notice of Proceedings for such approval. Any Pretivm Securityholder or Notice Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

29.                    Any Pretivm Securityholder or Notice Securityholder seeking to appear at the hearing of the application for the Final Order must:

(a)	file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

Blake, Cassels & Graydon LLP

Barristers & Solicitors

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, BC V7X 1L3

Attention: Sean K. Boyle

by or before 4:00 p.m. (Vancouver time) on January 21, 2022.

30.                    Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9 and 10 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

31.                    In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

32.                    Pretivm will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

33.                    To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Pretivm, this Interim Order will govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for Petitioner
Sean K. Boyle

BY THE COURT

REGISTRAR

No. __________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
PRETIUM RESOURCES INC.,

NEWCREST MINING LIMITED AND NEWCREST BC MINING LTD.

PRETIUM RESOURCES INC.

PETITIONER

ORDER MADE AFTER APPLICATION

Sean K. Boyle

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, BC, V7X 1L3

(604) 631-3300

Agent: Dye & Durham

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

PRETIUM RESOURCES INC.,

NEWCREST MINING LIMITED AND NEWCREST BC MINING LTD.

PRETIUM RESOURCES INC.

PETITIONER

NOTICE OF HEARING OF PETITION

To:          The holders of common shares (the “Pretivm Shares”, the holders of which are the “Pretivm Shareholders”) of Pretium Resources Inc. (“Pretivm”)

And to:    The holders of options to purchase Pretivm Shares (the “Pretivm Options”, the holders of which are the “Pretivm Optionholders”, and collectively with the Pretivm Shareholders, the “Pretivm Securityholders”)

And to:    The holders of deferred share units of Pretivm (each a “Pretivm DSU”)

And to:    The holders of performance share units of Pretivm (each a “Pretivm PSU”)

And to:    The holders of restricted share units of Pretivm (each a “Pretivm RSU”)

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”), pursuant to the Business Corporations Act, S.B.C., 2002, c. 57, as amended;

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on December 16, 2021 the Court has given directions as to the calling of a special meeting of the Pretivm Securityholders, for the purpose of, among other things, considering, and voting upon the special resolution to approve the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement that will result in the Pretivm Securityholders and holders of Pretivm DSUs, Pretivm PSUs and Pretivm RSUs receiving, as applicable:

(a)	in the case of each Pretivm Share held by those Pretivm Shareholders who make an election in accordance with the terms of the Arrangement, at the holder’s election: (a) $18.50 in cash for each Pretivm Share held (the “All Cash Consideration”) or (b) 0.8084 of an ordinary share in the capital of Newcrest Mining Ltd. (each, a “Newcrest Share”) for each Pretivm Share held (the “All Share Consideration”), in each case subject to pro- ration in accordance with the terms of the Arrangement to ensure that the aggregate of the All Cash Consideration payable and the All Share Consideration issuable under the Arrangement represents 50% of the total transaction consideration;

(b)	in the case of each Pretivm Share held by those Pretivm Shareholders who do not make an election in accordance with the terms of the Arrangement, $9.25 in cash and 0.4042 of a Newcrest Share for each Pretivm Share held;

(c)	in the case of each Pretivm Option, a cash payment equal to the amount, if any, by which the All Cash Consideration in respect of each Pretivm Share underlying each Pretivm Option exceeds the exercise price for such Pretivm Option, less applicable withholding taxes; and

(d)	in the case of each Pretivm DSU, Pretivm PSU, and Pretivm RSU, a cash payment equal to the All Cash Consideration for each Pretivm DSU, Pretivm PSU or Pretivm RSU;

to be effected thereby are procedurally and substantively fair and reasonable to the recipients, and shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on January 25, 2022 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the “Final Application”).

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to Newcrest Shares issued under the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, together with any affidavits and other material on which that person intends to rely at the hearing of the Final Application, and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on January 21, 2022.

The Petitioner’s address for delivery is:

BLAKE, CASSELS & GRAYDON LLP

Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Pretivm Securityholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Pretivm Securityholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: December 17, 2021
Signature of lawyer for Petitioner
Sean K. Boyle

APPENDIX E
BMO OPINION

November 8, 2021

The Board of Directors
Pretium Resources Inc.
2300 – 1055 Dunsmuir Street
Four Bentall Centre, PO Box 49334
Vancouver, BC V7X 1L4

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Pretium Resources Inc. (the “Company”) and Newcrest Mining Limited (the “Acquiror”) propose to enter into an arrangement agreement to be dated November 8, 2021 (the “Arrangement Agreement”) pursuant to which, among other things, the Acquiror will acquire all of the outstanding common shares of the Company (“Shares”), other than any Shares owned directly or indirectly by the Acquiror (the “Transaction”). Pursuant to the Transaction, Company shareholders will have the option to elect to receive C$18.50 per Share in cash or 0.8084 Acquiror shares per Company Share, subject to proration to ensure aggregate cash and Acquiror share consideration each represent 50% of total transaction consideration (the “Consideration”). The Transaction will be effected by way of an arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to holders of Shares (the “Shareholders”) in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness from a financial point of view of the Consideration to be received by the Shareholders, other than the Acquiror and its affiliates, pursuant to the Arrangement. We have not been asked to express, and are not expressing, any opinion as to the pro ration procedures and limitations provided for in the Arrangement Agreement.

Engagement of BMO Capital Markets

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in January 2020. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated April 15, 2020 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement and (ii) BMO Financial Group, an affiliate of BMO Capital Markets, acting as lender in the Company’s credit facility.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated November 4, 2021;

2.	certain publicly available information relating to the business, operations, financial condition and trading history of the Company, the Acquiror and other selected public companies we considered relevant;

3.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company;

4.	internal management forecasts, projections, estimates (including, without limitation, estimates of future resource or reserve additions) and budgets prepared or provided by or on behalf of management of the Company;

5.	discussions with management of the Company relating to the Company’s current business, plan, financial condition and prospects;

6.	public information with respect to selected precedent transactions we considered relevant;

7.	the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company;

8.	various reports published by equity research analysts we considered relevant;

9.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

10.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof. and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders (other than the Acquiror and its affiliates).

Yours truly,

BMO Nesbitt Burns Inc.

APPENDIX F

OPINION OF CITIGROUP GLOBAL MARKETS INC.

November 8, 2021

The Board of Directors
The Special Committee of the Board of Directors
Pretium Resources Inc.
1055 Dunsmuir Street, Suite 2300
Vancouver, British Columbia V7X 1L4
Canada

The Board of Directors and the Special Committee of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common shares of Pretium Resources Inc. (“Pretium”), other than as specified herein, of the Consideration (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Arrangement Agreement (together with the form of Plan of Arrangement attached as Schedule A thereto, the “Agreement”) proposed to be entered into among Pretium, Newcrest Mining Limited (“Newcrest”) and Newcrest BC Mining Ltd. (“Acquireco”), a wholly owned subsidiary of Newcrest, that contemplates, among other things, the acquisition by Newcrest, through Acquireco, of Pretium pursuant to a statutory arrangement under the Business Corporations Act (British Columbia) (such acquisition, the “Arrangement”). We understand that, pursuant to the Arrangement, each outstanding common share in the capital of Pretium (“Pretium Shares”) will be exchanged, at the election of the holder thereof, for C$18.50 in cash or 0.8084 of a common share in the capital of Newcrest (“Newcrest Shares”) or, with respect to Pretium Shares for which the holder thereof has not made a valid election, blended consideration of C$9.25 in cash and 0.4042 of a Newcrest Share (such blended consideration, the “Consideration”), subject to certain adjustments and election and proration procedures, with the maximum aggregate cash amount and the maximum aggregate share portion of the consideration payable in the Arrangement each capped at 50% of the total consideration (as to which adjustments and election and proration procedures we express no opinion). The terms and conditions of the Arrangement are more fully set forth in the Agreement.

This opinion does not constitute an independent formal valuation for the purposes of Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions.

In arriving at our opinion, we reviewed a draft, dated November 7, 2021, of the Agreement, which we have been advised by representatives of Pretium is in substantially final form, and held discussions with certain senior officers, directors and other representatives of Pretium and certain officers and other representatives of Newcrest concerning the businesses, operations and prospects of Pretium and Newcrest. We reviewed certain publicly available business and financial information relating to Pretium and Newcrest provided to or discussed with us by the managements of Pretium and Newcrest, including certain financial forecasts and other information and data relating to Pretium prepared by the management of Pretium, certain publicly available research analysts’ estimates relating to Newcrest, certain publicly available future commodity price estimates and assumptions reviewed and discussed with the management of Pretium and certain information and data provided to or discussed with us by the management of Pretium relating to potential strategic implications anticipated by such management to result from the Arrangement. We also reviewed the financial terms of the Arrangement as set forth in the Agreement and, as applicable, current and historical market prices of Pretium Shares and Newcrest Shares, the financial condition and certain historical and projected financial and operating data of Pretium and Newcrest and the capitalization of Pretium and Newcrest. We analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations we considered relevant in evaluating those of Pretium and Newcrest and considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Arrangement. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee and a summary of the material financial analyses and certain other information reviewed with the Board of Directors of Pretium (the “Board of Directors”) and the Special Committee of the Board of Directors of Pretium (the “Special Committee”) and performed by us in connection with our opinion is attached hereto as Appendix A.

The Board of Directors

The Special Committee of the Board of Directors
Pretium Resources Inc.
November 8, 2021

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements and other representatives of Pretium and Newcrest that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data relating to Pretium that we have been directed to utilize in our analyses, we have been advised and we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pretium as to, and are a reasonable basis upon which to evaluate, the future financial performance of Pretium, the potential strategic implications of the Arrangement and the other matters covered thereby. With respect to the publicly available research analysts’ estimates relating to Newcrest utilized in our analysis, we have assumed, with your consent, that such estimates are a reasonable basis upon which to evaluate the future financial performance of Newcrest. We also have assumed, with your consent, that certain financial information based on publicly available future commodity price assumptions and estimates or prepared in foreign currencies and converted based on certain exchange rates utilized in our analyses are reasonable and appropriate for purposes of our analyses. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which they are based) provided to or otherwise reviewed by or discussed with us.

We have relied upon the assessments of the management of Pretium as to, among other things, the mines and projects, and exploration, development and production activities, of Pretium and Newcrest, including associated capital expenditures and operating and other costs and the likelihood, timing and other aspects relating to pending and proposed projects and activities. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on Pretium, Newcrest or the Arrangement (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that commodity price and currency or exchange rate fluctuations would not be meaningful in any respect to our analyses or opinion.

We have not made or, except for certain technical reports relating to Pretium and Newcrest, been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off- balance sheet or otherwise) of Pretium, Newcrest or any other entity nor have we made any physical inspection of the properties or assets of Pretium, Newcrest or any other entity. We are not experts in the evaluation of mineral resources or reserves and we express no view or opinion as to the exploration, development or production (including, without limitation, as to the costs, feasibility or timing thereof) of any properties of Pretium, Newcrest or any other entity. We have not evaluated the solvency or fair value of Pretium, Newcrest or any other entity under any federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations or the potential impact thereof on Pretium, Newcrest or any other entity.

The Board of Directors

The Special Committee of the Board of Directors
Pretium Resources Inc.
November 8, 2021

We have assumed, with your consent, that the Arrangement will be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Arrangement or otherwise, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, will be imposed or occur that would have an adverse effect on Pretium, Newcrest or the Arrangement (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We are not expressing any view or opinion as to the actual value of Newcrest Shares when issued as contemplated in the Arrangement or the prices at which Pretium Shares, Newcrest Shares or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Arrangement. Representatives of Pretium have advised us, and we have assumed, that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us. We are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Arrangement or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Pretium, Newcrest or the Arrangement (including the contemplated benefits thereof), and we have relied, with your consent, upon the assessments of representatives of Pretium as to such matters.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Consideration (to the extent expressly specified herein), without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Pretium held by such holders, and our opinion does not in any way address the allocation or relative fairness of the Consideration among holders of Pretium Shares. Our opinion does not address any other terms, aspects or implications of the Arrangement, including, without limitation, the form or structure of the Arrangement, any adjustments to or election and proration procedures regarding the Consideration, any pre-acquisition restructurings, any voting agreement or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Arrangement or otherwise. In connection with our engagement, we were not requested to, and we did not, participate in the negotiation or structuring of the Arrangement nor were we requested to, and we did not, solicit third-party indications of interest in the acquisition of Pretium or any alternative transaction. We express no view as to, and our opinion does not address, the underlying business decision of Pretium to effect or enter into the Arrangement, the relative merits of the Arrangement as compared to any alternative business strategies that might exist for Pretium or the effect of any other transaction which Pretium might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Arrangement, or any class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, the industry in which Pretium and Newcrest operate (including commodity prices related to such industry), and the securities of Pretium and Newcrest have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on Pretium, Newcrest or the Arrangement (including the contemplated benefits thereof).

The Board of Directors

The Special Committee of the Board of Directors
Pretium Resources Inc.
November 8, 2021

Citigroup Global Markets Inc. has acted as financial advisor to the Special Committee in connection with the proposed Arrangement with respect to this opinion and will receive an aggregate fixed fee for such services, of which a portion is payable upon execution of the Agreement and a portion is payable upon the delivery of this opinion. In addition, Pretium has agreed to reimburse our expenses and to indemnify us against certain liabilities arising from our engagement.

As you are aware, although we and our affiliates currently are not providing, and during the past two years have not provided, investment banking, commercial banking or other similar financial services to Pretium unrelated to the proposed Arrangement or to Newcrest for which we and our affiliates have received compensation, we and our affiliates may in the future provide services to Pretium, Newcrest and/or their respective affiliates, for which services we and our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates may actively trade or hold the securities or financial instruments (including loans and other obligations) of Pretium, Newcrest and/or their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position or otherwise effect transactions in such securities or financial instruments. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Pretium, Newcrest and/or their respective affiliates.

Our advisory services and the opinion expressed herein are provided solely for the information of the Board of Directors and the Special Committee (solely in their capacities as such) in their evaluation of the proposed Arrangement and may not be relied upon by any third party or used for any other purpose. Our opinion and related materials may not be quoted, referred to or otherwise disclosed, in whole or in part, nor may any public reference to Citigroup Global Markets Inc. be made, without our prior written consent. Our opinion is not intended to be and does not constitute a recommendation as to any election that a securityholder might make or how the Board of Directors, the Special Committee or any securityholder should vote or act on any matters relating to the proposed Arrangement or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration provided for pursuant to the Agreement is fair, from a financial point of view, to holders of Pretium Shares (other than Newcrest, Acquireco and their respective affiliates).

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Appendix A

Summary of Material Financial Analyses and Certain Additional Information

Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the opinion of Citigroup Global Markets Inc. (“Citi”), dated November 8, 2021, to the Board of Directors of Pretium (the “Board of Directors”) and the Special Committee of the Board of Directors of Pretium (the “Special Committee”) in connection with the Arrangement.

In preparing its opinion, dated November 8, 2021, to the Board of Directors and the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the Consideration to be received by holders of Pretium Shares (other than Newcrest, Acquireco and their respective affiliates) pursuant to the Agreement, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of Citi’s opinion, many of which are beyond the control of Pretium and Newcrest. No company, business or transaction reviewed is identical or directly comparable to Pretium, Newcrest or the Arrangement and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or the results from any particular analysis.

The estimates contained in Citi’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the Arrangement. The type and amount of consideration payable in the Arrangement were determined through negotiations between Pretium and Newcrest and the decision on behalf of Pretium to enter into the Agreement was solely that of the Board of Directors upon the recommendation of the Special Committee. Citi’s opinion was only one of many factors considered by the Board of Directors and the Special Committee in their evaluation of the Arrangement and should not be viewed as determinative of the views of the Board of Directors, the Special Committee or the management of Pretium with respect to the Arrangement or the consideration provided for pursuant to the Agreement.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses reviewed with the Board of Directors and the Special Committee and certain additional information considered by Citi in connection with Citi’s opinion, dated November 8, 2021. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. Except as otherwise noted, financial data utilized for Pretium in the financial analyses described below were based on certain financial forecasts and other information and data relating to Pretium prepared by the management of Pretium (the “Pretium forecasts”) and financial data utilized for Newcrest in the financial analysis described below were based on certain publicly available research analysts’ estimates relating to Newcrest.

Pretium Financial Analyses

Net Asset Value Analysis. Citi performed a net asset value analysis of Pretium by calculating the estimated present value (as of September 30, 2021) of the unlevered, after-tax free cash flows that Pretium was expected to generate from operating its assets during the fiscal year ending December 31, 2021 through the fiscal year ending December 31, 2042 based on, among other things, the Pretium forecasts and publicly available research analysts’ consensus gold prices and using a selected range of real discount rates of 4.9% to 5.7%. Citi also took into account, based on the Pretium forecasts, public filings and other publicly available information, as applicable, Pretium’s gold exploration discovery at the Golden Marmot Zone on its Brucejack property, net debt (as of September 30, 2021) and proceeds from in-the-money options.

This analysis indicated the following approximate implied per share equity value reference range for Pretium, as compared to the Consideration:

Implied Equity Value
Per Share Reference Range	Consideration
C$12.47 – C$13.06	C$18.70

Selected Public Companies Analysis. Citi reviewed publicly available financial and stock market information of Pretium and the following six selected companies that Citi viewed as generally relevant for purposes of analysis as publicly traded precious metals mining companies with operating assets located in the Americas (collectively, the “selected companies”):

●	Alamos Gold Inc.

●	Lundin Gold Inc.

●	New Gold Inc.

●	Torex Gold Resources Inc.

●	Victoria Gold Corp.

●	Wesdome Gold Mines Ltd.

Citi reviewed, among other information, closing share prices on November 5, 2021 as a multiple of net asset value per share. Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for Pretium was based on the Pretium forecasts and public filings.

The overall low to high estimated net asset value per share multiples observed for the selected companies were 0.6x to 1.1x (with a median of 0.9x). Citi then applied a selected range of estimated net asset value per share multiples derived from the selected companies of 0.8x to 1.0x to the estimated net asset value per share for Pretium based on the Pretium forecasts (which estimated net asset value per share for Pretium was derived utilizing the same methodology described above under “—Net Asset Value Analysis” but applying a publicly available research analysts’ consensus discount rate of 5%).

This analysis indicated the following approximate implied per share equity value reference range for Pretium, as compared to the Consideration:

Implied Equity Value
Per Share Reference Range	Consideration
C$10.39 – C$12.99	C$18.70

Selected Precedent Transactions Analysis. Using publicly available information, Citi reviewed financial data relating to the following 11 selected transactions that Citi viewed as generally relevant for purposes of analysis as transactions involving precious metals mining companies with operating assets located in the Americas (collectively, the “selected transactions”):

Announcement Date		Acquiror		Target
November 2019	●	Evolution Mining Limited	●	Newmont Corporation (Red Lake gold complex)
November 2019	●	Kirkland Lake Gold Ltd.	●	Detour Gold Corporation
May 2019	●	St Barbara Limited	●	Atlantic Gold Corporation
September 2017	●	Alamos Gold Inc.	●	Richmont Mines Inc.
January 2017	●	Leagold Mining Corporation	●	Goldcorp Inc. (Los Filos gold mine)
February 2016	●	Tahoe Resources Inc.	●	Lake Shore Gold Corp.
June 2015	●	Newmont Mining Corporation	●	AngloGold Ashanti Ltd.
(Cripple Creek & Victor gold mine)
April 2014	●	Agnico Eagle Mines Limited/Yamana Gold Inc.	●	Osisko Mining Corporation
February 2014	●	Silver Standard Resources Inc.	●	Goldcorp Inc./Barrick Gold Corporation (Marigold mine)
March 2013	●	Hecla Mining Company	●	Aurizon Mines Ltd.
January 2012	●	Pan American Silver Corp.	●	Minefinders Corporation Ltd.

Citi reviewed, among other information and to the extent publicly available, transaction values of the selected transactions based on the consideration paid in the relevant transactions as a multiple of net asset value per share for the target companies or assets. Financial data for the selected transactions were based on publicly available research analysts’ estimates and public filings. Financial data for Pretium was based on the Pretium forecasts and public filings.

The overall low to high estimated net asset value per share multiples observed for the selected transactions were 0.9x to 1.5x (with a median of 1.1x). Citi then applied a selected range of estimated net asset value per share multiples derived from the selected transactions of 1.0x to 1.2x to the estimated net asset value per share for Pretium based on the Pretium forecasts (which estimated net asset value per share for Pretium was derived utilizing the same methodology described above under “—Net Asset Value Analysis” but applying a publicly available research analysts’ consensus discount rate of 5%).

This analysis indicated the following approximate implied per share equity value reference range for Pretium, as compared to the Consideration:

Implied Equity Value
Per Share Reference Range	Consideration
C$12.99 – C$15.59	C$18.70

Newcrest Relative Trading Observation

Selected Public Companies Overview. Citi reviewed publicly available financial and stock market information of Newcrest relative to six selected companies (Agnico Eagle Mines Limited, Barrick Gold Corporation, Evolution Mining Limited, Kinross Gold Corporation, Newmont Corporation and Northern Star Resources Limited) that Citi viewed as generally relevant for purposes of review as publicly traded precious metals mining companies with a large-scale, global portfolio of operating and development assets. Citi observed that the overall low to high estimated net asset value per share multiples for such selected companies was 0.7x to 1.4x (with a median of 1.1x), as compared to a net asset value per share for Newcrest of 1.0x based on publicly available research analysts’ consensus estimates.

Additional Information

Citi also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:

●	the historical trading performance of Pretium Shares during the 52-week period ended November 8, 2021, which indicated low to high intraday prices for Pretium Shares during such period of approximately C$10.40 to C$17.72 per share;

●	undiscounted share price targets for Pretium Shares as reflected in publicly available research analysts’ reports, which indicated a target share price range of C$13.50 to C$20.01 per share (with a median of C$16.00 per share);

●	the historical trading performance of Newcrest Shares during the 52-week period ended November 8, 2021, which indicated low to high intraday prices for Newcrest Shares during such period of approximately A$22.21 to A$30.99 per share (with a volume-weighted average price of A$26.09 per share during such period), as compared to the closing price for Newcrest Shares on November 8, 2021 of A$25.36 per share; and

●	undiscounted share price targets for Newcrest Shares as reflected in publicly available research analysts’ reports, which indicated a target share price range of A$25.00 to A$33.00 per share (with a median of A$30.00 per share), as compared to the closing price for Newcrest Shares on November 8, 2021 of A$25.36 per share.

Miscellaneous

The Special Committee initially contacted Citi regarding a potential financial advisory engagement on October 27, 2021 and formally engaged Citi effective as of October 29, 2021. The Special Committee selected Citi to act as financial advisor in connection with the proposed Arrangement based on, among other factors Citi’s reputation, experience and familiarity with the industry in which Pretium and Newcrest operate. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

APPENDIX G
INFORMATION CONCERNING NEWCREST

Notice to Reader

Capitalized terms used in this Appendix G but not otherwise defined herein have the meanings set forth in the Circular.

Financial Information and Accounting Principles

Unless otherwise indicated, reference in this Appendix to C$ are to Canadian dollars, reference to US$ and $ are to U.S. dollars and reference to A$ are to Australian dollars.

Unless otherwise stated, all financial information in this Appendix is derived from Newcrest’s financial statements which were prepared in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Australian Corporations Act 2001 (Cth) (the “Australian Corporations Act”). Newcrest’s financial statements also comply with International Financial Reporting Standards (“IFRS”) including interpretations as issued by the International Accounting Standards Board.

Newcrest’s Fiscal Year commences on July 1 and ends on June 30. The audited consolidated financial statements of Newcrest for the year ended June 30, 2021 and 2020, are available electronically on SEDAR at www.sedar.com.

Currency Presentation and Exchange Data

The following table sets out the high and low rates of exchange in Canadian dollars for one Australian dollar during the periods noted, the average rates of exchange during such periods and the rates of exchange at the end of such periods.

	Year ended June 30,

	2021	2020
High	$1.00	$0.94

Low	$0.93	$0.84

Average	$0.96	$0.90

Closing	$0.93	$0.94

On December 16, 2021, the exchange rate provided by the Bank of Canada was C$0.9190 = A$1.00.

Summary Description of Business

Newcrest is one of the largest gold mining companies globally by production, reserves and market capitalization. In addition to gold, Newcrest also produces copper and silver as by-products. Newcrest’s ordinary shares are listed on the ASX, TSX and PNGX.

Newcrest’s portfolio is in aggregate low cost and comprises predominantly long life mines and a strong pipeline of brownfields and greenfields exploration projects. Newcrest operates mines in four production provinces located in three countries: Australia, Papua New Guinea (“PNG”) and Canada.

Newcrest’s mining operations currently comprise the following operating mines located in Australia, PNG and Canada:

●	Cadia Operation, 100% owned by Newcrest and located in Central Western New South Wales, Australia, comprising the Cadia East underground mine, which produces gold doré and copper-gold concentrate with an elevated gold content;

●	Lihir Operation, 100% owned by Newcrest and located on the island of Aniolam, PNG, one of the world’s largest known gold deposits by reserves, which produces gold doré;

●	Telfer Operation, 100% owned by Newcrest and located in Western Australia, Australia, comprising open pit and underground mines. Telfer produces gold doré and copper-gold concentrate; and

●	Red Chris Operation, located in British Columbia, Canada, currently consisting of an open pit mine which produces copper-gold concentrate. Newcrest, through its wholly-owned subsidiary Newcrest Red Chris Mining Limited, has a 70% interest in the Red Chris joint venture and is the operator of the mine, with the remaining 30% interest owned by Imperial Metals Corporation. Newcrest recently released a National Instrument 43-101 – Standards of Disclosure for Mineral Projects technical report on the Red Chris project evaluating an underground block caving operation at Red Chris.

In addition, Newcrest has interests in the following potential development projects:

●	Wafi-Golpu Project, PNG;

●	Havieron Project, Australia; and

●	Namosi Joint Venture - Waisoi Project, Fiji.

Newcrest also has an equity holding in an operation in Ecuador. Newcrest continues to search for, and explore in, new greenfields regions that have the potential to deliver the next generation of discoveries. Newcrest has exploration activities in Canada, Australia, Chile, the United States of America and Ecuador.

For further information regarding Newcrest, the development of its business, its business activities and its corporate structure, see the Annual Information Form of Newcrest for the year ended June 30, 2021 dated December 6, 2021 (the “Newcrest AIF”) which is incorporated by reference in this Appendix.

Corporate Structure

Name, Address and Incorporation

Newcrest is a corporation governed by the Australian Corporations Act. Newcrest’s ordinary shares are listed on the ASX, TSX and PNGX. Newcrest also has American Depositary Receipts issued by The Bank of New York Mellon and traded on the over-the-counter market in the United States of America. The registered and head office of Newcrest is located at Level 8, 600 St. Kilda Road, Melbourne, Victoria, 3004, Australia.

Intercorporate Relationships

Name	Jurisdiction	% of Voting Securities Held (directly or indirectly)
Newcrest Operations Limited	Australia	100%

Cadia Holdings Pty Limited	Australia	100%

Newcrest Finance Pty Limited	Australia	100%

Newgen Pty Ltd	Australia	100%

Newcrest International Pty Ltd	Australia	100%

Newcrest Services Pty Limited	Australia	100%

Newcrest Insurance Pte. Ltd.	Singapore	100%

Newcrest (Fiji) Pte Limited	Fiji	100%

Lihir Gold Limited	Papua New Guinea	100%

Newcrest PNG 2 Limited	Papua New Guinea	100%

Newcrest Resources, Inc.	United States of America (Delaware)	100%

Newroyal Resources, Inc.	United States of America (Delaware)	100%

Newcrest USA Finance LLC	United States of America (Delaware)	100%

Newcrest Canada Inc.	Canada	100%

Newcrest Canada Holdings Inc.	Canada	100%

Newcrest Red Chris Mining Limited	Canada (British Columbia)	100%

Newcrest BC Mining Ltd.	Canada (British Columbia)	100%

Newcrest Chile SpA	Chile	100%

NewcrestEcuador S.A.	Ecuador	100%

The following chart demonstrates the corporate structure of Newcrest and its significant subsidiaries with respect to the main assets of Newcrest, the percentage of voting securities of each subsidiary beneficially owned, controlled or directed, directly or indirectly by Newcrest. The jurisdiction of incorporation of each entity is shown in the table above.

Consolidated Capitalization

The following table sets forth Newcrest’s consolidated capitalization as at June 30, 2021, the date of Newcrest’s most recent financial statements, and after giving effect to the Arrangement. The table should be read in conjunction with Newcrest’s audited annual consolidated financial statements for June 30, 2021. There have been no material changes in the share and loan capital of Newcrest since June 30, 2021, except that between July 1, 2021 and December 16, 2021, Newcrest has issued 668,479 ordinary shares under its dividend reinvestment plan.

	Authorized	Outstanding as at June 30, 2021	Outstanding as at June 30, 2021 (after giving effect to the Arrangement)
Ordinary Shares	Unlimited	817,289,692 Ordinary Shares	889,590,095 Ordinary Shares (1)
Total Equity	-	US$10,124M	US$11,516M (2)
Total Borrowings	-	US$1,635M	US$1,819M (3)
Total Capitalization	-	US$11,759M	US$13,335M

(1)	Increase of 72,300,403 ordinary shares represents number of proposed shares to be issued based on the exchange ratio of 0.8084 Newcrest Share for 1 Pretivm Share (based on an aggregate cap payable by Newcrest of 50% cash and 50% Newcrest Shares).

(2)	Increase of US$1,392M comprises:

●	value of proposed shares to be issued based on the five day volume weighted average price (VWAP) of Newcrest Shares on the ASX ending November 8, 2021 and an AUD:USD exchange rate of 0.75.

●	fair value uplift in Newcrest’s existing 4.8% interest in Pretivm.

(3)	Increase of US$184M represents the estimated outstanding debt held by Pretivm at the completion date.

Description of Ordinary Shares

Under the Australian Corporations Act and its constitution, Newcrest may issue an unlimited number of ordinary shares. The ability to issue an unlimited number of shares is restricted by provisions of the ASX Listing Rules, in particular the requirement under ASX Listing Rule 7.1 that, broadly, Newcrest may not issue in any 12 month period new securities amounting to more than 15% of the ordinary securities on issue at the beginning of that 12 month period without the approval of holders of ordinary securities. At the date of this Circular, Newcrest has an aggregate 817,958,171 fully paid ordinary shares issued and outstanding and Newcrest has performance rights outstanding under its Executive Performance Share Plan exercisable into up to 2,468,852 ordinary shares upon satisfaction of relevant performance and vesting conditions. No other shares in the capital of Newcrest of any other classes are issued or outstanding.

The holders of Newcrest’s ordinary shares are entitled to:

(a)	vote at all meetings of shareholders of Newcrest;

(b)	receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Newcrest, any dividends declared by Newcrest; and

(c)	receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Newcrest, and subject to the discretion and direction of the liquidator, the remaining property of Newcrest upon the liquidation, dissolution or winding-up of Newcrest, whether voluntary or involuntary.

The ordinary shares do not carry any exchange, exercise pre-emptive, redemption, conversion or retraction rights.

Credit Ratings

Newcrest’s long-term credit ratings from Standard & Poor’s Rating Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) are BBB and Baa2, respectively.

Ratings are intended to provide investors with an independent view of credit quality. They are not a recommendation to buy, sell or hold securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Investors cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future. Each rating should be evaluated independently of any other rating.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned is the fourth highest rating of 10 major rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments but is more subject to adverse economic conditions. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating is the fourth highest rating of nine rating categories. Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term ratings, which indicate where the obligation ranks within its generic rating category, with 1 being the highest.

Newcrest pays an annual fee to S&P and Moody’s for the provision of a credit rating. Additionally, during the last two years Newcrest has paid fees to S&P and Moody’s in order to receive a credit rating on newly issued debt.

Dividend Policy

In determining dividends, Newcrest seeks to balance financial performance and capital commitments with a prudent leverage and gearing level for the company. Newcrest looks to pay ordinary dividends that are sustainable over time having regards to its financial policy metrics, profitability, balance sheet strength and reinvestment options in the business. In February 2021, Newcrest’s Board of Directors approved a dividend policy which targets a total dividend payout of 30% to 60% of free cash flow generated for that financial year (increased from the previous policy target of at least 10% to 30% of annual free cash flow), with the dividend being no less than US$0.15 per share on a full year basis.

Dividends and interim dividends are determined based on review of Newcrest’s results at each half year and full year. Newcrest’s Board of Directors is of the view that Newcrest’s shareholders should receive a direct cash benefit from the strong gold price where Newcrest’s position allows, having regard to future project and cash commitments.

For the financial year ending June 30, 2019, Newcrest paid an interim dividend of US$0.075 per ordinary share in respect of the six months ended December 31, 2018 and a final dividend of US$0.145 per ordinary share, for a total annual dividend of US$0.22 per ordinary share. For the financial year ending June 30, 2020, Newcrest paid an interim dividend of US$0.075 per ordinary share in respect of the six months ended December 31, 2019 and a final dividend of US$0.175 per ordinary share, for a total annual dividend of US$0.25 per ordinary share. For the financial year ending June 30, 2021, Newcrest paid an interim dividend of US$0.15 per ordinary share and a final dividend of US$0.40 per ordinary share, for a total annual dividend of US$0.55 per ordinary share.

Newcrest has a Dividend Reinvestment Plan in place which is offered at market price and is open to all holders of ordinary shares in the capital of Newcrest except for those shareholders whose addresses (as they appear in the share register of Newcrest) are in countries where regulations make it unlawful or impractical in the opinion of Newcrest’s Board of Directors for them to participate. Currently, shareholders with registered addresses in the United States of America, Canada or Japan or their respective territories or possessions may not participate.

Price Range and Trading Volumes of Ordinary Shares

Newcrest’s ordinary shares are listed for trading on the ASX, TSX and PNGX under the symbol “NCM”. The greatest volume of trading occurs on the ASX. The following table sets forth, for the periods indicated, the reported high, low and month-end closing trading prices and the aggregate volume of trading of the Newcrest ordinary shares on the TSX and the ASX.

	TSX				ASX
Date	High (C$)	Low (C$)	Close (C$)	Volume	High (A$)	Low (A$)	Close (A$)	Volume

November 2020	29.00	25.02	25.02	6,495	31.135	26.10	26.93	73,819,563

December 2020	27.25	25.50	25.50	5,283	28.28	25.52	25.78	72,074,041

January 2021	30.25	24.75	24.75	13,456	28.18	25.02	25.12	58,180,363

February 2021	27.21	23.11	23.75	20,163	26.72	23.30	24.64	74,278,701

March 2021	24.50	22.40	24.50	13,206	25.43	23.085	24.42	68,426,899

April 2021	27.61	24.25	25.50	10,715	28.81	24.98	26.52	58,372,881

May 2021	27.32	23.24	27.00	13,928	29.27	26.11	28.32	59,379,735

June 2021	27.42	23.82	24.00	21,763	28.49	25.16	25.28	56,935,845

July 2021	25.18	23.70	24.20	4,928	27.11	25.33	26.49	46,305,828

August 2021	25.35	22.75	22.80	5,798	27.24	24.18	24.74	52,409,396

September 2021	24.24	20.16	21.20	11,492	25.31	21.85	22.64	53,096,698

October 2021	23.68	21.10	23.11	11,460	25.73	22.64	24.89	47,785,319

November 2021	25.42	20.90	21.00	102,516	26.25	23.58	23.62	66,382,217

December 2021 (December 1 – December 16)	22.97	20.18	21.10	4,818	28.28	26.50	26.93	41,099,584

On December 16, 2021, the closing price of the Newcrest ordinary shares on the TSX and ASX was C$21.10 and A$26.93, respectively.

Prior Sales

The following table summarizes the issuances by Newcrest of ordinary shares, or securities convertible into ordinary shares, within the twelve months preceding the date of this Circular:

Date of Issuance	Type of Security	Price per Security	Number of Securities
December 3, 2021	Performance rights issued under Newcrest’s Long Term Incentive Plan	Nil	908,208

November 15, 2021	Performance rights issued under Newcrest’s Sign-on Plan	Nil	6,627*

November 15, 2021	Performance rights issued under Newcrest’s ShareMatch Plan	Nil	39,672*

November 8, 2021	Performance rights issued under Newcrest’s Long Term Incentive Plan	Nil	3,772*

September 30, 2021	Ordinary shares issued under Newcrest’s DRP Plan	A$24.87	668,479

March 25, 2021	Ordinary shares issued under Newcrest’s DRP Plan	A$24.86	733,158

May 24, 2021	Performance rights issued under Newcrest’s ShareMatch Plan	Nil	23,295*

March 15, 2021	Performance rights issued under Newcrest’s Long Term Incentive Plan	Nil	23,058*

March 1, 2021	Performance rights issued under Newcrest’s ShareMatch Plan	Nil	29,594*

December 10, 11, 2020	Performance rights issued under Newcrest’s Long Term Incentive Plan	Nil	47,642*

*	The shares allocated on vesting of performance rights that satisfy the associated performance conditions will be sourced from the Newcrest Employee Share Trust (which holds shares purchased on market) or will be purchased directly on market.

Documents Incorporated by Reference

Information has been incorporated by reference in this Appendix G from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Newcrest at Level 8, 600 St. Kilda Road, Melbourne, Victoria, 3004, Australia. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available online through SEDAR at www.sedar.com.

The following documents of Newcrest filed with the various securities commissions or similar authorities in the provinces of Canada are specifically incorporated by reference into and form an integral part of this Appendix G:

(a)	the Newcrest AIF;

(b)	Newcrest’s notice of meeting dated October 5, 2021 in respect of the annual general meeting of shareholders of Newcrest held on November 10, 2021;

(c)	the audited consolidated financial statements of Newcrest as at and for the years ended June 30, 2021 and 2020, together with the notes thereto and the auditors’ report thereon; and

(d)	Newcrest’s operating and financial review of the financial condition and results of operations of Newcrest as at and for the year ended June 30, 2021 contained in Newcrest’s Annual Report.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Newcrest with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and before the date on which the Arrangement becomes effective, are deemed to be incorporated by reference in this Circular and this Appendix G. Shareholders should refer to these documents for important information concerning Newcrest.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix G to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Appendix G.

As of the date of this Circular, Newcrest qualifies as a “designated foreign issuer” as defined in National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers and is subject to the regulatory requirements of the Australian Securities and Investments Commission and the ASX. Certain of the documents incorporated by reference in this Appendix were prepared in accordance with Australian corporate and securities laws. Pretivm shareholders should be aware that requirements under Australian laws may differ from requirements under Canadian corporate and securities laws. Information contained or otherwise accessed through Newcrest’s website, www.newcrest.com, or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR at www.sedar.com, does not form part of this Appendix.

Risk Factors

The business and operations of Newcrest are subject to risks. In addition to considering the other information in this Circular, Pretivm shareholders should consider carefully the risk factors set forth in the Newcrest AIF, which is incorporated by reference herein.

Auditor

The auditor of Newcrest is Ernst & Young, located at Ernst & Young Building, 8 Exhibition Street, Melbourne, Victoria, 3000, Australia. Ernst & Young was appointed the Auditor of Newcrest in May, 2002 and is independent within the meaning of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants and the Australian Corporations Act.

Transfer Agent and Registrar

Newcrest’s transfer agent and registrar for its ordinary shares in Australia is Link Market Services Limited at its principal offices in Melbourne, Australia. Newcrest’s transfer agent and registrar for its ordinary shares in Canada is TSX Trust Company (Canada) at its principal offices in Toronto, Ontario.

Additional Information

Additional information relating to Newcrest can be found in the Newcrest AIF on SEDAR at www.sedar.com. Additional financial information is available in Newcrest’s audited financial statements for the year ended June 30, 2021 and 2020, a copy of which has been filed on SEDAR at www.sedar.com. For copies of documents, please contact Newcrest at Level 8, 600 St. Kilda Road, Melbourne, Victoria, 3004, Australia.

APPENDIX H

INFORMATION CONCERNING THE COMBINED COMPANY

On completion of the Arrangement, Newcrest will own all of the Pretivm Shares and Pretivm will be an indirect wholly-owned subsidiary of Newcrest. Immediately following completion of the Arrangement, former Shareholders (other than Dissenting Shareholders and Shareholders who receive the All Cash Consideration) will be shareholders of Newcrest. Based on the number of Pretivm Shares and Newcrest Shares outstanding on December 16, 2021, immediately following completion of the Arrangement former Shareholders immediately prior to the Effective Time are anticipated to collectively own approximately 8% of the Newcrest Shares on a fully diluted basis. All of the directors of Pretivm will resign concurrently with the completion of the Arrangement.

Upon the completion of the Arrangement, the rights of Shareholders who receive Newcrest Shares under the Arrangement will be governed by Australian law. While the rights and privileges of shareholders of an Australian company are, in many instances, comparable to those of shareholders of a BCBCA company, there are certain differences. Those differences which management of Pretivm and Newcrest feel are most material to shareholders of the Company are summarized in Appendix J – Comparison or Relevant Laws. Such comparison is a summary only and is not exhaustive, and may not address all the differences between the BCBCA and the Australian Law that a Shareholder may find relevant. Shareholders should consult their legal advisors regarding all of the implications of the transactions contemplated in the Arrangement.

Intercorporate Relationships

The table below sets out Newcrest’s main operating subsidiaries upon the completion of the Arrangement, assuming the completion of a pre-closing amalgamation of Pretivm and Pretivm’s wholly-owned subsidiary Pretivm Exploration, which is expected to take place as a step in the Plan of Arrangement.

Name	Jurisdiction	% of Voting Securities Held (directly or indirectly)
Newcrest Operations Limited	Australia	100%
Cadia Holdings Pty Limited	Australia	100%
Newcrest Finance Pty Limited	Australia	100%
Newgen Pty Ltd	Australia	100%
Newcrest International Pty Ltd	Australia	100%
Newcrest Services Pty Limited	Australia	100%
Newcrest Insurance Pte. Ltd.	Singapore	100%
Newcrest (Fiji) Pte Limited	Fiji	100%
Lihir Gold Limited	Papua New Guinea	100%
Newcrest PNG 2 Limited	Papua New Guinea	100%
Newcrest Resources, Inc.	United States of America (Delaware)	100%
Newroyal Resources, Inc.	United States of America (Delaware)	100%
Newcrest USA Finance LLC	United States of America (Delaware)	100%
Newcrest Canada Inc.	Canada	100%
Newcrest Canada Holdings Inc.	Canada	100%
Newcrest Red Chris Mining Limited	Canada (British Columbia)	100%
Newcrest BC Mining Ltd.	Canada (British Columbia)	100%
Pretium Resources Inc.	Canada (British Columbia)	100%
0890696 B.C. Ltd.	Canada (British Columbia)	100%
Newcrest Chile SpA	Chile	100%
NewcrestEcuador S.A.	Ecuador	100%

Corporate Structure

The following chart demonstrates the corporate structure of Newcrest and its significant subsidiaries following the Arrangement with respect to the main assets of Newcrest, the percentage of voting securities of each subsidiary beneficially owned, controlled or directed, directly or indirectly by Newcrest. This chart assumes the completion of a pre-closing amalgamation between Pretivm and Pretivm’s wholly-owned subsidiary, Pretivm Exploration, which is expected to occur as a step in the Plan of Arrangement. The jurisdiction of incorporation of each entity is shown in the table above.

Description of the Business

Following the Arrangement, Newcrest will be the leading gold miner in British Columbia’s Golden Triangle, operating both the Brucejack and Red Chris mines.Newcrest’s portfolio will be comprised of predominantly long life mines and a strong pipeline of brownfields and greenfields exploration projects. Newcrest will continue to operate mines in four production provinces located in three countries: Australia, Papua New Guinea and Canada.

Post-Arrangement Shareholdings and Principal Shareholders

Based on the Newcrest and Pretivm securities outstanding on December 16, 2021, immediately following completion of the Arrangement, former Shareholders who receive Newcrest Shares under the Arrangement will hold approximately 8% of the Newcrest Shares issued and outstanding immediately after the Effective Time.

To the knowledge of the directors and executive officers of Pretivm and Newcrest, immediately following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Newcrest carrying 10% or more of the voting rights attached to any class of voting securities of Newcrest.

APPENDIX I DISSENT PROVISIONS OF THE BCBCA

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)       in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)       in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)       in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)       in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)       the court orders otherwise, or

(b)       in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)       under section 260, in respect of a resolution to alter the articles

(i)       to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)       without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)       under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)       under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)       in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)       under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)       under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)       in respect of any other resolution, if dissent is authorized by the resolution;

(h)       in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)       prepare a separate notice of dissent under section 242 for

(i)       the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)       each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)       identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)       dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)  Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)       dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)       cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)       provide to the company a separate waiver for

(i)       the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)       each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)       identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)       the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)       any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)       a copy of the proposed resolution, and

(b)       a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)       a copy of the proposed resolution, and

(b)       a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)       a copy of the resolution,

(b)       a statement advising of the right to send a notice of dissent, and

(c)       if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)       a copy of the entered order, and

(b)       a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)       if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)       if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)       if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)       the date on which the shareholder learns that the resolution was passed, and

(ii)       the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)       on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)       if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)       within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)       if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)       if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)       if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)       the names of the registered owners of those other shares,

(ii)       the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)       a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)       if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)       the name and address of the beneficial owner, and

(ii)       a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)       if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)       the date on which the company forms the intention to proceed, and

(ii)       the date on which the notice of dissent was received, or

(b)       if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a)       be dated not earlier than the date on which the notice is sent,

(b)       state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)       advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)       a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)       the certificates, if any, representing the notice shares, and

(c)       if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)       be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)       set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)       the names of the registered owners of those other shares,

(ii)       the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)       that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)       the dissenter is deemed to have sold to the company the notice shares, and

(b)       the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)       promptly pay that amount to the dissenter, or

(b)       if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)       determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)       join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)       make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)       pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)       if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)       the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)       if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)       the company is insolvent, or

(b)       the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)       the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)       the resolution in respect of which the notice of dissent was sent does not pass;

(c)       the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)       the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)       the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)       a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)       with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)       the notice of dissent is withdrawn with the written consent of the company;

(i)       the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)       the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)       the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)       the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division

APPENDIX J COMPARISON OF RELEVANT LAWS

In this Appendix J — “Comparison of Relevant Laws”, unless there is something in the subject matter or context inconsistent therewith, capitalized terms have the meanings ascribed to those terms in the “Glossary of Terms” as set out in the accompanying Circular.

The following is a summary of certain differences between the BCBCA and the ACA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to all of the implications of the Arrangement which may be of importance to them.

Introduction

Pretivm is a company incorporated under the BCBCA. Pretivm Shares are listed on the TSX and the NYSE. As Pretivm is a “reporting issuer” in each of the provinces and territories of Canada, it is subject to Canadian securities laws, and due to its listing on the TSX and the NYSE, is also subject to the rules of the TSX and the NYSE.

Newcrest is a public company registered under Australian law. Newcrest Shares are listed on the TSX, the ASX and the PNGX.

If the Arrangement is implemented, the rights of Shareholders who receive Newcrest Shares will, in respect of those shares, be governed by the constitution of Newcrest (“Newcrest Constitution”), Australian law and in certain respects, the ASX Listing Rules.

A comparison of some of the material provisions of Australian company law and British Columbia corporate law as they relate to Newcrest and Pretivm, respectively, is set out below, along with a description of certain securities laws and stock exchange rules where applicable.

References to “Australian law” where they appear in this Appendix J — “Comparison of Relevant Laws” are references to the ACA, ASX Listing Rules, the operating rules of the ASX Settlement Pty Limited (the “ASX Settlement Operating Rules”) and Australian common law, as applicable. References to “Canadian law” are references to the Articles of Pretivm, the BCBCA, Canadian corporate and securities laws and Canadian common law, as applicable. References to “TSX Rules” are references to the market rules of the TSX, primarily embodied in the TSX Company Manual. The comparison below is not an exhaustive statement of all relevant laws, rules and regulations and is intended as a general guide only. Shareholders should consult with their own legal adviser if they require further information.

Meetings of shareholders

Calling meetings

Newcrest

Under the ACA, the annual general meeting of Newcrest is required to be held within five months after the end of its financial year.

A general meeting of Newcrest Shareholders may be called from time to time by the Newcrest Board, individual directors or by Newcrest Shareholders in the circumstances set out below. When requested to do so by Newcrest Shareholders holding at least 5% of the votes that may be cast at the meeting, directors must call a general meeting within 21 days after the request is given to Newcrest, and the meeting must be held not later than two months after the date upon which that request is first given.

Alternatively, Newcrest Shareholders holding at least 5% of the votes that may be cast at the meeting may themselves call, and arrange to hold, a general meeting.

Newcrest Shareholders holding at least 5% of the votes that may be cast at a meeting or at least 100 Newcrest Shareholders who are entitled to vote at a meeting may also require a resolution to be moved at a meeting convened by the Newcrest Board or an individual director.

Pretivm

Under the BCBCA, a company must hold an annual meeting of Shareholders at least once in each calendar year and not more than 15 months after the last preceding annual meeting. Furthermore, the TSX Rules require the annual meeting of Shareholders to occur not more than six months after the end of each financial year of Pretivm. The BCBCA as well as Pretivm’s articles provide that the Board may call a meeting of Shareholders at any time. The BCBCA further provides that the holders of not less than 5% of the issued Pretivm Shares that carry the right to vote at general meetings, at the date on which s requisition is received by Pretivm, may requisition the Board to call a general meeting of Shareholders for the purposes stated in the requisition.

Notice of meetings

Newcrest

As Newcrest Shares are quoted on ASX, notice of a general meeting of Newcrest must be given at least 28 days before the date of the proposed meeting. Newcrest is required to give notice only to Newcrest Shareholders entitled to vote at the meeting, as well as its directors and auditors. The quorum for a general meeting under Newcrest’s Constitution is five shareholders present in person, by proxy, attorney or representative.

Pretivm

The BCBCA and Pretivm’s articles require that notice of a meeting of Shareholders must be provided not less than 21 days, and not more than two months before the meeting to each Shareholder entitled to vote at the meeting. Management proxy circulars, in the required form, are required to be provided under applicable Canadian securities laws for any solicitation of proxies by management.

Pretivm’s articles provide that, subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.

Voting requirements

Newcrest

Unless the ACA or the Newcrest Constitution requires a special resolution, resolutions are passed by a simple majority of votes cast on the resolution. Under the ACA, a special resolution may only be passed by Newcrest Shareholders if Newcrest gives to all Newcrest Shareholders not less than 28 days’ notice of its proposal to convene a general meeting to consider and vote upon that special resolution, specifying the intention to propose the special resolution and stating the terms of that special resolution. A special resolution must be passed by at least 75% of the votes cast by shareholders entitled to vote, who attend at the meeting, in person or by proxy.

The ACA requires certain matters to be resolved by a company by special resolution, including:

●	the change of name of the company;

●	any proposed amendment to the constitution of the company;

●	a selective reduction of capital or selective share buy-back;

●	where required, shareholder approval to the giving by the company of financial assistance in connection with an acquisition of shares in the company or a holding company of the company;

●	the variation of rights attaching to classes of shares;

●	the conversion of the company from one type or form to another; and

●	a decision to wind up the company voluntarily.

Each Newcrest Share (subject to any specific terms of issue) confers a right to vote at all general meetings. On a show of hands, each Newcrest Shareholder present in person, or by proxy, attorney or body corporate representative, has one vote. If a poll is held, Newcrest Shareholders present in person or by their proxy, attorney or body corporate representative will have one vote for every Newcrest Share held at the record date for the meeting.

A proxy’s appointment must be signed and sent to Newcrest or its share registry so as to be received at least 48 hours before the time and date for the convening of the meeting.

Pretivm

Under the BCBCA, certain extraordinary corporate actions, such as amalgamations, continuances, reorganizations, liquidations and arrangements, require approval of the Shareholders by special resolution. Under the BCBCA, a resolution passed by a special majority at a general meeting for which proper notice has been provided constitutes a special resolution. A special majority is a majority of votes, as specified by Pretivm’s articles, that is at least two-thirds of the votes cast on the resolution. Unless the BCBCA or Pretivm’s articles requires a special resolution to approve a particular item of business, an ordinary resolution of Shareholders is required to approve such item. Ordinary resolutions are passed by a simple majority of votes cast on the resolution.

Each Pretivm Share entitles the holder to one vote at a meeting of Shareholders. With respect to proxies, Pretivm’s articles provide that a proxy for a meeting of shareholders must (a) be received at the registered office of Pretivm or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting or any adjourned meeting, or (b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

Shareholders’ rights to bring a resolution before a meeting

Newcrest

See “Calling meetings” above.

Pretivm

The BCBCA includes a detailed regime for shareholder proposals. A shareholder proposal (a “Proposal”) is a document setting out a matter that the submitter wishes to have considered at the next annual general meeting of Pretivm. Under the BCBCA, Proposals may be submitted by both registered and beneficial Shareholders who have been Shareholders for an uninterrupted period of at least two years and who are entitled to vote at an annual shareholders’ meeting (“Qualified Shareholders”). To be valid, the Proposal must, among other things, be signed by Qualified Shareholders who are registered or beneficial holders of Pretivm Shares that either (a) constitute at least one percent of the issued and outstanding Shares, or (b) have a fair market value of not less than $2,000.

Pretivm has adopted an Advance Notice Policy (the “Advance Notice Policy”), which was amended by the Board on February 25, 2021 and ratified, confirmed and approved by our shareholders on May 4, 2021. The Advance Notice Policy sets out the advance notice requirements for the nomination of directors of the Company. In general, the Advance Notice Policy requires nominations of directors of Pretivm by Shareholders to be submitted not less than 30 days prior to the date of an annual general meeting of Shareholders.

Directors

Directors’ management of the business of the company

Newcrest

Under the Newcrest Constitution, the business of Newcrest is to be managed by or under the direction of Newcrest’s directors. Those directors may exercise all the powers of Newcrest, except any powers that the ACA, the ASX Listing Rules or Newcrest’s Constitution preserve for the exercise of Newcrest Shareholders in a general meeting.

Pretivm

According to the BCBCA, the directors of Pretivm shall, subject to the BCBCA, the BCBCA regulations and Pretivm’s articles, manage or supervise the management of the business and affairs of Pretivm.

Number and election of directors

Newcrest

Under the Newcrest Constitution, Newcrest must have no less than three, nor more than eleven, directors. Under the ACA, at least two directors must ordinarily reside in Australia. At each annual general meeting, one- third of directors (or the number nearest to one-third) must retire from office but no director may retain office past the third consecutive annual general meeting following the director’s appointment or three years (whichever is longer). The director or directors to retire are those who have been longest in office since their election and, as between those who became directors on the same day, as determined by lot unless they otherwise agree. A retiring director is eligible for re-election. The managing director is exempt from retirement by rotation. Casual vacancies between annual general meetings may be filled by appointments made by the Newcrest Board. In addition, the Newcrest Board has the power to appoint additional directors, but so that the total number of directors does not at any time exceed eleven.

Pretivm

According to the BCBCA and Pretivm’s articles, because Pretivm is a public company, it must have a minimum of three directors.

Amendments to constituent documents

Newcrest

Any amendment to the Newcrest Constitution must be approved by a special resolution passed by Newcrest Shareholders present and voting on the resolution.

The Newcrest Constitution is lodged with ASIC, the Australian corporate regulator, and a copy is kept at Newcrest’s registered office.

Pretivm

The required authorization to amend the Notice of Articles or Articles of Pretivm under the BCBCA will be specified in the BCBCA or the Articles of Pretivm depending on the type of amendment proposed. In many instances, including a change of name or amendments to the Articles, the BCBCA or the articles may provide for approval solely by a resolution of the directors or by ordinary resolution of Shareholders. If the type of resolution is not specified in the BCBCA or the articles, most amendments will require a special resolution of the shareholders.

The Notice of Articles of Pretivm is filed with the Registrar of Companies, while the Articles of Pretivm are kept at Pretivm’s records office.

Issue of new shares

Newcrest

Subject to specified exceptions (for example, pro rata issues), ASX Listing Rule 7.1 applies to restrict Newcrest from issuing, or agreeing to issue, more ordinary shares (or securities convertible or exercisable into ordinary shares) than the number calculated as follows in any 12-month period unless Newcrest has shareholder approval—namely not in excess of 15% of the total of:

●	the number of fully paid ordinary shares on issue 12 months before the date of the issue or agreement; plus

●	the number of fully paid ordinary shares issued in the 12 months under a specified exception; plus

●	the number of partly paid ordinary shares that became fully paid in the 12 months; plus

●	the number of fully paid ordinary shares issued in the 12 months with shareholder approval; less

●	the number of fully paid ordinary shares cancelled in the 12 months; and

●	the number of fully paid ordinary shares issued or agreed to be issued in the 12 months before the date of issue or agreement to issue, but not under a specified exception or with shareholder approval.

Subject to certain exceptions, ASX Listing Rules 10.11 and 10.14 require the approval of Newcrest Shareholders by ordinary resolution in order for Newcrest to issue shares or options to directors. Under the Newcrest Constitution, Newcrest directors may issue shares or other securities on terms determined by the directors at such times as they think fit, subject to the ACA, the ASX Listing Rules, and any special rights previously conferred on the holders of any existing Newcrest Shares or other class of shares.

Pretivm

The BCBCA permits shares with or without par value. According to Pretivm’s Notice of Articles, Pretivm is authorized to issue an unlimited number of Pretivm Shares without par value. Pretivm Shares may be issued for such consideration as the directors of Pretivm may determine. Shares, such as Pretivm Shares, issued by a company governed by the BCBCA, are non-assessable and may only be issued if consideration for such shares is fully paid.

Certain Pretivm Share issuances, such as private placements or acquisitions resulting in potential issuances of more than 25% of the issued and outstanding Pretivm Shares, require approval from Shareholders under TSX Rules.

Protection of minority shareholders/oppression remedy

Newcrest

Under the ACA, any Newcrest Shareholder can bring an action in cases of conduct which is contrary to the interests of shareholders as a whole, or oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholder(s), whether in their capacity as a shareholder or in any other capacity. Former shareholders can also bring an action if it relates to the circumstances in which they ceased to be a shareholder.

A statutory derivative action may also be instituted by a Newcrest Shareholder, former Newcrest Shareholder or person entitled to be registered as a Newcrest Shareholder. In all cases, leave of the court to commence that action is required.

Pretivm

Under the BCBCA, a shareholder of a company and any other person whom the court considers an appropriate person to make an application has the right to apply to the court on the grounds that: (i) the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or (ii) some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the company.

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation. Leave may be granted on terms the court considers appropriate if: (i) the complainant has made reasonable efforts to cause the directors of the corporation to prosecute or defend the legal proceeding; (ii) notice of the application for leave has been given to the corporation and any other person the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court that it is in the best interests of the corporation for the legal proceeding to be prosecuted or defended.

The BCBCA provides that shareholders entitled to vote on certain matters may exercise dissent rights and demand payment for the fair value of their shares (as of the last business day before the day the resolution on which the shareholder dissent was adopted), provided that they comply strictly with the requirements in the BCBCA. Dissent rights exist when there is a vote upon matters such as:

●	an alteration to Pretivm’s articles to alter restrictions on the powers of Pretivm or on the business it is permitted to carry on;

●	any adoption of an amalgamation agreement or an amalgamation in certain instances;

●	an arrangement, the terms of which arrangement permit dissent;

●	a sale, lease or other disposition of all or substantially all the undertaking of Pretivm other than in the ordinary course of business;

●	a continuance into a jurisdiction other than British Columbia;

●	and any other resolution, if dissent is authorized by the resolution.

Takeover requirements

Newcrest

Australian law places restrictions on a person acquiring interests in the voting shares of a public company such as Newcrest where, as a result of the acquisition, that person’s or someone else’s voting power in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90% (the “20% Rule”). Generally, such acquisitions cannot be made unless:

●	the person does not acquire more than 3% of the voting shares in the company in the six-month period before the acquisition;

●	the acquisition is made with shareholder approval; or

●	the acquisition is made under a takeover bid made in accordance with Australian law.

There are numerous other exemptions from the application of the 20% Rule. Takeover bids must treat all shareholders, as far as is possible, equally and must not involve any collateral benefits being given to some target shareholders only. Various restrictions about conditional offers exist and there are also substantial restrictions concerning the withdrawal and suspension of takeover offers.

Pretivm

Under applicable Canadian securities legislation, a “take-over bid” occurs when there is an offer to acquire outstanding voting or equity securities made to any person in any province or territory where the securities subject to the offer, together with the securities owned or controlled by the offeror and its affiliates and associates, constitute 20% or more of the outstanding securities.

Unless an exemption is available, a take-over bid must be made to all holders of each class of voting or equity securities being purchased, and the same price per security must be offered to each holder of securities. These provisions require, among other things, the production, filing and mailing of a takeover bid circular to shareholders of the target company. Takeover bids must treat all securityholders alike and must not involve any collateral agreements, with certain exceptions for employment compensation arrangements. Except under certain circumstances, takeover bids must remain open for a minimum of 105 days from the date of the mailing of the circular, and no deposited securities can be taken up and paid for by the offeror during the first 105 days of the offer (subject to a reduction of the minimum deposit period to a minimum of 35 days with the consent of the target’s board of directors or where certain competing take-over bids or alternative change in control transactions are outstanding).

For the protection of target securityholders, the takeover bid rules contain various additional requirements, such as restrictions applicable to conditional offers and the withdrawal, amendment or suspension of offers. Securities regulators also retain a general public interest jurisdiction to regulate takeovers and may intervene to halt or prevent activity that is abusive. Issuer bids are regulated similarly to takeover bids.

There are extensive disclosure requirements associated with takeover bids, beginning with “early warning” disclosure, required when an acquirer crosses the 10% ownership threshold. Generally, further disclosure is required for additional purchases or dispositions of 2% or more of the outstanding securities of an issuer for which such early warning disclosure is required. Purchases outside the bid, before, during, and after the bid, are also restricted.

Following a bid, second step transactions where the acquirer brings its percentage ownership to 100% are governed by the BCBCA. No shareholder approval of the acquisition would be required if the acquirer obtained 90% of the outstanding shares owned by shareholders during the bid. Otherwise, a meeting must be called and associated regulations complied with for a second step acquisition, including obtaining a special resolution of shareholders. The acquirer is generally permitted to vote the shares acquired pursuant to the bid at such meeting. Appraisal (or dissent) rights are available for objecting shareholders who fulfil certain procedural requirements.

Canadian securities laws allow certain exemptions to the formal bid requirements, on specified conditions. For example, private agreements to purchase securities from up to five persons are permitted if the purchase price does not exceed 115% of the market price. Under the normal course purchase exception, the offeror (together with any joint offerors) may acquire up to 5% of a class of securities within a 12-month period if there is a published market for the relevant class and the consideration paid does not exceed the market price at the date of acquisition.

Takeover defence mechanisms

Newcrest

Under Australian takeovers legislation and policy, boards of target companies are limited in the defensive mechanisms that they can adopt to discourage or defeat a takeover bid, as such mechanisms may not always be in the best interests of the shareholders of the target company. Such tactics may also give rise to a declaration of unacceptable circumstances by the Australian Takeovers Panel, which if so declared, could result in the prohibition, termination of progress or unwinding of the defensive mechanism.

Pretivm

The Canadian securities regulatory authorities have recognized that takeover bids play an important role in the economy by acting as a discipline on corporate management and as a means of reallocating economic resources to their best uses. In considering the merits of a takeover bid, there is a possibility that the interests of management of the target company will differ from those of its shareholders. The CSA considers the primary objective of the takeover bid provisions of Canadian securities legislation to be the protection of the bona fide interests of the shareholders of the target company. Because certain defensive measures taken by management of a target company may have the effect of denying shareholders the ability to make a fully informed decision and frustrating an open takeover bid process, Canadian securities regulators will therefore examine target company defensive tactics in specific cases to determine whether they are abusive of shareholder rights.

Without limiting the foregoing, defensive tactics that may come under scrutiny if undertaken during the course of a bid, or immediately before a bid (if the board of directors has reason to believe that a bid might be imminent) include:

●	the issuance of, or granting of an option for the purchase of, securities representing a significant percentage of the outstanding securities of the target company;

●	the sale or acquisition or granting of an option for the purchase of assets of a material amount; and

●	entering into a contract or taking corporate action other than in the normal course of business.

Shareholder approval of a particular corporate action may be a factor in the decision as to whether the tactics are appropriate.

Notwithstanding the above, defensive tactics may be taken by a board of directors of a target company in a genuine attempt to obtain a better bid; however, tactics that are likely to deny or limit severely the ability of the shareholders to respond to a takeover bid or a competing bid may result in action by the Canadian securities regulators.

APPENDIX K USER GUIDE

See attached.

K-1

PRETIUM RESOURCES INC.

HOW TO PARTICIPATE IN THE MEETING ONLINE

Attending the Meeting online

We will be conducting a Virtual Meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer.

If you choose to participate online you will be able to view a live webcast of the meeting, ask questions and submit your votes in real time.

Visit https://meetnow.global/MAZZWNK	Participate	January 20, 2022 at 2:00 PM PST

You will need the latest version of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible.	To join, you must have your Control Number or Invite Code.	You will be able to log into the site up to 60 minutes prior to the start of the meeting.

Access

Once the webpage above has loaded into your web browser, click JOIN MEETING NOW then select Securityholder on the login screen and enter your Control Number, or if you are an appointed proxyholder, select Invitation and enter your Invite Code.

If you have trouble logging in, contact us using the telephone number provided at the bottom of the screen.

Important Notice for Non-Registered Holders:

Non-registered holders (holders who hold their securities through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to participate at the meeting. Non-registered holders that wish to attend and participate should follow the instructions on the voting information form and in the management information circular relating to the meeting to appoint and register yourself as proxyholder, otherwise you will be required to login as a guest.

If you are a guest:

Select Guest on the login screen. As a guest, you will be prompted to enter your name and email address.

Please note, guests will not be able to ask questions or vote at the meeting.

Navigation

When successfully accessed, you can view the webcast, vote, ask questions, and view meeting documents. If viewing on a computer, the webcast will appear automatically once the meeting has started.

Voting

Resolutions will be put forward for voting in the Vote tab. To vote, simply select your voting direction from the options shown.

Be sure to vote on all resolutions using the numbered link, if one appears, within the Vote tab.

Your vote has been cast when the check mark appears.

Q&A

Any authenticated holder or appointed proxy attending the meeting online is eligible to partake in the discussion.

Access the Q&A tab, type your question into the box at the bottom of the screen and then press the Send button.

PTJQ

K-2

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

North American Toll Free

1-877-452-7184

Outside North America

416-304-0211

Email

assistance@laurelhill.com